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As filed with the Securities and Exchange Commission on June 22, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

UNITED ONLINE, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7370	77-0575839
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2555 Townsgate Road
Westlake Village, California 91361
(805) 418-2000
(Address, Including Zip Code and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Mark R. Goldston
Chairman and Chief Executive Officer
United Online, Inc.
2555 Townsgate Road
Westlake Village, California 91361
(805) 418-2000
(Name, Address, Including Zip Code and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Richard S. Chernicoff Brobeck, Phleger & Harrison LLP 550 South Hope Street Los Angeles, CA 90071 (213) 489-4060	Gary L. Sellers Simpson Thacher & Bartlett 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000

   Approximate date of commencement of proposed sale to the public: As soon as practicable following consummation of the mergers described in this registration statement.

   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee

Common Stock, par value $0.0001 per share	40,395,082 shares	N/A	$182,572,510	$45,644

(1)
Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(f) under the Securities Act.
(2)
This registration statement shall cover any additional shares of United Online common stock that become issuable to NetZero, Inc. or Juno Online Services, Inc. stockholders by reason of an adjustment in the exchange ratio as a result of any stock dividend, stock split, recapitalization or other similar transaction.
(3)
Pursuant to Rule 457(f), represents, as of June 21, 2001, the sum of (1) $0.94 (the average of the high and low prices of NetZero common stock on the Nasdaq National Market) multiplied by 126,772,335 outstanding shares (or potentially outstanding shares) of NetZero common stock and (2) $1.505 (the average of the high and low prices per share of Juno common stock on the Nasdaq National Market) multiplied by 42,130,575 outstanding shares (or potentially outstanding shares) of Juno common stock.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

            , 2001

Dear Fellow Stockholders:

    I am pleased to be writing to you about the proposed combination of NetZero, Inc. and Juno Online Services, Inc. under our newly formed holding company, United Online, Inc. This proposed combination will bring together two leaders in the value segment of the Internet access market. We believe this will create the second largest Internet service provider, or ISP, in the nation based on active subscribers in March 2001. Together, the two companies had more than 7 million active subscribers in March 2001, including approximately 1 million paying subscribers. Both companies have built widely recognized consumer brands that we will continue to leverage as we strive to grow our subscriber base. We believe that the large existing base of free subscribers represents a valuable resource from which United Online can continue to build its pay subscriber base.

    Importantly, NetZero and Juno each bring distinct strengths to the relationship that are expected to generate significant synergies, resulting in increased financial strength and many operating efficiencies. Operating efficiencies are expected to be gained in part through facilities and workforce rationalization, reduction in telecommunications costs, merger of back-end technologies and consolidation of billing systems, marketing activities and product development.

    We believe that combining NetZero's and Juno's businesses will result in a stronger, more efficient and better capitalized company. As a single entity, we expect United Online to be a major force in the value segment of the Internet access market and to provide greater long-term value for the stockholders of both companies.

    NetZero's board of directors has unanimously approved the merger agreement and urges you to submit your proxy in favor of adoption of the merger agreement. I urge you to carefully read this entire document because it contains important information about the proposed combination.

    United Online will apply to have its common stock listed on the Nasdaq National Market under the symbol "UNTD." United Online has registered up to 40.3 million shares of its common stock in connection with the combination. If the combination is completed, you will receive 0.2000 of a share of United Online's common stock for each share of NetZero common stock you own. This exchange ratio is fixed in the merger agreement.

    Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the special meeting, please vote as soon as possible to make sure your shares are represented at the special meeting.

                      Very truly yours,

                      Mark R. Goldston
                       Chairman and Chief Executive Officer

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the mergers or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should carefully read the "Risk Factors" section which begins at page 12.

    This joint proxy statement/prospectus is dated            , 2001 and is first being mailed to our stockholders on or about            , 2001.

            , 2001

Dear Fellow Stockholders:

    I am pleased to be writing to you about the proposed combination of Juno Online Services, Inc. and NetZero, Inc. under our newly formed holding company, United Online, Inc. This proposed combination will bring together two leaders in the value segment of the Internet access market. We believe this will create the second largest Internet service provider, or ISP, in the nation based on active subscribers in March 2001. Together, the two companies had more than 7 million active subscribers in March 2001, including approximately 1 million paying subscribers. Both companies have built widely recognized consumer brands that we will continue to leverage as we strive to grow our subscriber base. We believe that the large existing base of free subscribers represents a valuable resource from which United Online can continue to build its pay subscriber base.

    Importantly, Juno and NetZero each bring distinct strengths to the relationship that are expected to generate significant synergies, resulting in increased financial strength and many operating efficiencies. Operating efficiencies are expected to be gained in part through facilities and workforce rationalization, reduction in telecommunications costs, merger of back-end technologies and consolidation of billing systems, marketing activities and product development.

    We believe that combining Juno's and NetZero's businesses will result in a stronger, more efficient and better capitalized company. As a single entity, we expect United Online to be a major force in the value segment of the Internet access market and to provide greater long-term value for the stockholders of both companies.

    Juno's board of directors has unanimously approved the merger agreement and urges you to submit your proxy in favor of adoption of the merger agreement. I urge you to carefully read this entire document because it contains important information about the proposed combination.

    United Online will apply to have its common stock listed on the Nasdaq National Market under the symbol "UNTD." United Online has registered up to 40.3 million shares of its common stock in connection with the combination. If the combination is completed, you will receive 0.3570 of a share of United Online's common stock for each share of Juno common stock you own. This exchange ratio is fixed in the merger agreement.

    Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the special meeting, please vote as soon as possible to make sure your shares are represented at the special meeting.

                      Very truly yours,

                      Charles E. Ardai
                       President and Chief Executive Officer

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the mergers or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should carefully read the Risk Factors section which begins at page 12.

    This joint proxy statement/prospectus is dated            , 2001 and is first being mailed to our stockholders on or about            , 2001.

NETZERO, INC.
2555 Townsgate Road
Westlake Village, California 91361

Notice of Special Meeting of NetZero Stockholders

             , 2001 at 10:00 a.m.

To the Stockholders of NetZero, Inc.:

    Notice is hereby given that a special meeting of stockholders of NetZero, Inc. will be held on            , 2001, beginning at 10:00 a.m., Eastern time, at  , New York, to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of June 7, 2001, by and among NetZero, Inc., Juno Online Services, Inc., United Online, Inc., NZ Acquisition Corp. and JO Acquisition Corp.

    The proposal is described in detail in this document. Only holders of record of NetZero common stock at the close of business on            , 2001 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. On that date,            shares of our common stock were issued and outstanding, and each share of common stock is entitled to one vote. For the mergers to go forward, we need a majority of our outstanding shares of common stock to approve the mergers.

    Your vote is very important, regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the meeting. To vote your shares, you may complete and return the enclosed proxy card. If you are a holder of record, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the mergers.

    If our stock is delisted from the Nasdaq National Market, holders of our common stock who submit a written demand for appraisal of their shares and who comply with the applicable statutory procedures under Delaware law will be entitled to appraisal rights and to receive payment in cash for the fair value of their shares as determined by the Delaware Chancery Court. A summary of the applicable requirements of Delaware law is contained in this document under the caption "The Mergers—Appraisal Rights." In addition, the text of the applicable provisions of Delaware law is attached as Annex D to this document.

                      By order of the Board of Directors of
                      NetZero, Inc.

                      Frederic A. Randall, Jr.
                       Senior Vice President,
                      General Counsel & Secretary

Westlake Village, California
            , 2001

JUNO ONLINE SERVICES, INC.
120 West 45th Street, 32nd Floor
New York, New York 10036

Notice of Special Meeting of Juno Stockholders

             , 2001 at 10:00 a.m.

To the Stockholders of Juno Online Services, Inc.:

    We will hold a special meeting of the stockholders of Juno Online Services, Inc. on      , 2001, beginning at 10:00 a.m., Eastern time, at the             , New York, to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of June 7, 2001, by and among NetZero, Inc., Juno Online Services, Inc., United Online, Inc., NZ Acquisition Corp. and JO Acquisition Corp.

    The proposal is described in detail in this document. Only holders of record of Juno common stock at the close of business on            , 2001 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. On that date,            shares of our common stock were issued and outstanding, and each share of common stock is entitled to one vote. For the mergers to go forward, we need a majority of our outstanding shares to approve the mergers.

    Your vote is very important, regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the meeting. To vote your shares, you may complete and return the enclosed proxy card or you may be able to submit your proxy or voting instructions by telephone or the Internet. If you are a holder of record, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares. In almost all cases, if you do not vote or do not instruct your broker or bank on how to vote, it will have the same effect as voting against the mergers.

                      By Order of the Board of Directors of
                      Juno Online Services, Inc.

                      Richard D. Buchband
                       Senior Vice President and General Counsel; Secretary

New York, New York
            , 2001

i

NETZERO'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	79
Overview	79
Consolidated Results of Operations	84
Liquidity and Capital Resources	88
Recent Accounting Pronouncements	90
Future results of operations may vary due to certain factors	90
Quantitative and Qualitative Disclosure About Market Risk	91
JUNO'S SELECTED FINANCIAL DATA	92
JUNO'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	94
Overview	94
Results of Operations	98
Selected Subscriber Data	106
Liquidity and Capital Resources	107
Quantitative and Qualitative Disclosure About Market Risk	109
NETZERO'S BUSINESS	110
General	110
Industry Background	110
Sources of Revenue	111
Billable Services Revenues.	111
Advertising and Commerce Revenues.	111
Sales and Business Development	112
Marketing and User Acquisition	113
User Support	113
Technology	114
Communications Network	115
Competition	115
Governmental Regulation	117
Intellectual Property	118
Employees	120
Facilities	120
Legal Proceedings	120
Price Range of NetZero Common Stock	121
Dividend Policy	121
JUNO'S BUSINESS	122
Juno's Services	123
Free Basic Service	123
Juno Web	123
Juno Express	124
Juno's Strategy	124
Technology and Infrastructure	125
Subscriber Acquisition	126
Advertising and Strategic Alliances	126
Competition	128
Government Regulation	130
Intellectual Property	131
Employees	131
Properties	132
Legal Proceedings	132
Price Range for Juno Common Stock	133
Dividend Policy	133
NETZERO'S MANAGEMENT	134
NETZERO'S PRINCIPAL STOCKHOLDERS	143
JUNO'S PRINCIPAL STOCKHOLDERS	145
DESCRIPTION OF UNITED ONLINE CAPITAL STOCK	147
Authorized Capital Stock	147
Our Common Stock	147
Our Preferred Stock	147
Registration Rights	148
Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws	148
Transfer Agent and Registrar	149
Listing	149
COMPARISON OF RIGHTS OF UNITED ONLINE STOCKHOLDERS, NETZERO STOCKHOLDERS AND JUNO STOCKHOLDERS	150
MANAGEMENT OF UNITED ONLINE AFTER THE MERGERS	152
LEGAL MATTERS	153
EXPERTS	153
STOCKHOLDER PROPOSALS	154
WHERE YOU CAN FIND MORE INFORMATION	154
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS	155
INDEX TO FINANCIAL STATEMENTS	F-1
ANNEX A—Agreement and Plan of Merger
ANNEX B—Opinion of Morgan Stanley & Co. Incorporated
ANNEX C—Opinion of Deutsche Banc Alex. Brown Inc.
ANNEX D—Section 262 of the Delaware General Corporation Law

QUESTIONS AND ANSWERS ABOUT THE MERGERS

Q:
Why are NetZero and Juno proposing the mergers?

A:
We are proposing the mergers because we believe that combining our two companies will enable us to build a stronger, more competitive and efficient enterprise than either company would be on a stand-alone basis. By combining the two companies, United Online is positioned to capitalize on strengths of both companies while realizing a variety of cost benefits, particularly those associated with telecommunications expense. After the mergers, NetZero and Juno will be wholly owned subsidiaries of United Online.

Q:
What will I receive in the mergers?

A:
Stockholders of NetZero and Juno will receive the following in the mergers:

•
NetZero common stockholders will receive 0.2000 of a share of United Online common stock for each share of NetZero common stock they own; and

•
Juno common stockholders will receive 0.3570 of a share of United Online common stock for each share of Juno common stock they own.

Q:
What stockholder approvals are needed?

A:
For NetZero, the affirmative vote of the holders of a majority of the outstanding shares of NetZero's common stock is required to adopt the merger agreement. Each holder of NetZero common stock is entitled to one vote per share. As of the record date, stockholders of NetZero owning approximately  % of NetZero's outstanding shares, who are parties to voting agreements with Juno, agreed to vote all of their shares of NetZero common stock in favor of the adoption of the merger agreement.

  For Juno, the affirmative vote of the holders of a majority of the outstanding shares of Juno's common stock is required to adopt the merger agreement. Each holder of Juno common stock is entitled to one vote per share. As of the record date, stockholders of Juno owning approximately  % of Juno's outstanding shares, who are parties to voting agreements with NetZero, agreed to vote all of their shares of Juno common stock in favor of the adoption of the merger agreement.

Q:
What do I need to do now?

A:
After carefully reading and considering the information contained in this document, please respond by completing, signing and dating your proxy card or voting instructions and returning it in the enclosed postage paid envelope, or, if available, by submitting your proxy or voting instructions by telephone or through the Internet, as soon as possible so that your shares may be represented at your special meeting.

  If your shares are held in "street name" by your broker, you should follow the directions provided by your broker. Your broker will vote your shares only if you provide instructions on how you would like to vote your shares.

Q:
What if I don't vote?

A:
•       If you fail to respond, it will have the same effect as a vote against the adoption of the merger agreement.

•
If you respond and do not indicate how you want to vote, your proxy will be counted as a vote to adopt the merger agreement.

•
If you respond and abstain from voting, your proxy will have the same effect as a vote against the adoption of the merger agreement.

Q:
Can I change my vote after I have delivered my proxy?

A:
Yes. You can change your vote at any time before your proxy is voted at one of the special meetings. You can do this in one of three ways:

  •
  First, you can revoke your proxy.

  •
  Second, you can submit a new proxy.

    If you choose either of these two methods, you must submit your notice of revocation or your new proxy to the secretary of NetZero or Juno, as appropriate, before the special meeting. If your shares are held in an account at a brokerage firm or bank, you should contact your brokerage firm or bank to change your vote.

  •
  Third, if you are a holder of record, you can attend the special meeting and vote in person. If you submit your proxy or voting instructions electronically through the Internet or by telephone, you can change your vote by submitting a proxy at a later date, using the same procedures, in which case your later submitted proxy will be recorded and your earlier proxy revoked.

Q:
Should I send in my stock certificates now?

A:
No. After the mergers are completed, you will receive written instructions from the exchange agent on how to exchange your stock certificates for shares of United Online. Please do NOT send in your stock certificates with your proxy.

Q:
Where will my shares of United Online common stock be listed?

A:
United Online intends to apply to have its common stock listed on the Nasdaq National Market under the symbol "UNTD."

Q:
Will I receive dividends on my United Online shares?

A:
United Online does not currently intend to pay dividends on its common stock.

Q:
When do you expect the mergers to be completed?

A:
We are working to complete the mergers as quickly as possible. We anticipate completing the mergers immediately after both the NetZero stockholders and the Juno stockholders have adopted the merger agreement.

Q:
Who can help answer my questions?

A:
If you have any questions about the mergers or how to submit your proxy, or if you need additional copies of this document or the enclosed proxy card or voting instructions, you should contact:

•
if you are a NetZero stockholder:

    NetZero, Inc.
    Investor Relations
    2555 Townsgate Road
    Westlake Village, California 91361
    Telephone: (805) 418-2000
    e-mail: investor@corp.netzero.net

  •
  if you are a Juno stockholder:

    Juno Online Services, Inc.
    Investor Relations
    120 West 45th Street, 32nd Floor
    New York, New York 10036
    Telephone: (888) 447-5866
    e-mail: ir@support.juno.com

SUMMARY OF THIS JOINT PROXY STATEMENT/PROSPECTUS

    This summary highlights selected information in this document and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the mergers. This summary and the balance of this document contain forward-looking statements about events that are not certain to occur, and you should not place undue reliance on those statements. Please carefully read "Information Regarding Forward-Looking Statements" at page   of this document. References to "we," "us" and "our" are references to United Online and, where applicable, its subsidiaries.

The Companies

United Online, Inc.
2555 Townsgate Road
Westlake Village, California 91361
(805) 418-2000
http://www.unitedonline.net

    We are a newly formed corporation that has not, to date, conducted any activities other than those related to our formation, the merger agreement and the preparation of this document. Upon completion of the mergers, NetZero and Juno will become our wholly-owned subsidiaries. Our business will be the combined businesses currently conducted by NetZero and Juno. You should not consider the information on our Web site to be part of this document.

NetZero, Inc.
2555 Townsgate Road
Westlake Village, California 91361
(805) 418-2000
http://www.netzero.com

    NetZero is a leading provider of Internet access services and targeted marketing solutions. NetZero offers consumers free and pay access to the Internet, e-mail and customizable navigation tools that provide "speed dial" to key sites on the Internet. Its services are currently available in more than 5,000 cities across the United States and Canada. In addition to offering consumers access to the Internet, NetZero offers mass marketers targeting capabilities through numerous online advertising channels. NetZero also offers advertisers and commerce partners a variety of additional services to build their brands and market their products. NetZero's CyberTarget division offers marketers and advertisers mass-scale online market research and measurement services. NetZero was incorporated in July 1997 and launched its Internet access service in October 1998. You should not consider the information on NetZero's Web site to be part of this document.

Juno Online Services, Inc.
120 West 45th Street, 32nd Floor
New York, New York 10036
(212) 597-9000
http://www.juno.com

    Juno is a leading provider of Internet access to millions of computer users throughout the United States. Juno offers several levels of service, including free basic Internet access, billable premium dial-up service and high-speed broadband access, which is currently provided on a limited scale in selected markets. Juno offers both free basic and billable premium services, and it believes it is unique in having converted hundreds of thousands of individuals from free to paying customers. Juno's strategy of offering several different service levels and its easy-to-use, intuitive software is designed to attract a broad spectrum of users, including those who are just now beginning to explore the Internet.

    Juno's services are provided nationwide through more than 4,000 local telephone numbers, which Juno leases from several providers. These phone numbers can be reached by the vast majority of the U.S. population without having to place a long distance telephone call. Juno derives its revenues primarily from the subscription fees it charges for the use of its premium services, and to a lesser extent, from the sale of advertising and from various forms of electronic commerce. You should not consider the information on Juno's Web site to be part of this document.

The Mergers (see page   )

    To accomplish the combination of NetZero and Juno, NetZero formed a new company, United Online, with two subsidiaries, NZ Acquisition Corp. and JO Acquisition Corp. At the time the mergers are completed:

  •
  NZ Acquisition Corp. will be merged into NetZero, and NetZero will be the surviving corporation; and

  •
  JO Acquisition Corp. will be merged into Juno, and Juno will be the surviving corporation.

  •
  As a result, NetZero and Juno will each become a wholly-owned subsidiary of United Online.

    Upon completion of the mergers, stockholders of NetZero and Juno will receive the following:

  •
  NetZero common stockholders will receive 0.2000 of a share of our common stock for each share of NetZero common stock they own; and

  •
  Juno common stockholders will receive 0.3570 of a share of our common stock for each share of Juno common stock they own.

    These exchange ratios are fixed in the merger agreement.

Recommendation of the Boards of Directors (see page   )

    To NetZero Stockholders:  NetZero's board of directors believes that the transaction is fair to NetZero's stockholders and in their best interests, and has unanimously voted to approve the merger agreement and unanimously recommends that NetZero's stockholders vote FOR the adoption of the merger agreement.

    To Juno Stockholders:  Juno's board of directors believes that the transaction is fair to Juno's stockholders and in their best interests, and has unanimously voted to approve the merger agreement and unanimously recommends that Juno's stockholders vote FOR the adoption of the merger agreement.

Opinions of Financial Advisors (see page   )

    Opinion of NetZero's Financial Advisor:  In deciding to approve the transaction, the NetZero board of directors considered the opinion of its financial advisor, Morgan Stanley & Co. Incorporated, that, as of the date of its opinion, and subject to and based on the assumptions and considerations referred to in its opinion, the ratio of the exchange ratio for Juno common stock to the exchange ratio for NetZero common stock pursuant to the merger agreement is fair, from a financial point of view, to the holders of shares of NetZero common stock. The full text of this opinion is attached as Annex B to this document. NetZero urges its stockholders to read Morgan Stanley's opinion carefully in its entirety.

    Opinion of Juno's Financial Advisor.  In deciding to approve the transaction, the Juno board of directors considered the opinion of its financial advisor, Deutsche Banc Alex. Brown Inc., that, as of the date of its opinion, and subject to and based on the assumptions and considerations referred to in its opinion, the 0.3570 ratio at which shares of Juno common stock convert into shares of our common stock pursuant to the merger agreement is fair, from a financial point of view, to the holders of Juno common stock. The full text of this opinion is attached as Annex C to this document. Juno urges its stockholders to read Deutsche Banc Alex. Brown's opinion carefully in its entirety.

The Special Meetings (see page   )

    NetZero.  The NetZero special meeting will be held at            , New York, New York on            , 2001, beginning at 10:00 a.m., Eastern time.

    Juno.  The Juno special meeting will be held at the            , New York, New York on            , 2001, beginning at 10:00 a.m., Eastern time.

Record Dates; Votes Required (see page   )

    NetZero.  If you owned shares of NetZero on            , 2001, the record date for the NetZero special meeting, you are entitled to receive this document and to vote in connection

with the mergers. On that date, there were            shares of NetZero common stock outstanding, approximately            of which, or  percent, were owned by NetZero's directors and executive officers. You can cast one vote for each share of NetZero common stock you own. The affirmative vote of a majority of the outstanding shares of NetZero is required for the mergers to go forward.

    Juno.  If you owned shares of Juno on            , 2001, the record date for the Juno special meeting, you are entitled to receive this document and to vote in connection with the mergers. On that date, there were            shares of Juno common stock outstanding, approximately            of which, or   percent, were owned by Juno directors and executive officers. You can cast one vote for each share of Juno common stock you own. The affirmative vote of a majority of the outstanding shares of Juno is required for the mergers to go forward.

Voting Agreements (see page   )

    NetZero.  NetZero entered into voting agreements with David E. Shaw, several entities affiliated with Dr. Shaw, and several directors and senior officers of Juno, which require these Juno stockholders to vote substantially all their shares of Juno common stock in favor of the adoption of the merger agreement. As of the record date, these stockholders owned shares representing approximately  % of the voting power of Juno capital stock entitled to vote at the Juno special meeting.

    Juno.  Juno entered into a voting agreement with three of the executive officers of NetZero and five of the major stockholders of NetZero, which require these NetZero stockholders to vote substantially all their shares of NetZero common stock in favor of the adoption of the merger agreement. As of the record date, these stockholders owned shares representing approximately  % of the voting power of NetZero capital stock entitled to vote at the NetZero special meeting.

Appraisal Rights (see page   )

    Under Delaware law, so long as the NetZero common stock and the Juno common stock remain listed on the Nasdaq National Market as of their respective record dates, you are not entitled to appraisal rights in connection with the mergers.

    NetZero received a notice from Nasdaq that NetZero was not in compliance with Nasdaq's listing requirements because the trading price of NetZero's common stock was below $1.00 for 30 consecutive trading days. If the NetZero common stock does not remain listed on the Nasdaq National Market, then holders of NetZero common stock will be entitled to appraisal rights under Delaware law. Juno does not have to close the transaction if the holders of more than five percent of the NetZero common stock exercise their appraisal rights.

    NetZero stockholders should carefully read the disclosure beginning on page   and in Annex D. The exercise of appraisal rights is a complicated legal act and you should not rely solely on the disclosure in this document to inform you how to perfect your rights.

Management of United Online Following the Mergers (see page   )

    Our officers and directors will initially be the same persons who are the officers and directors of NetZero immediately before the mergers are completed.

Interests of Directors and Executive Officers in the Mergers (see page   )

    Some of the directors and executive officers of NetZero and Juno have interests in the mergers that are different from, or are in addition to, the interests of their company's stockholders.

    NetZero.  These interests include the potential for positions as our directors or executive officers and the right to continued indemnification and insurance coverage for acts or omissions occurring prior to the mergers.

    Juno.  These interests include the right to severance payments in cash, the right to consulting fees, the right to acceleration of vesting of stock options and the right to indemnification and insurance coverage for acts or omissions occurring prior to the mergers.

Treatment of Stock Options and Restricted Stock (see page   )

    NetZero.  When the mergers are completed, each outstanding NetZero employee stock option will be assumed by us and will be converted into an option to purchase that number of shares of our common stock equal to the product of 0.2000 multiplied by the number of shares of NetZero common stock underlying the option. The exercise prices will be adjusted accordingly. In addition, each outstanding restricted share of NetZero common stock will be converted into 0.2000 of a share of our common stock.

    Juno.  When the mergers are completed, each outstanding Juno stock option will be assumed by us and will be converted into an option to purchase that number of shares of our common stock equal to the product of 0.3570 multiplied by the number of shares of Juno common stock underlying the option. The exercise prices will be adjusted accordingly.

Exchange of Stock Certificates for United Online Stock Certificates (see page   )

    When the mergers are completed, our exchange agent will mail to you a letter of transmittal and instructions for surrendering your NetZero or Juno stock certificates in exchange for statements indicating book entry ownership of our common stock. If you make a special request, we will issue you stock certificates.

    When you deliver your stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your stock certificates will be cancelled and you will receive statements indicating book entry ownership of our common stock or, if specially requested, stock certificates representing the number of full shares of our common stock to which you are entitled under the merger agreement. You will receive payment in cash, without interest, in lieu of any fractional shares of our common stock which would have been otherwise issuable to you as a result of the mergers.

    You should not submit your NetZero or Juno stock certificates for exchange until the mergers are completed and you receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

    We will only issue a stock certificate or a check in lieu of a fractional share in a name other than the name in which a surrendered NetZero or Juno stock certificate is registered if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

Tax Consequences (see page   )

    We have structured the mergers so that NetZero, Juno and their stockholders who exchange their shares for shares of United Online capital stock will not recognize gain or loss for United States federal income tax purposes in connection with the mergers, except for taxes payable because of cash received instead of fractional shares.

    You should carefully read the disclosure beginning at page   and consult your own tax advisor regarding the particular tax consequences of the mergers to you.

Overview of the Merger Agreement (see page   )

    Conditions to the Completion of the Mergers.  NetZero's and Juno's obligation to complete the mergers is subject to the satisfaction or waiver of specified conditions, including those listed below:

  •
  the merger agreement must be adopted by a majority of both the NetZero and Juno stockholders;

  •
  no statute, rule, regulation, order or injunction preventing the completion of the mergers may be in effect;

  •
  the applicable waiting period under U.S. antitrust laws must have expired or been terminated;

  •
  the registration statement of which this document is a part must have become effective;

  •
  the shares of our common stock to be issued in connection with the mergers must have been approved for listing on the Nasdaq National Market;

  •
  NetZero and Juno must have complied with their respective obligations in the merger agreement;

  •
  NetZero's and Juno's respective representations and warranties in the merger agreement must be true and correct when made and, except for representations and warranties that speak only as of a specified date, at the effective time of the mergers;

  •
  NetZero and Juno must each receive an opinion of its respective tax counsel to the effect that its merger will qualify as a tax-free reorganization;

  •
  No material adverse effect will have occurred with respect to either NetZero or Juno;

  •
  Juno will have entered into agreements to provide for a six month continuation of the existing lease and corporate services arrangements with respect to Juno's operations in India;

  •
  the voting agreements, the affiliate agreements and the non-competition agreements, must be in full force and effect; and

  •
  the holders of no more than 5% of the outstanding stock of NetZero shall have exercised their appraisal rights, if available.

Termination of the Merger Agreement (see page   )

    NetZero and Juno can jointly agree to terminate the merger agreement at any time. Either party may also terminate the merger agreement if:

  •
  the mergers are not completed on or before November 30, 2001, so long as the failure to complete the mergers is not the result of the failure by that company to fulfill any of its obligations under the merger agreement;

  •
  government actions do not permit the completion of the mergers;

  •
  either company's stockholders do not vote to adopt the merger agreement at a duly held meeting of that company's stockholders; or

  •
  the other company breaches its representations, warranties or covenants in the merger agreement in a material way.

    NetZero may terminate the merger agreement if Juno's board of directors fails to recommend adoption of the merger agreement or effects a change in its recommendation of the merger agreement, or if Juno fails to call a stockholder meeting or solicit proxies in order to approve the mergers.

    Juno may terminate the merger agreement if Juno's board of directors decides to accept a superior proposal from a third party so long as Juno has given NetZero three business days notice and NetZero has not given Juno a non-revocable binding offer that Juno's board determines in good faith to be more favorable than the third party superior proposal and Juno has paid NetZero the termination fee.

Termination Fees and Expenses (see page   )

    The merger agreement provides that in several circumstances, Juno may be required to pay a $2.5 million termination fee to NetZero. Each party also may be required to reimburse the other party's expenses, up to $1.0 million.

"No Solicitation" Provision (see page   )

    The merger agreement contains detailed provisions prohibiting Juno from seeking an alternative takeover proposal.

Regulatory Matters (see page   )

    Under U.S. antitrust laws, we may not complete the mergers until we, NetZero and Juno have notified the Antitrust Division of the

Department of Justice and the Federal Trade Commission of the mergers and have filed the necessary report forms, and until a required waiting period has ended. We, NetZero and Juno have filed the required information and materials to notify the Department of Justice and the Federal Trade Commission of the mergers. The waiting period under U.S. antitrust laws will expire on July   , 2001, unless the government extends that date or grants us early termination of the waiting period.

Accounting Treatment (see page   )

    We intend to account for the mergers under the purchase method of accounting for business combinations. NetZero will be the acquiror for financial reporting purposes.

Completion and Effectiveness of the Mergers (see page   )

    We will complete the mergers when all of the conditions to completion of the mergers are satisfied or waived in accordance with the merger agreement. The mergers will become effective when we file certificates of merger with the State of Delaware, which we expect to file immediately after the stockholders of NetZero and Juno have adopted the merger agreement at their respective meetings.

Market Price Information

    Shares of each of NetZero and Juno common stock are traded on the Nasdaq National Market. The following table sets forth the closing sales prices of the common stock of NetZero and Juno on the last trading day before the public announcement of the execution and delivery of the merger agreement, a recent date prior to the printing of this document and on a pro forma equivalent share basis. The market price of shares of NetZero common stock and Juno common stock fluctuates. As a result, you should obtain current market quotations before you vote for adoption of the merger agreement.

	NetZero	Juno
Closing price on June 7, 2001	$0.95	$1.48
Closing price on , 2001

SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

    The following tables present (1) selected historical financial data of NetZero, (2) selected historical financial data of Juno and (3) selected unaudited pro forma consolidated financial data of United Online, which reflect the mergers.

NetZero

    The following selected historical financial data of NetZero is only a summary and you should read it in conjunction with NetZero's consolidated financial statements and the notes to those financial statements and "NetZero's Management Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document.

	Nine Months Ended March 31,
			Year Ended June 30,		Period from July 21, 1997 (inception) to June 30, 1998
	2001	2000	2000	1999
	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Net revenues	$45,245	$36,820	$55,506	$4,634	$—
Cost of revenues	64,014	45,986	63,872	12,486	—

Gross loss	(18,769)	(9,166)	(8,366)	(7,852)	—
Operating expenses:
Sales and marketing	43,667	34,798	51,436	1,689	—
Product development	20,394	4,036	10,020	1,018	—
General and administrative	23,813	16,970	22,752	4,856	25
Amortization of intangible assets	16,737	3,158	5,525	—	—
Impairment of goodwill and intangible assets	48,622	—	—	—	—

Total operating expenses	153,233	58,962	89,733	7,563	25

Loss from operations	(172,002)	(68,128)	(98,099)	(15,415)	(25)

Interest and other income, net	8,394	3,765	6,813	115	—

Net loss	$(163,608)	$(64,363)	$(91,286)	$(15,300)	$(25)

Basic and diluted net loss per share	$(1.45)	$(0.99)	$(1.23)	$(1.42)	$—

Weighted average number of shares used to calculate basic and diluted net loss per share	112,496	64,837	74,123	10,792	15,000

		June 30,
	March 31, 2001	2000	1999	1998
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$150,535	$237,865	$24,035	$1
Short term restricted cash	10,062	6,982	—	—
Long term restricted cash	2,353	2,692	1,789	—
Working capital (deficit)	142,179	234,590	16,097	(23)
Total assets	216,424	325,958	47,501	1
Capital leases and notes payable, less current portion	4,758	10,278	3,527	—
Redeemable convertible preferred stock	—	—	2,140	—
Stockholders' equity (deficit)	176,789	285,734	30,954	(23)

Juno

    The following selected historical financial data of Juno is only a summary and you should read it in conjunction with Juno's consolidated financial statements and the notes to those financial statements and "Juno's Management Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document.

	Three Months Ended March 31,		Year Ended December 31,
	2001	2000	2000	1999	1998	1997	1996
	(unaudited)
	(in thousands)
Statement of Operations Data:
Revenues:
Billable services	$22,913	$16,736	$73,911	$34,545	$6,645	$1,371	$6
Advertising and transaction fees	5,790	6,409	38,708	12,662	6,454	1,875	127
Direct product sales	—	902	1,419	4,794	8,595	5,845	3

Total revenues	28,703	24,047	114,038	52,001	21,694	9,091	136

Cost of revenues:
Billable services	15,358	12,040	49,024	24,950	5,606	1,053	—
Advertising and transaction fees	1,531	1,750	8,115	4,675	3,725	1,659	278
Direct product sales	—	856	1,344	4,176	7,627	5,796	3

Total cost of revenues	16,889	14,646	58,483	33,801	16,958	8,508	281

Operating expenses:
Operations, free service	6,296	6,144	38,311	6,698	9,383	11,075	5,803
Subscriber acquisition	6,299	44,751	116,461	47,651	5,334	3,140	6,993
Sales and marketing	3,728	3,615	18,105	11,556	11,584	12,593	4,276
Product development	2,390	2,463	10,282	7,232	7,345	4,860	3,741
General and administrative	3,381	1,776	9,303	4,615	2,760	2,897	2,172

Total operating expenses	22,094	58,749	192,462	77,752	36,406	34,565	22,985

Loss from operations	(10,280)	(49,348)	(136,907)	(59,552)	(31,670)	(33,982)	(23,130)
Interest income, net	646	1,722	5,509	3,718	44	243	128

Net loss	$(9,634)	$(47,626)	$(131,398)	$(55,834)	$(31,626)	$(33,739)	$(23,002)

Basic and diluted net loss per share	$(0.23)	$(1.28)	$(3.39)	$(1.84)	$(1.85)	$(3.21)	$(7.01	)(1)

		December 31,
	March 31, 2001	2000	1999	1998	1997	1996
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$46,820	$55,729	$91,497	$8,152	$13,770	$598
Working capital (deficit)	14,933	23,216	67,571	(8,343)	6,927	(2,004)
Total assets	65,108	78,371	117,568	14,431	20,133	4,774
Total indebtedness, including current maturities	1,107	1,611	2,878	10,188	795	—
Liabilities expected to be settled with common stock	4,000	4,000	—	—	—	—
Partners' capital (deficiency)	—	—	—	(12,588)	10,504	(2,004)
Total stockholders' equity	19,581	28,745	71,648	—	—	—

(1)
Represents basic and diluted net loss per share as if the conversion of Class A limited partnership units into shares of common stock had occurred as of January 1, 1999. The conversion was a result of the February 28, 1999 merger of Juno Online Services, L.P. with and into Juno Online Services, Inc., with Juno Online Services, Inc. as the surviving entity.

United Online

    The following selected pro forma financial data of United Online is only a summary and you should read it in connection with our unaudited consolidated pro forma financial statements and the notes to those financial statements included elsewhere in this document.

	Nine months ended March 31, 2001	Year ended June 30, 2000
	(in thousands, except for per share amounts)
Statements of Operations Data:
Revenues:
Billable services	$64,180	$61,786
Advertising and commerce	70,206	78,479

Total revenues	134,386	140,265
Cost of billable services	42,189	42,919
Free services expense	98,910	91,860
Sales and marketing	95,508	180,105
Product development	27,198	19,458
General and administrative	30,574	28,159
Amortization of intangible assets	31,896	27,998
Impairment of goodwill and intangible assets	48,622	—

Operating loss	(240,511)	(250,234)
Net interest income	11,177	12,997

Net loss	$(229,334)	$(237,237)

Basic and diluted net loss per share	$(6.14)	$(7.97)

Shares used in the calculation of basic and diluted net loss per share	37,368	29,756

March 31, 2001
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$120,478
Short-term investments	81,877
Short-term restricted cash	5,062
Long-term restricted cash	2,353

Working capital	146,815
Total assets	357,924
Total liabilities	91,006
Capital leases and notes payable, less current portion	5,173
Deferred stock compensation	(18,996)
Total stockholders' equity	266,918
	Nine months ended March 31, 2001	Year ended June 30, 2000
	(in thousands)
Other Data(1):
Net loss(2)	$(229,334)	$(237,237)
Add:
Stock-based charges	24,793	6,895
Amortization of intangible assets	31,896	27,998
Impairment of goodwill and intangible assets(3)	48,622	—
Interest and other income, net	(11,177)	(12,997)

Adjusted pro forma net loss	(135,200)	(215,341)
Depreciation	15,135	5,324

Adjusted EBITDA	$(120,065)	$(210,017)

(1)
We consider earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted for certain additional non-cash items ("Adjusted EBITDA") to be an important metric when evaluating our performance, comparing our operations to those of our competitors and as an indicator of our ability to manage our financial resources. However, adjusted EBITDA should not be considered as an alternative to operating or net loss when evaluating our performance or to cash flow from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, our definition of EBITDA adjusted for certain additional non-cash items, may not be comparable to similarly titled measures reported by other companies.
(2)
Pro forma net loss represents our net loss included in the unaudited pro forma consolidated statements of operations for the periods presented and included above.
(3)
NetZero recorded a non-cash charge in the quarter ended March 31, 2001 as a result of the write down of goodwill and intangible assets to their respective fair values.

UNAUDITED COMPARATIVE PER SHARE INFORMATION

    We present below per share data regarding the income and book value of NetZero and Juno on both a historical and a per share equivalent unaudited pro forma basis. We derived the unaudited pro forma consolidated per share information from our unaudited pro forma consolidated financial statements included elsewhere in this document. You should read the information below in conjunction with the financial statements and accompanying notes of NetZero and Juno and with the unaudited pro forma consolidated financial statements included elsewhere in this document. The NetZero and Juno equivalent pro forma per share data are calculated by multiplying the United Online per share amounts by the respective NetZero and Juno exchange ratios to United Online's common stock.

	As of and for the Nine Months Ended March 31, 2001	As of and for the Year Ended June 30, 2000
NetZero Historical Per Common Share:
Net loss per common share—basic and diluted	$(1.45)	$(1.23)
Book value per share	1.41	2.45
Cash dividends	—	—
Juno Historical Per Common Share:
Net loss per common share—basic and diluted	$(1.26)	$(3.37)
Book value per share	$0.49	$1.76
Cash dividends	—	—
NetZero Equivalent Pro Forma Per Common Share:
Net loss per equivalent pro forma common share—basic and diluted	$(1.23)	$(1.59)
Book value per equivalent pro forma common share	1.34
Cash dividends	—	—
Juno Equivalent Pro Forma Per Common Share:
Net loss per equivalent pro forma common share—basic and diluted	$(2.19)	$(2.85)
Book value per equivalent pro forma common share	2.39
Cash dividends	—	—
United Online Pro Forma Consolidated Per Common Share:
Net loss per share—basic and diluted	$(6.14)	$(7.97)
Book value per share	6.68
Cash dividends	—	—

RISK FACTORS

    Before you vote for adoption of the merger agreement and as a result of voting make a decision to exchange your shares of NetZero or Juno common stock for shares of our common stock, you should carefully consider the risks described below in addition to the other information contained in or incorporated by reference into this document, including the section entitled "Information Regarding Forward-Looking Statements." The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we believe are now immaterial may also impair our business. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our common stock could decline and you may lose all or part of your investment.

Risks Associated with the Mergers

There are many conditions to the completion of the mergers and we cannot assure you that the mergers will be completed.

    There are many conditions to NetZero's and Juno's obligations to complete the mergers. Many of these conditions are beyond our, NetZero's or Juno's control. Although this document may speak as though the mergers will be consummated, you should realize that those statements anticipate the completion of the mergers on the terms of the merger agreement. We cannot assure you that the mergers will be completed.

Fluctuations in market prices may cause the value of the shares of our common stock that you receive to be less than the value of your shares of NetZero stock or Juno stock.

    Upon completion of the mergers, all shares of NetZero common stock and Juno common stock will be converted into shares of our common stock. The ratios at which the shares will be converted are fixed, and there will be no adjustment for changes in the market price of either NetZero common stock or Juno common stock. Any change in the price of either NetZero common stock or Juno common stock will affect the value Juno stockholders and NetZero stockholders will receive in connection with the mergers. Both NetZero common stock and Juno common stock have historically experienced significant price volatility, and the value of the shares of our common stock you receive may go up or down as the market price of NetZero common stock or Juno common stock goes up or down. Stock price changes may result from a variety of factors that are beyond the control of NetZero and Juno, including changes in their businesses, operations and prospects, regulatory considerations and general market and economic conditions. No party is permitted to "walk away" from the mergers or resolicit the vote of its stockholders solely because of changes in the market price of any party's common stock.

    The prices of NetZero common stock and Juno common stock at the closing of the mergers may vary from their respective prices on the date of this document and on the dates of the special meetings. Because the date the mergers are completed may be later than the dates of the special meetings, the prices of NetZero common stock and Juno common stock on the dates of the special meetings may not be indicative of their respective prices on the date the mergers are completed.

We may fail to realize the anticipated benefits of the mergers.

    The success of the mergers will depend, in part, on our ability to realize the anticipated synergies from combining the businesses of NetZero and Juno. To realize the anticipated benefits of this combination, members of our management team must develop strategies and implement a business plan that will:

  •
  successfully integrate each company's organizations, operations, technologies, policies, procedures, product lines and services and customer bases;
  •
  integrate and retain advertising customers, vendors and subscribers from both companies;

  •
  successfully manage telecommunications contracts to efficiently benefit Juno's and NetZero's services;
  •
  reduce the costs associated with each company's operations;
  •
  successfully market both companies' services;
  •
  assimilate the personnel of both companies and maintain or increase employee morale in light of management changes and other operational disruptions;
  •
  successfully retain and attract key employees, including operating management and key technical personnel, during a period of transition and in light of the competitive employment market; and
  •
  while integrating the combined company's operations, maintain adequate focus on the core businesses in order to take advantage of competitive opportunities and to respond to competitive challenges.

    If members of our management team are not able to develop strategies and implement a business plan that achieves these objectives, the anticipated benefits of the mergers may not be realized. In particular, the anticipated cost and other synergies may not materialize, which would adversely affect our results of operations and financial condition and harm the market price of shares of our common stock.

Officers and directors of NetZero and Juno have potential conflicts of interest in recommending that you vote in favor of adoption of the merger agreement.

    A number of officers and directors of NetZero and Juno who recommend that you vote in favor of the adoption of the merger agreement may receive benefits from the mergers which may make their interests in the mergers different from yours. Specifically, the executive officers and directors of NetZero have the potential for continued employment and/or membership on our board as they will be our executive officers and directors following completion of the mergers. In addition, Mr. Charles Ardai, Juno's chief executive officer, and Mr. Harshan Bhangdia, Juno's senior vice president and chief financial officer, are entitled to receive guaranteed payments and accelerated vesting of options if they are terminated under certain circumstances in connection with or after completion of the mergers. We expect that Messrs. Ardai and Bhangdia will be terminated without cause when the mergers are completed. In addition, non-employee directors of Juno hold options that will become immediately vested upon a change in control. In addition, Juno will enter into facility leases with entities affiliated with David E. Shaw, chairman of the board of directors of Juno, and we will provide Dr. Shaw and affiliates of certain directors of NetZero with registration rights. These potential benefits may influence these executive officers and directors of NetZero and Juno in making their recommendation that you vote in favor of the adoption of the merger agreement.

Both NetZero and Juno have a history of losses; we expect to incur losses in the future and may never achieve profitability.

    Both NetZero and Juno have a history of losses and there is no assurance that we will ever become profitable. Juno has incurred net losses of approximately $289.1 million from its inception in June 1995 through March 31, 2001, including a net loss of approximately $9.6 million in the three months ended March 31, 2001. NetZero has incurred net losses of approximately $270.2 million from its inception in July 1997 through March 31, 2001, including a net loss of approximately $91.4 million in the three months ended March 31, 2001. We will be continuing the businesses of both NetZero and Juno and thus expect the net losses of these subsidiaries to continue. Although our strategy is to maximize the profitability of both companies, we cannot assure you that we will be successful in doing so, or that we will achieve profitability. We may never be successful in implementing our business strategies or in addressing the risks and uncertainties facing our company. Even if we do implement these strategies and address these risks successfully, our business may never become cashflow positive or profitable. Were we to achieve profitability for any particular period, we cannot assure you that we would be able to sustain or increase profitability on a quarterly or annual basis thereafter.

Costs associated with the mergers.

    We anticipate incurring substantial costs in connection with the mergers and the integration of Juno's and NetZero's operations. Anticipated costs include severance pay for employees; accounting, legal and investment banking fees; restructuring fees associated with duplicate facilities, contract amendments or terminations; and a variety of other expenses associated with the closing of the transaction or the integration of the companies. While costs are estimated to be $20 million to $25 million, there can be no assurance that actual costs will not exceed estimated amounts. These merger costs will significantly impact our cash resources.

Risks Associated with Our Operations Which Will Not Be Reduced in the Mergers

We cannot predict our success because our business model is unproven and changing.

    Juno began offering Internet services in April 1996 and NetZero began offering Internet services in October 1998. Each company has made significant changes to its business model to address changes in the market as well as other factors. We expect to make additional changes to each company's business model in the future, including consolidating future billable services under the Juno brand and free services under the NetZero brand, as well as instituting additional limitations on our free service offering. These limited operating histories, as well as changes in our business model, makes it difficult to evaluate or predict our performance. As a company in the rapidly evolving market for Internet services, we face numerous risks and uncertainties. If we are unsuccessful in addressing these risks or in executing our business strategy, our business and financial results will suffer. Some of these risks relate to our ability to:

  •
  attract and retain subscribers, particularly to the extent that we limit marketing activities;
  •
  anticipate and adapt to the changing market for Internet services;
  •
  generate revenues sufficient to cover our operating expenses;
  •
  effectively price our services so that we can operate profitably;
  •
  preserve or raise the capital necessary to fund our operations to the extent that they are not profitable;
  •
  control the cost of providing our free service by implementing measures designed to discourage excessive use of such service, and to do so without causing undesirable levels of subscriber attrition;
  •
  maintain and develop strategic relationships with business partners to advertise on our services, particularly in light of ongoing weakness in the market for Internet advertising;
  •
  achieve and maintain attractive rates for telecommunications services;
  •
  respond to actions taken by our competitors and the entry of new competitors into our markets;
  •
  effectively market our services in light of the significant marketing resources of our competitors;
  •
  develop and deploy successive versions of our software;
  •
  operate computer systems and related infrastructure adequate to effectively provide our services;
  •
  provide technical and customer support to our subscribers in a cost-effective manner;
  •
  manage the billing systems used to invoice subscribers; and
  •
  attract, retain and motivate qualified personnel.

Our stock price could fall as a result of future losses and negative cash flow.

    We have a significant accumulated deficit. We expect to continue to experience losses and negative cash flow. Our ability to achieve profitability or positive cash flow depends upon a number of factors, including our ability to increase revenue and reduce per-user costs. We cannot be certain that we will be able to maintain or grow our revenues or that we will obtain sufficient revenues to achieve profitability or positive cash flow. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. If we fail to do so, the market price for our common stock could suffer.

Our business is subject to fluctuations which may negatively impact the price of our common stock.

    Juno's and NetZero's revenues, expenses and operating results have varied in the past and ours may fluctuate significantly in the future due to a variety of factors, including, without limitation:

  •
  patterns of subscriber acquisition and retention, and seasonal trends relating to subscriber usage of our services;
  •
  the extent to which our reduction in marketing activity affects our ability to acquire and retain subscribers;
  •
  fluctuations in marketing and promotional activities;
  •
  our ability to attract and retain new free users, particularly if we market our pay services more heavily than our free services;
  •
  the availability and effectiveness of any revenue sharing arrangements or other strategic alliances;
  •
  changes in the market for Internet advertising and our ability to collect outstanding receivables from our advertisers;
  •
  seasonal trends relating to Internet advertising spending;
  •
  capital expenditures related to upgrading our computer systems and related infrastructure;
  •
  our ability to protect our systems from any telecommunications failures, power loss or software-related system failures;
  •
  our ability to integrate operations and technologies from any subsequent acquisitions or other business combinations or relationships into which we enter;
  •
  the extent to which we experience increased competition in the market for Internet access services;
  •
  changes in operating expenses including, in particular, telecommunications expenses and the cost of providing various types of technical and non-technical customer support to our subscribers; and
  •
  economic conditions specific to the Internet, as well as general economic and market conditions.

    Since we expect to be heavily dependent on revenues from our pay services in the foreseeable future, our revenues are likely to be particularly affected by our ability to recruit new subscribers to our pay services, particularly by encouraging users of our free service to upgrade to our pay services, and our ability to retain subscribers to our pay services. In addition, our operating expenses are based on our expectations of our future revenues and are relatively fixed in the short term. We may be unable to adjust spending quickly enough to offset any revenue shortfall, which may cause our business and financial results to suffer.

    Due to all of the above factors and the other risks discussed in this section, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the price of our common stock is likely to fall.

Our market share and revenues will suffer if we are unable to compete effectively for users with established and new providers of Internet access services.

  Competitors

    Competition for users of Internet access services is intense. We expect to compete for users with the following types of companies that provide access services:

  •
  established online service and content providers, such as AOL Time Warner, CompuServe and The Microsoft Network;
  •
  independent national Internet service providers, such as EarthLink and Prodigy;
  •
  companies that provide free Internet access under their own brands as well as companies that provide free Internet access co-branded with, or under the brands of, third parties;
  •
  national long-distance carriers, such as AT&T WorldNet, Verizon and MCI WorldCom;
  •
  local telephone companies and regional Bell operating companies, such as Pacific Bell;
  •
  numerous regional and local commercial Internet service providers;
  •
  computer hardware and software and other technology companies, such as IBM and Microsoft;
  •
  cable operators and online cable services, such as Excite@Home and Road Runner;
  •
  companies providing Internet access bundled with personal computers such as PeoplePC, Dell and Gateway;
  •
  companies providing Internet access services using other broadband technologies, including digital subscriber line technology, or DSL;
  •
  retail companies such as K-Mart, Costco and WalMart; and
  •
  nonprofit or educational Internet service providers.

    We expect that competition for users will continue to intensify. While there has recently been a period of decreased competition for users of free Internet access services due to the failure of numerous free Internet access providers, there can be no assurance there will not be additional competition from new competitors. In addition, because we will focus our resources primarily on pay services and may impose additional limitations on our free services, we believe that we will experience more direct competition from companies who charge for their Internet service, including those who charge on a discounted basis. Companies that offer pay Internet access services, including AOL Time Warner and The Microsoft Network, have significantly greater resources than we do and spend significantly greater resources marketing to users. While our pay services are, in general, priced below the standard pricing of several of our competitors, several companies have announced similarly priced offerings which may make it more difficult for us to compete. For example, AT&T WorldNet offers a $4.95 per month service and AOL Time Warner's CompuServe recently announced a $9.95 per month offering in combination with WalMart. We cannot assure you that we will be able to compete effectively for users of pay services. We believe that additional competitors for Internet users, including major computer manufacturers, retail companies, and software, media and telecommunications companies, will continue to enter the Internet access market. Existing competitors have taken, and may continue to take, steps such as reducing their subscriber fees, offering promotions for access services, or bundling free access services with other product offerings. For example, both The Microsoft Network, CompuServe and EarthLink have partnered with personal computer makers and consumer electronics retailers to offer consumers rebates on computer equipment when the consumer signs up for their Internet access services.

    We believe that increased competition has, from time to time, impacted our growth and may impact our growth in the future, resulting in increased user turnover and additional sales and marketing expenses that increase user acquisition cost. Increased competition could also result in decreased advertising revenue. Since we rely primarily on advertising revenues to offset some of the costs of our free services and do not charge the vast majority of our users membership fees, we may not be able to cover these increased costs, and we may not have the resources to compete successfully. The ability of our competitors to acquire other Internet providers or to enter into strategic alliances or joint ventures could also put us at a significant competitive disadvantage.

    Our competitors may be able to charge less for Internet services than we do for our pay services, or offer services for free that we provide only for a fee, which may put pressure on us to reduce or eliminate, or prevent us from raising, the fees we charge for our pay services. We may choose, for competitive or other reasons, to lower or eliminate the fees we currently charge for our pay services, or enhance the features available to users of our free service, in order to remain competitive with other industry participants. Any decrease in such prices could result in a reduction in our billable services revenue and would harm the profitability of our pay services.

    Recently, however, Juno has begun to increase the prices it charges some subscribers to its billable premium services in an effort to increase its billable services revenue and improve the profitability of such services. We may choose to implement additional price increases in the future. Such price increases can be expected to result in subscriber attrition, possibly to an extent sufficient to cause overall revenues from our billable services to decline, and this outcome could cause our business and financial results to suffer.

  Telecommunications Services

    In addition, telecommunications companies with far greater resources, distribution channels and brand awareness offer, or have announced that they will offer, their own Internet access services to users. Since these companies have their own telecommunications network infrastructure, they may have lower communications costs than we do. These potential advantages may reduce the overall cost of Internet access for such companies and may significantly increase competitive pressures on us. For example, AT&T WorldNet offers an Internet access service priced at $4.95 per month combined with an advertising banner window, and also announced a program where it bundles its Internet access service with its long distance service at a discounted rate. In addition, each of our telecommunications providers supplies network access to one or more of our competitors, and could choose to grant those competitors preferential network access, potentially limiting our users' ability to access the Internet. If our telecommunications service providers were to decrease the levels of service or access provided to us, or if they were to terminate their relationships with us for competitive or other reasons, and we were not able to develop alternate sources of supply, we would not be able to provide Internet access to our customers, which could ultimately result in a significant loss of users and revenues or in our ceasing operations entirely.

  Broadband Providers

    We also face competition from companies that provide broadband Internet access, including local and long-distance telephone companies, cable television companies, electric utility companies, wireless communications companies and other Internet service providers. Most of our subscribers use our services via dial-up modems, which are generally limited to access speeds of up to 56 kbps. Broadband technologies enable users to transmit and receive print, video, voice and data in digital form at significantly faster access speeds. Juno currently provides broadband services only on a limited scale and NetZero provides no broadband services. The expansion of this product offering could require substantial time and expense. We cannot be certain that we will succeed in adapting our Internet access service business to compete effectively with these technologies.

    Juno recently entered into an agreement with AOL Time Warner to utilize their cable network to offer broadband services. While the agreement provides us with the ability to enter the cable broadband market, the agreement anticipates that we will expend significant resources in pursuing this line of business. The costs associated with offering these services could be significant, and we cannot be sure that we will realize any reasonable return from our investment in this offering. In addition, the roll out of our services is dependent on AOL Time Warner's roll out, and there is no assurance that we will offer these services in a significant manner in the near term, if at all. Our failure to successfully offer these services could adversely affect our financial condition and results of operations.

    In addition to competing directly in the Internet access market, both cable and telephone companies are also aligning themselves with Internet service providers who would receive preferential or exclusive use of broadband local connections to users. If broadband Internet access becomes the preferred mode by which users access the Internet and we are unable to gain access to broadband networks on reasonable terms, our ability to compete could be materially and adversely affected.

    There is no assurance that we will be successful in maintaining or furthering our current strategy to deliver broadband services. Several of the back-end providers of the broadband services we offer have experienced severe financial difficulties, and we are currently not offering these services to new subscribers. Pursuing our broadband strategy could result in greater operating costs, which could adversely impact our financial position and results of operations.

    If consumers adopt alternative forms of Internet access that provide a continuous connection to the Internet rather than relying on a series of separate dial-up connections, then we may have to modify the means by which we deliver our Internet services. In this event, we would incur significant costs. If other companies are able to prevent us from delivering our Internet services through the wire, cable and wireless connections that they own, if we are unable to adapt to the challenges posed by broadband technologies or if we incur significant costs without generating sufficient revenues, our business and financial results may suffer.

If we are unable to grow our user base, we may not be able to generate revenues, decrease per-hour telecommunications costs or implement our strategy.

    Growth in our pay user base will be critical to our future success. Increasing our pay user base involves two components: converting our free service users to our pay service and gaining new pay users who have not previously used our free service. In each of these cases, we are competing directly with other pay service offerings and, due to the resources of our competitors and other factors, there is no assurance we will achieve success in signing up and retaining new pay users. If we experience decreases in our pay user base, our ability to generate revenues, decrease per-hour telecommunication costs and to implement our strategy will be adversely impacted.

    The portion of our strategy of increasing our pay service base by converting free users to pay users is dependent on our having a growing free user base. In the past, NetZero has experienced such rapid growth in its free user base that it has instituted measures to limit the number of new free users on its service. Due to a variety of restrictions and revenue generating initiatives NetZero imposes on its free service offering, NetZero has recently experienced a decline in its number of active free users. This decline may continue into the future. If we implement additional limitations, restrictions or requirements on our free access services, we may experience further significant declines in the number of existing free users as well as new free users accessing our service. This may significantly and adversely impact our ability to grow. Unless we are able to convert a significant number of free users to pay users, our revenues will be adversely impacted.

    We hope to generate new users through various marketing channels, such as television, radio and print media advertising, direct marketing campaigns, and bundling, co-branding and retail distribution arrangements. If these marketing channels prove more costly or less effective than anticipated, it could adversely impact our ability to grow our pay user base.

    Even if we are successful in acquiring a significant number of pay users, we do not know if these users will continue to use our service. We would be unable to grow our user base if a significant number of our users stopped using our service. There are a variety of reasons why users would discontinue using our service, including:

  •
  free users may object to the restrictions and limitations we impose on our free service and decide to terminate their account with us in favor of a competing service;

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  free users may decide they do not like the always-present nature of the ZeroPort and the Juno Guide or the presence of advertising on our service;
  •
  pay users may object to a variety of factors associated with our services, including the price we charge (which, with respect to Juno's pay services, may be based on a particular user's usage pattern), the limited support we provide, the existence of a thin toolbar on the NetZero service, and (with respect to the NetZero pay services) that we do not provide the same service for all users in a particular household;
  •
  users may not like having their online activities tracked;
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  reliability issues, which we have experienced in the past and may experience in the future, may cause user dissatisfaction; and
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  our limited user support may frustrate users who have difficulty using our service.

    There is no assurance that we will be able to retain or grow our existing user base.

Federal Trade Commission action could impact our financial results and marketing practices.

    The FTC has been investigating the advertising, billing and cancellation practices of various Internet-related companies, including Juno. At the FTC's request, Juno provided marketing-related and customer service-related information concerning its services. On the basis of these submissions, the FTC staff has claimed, among other things, that Juno's disclosure practices about the possibility of users incurring telephone charges were insufficient, and that Juno's cancellation policies for subscribers to its pay services were unduly restrictive. On the basis of its discussions with the FTC staff, Juno began implementing modifications to the disclosure it makes about telecommunications charges that users might incur and to its pay services cancellation practices.

    On May 15, 2001, the FTC announced a consent agreement with Juno concerning the advertising of Juno's Internet access services. The consent agreement, which was issued for public comment, remains subject to a public comment period and final approval by the FTC. Under the terms of the consent agreement, Juno would be barred from making misrepresentations about the cost of its Internet access services, and would be required to disclose the cancellation terms for these services in a clear and conspicuous manner, provide adequate customer support to process subscribers' requests to cancel, and to make prominent disclosure that subscribers may incur long distance telephone charges while using Internet access services. The proposed settlement would also require Juno to give notice to certain subscribers who cancelled the service and identified the unavailability of local access numbers, or the incurrence of long distance charges, as a reason or who participated in specified rebate programs. Under the terms of the consent agreement, Juno would provide an opportunity for such subscribers to apply for refunds for long distance telephone charges they incurred to use Juno's services for up to two months following their subscription. Subject to the final outcome after the public comment period, it is anticipated Juno will be required, under a consent order or otherwise, to make compensatory payments and, potentially, to further revise its advertising and marketing materials, and to make further modifications to its business practices. As a result, our business and financial results could suffer. There can be no certainty as to the impact of any actions by the FTC on our business.

If we fail to generate significant revenues from our pay services, we may not be able to support our operations.

    Our ability to generate significant revenues from our pay services will be critical to our future success. Generating pay revenues includes both increasing our pay user base as well as maintaining or increasing our pricing. Juno has offered a variety of pricing programs, and has in certain cases increased the pricing, to certain users based on their usage. Juno's monthly prices have ranged from $4.95 to $29.95. A significant number of users who have experienced price increases have discontinued their service, which adversely impacts revenues. In addition, a key component of signing up pay users is through the conversion of free users to pay services. Our failure to convert free users to pay services could also adversely impact our pay service revenues. The failure to generate significant revenues from pay users would adversely impact our ability to support our operations.

Our ability to derive a profit from our pay services will be dependent on our subscribers' usage habits.

    Our ability to offer a value priced pay service will be adversely impacted if subscribers to our pay service use the Internet excessively. We price our standard offering based on the expectation that users will access the Internet for only a limited number of hours each month. If the average monthly usage for our pay subscribers exceeds our expectations, or if our average hourly telecommunications cost increases, we may not be able to operate our value priced pay service profitably. We may have to impose hourly limits on our pay services or increase our standard pricing, either of which could adversely impact our ability to attract and retain users to our pay services or compete effectively.

If we fail to generate sufficient advertising revenues, we may not be able to support our operations.

    In the long term, our strategy is to generate a majority of our revenues from pay services. However, advertising revenues are intended to be a key component of our strategy and revenue base going forward, and will be critical to our success. If we fail to generate sufficient advertising revenues, we may not be able to support our operations. To date, advertising revenues have not been sufficient to support our operations. Our operating costs have continued to increase from quarter to quarter while our revenues from advertising have, from time to time, decreased from quarter to quarter. We generate revenues from a variety of different advertising arrangements including sales of targeted and untargeted banner advertising, sponsorships, performance-based arrangements and referrals to third party Web sites. We have limited experience marketing and pricing these types of arrangements, and have limited experience with respect to the performance of such arrangements. As such, we do not know if we are appropriately pricing, marketing or structuring these arrangements, or whether we will perform under these arrangements to the satisfaction of the other parties. Our failure to appropriately price, market or structure these arrangements could impact our ability to enter into and perform under these arrangements, or to renew these arrangements on similar or acceptable terms. Due to a variety of factors, including the deterioration of the online advertising market and the decrease in capital available to Internet companies, we have experienced a number of situations where arrangements are terminated early, are not renewed, are renewed at significantly lower rates or are repriced during the term of the arrangement. These factors may significantly impact our ability to enter into new arrangements with third parties, to enforce our existing arrangements and to maintain or grow our revenues. In addition, the success of some of these arrangements may depend on our ability to effectively target users based on demographic and other information. We may encounter technical and other limitations on this ability, including problems associated with the accuracy of the information provided by our users, which we do not corroborate. In light of these factors, there can be no assurance that we will be able to attract sufficient advertising revenues to support our operations.

    Many of the purchasers of Internet advertising have been companies with Internet-based business models. Many of these companies have come under financial pressure and have not been able to access the capital markets to fund their operations. This trend has adversely impacted our revenues and could impact our ability to generate revenues in the future and result in increased reserves for doubtful accounts.

    In addition, competition for Internet-based advertising revenues is intense and the demand for advertising space has been declining. These and other factors are causing Internet advertising rates to decline, and it is possible that rates will continue to decline in the future. Also, our growth in users has resulted in, and in the future may result in, our advertising inventory growing faster than our ability to sell the inventory at reasonable rates.

    Many of our advertising competitors have longer operating histories, greater name recognition, larger user bases, significantly greater financial, technical, sales and marketing resources and more established relationships with advertisers than we do. These advantages may allow such competitors to respond more quickly than we can to new or emerging technologies and changes in advertiser requirements. They may also be able to devote greater resources than we can to develop, promote and sell their products and services. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Internet publishers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective customers. We must also compete with television, radio, cable and print media for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium. Our market share and revenues would suffer if we were not able to compete effectively for users with established and new providers of Internet access services.

If we are unable to retain subscribers, our business and financial results will suffer.

    Our business and financial results are dependent on, among other things, the number of subscribers to our services. Our number of active subscribers has a significant impact on our ability to attract advertisers, the number of advertising impressions we have available to sell, and on how many pay service subscribers we can potentially acquire by soliciting users of our free service. Each month, a significant number of our pay service subscribers choose to cancel the service. In addition, each month a significant number of our free service subscribers become inactive. It is easy for Internet users to switch to competing providers, and we believe that intense competition has caused, and may continue to cause, many of our subscribers to switch to other services. In addition, new subscribers may decide to use our services only out of curiosity, or to take advantage of free or low-cost introductory offers, and may later discontinue using our services.

    NetZero and Juno have taken measures to discourage heavy usage by their free subscribers, which has caused, and may continue to cause, significant subscriber attrition. In early 2001, NetZero limited the number of hours its free users could use the service each month to 40 hours per household per month. Since implementing that change, there has been a decrease in NetZero's free user base. We may further reduce the number of hours users may access our free service without charge or take other measures to limit the usage of our free service. In addition, Juno limits the availability of its free service by prioritizing access based on usage levels and other factors. Such prioritization mechanisms currently make it more difficult for heavier users of Juno's free service to establish and maintain a Web connection, particularly during those hours when overall usage tends to be highest.

    We expect to continue taking measures to reduce the costs associated with our free service. As a result of these measures, we expect to experience at least some degree, and possibly a substantial amount, of incremental subscriber attrition. We are unable to predict the amount of such attrition we might experience overall, or the extent to which it might involve subscribers other than those heavier users to whom we currently target these measures. In the event the decrease in the size of our subscriber base is significant, and particularly to the extent such attrition were to involve subscribers other than the targeted groups, such measures could cause our business and financial results to suffer. Furthermore, Juno has reduced the use of discounted pricing plans for its pay services, by offering higher-priced plans both through selected external marketing channels and to some of its existing pay subscribers. We believe these pricing changes will cause attrition from Juno's pay services in excess of that which we would expect in the absence of such changes. If these or other changes result in the loss of a significant number of subscribers, our business and financial results will suffer.

    In the past, we have experienced lengthy periods during which subscriber attrition caused the total number of subscribers using our services in a given month to remain relatively static or decrease despite our addition of a substantial number of new users to our services. In recent quarters, Juno has significantly reduced its levels of expenditure for subscriber acquisition and retention, and we expect to further reduce our expenditures for such activities in the future. Although the many factors affecting subscriber acquisition and retention make it difficult to accurately predict the future size of our subscriber base, we currently expect that our active free subscriber count will decline and that our active pay subscriber count may decline, in coming quarters, due to the factors described above, among others. If the decline in the size of our active or pay subscriber base were significant, our business and financial results will suffer.

If we are unable to successfully integrate acquisitions into our operations, then we may not realize the benefits associated with such acquisitions and our financial condition and results of operations may be adversely affected.

    We may acquire other companies or undertake other business combinations that can complement our current or planned business activities. We are currently evaluating the possibility of acquiring and integrating additional Internet service providers offering pay services. Acquisitions may not be available at the times or on terms acceptable to us, or at all. In addition, acquiring a business involves many risks, including:

  •
  disruption of our ongoing business and diversion of resources and management time;
  •
  unforeseen obligations or liabilities;
  •
  difficulty assimilating the acquired operations and personnel;
  •
  risks of entering markets in which we have little or no direct prior experience;
  •
  potential impairment of relationships with employees or users as a result of changes in management; and
  •
  potential dilutive issuances of equity, large and immediate write-offs, the incurrence of debt, and amortization of goodwill or other intangible assets.

    There can be no assurance that we will make any further acquisitions, that we will be able to obtain additional financing for such acquisitions, if necessary, or that any acquisitions will be successful.

    In addition, we also may not realize the benefits associated with the intangible assets we acquired. For example, as of December 31, 2000, NetZero had approximately $55.0 million in intangible assets recorded on its balance sheet, which primarily included goodwill and acquired technologies associated with acquisitions. During the quarter ended March 31, 2001, NetZero determined the carrying value of these assets was impaired using the discounted cash flow method and the market comparison method. An impairment charge relating to goodwill, intangible assets and other assets totaling approximately $48.6 million was recorded during the quarter, reflecting the amount by which the carrying amount of the assets exceeded their respective fair values. The impairment consisted of approximately $33.5 million for goodwill and approximately $15.1 million for other acquired intangible assets and other assets. There can be no assurance that we will not experience similar impairment losses in the future. Any such loss could adversely and materially impact our results of operations and financial condition.

The provision of full Internet access for free creates substantial risks.

    We face numerous costs, operational and legal risks, and other uncertainties associated with our provision of free Internet access to consumers, including the following:

  •
  risks that our paying subscribers will cancel their subscription and switch to our free service;

  •
  risks that the number of hours our free service users use, and the costs of providing the service, will not decrease, and may increase; and

  •
  risks that we may be unable to generate significant revenues from the sale of advertising.

    If the number of our subscribers who remain on, or return to, the free service is significant, our business and financial results may suffer. As users of the service spend more time connected, the costs we incur to provide the service increase. Both NetZero and Juno recently began implementing measures designed to address disproportionate resource consumption by relatively heavy users of their free service, but there can be no assurance that these or any future measures will be successful in reducing either average connection time per subscriber or aggregate connection time for all users of the service on an ongoing basis. If aggregate hours of connection time associated with our free services increase or do not continue to decline, our business and financial results may suffer.

Our ability to cause our free service subscribers to upgrade to our pay services is uncertain. If the number of subscribers upgrading to our pay services falls short of our goals, our business and financial results will suffer.

    Our business strategy contemplates that some of the subscribers to our free service will decide over time to upgrade to our pay services. We are relying increasingly on this migration as a major source of subscribers to our pay services. Since July 1998, Juno has advertised to its free users encouraging them to upgrade and NetZero initiated a similar campaign in March 2001. There is a risk that repeated exposure to their advertisements may cause their effectiveness to decline. Furthermore, to the extent that our number of active free subscribers declines, we will have a smaller pool of free subscribers to solicit, further reducing the absolute number of potential migrations to our pay services. As a result, advertisements promoting our pay services to our free subscribers may prove insufficient to generate a material number of new subscriptions to our pay services. The rate at which users of the free service upgrade to our pay services may decline, and for this and other reasons, our overall pay subscribers count is likely to decline. If our marketing techniques fail to generate an adequate conversion rate from free to pay services, if the acquisition cost for subscribers acquired directly or indirectly into our pay services is greater than expected, if diminished capital resources require us to curtail even further our use of external marketing channels, or if technical limitations make the conversion process more difficult or time-consuming than anticipated, our business and financial results will suffer.

Our advertising revenues will suffer if we are unable to demonstrate that our subscribers are actively using our service or that the active subscriber bases of NetZero and Juno services do not overlap significantly.

    If we are not able to demonstrate to our advertisers that our registered users are actively using our service, advertisers may choose not to advertise with us and our advertising revenues could be materially and adversely affected. Approximately 8.6 million users had registered for NetZero's service through March 31, 2001, of which approximately 3.9 million had used NetZero's service during the month of March. Approximately 15.9 million users had registered for Juno's service through March 31, 2001, of which approximately 4.1 million had used Juno's service during the month of March. We believe that a number of our users have Internet access accounts with both NetZero and Juno in addition to accounts with our competitors. If there is significant actual or perceived overlap between NetZero's registered users and Juno's registered users, advertisers may not be willing to advertise as much on each service, or may only be willing to advertise on one service or the other. In addition, to the extent our users are not using either Juno or NetZero as their primary Internet service provider, advertisers may be less likely to advertise on our service. Also, some new users use the Internet only as a novelty and do not become consistent users of Internet services and, therefore, may be less likely to continue using our services.

We may not be able to grow or retain our user base if we are unsuccessful in maintaining and continuing to market our brands.

    If we are unsuccessful in maintaining and continuing to market the NetZero and Juno brands, we may not be able to grow or retain our user base. We believe that maintaining these brands is critical to retain and expand our user base. Promotion of our brands will depend on our success in providing high-quality Internet products and services. However, such success will depend, in part, on the services, products and efforts of third parties, over which we have little or no control. For instance, if our third party telecommunications service providers fail to provide quality service, our users' ability to access the Internet may be interrupted, which may adversely affect our brands. If our users and advertisers do not perceive our existing products and services as high quality, or if we introduce new products or services or enter into new business ventures that are not favorably received by our users and advertisers, then we may be unsuccessful in building brand recognition and brand loyalty in the marketplace. In addition, we may also need to devote substantial resources to maintain brand loyalty among our users and to promote and maintain the NetZero brand and the Juno brand in a very competitive market. If we incur excessive expenses in promoting and maintaining our brand, our financial results could be adversely affected. If, on the other hand, we choose not to incur significant expense to promote and maintain our brand and our brand suffers as a consequence, our business and financial results could also be harmed.

Our marketing resources may be insufficient to generate new subscribers or awareness of our services.

    We expect that we will reduce our marketing expenditures in the future. Any marketing activities we do engage in may be insufficient to increase or maintain the size of our subscriber base and may be insufficient to develop or maintain awareness of our services. Juno and NetZero have relied on a variety of cash intensive subscriber acquisition activities in the past, including the distribution of CDs, the acquisition of competitors and fee-based referral agreements. These activities may be curtailed in the future, although there is no assurance that subscriber acquisition costs will decrease. Many of our competitors have greater financial resources than we do and have undertaken significant advertising campaigns. We cannot predict the timing, the type, or the extent of future advertising activities by our competitors. It is possible that marketing campaigns undertaken by our competitors will have an adverse effect on our ability to retain or acquire subscribers. If we incur costs in implementing marketing campaigns without generating sufficient new subscribers to our services, or if capital limitations or other factors prevent us from implementing marketing campaigns, or if marketing campaigns undertaken by competitors cause attrition in our subscriber base, our business and financial results may suffer.

Our revenues would significantly decrease if we lose key marketing and advertising relationships.

    We have strategic marketing alliances with a number of third parties, and most of our strategic marketing partners have the right to terminate their agreements with us on short notice. The number of terminations of various types of advertising contracts by our partners increased over the course of 2000 and during the first quarter of calendar 2001. In light of the concentration of our advertisers within the Internet industry, we expect that we will continue to experience a significant number of terminations during the remainder of 2001, which could cause our business and financial results to suffer, especially if such terminations are coupled with a refusal to pay amounts owed to us at the time of termination. If any of our strategic marketing agreements are terminated, we cannot assure you that we will be able to replace the terminated agreements with equally beneficial arrangements. We also expect that we will not be able to renew all of our current agreements when they expire and that, to the extent we are able to renew some or all, that we may not be able to do so on favorable terms. We also do not know whether we will be successful in entering into additional strategic marketing alliances, or that any additional relationships, if entered into, will be on terms favorable to us.

    Our advertising and commerce revenues may be dependent on a small number of advertisers or strategic partners and we may be susceptible to reductions in revenues from material advertisers or strategic partners. A small number of customers have accounted for a significant portion of each of NetZero's and Juno's advertising and commerce revenues, and each of NetZero and Juno have previously experienced reductions in revenues from material customers. For example, 35% and 14% of NetZero's revenues for the quarter ended December 31, 2000 and March 31, 2001, respectively, were attributable to NetZero's start page agreement with LookSmart, which was terminated on January 19, 2001. LookSmart provided search functionality on the NetZero start page and on the ZeroPort, and was provided with the right to advertise third party services on the NetZero start page. After the termination of the LookSmart agreement, NetZero experienced a significant decline in revenues derived from search functionality on the NetZero start page and we do not anticipate generating the amount of revenue from the NetZero start page in the future that NetZero historically experienced. In addition, NetZero derived approximately 20% and 11% of its revenues for the quarter ended March 31, 2001 from agreements NetZero has with General Motors and Cisco, respectively. While the relationship with General Motors Corporation is long-term, they were recently provided reductions in their advertising obligations. While we do not currently anticipate such reductions will be material to our business, we can give no assurance that we will continue to derive the amount of anticipated revenues from General Motors. In addition, NetZero's agreement with Cisco is terminable by Cisco commencing June 30, 2001 and we can give no assurance that we will continue to generate significant revenues from Cisco beyond such date. Furthermore, approximately 16% of Juno's advertising and commerce revenues for the quarter ended March 31, 2001 were attributable to Juno's agreement with LookSmart. Juno and LookSmart are currently renegotiating their agreement and we can give no assurance that we will continue to generate significant revenues from LookSmart. The termination or renegotiations of significant agreements, as well as the timing of orders under such agreements, may cause significant fluctuations in our quarterly results. Our business, results of operations and financial condition will be materially and adversely affected if we are unable either to maintain or renew our significant agreements or to replace such agreements with similar agreements with new customers.

    We also derive a large portion of our advertising revenue from strategic marketing and advertising relationships with other Internet companies. At the current time, we believe that some of these companies may be having difficulty generating operating cash flow or raising capital, or are anticipating such difficulties, and are electing to scale back the resources they devote to advertising, including on our services. Other companies in the Internet industry have depleted their available capital, and have ceased operations or filed for bankruptcy protection or may be expected to do so. Difficulties such as these have affected and may continue to affect the total amount of advertising inventory we sell, as well as our ability to collect revenues or advances against revenues from our existing partners or advertisers as such amounts become due. An increasing number of our strategic marketing partners and advertisers, including some with agreements providing for minimum guaranteed payments, have either already defaulted on periodic payments due to us, or informed us that they will not meet their obligations. If the current environment for Internet advertising does not improve, our business and financial results may suffer.

Our business and reputation are dependent on telecommunications carriers and changes to their prices and service may negatively impact our business.

    Our business substantially depends on the capacity, affordability, reliability and security of our telecommunications networks. Only a small number of telecommunications providers offer the network services we require. There has been significant consolidation in the telecommunications industry, and there is a significant risk that further consolidation could make us reliant on an even smaller number of providers. In addition, several vendors have experienced significant financial difficulties and there is no assurance that such vendors will continue to perform consistent with our expectations or contractual rights. Certain of our telecommunications services are provided pursuant to short-term agreements that the providers can terminate or elect not to renew. In particular, Juno's agreement with WorldCom, which provides Juno with a significant portion of its telecommunications capacity, expired on May 30, 2001, although under the agreement Worldcom will continue to provide services through September 30, 2001. While a new agreement is currently being negotiated, there can be no assurance that a new agreement will be finalized on acceptable terms, if at all. In addition, each of our telecommunications carriers provides network access to some of our competitors, and could choose to grant those competitors preferential network access, potentially limiting our members' ability to access the Internet or connect to our central computers. Furthermore, the majority of our telecommunications providers compete, or have announced an intention to compete, with us in the market to provide consumer Internet access. As a result, any or all of our current telecommunications service providers could decide not to provide us with service at rates acceptable to us, or at all, in which event, we may not be able to provide Internet access to our users.

    Our margins are highly sensitive to variations in prices for the telecommunications services we purchase. Our business could be harmed if minimum connection charges increase or become more prevalent. In addition, the availability and pricing of telecommunications services varies geographically, and we may not be able to obtain new or substitute telecommunications services in certain geographic areas on commercially reasonable terms, if at all. Legislation has been proposed from time to time that would increase the cost of doing business of many of our telecommunications providers. Any increase in their costs could result in increased prices to us. There can be no assurance that our telecommunications providers will continue to provide their services on commercially acceptable price terms, or that alternative services will be available on similar terms.

    If our third-party telecommunications service providers deliver unacceptable service, the quality of our Internet access service would suffer. In this event, we would likely lose users who are dissatisfied with our service. Since we do not have direct control over our telecommunications carriers' network reliability and the quality of their service, there can be no assurance that we will be able to provide consistently reliable Internet access for our users.

    A minority of our subscriber base may be unable to access our services through a point of presence that is within their local calling area. These users may be particularly reluctant to use our service to access the Web, either through our free service or through a billable service, due to the telecommunications charges that they would incur during an extended connection. The inability of some of our subscribers to access our service with a local call in some areas of the country could harm our business. We cannot be sure if or when additional infrastructure developments by our telecommunications providers will establish points of presence that cover these areas.

    In addition, we may from time to time experience increases in our telecommunications usage, which exceed our then-available telecommunications capacity and the capacity of our internal servers. As a result, users may be unable to register or log on to our service, may experience a general slow-down in their Internet access or may be disconnected from their sessions. Excessive user demand could also result in system failures of our internal server networks, which would prevent us from generating advertising revenues. Inaccessibility, interruptions or other limitations on the ability to access our service due to excessive user demand, or any failure of our servers to handle user traffic, would have a material adverse effect on our reputation and our revenues.

If we fail to manage our telecommunications capacity, our service levels may suffer or we may experience increased per-user costs.

    We will have to accurately anticipate our future telecommunications capacity needs within lead-time requirements. If we fail to procure sufficient quantities of telecommunications products and services, we may be unable to provide our current and future users with acceptable service levels. We also run the risk of purchasing excessive amounts of telecommunications products and services based on incorrect projections regarding usage. In that event, we would be required to bear the costs of excess telecommunications capacity without commensurate increases in revenues or subscriber usage. NetZero and Juno have recently experienced decreases in telecommunications usage in excess of the amounts anticipated when entering into certain agreements for telecommunications services. This has resulted in significant excess capacity in the near term, which may result in increased costs per user on an hourly basis if we are not able to implement the synergies contemplated by the mergers. There can be no assurance that we will be able to effectively manage these and other aspects of our business. Our failure to do so would likely have a material adverse effect on our business, results of operations, financial position and cash flow.

We may not successfully develop and market new products in a timely or cost-effective manner; our new products may not be accepted by consumers or advertisers.

    We may not be able to compete effectively if we are not able to adapt to changes in technology and industry standards, and to develop and introduce new and enhanced products and service offerings. We believe that our ability to compete successfully will also depend upon the continued compatibility of our services with products offered by various vendors. Although we intend to support emerging standards in the market for Internet access, we may not be able to conform our technology and equipment to support these new standards in a timely fashion. For instance, Sun Microsystems continues to upgrade its JAVA language and implementing new versions of JAVA may require additional memory and resources to implement. NetZero's software uses the JAVA language extensively and we will have to modify our resources accordingly to accommodate new versions. There can be no assurance that we will be able to make such modifications, or any other modifications which may be required to adapt to new or changing standards, in a cost-effective and timely manner, or at all.

    If we are unable to respond in a timely manner to technological advances, we may not be able to compete effectively for users, which could cause our revenues to decrease. We have expended, and may in the future expend, significant resources developing and implementing new products. Product development involves a number of uncertainties, including unanticipated delays and expenses. New products may have technological problems or may not be accepted by our users or advertisers. There is no assurance that new products will be introduced in a timely or cost-effective manner or result in user satisfaction or increased revenues. Several of the new products we have offered, or intend to offer, such as NetZero Platinum, Surf Safari and NetZero's new start page are intended to generate additional revenues for us. There is no assurance that such products will provide us with any meaningful revenue. Furthermore, in February 2001, Juno announced the Juno Virtual Supercomputer Project, designed to make unused processing power existing on the computers of Juno's subscribers available to third parties as an alternative to conventional supercomputing resources. As designed, the project would involve dividing computationally intensive problems into a large number of smaller computational tasks, and distributing those smaller tasks to the computers of Juno subscribers for such computers to process while the computers were not otherwise being used by the subscribers. We do not intend to continue this project following the consummation of the mergers.

We may not be able to develop new product or service offerings if we are unable to obtain needed technology.

    We rely upon third parties to help us develop technologies that enhance our current product and service offerings. If our relationships with these third parties are impaired or terminated, then we would have to find other developers on a timely basis or develop technology completely on our own. We cannot predict whether we will be able to obtain the third-party technology necessary for continued development and introduction of new and enhanced products and services.

Consumers may decide not to use our service if our technology and services become obsolete.

    Others may develop services or technologies that render our services or technology noncompetitive or obsolete. For instance, a number of companies are offering broadband and other high speed Internet access services, which allow users to access the Internet at much faster speeds than the access services we currently provide. Our ability to remain technologically competitive may require substantial expenditures and lead-time.

We may not be able to compete effectively if we are not able to protect our proprietary rights.

    If we are not able to protect our proprietary rights, we may not be able to compete effectively. We principally rely upon patent, copyright, trade secret and contract laws to protect our proprietary technology. We cannot be certain that we have taken adequate steps to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies. In addition, since we provide our Internet access software for free, we are extremely susceptible to various forms of unauthorized use of our software. These actions could adversely affect our brand names.

    In addition, we have recently filed lawsuits alleging that they are violating our proprietary rights. There is no assurance that we will prevail in any of these claims. Our attempts to enforce our proprietary rights could result in significant costs without a corresponding economic or competitive benefit.

We may incur substantial costs and diversion of management resources if we are accused of infringing upon the proprietary rights of others.

    Third parties may assert claims against us for infringement of their proprietary rights and these claims may be successful. In addition, a number of third-party owners of patents have claimed to hold patents that cover various forms of online transactions or online technology. As with other online service providers, patent claims could be asserted against us based upon our services or technologies.

    We could incur substantial costs and diversion of management resources in the defense of any claims relating to proprietary rights. Parties making these claims could secure a judgment awarding substantial damages as well as injunctive or other equitable relief that could effectively block our ability to use our products in the United States or abroad. If a third party asserts a claim relating to proprietary technology or information against us, we may seek licenses to the intellectual property from the third party. We cannot be certain, however, that third parties will extend licenses to us on commercially reasonable terms, or at all. If we fail to obtain the necessary licenses or other rights, it could materially and adversely affect our ability to operate our business.

A security breach, virus or inappropriate use by Internet users could disrupt our service.

    The future success of our business will depend on the security of our network and, in part, on the security of the network infrastructures of our third-party telecommunications service providers, over which we have no control. Computer viruses or problems caused by our users or other third parties, such as the sending of excessive volumes of unsolicited bulk e-mail or spam, could lead to interruptions, delays, or cessation in service to our users. In addition, the sending of "spam" through our network could result in third parties asserting claims against us. There can be no assurance that we would prevail in such claims and our failure to do so could result in large judgments against us. Users or other third parties could also potentially jeopardize the security of confidential information stored in our computer systems or our users' computer systems by their inappropriate use of the Internet, including breaking into our computer network, which could cause losses to us, or our users. Users or third parties may also potentially expose us to liability by "identity theft." Unauthorized access by current and former employees or others could also potentially jeopardize the security of confidential information stored in our computer systems and those of our users. We expect that our users will increasingly use the Internet for commercial transactions in the future. Any network malfunction or security breach could cause these transactions to be delayed, not completed at all, or completed with compromised security. Users or others may assert claims of liability against us as a result of any failure by us to prevent these network malfunctions and security breaches, and may deter others from using our services, which could cause our business prospects to suffer. Although we intend to use industry-standard security measures, such measures have been circumvented in the past, and we cannot assure you that these measures will not be circumvented in the future. We also cannot assure you that the security measures of our third-party network providers will be adequate. In addition, to alleviate problems caused by computer viruses or other inappropriate uses or security breaches, we may have to interrupt, delay, or temporarily cease service to our users, which could have a material adverse effect on our revenues and could also result in increased user turnover.

Our revenues could be adversely affected if programs to disable our banner advertising or our other banner technology become prevalent.

    Various software programs have been developed that specifically target our banner advertising to disable our ability to deliver advertisements to a user. For example, there are programs which attempt to blank out, or block, banner advertisements or completely delete the banner window from users' computer screens. To date, such programs have not interrupted either company's operations or caused them to fail to meet the terms of our advertising agreements; but there can be no assurance that this will be the case in the future. Widespread adoption of this type of software would seriously damage our ability to operate our business and generate revenues.

If our software or hardware contains errors, or if we encounter difficulties integrating our systems and technologies, our business could be seriously harmed.

    The software and hardware used to operate and provide our services is complex and, accordingly, may contain undetected errors or failures. We have in the past encountered, and may in the future encounter, errors in the software or hardware used to operate and provide our services. This has resulted in, and may in the future result in, a number of adverse consequences, which have included or may include:

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  users being disconnected from our service or being unable to access our service;

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  loss of data or revenue;

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  injury to reputation; and

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  diversion of development resources.

    We have experienced some technical and customer support issues associated with our products and software releases. These issues have resulted in users discontinuing our service and have adversely impacted our revenues. In addition, certain of NetZero's new services require us to bill the user, and NetZero has limited experience in implementing billing services. A number of NetZero's and Juno's material technologies and systems, including their software client systems, billing systems, ad-serving technologies and customer relationship management systems, are based on different platforms or are sourced from different vendors. To the extent we attempt to integrate these technologies and systems, we may experience a number of difficulties, errors, failures and unanticipated costs. We cannot assure you that we will not experience significant problems in the future.

We are dependent on third parties for technical and customer service support and our business may suffer if they are unable to provide these services, cannot expand to meet our needs, or terminate their relationships with us.

    Our business and financial results depend, in part, on the availability and quality of live technical and customer service support services. Although many Internet service providers have developed internal customer service operations designed to meet these needs, we have elected to outsource most of these functions. For Juno services, we currently purchase almost all of our technical and live customer service support from ClientLogic Corporation. For NetZero services, we currently purchase almost all of our technical and live customer service support from Convergys Corporation. As a result, we maintain only a small number of internal customer service personnel. We are not equipped to provide the necessary range of customer service functions in the event that these companies become unable or unwilling to offer these services to us.

    We believe the availability of call-in technical support and customer service will be especially important to acquire and retain subscribers to our pay services. NetZero and Juno have been dependent on Convergys and ClientLogic to provide these functions. At times, Juno's subscribers have experienced lengthy waiting periods to reach representatives trained to provide the technical or customer support they require. We believe that failure to provide consistent customer support and to maintain consumer-acceptable hold times could have an adverse effect on our subscriber acquisition and retention efforts in the future. However, maintaining desired customer support levels may require significantly more support personnel than are currently available to us, or significantly greater expense than we feel it is appropriate, or than we are able, to incur. Additionally, if we elect to offer customer service features that we do not currently support, or to enhance the overall quality of our customer support for competitive reasons, we may require even greater resources. If our relationship with ClientLogic or Convergys terminates and we are unable to enter into a comparable arrangement with a replacement vendor, if our current vendors are unable to provide enough personnel to provide the quality and quantity of service we desire, if system failures, outages or other technical problems make it difficult for our subscribers to reach customer service representatives, or if we are unable to obtain externally or develop internally the additional customer service and technical support capacity we expect to need, our business and financial results may suffer.

We will not be able to support increased numbers of users if we are unable to enhance our internal network infrastructure.

    Our internal network infrastructure is composed of a complex system of application, database, advertisement and e-mail servers. Service interruptions originating within our internal network have occurred in the past and may occur in the future, especially when usage exceeds capacity. We will need to invest substantial financial, operational and management resources to enhance our systems, particularly our database servers and storage capabilities, to handle a large number of users. We cannot be certain that we will be able to accomplish this on a timely basis and at a commercially reasonable cost, or at all. If we fail to do so, we will be unable to grow, and may be unable to effectively operate, our business.

We may experience loss of data, disruption of operations, or erroneous overcharges or undercharges to advertising customers if the Oracle software we use to run our operations fails to operate correctly.

    Virtually every aspect of NetZero's operations, including finance, billing of vendors, accounting, storage and retrieval of user data, and advertisement tracking, uses or interfaces with a centralized software system provided by Oracle. We have only limited experience with the operation of this system. Difficulty with the operation of, or errors, defects or malfunctions in the operation of, this system could result in loss of data, erroneous overcharges or undercharges to advertising customers or disruption of operations.

We are dependent on third party software to accurately bill subscribers to our various pay services.

    The operation of our pay services requires the accurate operation of billing system software as well as our development of policies designed to reduce the incidence of credit card fraud and other forms of uncollectible "chargebacks." If we encounter difficulty with the operation of these systems, or if errors, defects or malfunctions occur in the operation of these systems, this could result in erroneous overcharges to customers or in the under-collection of revenue, either of which could hurt our business and financial results.

We cannot predict our future capital needs and we may not be able to secure additional financing.

    Because we expect to continue to incur substantial losses for the foreseeable future, we may need to raise substantial additional funds in the future to fund our operations, including our telecommunications and other service provision costs, subscriber acquisition costs, costs of enhancing or expanding the range of Internet services we offer and costs associated with responding to competitive pressures or perceived opportunities. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or not available when required in sufficient amounts or on acceptable terms, we may not be able to devote sufficient cash resources to continue to provide our services in their current form, acquire additional subscribers, enhance or expand our services, respond to competitive pressures or take advantage of perceived opportunities, and our business and financial results may suffer, or we could be forced to cease our operations entirely. In light of our historical and expected losses, we are unlikely to be able to raise significant additional funds through the incurrence of indebtedness. If additional funds are raised by our issuing debt, we may be subject to limitations on our operations.

If we are unable to successfully defend against pending legal actions against us, we could face substantial liabilities.

    We are currently a party to pending legal actions against us which are discussed in detail under "NetZero's Business—Legal Proceedings" and "Juno's Business—Legal Proceedings," the outcomes of which are uncertain and could result in significant judgments against us. Defending against these lawsuits may involve significant expense and diversion of management's attention and resources from other matters. Due to the inherent uncertainties of litigation, we may not prevail in these actions. In addition, our ongoing operations may continue to subject us to significant litigation and costs in the future.

Our business could be shut down or severely impacted if a natural disaster occurs.

    Our operations and services depend on the extent to which our computer equipment and the telecommunications infrastructure of our third-party network providers are protected against damage from fire, earthquakes, power loss, telecommunications failures, and similar events. A significant portion of our computer equipment, including critical equipment dedicated to our Internet access services, is located at our headquarters in Westlake Village and at facilities in Los Angeles and

San Jose, California; Sterling, Virginia; Cambridge, Massachusetts; and Jersey City, New Jersey. Despite precautions taken by us and our third-party network providers, over which we have no control, a natural disaster or other unanticipated problems at our headquarters or at a network hub, or within a third-party network provider's network, could cause interruptions in the services that we provide. For example, if an earthquake damages equipment at our network operations center, we may have no means of replacing this equipment on a timely basis or at all and our service would be shut down. We do not currently maintain fully redundant or back-up Internet services, backbone facilities or other fully redundant computing and telecommunications facilities. Furthermore, we do not currently have any business disruption insurance. Any prolonged disruption of our services due to system failure could result in user turnover and decreased revenues.

Our ability to operate our business could be seriously harmed if we lose members of our senior management team and other key employees.

    Our business is largely dependent on the personal efforts and abilities of our senior management and other key personnel. Any of our officers or employees can terminate his or her employment relationship at any time. The loss of these key employees or our inability to attract or retain other qualified employees could seriously harm our business and prospects. We do not carry key man life insurance on any of our employees.

We will not be able to grow our business if we are not able to retain or hire additional personnel.

    Our future success also depends on our ability to attract, retain and motivate highly skilled technical, managerial, editorial, merchandising, sales, marketing and user service personnel. Competition for such personnel is intense, particularly in the Internet and high technology industry. As a result, we may be unable to successfully attract, assimilate or retain qualified personnel. In addition, the mergers may cause many employees to leave the company, many of whom may be integral to our integration efforts. If we cannot retain those employees who are key to the integration of the businesses of NetZero and Juno, our operations and integration efforts could be adversely affected.

    Any staff attrition we experience, whether initiated by the departing employees or by us, could place a significant strain on our managerial, operational, financial and other resources. To the extent that we do not initiate or seek any staff attrition that occurs, there can be no assurance that we will be able to identify and hire adequate replacement staff promptly, or at all. In January and April 2001, in addition to conducting some performance-related terminations, Juno eliminated a number of positions in response to a change in business needs, such as the significant reduction in Juno's marketing activities. In light of the significant parallels of the businesses of NetZero and Juno, we plan to evaluate headcount redundancies and expect to make staff reductions following such evaluation. If the size of our staff is significantly reduced, either by our choice or otherwise, we could face significant management, operational, financial and other constraints. For example, it may become more difficult for us to integrate the businesses of NetZero and Juno, manage existing, or establish new, relationships with advertisers, vendors and other parties, or to expand and improve our service offerings. It may become more difficult for us to implement changes to our business plan or to respond promptly to opportunities in the marketplace. It may become more difficult for us to devote personnel resources necessary to maintain or improve existing systems, including our financial and managerial controls, billing systems, reporting systems and procedures. Thus, our business and financial results could suffer as a result of the staff reductions undertaken to date in 2001, those expected to be undertaken in connection with the mergers, and from any future staff reductions and attrition that might occur.

Risks Related to the Internet Industry

We could be exposed to significant legal liability if new case law is decided, or new government regulation is enacted, regarding the Internet and Internet service providers.

    The law relating to our business and operations is evolving and in a state of flux. The modification, repeal or adoption of laws or regulations may decrease the growth in the use of the Internet, affect telecommunications costs or increase the likelihood or scope of competition from regional telephone companies. These results could decrease the demand for our services or increase our cost of doing business, each of which would cause our operating margins and revenues to fall. In particular, the following risks could occur:

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  increased telecommunication costs;

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  slowed growth of the Internet industry;

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  restrictions on our ability to collect and use personal data from our subscribers;

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  prohibition and restriction of Internet content and availability;

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  liability for defamation or negligence based on content retrieved or transmitted through our services;

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  liability for errors on third-party content accessed through our services;

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  additional claims for copyright/trademark infringement;

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  inability to protect our own intellectual property;

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  increased cost or inability to obtain adequate insurance; and

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  increased litigation costs.

    All of these could increase our costs directly or impede the growth of the Internet in general or Internet usage of our subscribers, thus limiting our ability to generate revenue to support our operations.

Changes in government regulation could decrease our revenues and increase our costs.

    Changes in the regulatory environment could decrease our revenues and increase our costs. As a provider of Internet access services, we are not currently subject to direct regulation by the Federal Communications Commission. However, some telecommunications carriers have sought to have communications over the Internet regulated by the FCC in the same manner as other more traditional telecommunications services. Local telephone carriers have also petitioned the FCC to regulate Internet service providers in a manner similar to long distance telephone carriers and to impose access fees on these providers and some developments suggest that they may be successful in obtaining the treatment they seek. In addition, we operate our services throughout the United States, and regulatory authorities at the state level may seek to regulate aspects of our activities as telecommunications services. As a result, we could become subject to FCC and state regulation as Internet services and telecommunications services converge.

    We remain subject to numerous additional laws and regulations that could affect our business. Because of the Internet's popularity and increasing use, new laws and regulations with respect to the Internet are becoming more prevalent. These laws and regulations have covered, or may cover in the future, issues such as:

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  user privacy;

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  children's privacy;

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  pricing and disclosure of pricing terms;

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  intellectual property;

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  federal, state and local taxation;

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  advertising;

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  distribution; and

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  characteristics and quality of products and services.

    Legislation in these areas could slow the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium.

    It may take years to determine how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. Any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could harm us. Additionally, we have a number of subscribers who are located in Canada. Laws and regulations relating to the Internet, or to doing business in Canada, or similar laws and regulations in other jurisdictions should we choose to continue to expand elsewhere outside of the United States, could have an adverse effect on our business.

    The growth of the Internet, coupled with publicity regarding Internet fraud, may also lead to the enactment of more stringent consumer protection laws. For example, numerous bills have been presented to Congress and various state legislatures designed to address the prevalence of unsolicited commercial bulk e-mail on the Internet. These laws may impose additional burdens on our business. Additionally, because we rely on the collection and use of personal data from our subscribers for targeting advertising and other communications to our subscribers, we may be harmed by any laws or regulations that restrict our ability to collect or use this data. The FTC has conducted investigations into the privacy practices of companies that collect information about individuals on the Internet and has also investigated a variety of Internet service providers, including Juno, in connection with marketing and disclosure practices. Various state agencies as well as individuals have also asserted claims against, or instituted inquiries into, Internet service providers, including Juno, in connection with marketing and disclosure practices. The enactment of any additional laws or regulations in this area, increased enforcement activity of existing laws and regulations, or claims by individuals could significantly impact our costs or the manner in which we conduct business, all of which could cause our business to suffer.

Regulation of content and access could limit our ability to generate revenues and expose us to liability.

    Prohibition and restriction of Internet content and access could reduce or dampen the growth of Internet use, decrease the acceptance of the Internet as a communications and commercial medium and expose us to liability. A variety of restrictions on content and access, primarily as they relate to children, have been enacted or proposed, including laws which would require Internet service providers to supply, at cost, filtering technologies to limit or block the ability of minors to access unsuitable materials on the Internet. Because of these content restrictions and potential liability to us for materials carried on or disseminated through our systems, we may be required to implement measures to reduce our exposure to liability. These measures may require the expenditure of substantial resources or the discontinuation of our product or service offerings that subject us to this liability. Further, we could incur substantial costs in defending against any of these claims and we may be required to pay large judgments or settlements or alter our business practices. In addition, our liability insurance may not cover potential claims relating to the Internet services we provide or may not be adequate to indemnify us for all liabilities that may be imposed on us.

We could be exposed to liability associated with changes in our services or the services of third parties.

    Our service involves the provision of Internet access services as well as a variety of other products and services. We and our sponsors have, from time to time, implemented, and may in the future implement, changes to such services. This may involve the termination of services or changes to terms and conditions of services. There can be no assurance that users, advertisers, sponsors or other third parties, including governmental agencies, will not assert claims against us for implementing such changes, or that any such claims would be resolved in our favor.

We could be exposed to liability for defamation, negligence and infringement.

    Because users download and redistribute materials that are cached or replicated by us in connection with our Internet services, claims could be made against us for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of such materials. While we have attempted to obtain safe harbor protection against claims of copyright infringement under the Digital Millennium Copyright Act of 1998, there can be no guarantee that we will prevail in any such claims. We also could be exposed to liability because of third-party content that may be accessible through our services, including links to Web sites maintained by our users or other third parties, or posted directly to our Web site and subsequently retrieved by a third party through our services. It is also possible that if any third-party content provided through our services contains errors, third parties who access such material could make claims against us for losses incurred in reliance on such information. These types of claims have been brought successfully against other online service providers. Furthermore, copyright and trademark laws are evolving and it is uncertain how broadly the rights provided under these laws will be applied to online environments. It is impossible for us to determine who the potential rights holders may be with respect to all materials available through our services.

Our ability to sell targeted advertising may be limited if new laws relating to user privacy are enacted.

    Our ability to sell targeted advertising partly depends on our ability to use personal information collected from our users. We cannot assure you that our current information collection procedures and disclosure policies will be found to be in compliance with existing or future laws or regulations. Our failure to comply with existing laws, or the adoption of new laws or regulations that require us to change the way we conduct our business, could make it cost-prohibitive to operate our business, and prevent us from pursuing our business strategies including the sale of targeted advertising.

Our operating margins and costs would be adversely affected if our business becomes subject to taxation.

    The tax treatment of activities on or relating to the Internet is currently unsettled. A number of proposals have been made at the federal, state and local levels and by foreign governments that could impose taxes on the online sale of goods and services and other Internet activities. The Internet Tax Freedom Act was signed into law in 1998, placing a three-year moratorium on new state and local taxes on Internet commerce. However, there is no assurance that this moratorium will be continued and there can be no assurance that future laws imposing taxes or other regulations on commerce over the

Internet would not substantially impair the growth of Internet commerce and, as a result, negatively impact our operating margins or make it cost-prohibitive to operate our business.

Seasonal trends in Internet usage and advertising sales may negatively affect our business.

    Seasonal trends could affect the advertising revenues we generate from operating our Internet services. To the extent that our advertising revenues depend on the amount of usage by our users, seasonal fluctuations in Internet usage could affect our advertising revenues during these periods of fluctuation. In addition, the rate at which new users sign up for our services may be lower during certain seasons and holiday periods. Because our operating history is so limited, it is difficult for us to accurately predict these trends and plan accordingly. Since our operating expenses are based on our expectations of future revenues, it is possible that seasonal fluctuations could materially and adversely affect our revenues and our operating results.

If Internet usage does not continue to grow, we may not be able to grow our business and increase our revenues.

    If Internet usage does not continue to grow, we may not be able to grow our business and increase our revenues. Substantially all of our revenues are dependent on the continued use and expansion of the Internet. Use of the Internet has grown dramatically, but we cannot assure you that usage of the Internet will continue to expand. A decrease in the demand for Internet services or a reduction in the currently anticipated growth for such services could cause our user base and our advertising revenues to decrease.

Our brand and business could be adversely affected if we are not able to protect our domain names or acquire other relevant domain names.

    Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. As a result, we may be unable to acquire or maintain relevant domain names in the countries in which we conduct, or plan to conduct, business. We do not own the domain name www.unitedonline.com. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, dilute or otherwise decrease the value of our trademarks and other proprietary rights.

Risks Related to the Market for Our Common Stock

NetZero's and Juno's stock prices have been highly volatile; our stock price may be highly volatile and may cause limitations on the trading market for our stock.

    The market price of NetZero's and Juno's common stock has fluctuated in the past and the market price of our common stock is likely to continue to be highly volatile, with extreme price and volume fluctuations. The Nasdaq National Market, where most publicly held Internet companies are traded, has experienced substantial price and volume fluctuations. These broad market and industry factors may harm the market price of our common stock, regardless of our actual operating performance, and for this or other reasons we could continue to suffer significant declines in the market price of our common stock.

    In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. NetZero is currently involved in a securities class action lawsuit, which is discussed in detail under "NetZero's Business—Legal Proceedings." While we believe that the current securities class action lawsuit is without merit, this suit, along with any additional securities class action litigation to which we might become subject, could result in substantial costs and a diversion of our management's attention and resources.

    We have applied to have our common stock listed on the Nasdaq National Market. We must satisfy a number of requirements to maintain our listing on the Nasdaq National Market, including maintaining a minimum bid price for our common stock of $1.00 per share. A company fails to satisfy this requirement if its closing bid price remains below $1.00 per share for 30 consecutive business days. From time to time NetZero's and Juno's common stock has had a closing bid price below $1.00 per share. There can be no assurance that our bid price will comply with the requirements of the Nasdaq National Market to facilitate continued listing of our common stock on the Nasdaq National Market. If our common stock loses its Nasdaq National Market status, it would most likely trade on the Nasdaq Over the Counter Bulletin Board, which is viewed by most investors as a less desirable and less liquid marketplace. This outcome would be likely to harm the trading price of our common stock.

    In addition, declines in our stock price might harm our ability to issue, or significantly increase the ownership dilution to stockholders caused by our issuing, equity securities in financing or other transactions. The price at which we issue shares in such transactions is generally based on the market price of our common stock, and a decline in our stock price would result in our needing to issue a greater number of shares to raise a given amount of funding or acquire a given dollar value of goods or services.

    Moreover, anticipated or actual declines in our stock price may prompt individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline.

Future sales of our common stock may negatively affect our stock price.

    In addition to potential future issuances of our common stock, upon completion of the mergers there will be a large number of shares of our common stock outstanding and available for resale. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, or the perception that such sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a price that we think is appropriate, or at all.

We may issue common stock to pay for services in transactions that cause dilution to our stockholders, and the dilutive effect of these issuances would increase to the extent that our stock price declines.

    Juno has entered into a number of relationships in which it may use its common stock to compensate third parties for services performed for Juno, including subscriber referral services, and we may enter into additional such relationships in the future. In most of these transactions, the payments owed by Juno will be calculated in dollar terms, with Juno having the right to issue an equivalent amount of its common stock in lieu of making cash payments. We currently anticipate that we will generally exercise those rights to make payments in our common stock where available to us, although we may choose to pay for some or all of such expenses in cash. If the price of our common stock should decline, our electing to pay with common stock would entail issuing a relatively larger number of shares, increasing the dilutive effect on our stockholders, and potentially impairing our ability to execute financing transactions. Additionally, the third parties to whom we issue common stock will generally have registration rights that require us to register these shares of common stock for resale in the public markets. The market price of our common stock could decline as a result of sales of these shares in the market, or the perception that such sales could occur. Furthermore, Juno has entered into several transactions pursuant to which it has the right to pay for goods or services using common stock rather than cash, and we may enter into more such transactions in the future. If we raise additional funds, acquire assets, or obtain goods or services through the issuance of equity securities, stockholders may experience significant dilution of their ownership interest and the newly issued securities may have rights superior to those of our common stock. The dilutive effect of these issuances will be increased to the extent our share price declines.

Our directors will have the ability to exercise significant influence over us.

    Upon completion of the mergers, our executive officers, directors, and persons and entities affiliated with our executive officers or directors, are expected to beneficially own in the aggregate approximately      % of our outstanding common stock. As a result of this concentration of ownership, our executive officers and directors will be able to exercise significant influence over matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also have the effect of delaying or preventing a change in control of us.

We have anti-takeover provisions which may make it difficult for a third-party to acquire us.

    Provisions of our certificate of incorporation, our bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders.

We do not plan to pay dividends in the foreseeable future and, as a result, you will need to sell your shares in order to realize a near term return on your investment.

    Neither NetZero nor Juno declared or paid any cash dividends on its capital stock since inception. We intend to retain any future earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Consequently, stockholders will need to sell shares of common stock in order to realize a return on their investment, if any.

THE SPECIAL MEETINGS

Joint Proxy Statement/Prospectus

    This document is being furnished to you in connection with the solicitation of proxies by each of NetZero's and Juno's board of directors in connection with the proposed mergers.

Date, Time and Place of the Special Meetings

    The special meetings are scheduled to be held as follows:

For NetZero stockholders:	For Juno stockholders:
, 2001	, 2001
10:00 a.m., Eastern time	10:00 a.m., Eastern time

New York, New York	New York, New York

Purpose of the Special Meetings

    The special meetings are being held so that stockholders of each of NetZero and Juno may consider and vote upon a proposal to adopt the merger agreement. Adoption of the merger agreement will also constitute approval of the transactions contemplated by the merger agreement.

Stockholder Record Date for the Special Meetings

    NetZero.  NetZero's board of directors has fixed the close of business on      , 2001 as the record date for determining which NetZero stockholders are entitled to notice of and to vote at the special meeting. On the record date, there were            shares of NetZero common stock outstanding, held by approximately            holders of record.

    Juno.  Juno's board of directors has fixed the close of business on      , 2001 as the record date for determining which Juno stockholders are entitled to notice of and to vote at the Juno special meeting. On the record date, there were            shares of Juno common stock outstanding, held by approximately            holders of record.

Vote Required for Adoption of the Merger Agreement

    NetZero.  A majority of the outstanding shares of NetZero common stock must be represented, either in person or by proxy, to constitute a quorum at the NetZero special meeting. The affirmative vote of the holders of a majority of the shares of NetZero's common stock outstanding as of the record date is required to adopt the merger agreement. At the NetZero special meeting, each share of NetZero common stock is entitled to one vote on all matters properly submitted to the NetZero stockholders.

    Juno has entered into voting agreements with three executive officers of NetZero and five major stockholders of NetZero which require these NetZero stockholders to vote their shares of NetZero common stock in favor of the adoption of the merger agreement. As of the record date, these stockholders owned shares representing approximately  % of the voting power of NetZero capital stock entitled to vote at the NetZero special meeting.

    The directors and executive officers of NetZero owned approximately  % of the outstanding shares of NetZero common stock as of the record date, and each of them has indicated their intention to vote in favor of adoption of the merger agreement or has entered into a voting agreement with Juno as described above.

    Juno.  A majority of the votes entitled to be cast at the Juno special meeting must be represented, either in person or by proxy, to constitute a quorum at the Juno special meeting. The affirmative vote of the holders of a majority of the shares of Juno's common stock outstanding as of the record date is required to adopt the merger agreement. At the Juno special meeting, each share of Juno common stock is entitled to one vote on all matters properly submitted to the Juno stockholders.

    NetZero has entered into voting agreements with five directors and senior officers of Juno, and several entities affiliated with Dr. Shaw, which require these Juno stockholders to vote their shares of Juno common stock in favor of the adoption of the merger agreement. As of the record date, these stockholders owned shares representing approximately  % of the voting power of Juno capital stock entitled to vote at the Juno special meeting.

    The directors and executive officers of Juno owned approximately  % of the outstanding shares of Juno common stock as of the record date, and each of them has indicated their intention to vote in favor of adoption of the merger agreement or has entered into a voting agreement with NetZero as described above.

Proxies

    All shares of NetZero common stock represented by properly executed proxy cards or voting instructions received before or at the NetZero special meeting and all shares of Juno common stock represented by properly executed proxy cards or voting instructions received before or at the Juno special meeting will, unless the proxies or voting instructions are revoked, be voted in accordance with the instructions indicated on those proxy cards or voting instructions. If no instructions are indicated on a properly executed proxy card or voting instruction, the shares will be voted FOR the adoption of the merger agreement. You are urged to mark the box on the proxy card to indicate how to vote your shares.

    If a properly executed proxy card or voting instruction is returned and the stockholder has abstained from voting on adoption of the merger agreement, the NetZero common stock or Juno common stock represented by the proxy or voting instruction will be considered present at the special meeting for purposes of determining a quorum, but will not be considered to have been voted on the proposal to adopt the merger agreement.

    If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares. If an executed proxy card is returned by a broker or bank holding shares which indicates that the broker or bank does not have discretionary authority to vote on adoption of the merger agreement, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will not be considered to have been voted on the proposal to adopt the merger agreement. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker.

    Adoption of the merger agreement requires the affirmative vote of a majority of the shares of NetZero's and Juno's common stock outstanding on the record date, as applicable. Abstentions, failures to vote and broker non-votes will have the same effect as a vote against adoption of the merger agreement.

    The special meeting of NetZero or Juno may be adjourned or postponed, including by their respective chairmen, in order to permit further solicitation of proxies. Unless you check the withhold discretionary authority box on your proxy card or voting instruction, your proxies will have the power to vote to postpone or adjourn your special meeting even if you voted against the proposal to adopt the merger agreement.

    You may revoke your proxy at any time before it is voted by:

  •
  notifying in writing

  •
  the Secretary of NetZero, Inc. at 2555 Townsgate Road, Westlake Village, California 91361 if you are a NetZero stockholder, or

  •
  the Secretary of Juno Online Services, Inc. at 120 West 45th Street, 32nd Floor, New York, New York 10036 if you are a Juno stockholder;

  •
  granting a subsequently dated proxy; or

  •
  appearing in person and voting at the special meeting if you are a holder of record.

    Your attendance at the special meeting will not in and of itself revoke your proxy.

Appraisal Rights

    Under Delaware law, so long as the NetZero common stock and the Juno common stock remain listed on the Nasdaq National Market as of their respective record dates, you are not entitled to appraisal rights in connection with the mergers. However, if the NetZero common stock does not remain listed on the Nasdaq National Market, then holders of NetZero common stock will be entitled to appraisal rights under Delaware law.

    If you are a holder of NetZero common stock and (a) NetZero's common stock is delisted, (b) you submit a written demand for appraisal of your shares and (c) you comply with the applicable statutory procedures under Delaware law, you will be entitled to appraisal rights and to receive payment in cash for the fair value of your shares as determined by the Delaware Chancery Court. A summary of the applicable requirements of Delaware law is contained in this document under the caption "The Mergers—Appraisal Rights." In addition, the text of the applicable provisions of Delaware law is attached as Annex D. The exercise of appraisal rights is a complicated legal act and you should not rely solely on the disclosure in this document to inform you how to perfect your rights.

Solicitation of Proxies

    NetZero and Juno will equally share the expenses incurred in connection with the printing and mailing of this document. Juno has retained MacKenzie Partners, at an estimated cost of $5,000 plus reimbursement of expenses, to assist in the solicitation of proxies. NetZero, Juno and Juno's proxy solicitor will also request banks, brokers and other intermediaries holding shares of NetZero or Juno common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and will, upon request, reimburse the holders for their reasonable expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone, telegram and other electronic means, advertisements and personal solicitation by the directors, officers or employees of NetZero and Juno. No additional compensation will be paid to directors, officers or employees for those solicitation efforts.

    You should not send in any stock certificates with your proxy card. A transmittal letter with instructions for the surrender of stock certificates will be mailed to you as soon as practicable after completion of the mergers.

THE MERGERS

Background of the Mergers

    In May 2000, Mark Goldston, NetZero's chief executive officer, telephoned Charles Ardai, Juno's president and chief executive officer, and David E. Shaw, the chairman of Juno's board of directors, to discuss the merits of a potential combination of NetZero and Juno. Through July 2000, NetZero and Juno held several informal telephonic discussions to consider the possibility of a business combination, but no proposals resulted from those discussions.

    In August 2000, representatives of Juno and NetZero met at the offices of Goldman Sachs in New York to continue the discussions regarding a potential combination. In late August 2000, Mr. Ardai and Richard Eaton, Juno's former chief financial officer and treasurer, met with Mr. Goldston, Jon Fetveit, NetZero's vice president, strategy and development, Ronald Burr, NetZero's president, and Charles Hilliard, NetZero's chief financial officer. The discussions between the parties continued by telephone and in September 2000, NetZero advised Juno that NetZero was not prepared to enter into a business combination at that time.

    During the fall of 2000, the parties remained in occasional contact to determine whether there might be interest in a combination. In January 2001, Toby Bryce, Juno's former senior vice president of business development, met with Messrs. Hilliard and Fetveit in California to discuss the pending lawsuits between the parties and to discuss the possibility of a business combination or strategic relationship between the parties.

    In January 2001, NetZero launched the NetZero Professional service, which is currently called the Extended Access Pass its first pay Internet access service. In March 2001, NetZero launched the NetZero Platinum service, NetZero's first monthly recurring billable subscription Internet access service.

    In April 2001, Mr. Goldston telephoned Dr. Shaw to once again initiate discussions concerning a possible business combination. Dr. Shaw and Mr. Goldston agreed that their respective teams would have telephone discussions during the week of April 23, 2001, to assess the possibility of a transaction. During the week of April 23, 2001, representatives of NetZero and Juno had conversations and began to analyze the merits of combining the two companies.

    On May 2, 2001, Messrs. Hilliard and Fetveit met with Mr. Ardai and Harshan Bhangdia, Juno's senior vice president and chief financial officer, at Juno's offices in New York to continue discussions.

    On May 8, 2001, NetZero proposed a business combination between NetZero and Juno in the form of an all stock transaction. The proposed combination would be structured as a merger of a subsidiary of NetZero with and into Juno, in which Juno stockholders would receive 35% of the combined company.

    Over the following week, NetZero and Juno discussed elements of the proposal, and the parties worked toward reaching an agreement on selected material terms. Among other terms, the parties discussed an ownership percentage of approximately 38.5% for Juno stockholders.

    On May 16, 2001, NetZero and Juno entered into a three-week exclusivity agreement.

    On May 21, 2001 representatives of NetZero, Brobeck, Phleger & Harrison LLP, counsel to NetZero, Morgan Stanley, financial advisor to NetZero, Juno and Simpson Thacher & Bartlett, special counsel to Juno, met at the offices of Morgan Stanley in New York to discuss the proposed transaction. At this time, the parties agreed that the transaction would be structured to provide for the establishment of a new holding company, of which both NetZero and Juno would become subsidiaries. Following that meeting, representatives of NetZero continued their due diligence effort and, during the evening of May 21, 2001, Brobeck delivered a first draft of the merger agreement and related documents.

    On May 24 and May 25, 2001, representatives of Juno and Simpson Thacher conducted due diligence with respect to NetZero in Westlake Village, California.

    Over the following days, due diligence continued and the parties negotiated the terms of the merger agreement and related documents.

    On June 4, 2001, Juno's board of directors held a meeting at Simpson Thacher's offices. Negotiation of the merger agreement continued after that meeting and on June 5, 2001.

    During the afternoon of June 5, 2001, NetZero's board of directors met telephonically and received presentations from NetZero's senior management team, representatives of Morgan Stanley and representatives of Brobeck. After deliberation, NetZero's board of directors adopted resolutions with respect to the proposed transaction. See "Recommendation of NetZero's Board of Directors."

    During the evening of June 5, 2001, Juno's board of directors met and received presentations from Juno's senior management, representatives of Simpson Thacher and representatives of Deutsche Banc Alex. Brown. At that meeting, Deutsche Banc Alex. Brown rendered its oral opinion to the Juno board of directors as to the fairness to Juno stockholders from a financial point of view of the exchange ratio of shares of our common stock for each share of Juno common stock. After deliberation, Juno's board of directors adopted resolutions with respect to the proposed transactions. See "Recommendation of Juno's Board of Directors."

    Negotiation of the merger agreement and related documents continued on June 6, 2001 and June 7, 2001. On the afternoon of June 7, 2001, Juno's board of directors held a meeting at which representatives of Deutsche Banc Alex. Brown reaffirmed its opinion as to the fairness of the exchange ratio for Juno common stock, from a financial point of view, to Juno's stockholders, and Juno's board of directors reaffirmed its earlier approval of the proposed transaction.

    After the closing of the Nasdaq National Market on June 7, 2001, the parties executed and delivered the merger agreement and issued a press release announcing the proposed transaction.

NetZero's Reasons for the Mergers

    From time to time beginning May 2000, NetZero's management team informally updated members of NetZero's board of directors with respect to of the status of discussions with Juno and the reasons that NetZero's management team believed the combination had the potential to deliver value to NetZero's stockholders. At a meeting on June 5, 2001, NetZero's board of directors received presentations from members of NetZero's management team, Morgan Stanley and Brobeck. NetZero's management team highlighted its belief in the transaction as well as some of the risks associated with the mergers, including many of the issues described under "Risk Factors." NetZero's board of directors made a business judgment concerning the potential of the combined company and the following are the material reasons that NetZero's board recommends that NetZero's stockholders vote, at the NetZero special meeting, in favor of the proposal to adopt the merger agreement.

    Accelerate Growth in Pay Internet Access Business.  Beginning in early 2001, NetZero began supplementing its revenues by offering pay Internet access services. Until early 2001, NetZero had no experience in the pay Internet access services business. Juno had been offering pay services since 1998 and had acquired a great deal of expertise in managing pay services. In addition, Juno had developed a significant pay subscriber base. The proposed transaction presented NetZero's board of directors with the opportunity to accelerate NetZero's growth and expertise in the pay Internet access business. NetZero's board of directors was aware of the costs, time and uncertainty associated with building a similar base of pay subscribers and management experience with pay subscribers and determined that the opportunity was in NetZero's best interests.

    Opportunity to Spread Telecommunications and Networking Costs over a Larger Base.  NetZero secured favorable pricing and protected itself against near term increases in telecommunication costs by negotiating telecommunications agreements of up to three years of duration with a number of vendors. Some of these agreements require NetZero to purchase a fixed amount of telecommunications capacity, regardless of whether that capacity is used by subscribers. Juno generally has short-term agreements with telecommunications providers which do not require fixed capacity commitments and are priced at levels per unit in excess of NetZero's costs, assuming full utilization of NetZero's purchased capacity. The mergers represent an opportunity to spread the costs of NetZero's telecommunications capacity and infrastructure over a larger number of subscribers.

    Marketing to the Value Segment of the Internet.  Most of the largest Internet service providers, including AOL Time Warner, Earthlink, and The Microsoft Network, offer standard monthly pricing ranging from $19.95 to $23.90. Both Juno and NetZero had previously focused on building their businesses to be supported by advertising revenues. NetZero believes that, because of this focus, both its and Juno's infrastructure have a much lower cost basis than the typical Internet service provider. In addition, the offer of free Internet access services has proven to be an effective consumer offering, and Juno has demonstrated that many free users can be converted to pay users at a $9.95 value price point. NetZero believes there are a significant number of consumers interested in value priced Internet access as an alternative to the standard industry pricing. NetZero's board of directors determined that the combined company could more efficiently offer these services while containing marketing and operating costs than either party could do on a stand-alone basis.

    Attractive Consolidated Advertising Base.  NetZero believes that the Internet access market will continue to be attractive to advertisers. Our ability to deliver a large subscriber base of users, based on NetZero's and Juno's active subscriber counts in March 2001, will potentially be more attractive to online advertisers than what NetZero or Juno would be able to deliver as stand-alone companies.

    Potential Cost Savings.  NetZero believes that our cost base will be lower than the sum of NetZero's and Juno's cost bases as stand-alone entities. NetZero's management believes reductions in telecommunication expenses, headcount, elimination of duplicate purchasing of services, reduction of marketing expenses, consolidation of facilities and other cost reductions may be achieved by us. NetZero's board of directors also recognized that there would be near term costs associated with implementing these reductions.

    Confidence in NetZero's Management Team.  NetZero's board of directors was aware of the risks associated with the mergers, including those set forth under "Risk Factors." NetZero's board of directors also considered the challenges of integrating the two organizations. NetZero's board of directors believes that NetZero's management team will be successful in realizing the synergies referred to in Morgan Stanley's presentation.

    Morgan Stanley's Opinion.  NetZero's board of directors received a presentation from representatives of Morgan Stanley on June 5, 2001. NetZero's board of directors considered that presentation as well as Morgan Stanley's opinion as of that date, and subject to the assumptions and considerations in its opinion, that the ratio of the exchange ratio for shares of Juno common stock to the exchange ratio for shares of NetZero common stock pursuant to the merger agreement was fair to the holders of shares of NetZero common stock from a financial point of view. Please read Annex B carefully in its entirety and see "Opinion of Morgan Stanley & Co. Incorporated."

    Due Diligence Review of Juno.  NetZero's board of directors received presentations from NetZero's management on June 5, 2001 concerning the results of NetZero's investigation of Juno's business, finances and legal affairs. NetZero's board considered the results of that investigation and risks identified by members of NetZero's management team.

    Terms of the Merger Agreement and Related Transactions.  On June 5, 2001, NetZero's board of directors received a presentation from representatives of Brobeck concerning the terms of the merger agreement, the negotiations with Juno and legal issues related to the proposed transaction. Members of

NetZero's management also informed the NetZero board of directors about the terms of the agreements with related parties of Juno and the severance and retention bonus provisions proposed for Juno's directors, officers and employees. For more information, see "Interests of Juno Directors and Executive Officers in the Mergers."

    Indications of Support.  NetZero's board of directors noted that NetZero's senior management team supported the proposed combination. NetZero's board of directors also noted that holders of 40.5% of NetZero's outstanding shares of common stock were willing to enter into agreements to vote for the adoption of the merger agreement.

    This list is not exhaustive but includes the material factors considered by NetZero's board of directors. Individual members of NetZero's board may have considered other factors not included in this list. NetZero's board of directors did not attempt to assign relative weight to these factors but rather made the decision to approve the merger agreement after considering the totality of the available information.

Recommendation of NetZero's Board Of Directors

    After careful consideration, the NetZero board of directors, on June 5, 2001, unanimously determined that the terms of the merger agreement and the mergers are fair to, and in the best interest of, NetZero and its stockholders and approved the merger agreement and the mergers. In reaching its decision, the NetZero board of directors consulted with its management team and advisors and independently considered the proposed merger agreement and the transactions contemplated by the merger agreement. The NetZero board of directors unanimously recommends that the stockholders of NetZero vote "FOR" the adoption of the merger agreement.

    In considering the recommendation of the NetZero board of directors with respect to the merger agreement, you should be aware, however, that directors and executive officers of NetZero may have interests in the mergers that are different from, or are in addition to, the interests of NetZero stockholders. Please see "Interests of NetZero Directors and Executive Officers in the Mergers."

Juno's Reasons for the Mergers

    At multiple meetings in June 2001, Juno's board of directors received presentations from members of Juno's management team, Deutsche Banc Alex. Brown Inc., and Simpson Thacher & Bartlett highlighting the potential benefits of the transaction as well as some of the risks associated with the mergers, including many of the issues described under "Risk Factors." The following are material reasons that Juno's board approved the mergers and that it recommends that you vote FOR the adoption of the merger agreement.

    Significantly Greater Cash Resources.  As of March 31, 2001, NetZero had cash, cash equivalents short term investments and restricted cash of $163.0 million and unencumbered cash (defined as cash and cash equivalents in excess of payables and indebtedness) estimated at $125 million. At the same date, Juno had cash and cash equivalents of $46.8 million and unencumbered cash of approximately $20 million. A combination with NetZero would provide Juno with access to significantly increased cash resources at a time when alternate sources of funding are either unavailable entirely or available only on unattractive terms and/or in insufficient quantity. Juno's board believes that the mergers will reduce the risk of Juno's either exhausting its cash resources or suffering significant erosion in its subscriber base due to the expense-reduction measures necessary for the preservation of such resources.

    Opportunity to Enhance Billable Subscriber Base.  Juno has been marketing billable services to its free subscriber base since 1998. Repeated exposure to such marketing messages over time may reduce their effectiveness. NetZero's subscriber base of almost 4 million active users in March 2001 represents a largely untapped and potentially valuable pool of subscribers to whom Juno's billable services can be marketed.

    Potential Cost Synergies.  By combining operations, Juno and NetZero will have the opportunity to achieve significant cost savings over time through the reduction of duplicative facilities and personnel, and through the coordination of marketing expenses and other costs. Additionally, with a larger combined subscriber base, it should be possible to achieve economies of scale in areas such as the purchasing of telecommunications services and the provision of technical support and customer service to subscribers.

    Optimization of Telecommunications Commitments and Expenses.  Telecommunications expense represents Juno's and NetZero's largest expense. NetZero has purchased more telecommunications capacity than it is currently utilizing, while Juno currently has telecommunications traffic in excess of Juno's own capacity commitments. Juno believes that by running a portion of its excess traffic over NetZero's excess capacity, it can generate cost savings for both companies. Furthermore, by carefully comparing the companies' telecommunications pricing on a city-by-city basis, United Online should be able to take advantage of the most favorable telecommunications terms enjoyed by each company.

    Potential Advertising Revenue Synergies.  Juno believes that as a larger company with a significantly greater subscriber base, United Online should be able to compete more effectively for advertising revenues in an industry where scale is an important competitive factor. Based on the companies' combined active subscriber count in March 2001, United Online's subscriber base would exceed seven million subscribers, roughly double the size of either Juno's or NetZero's subscriber base as stand-alone companies. Additionally, by combining with NetZero, Juno will gain access to existing advertising relationships that NetZero has formed, as well as to sales staff and related resources in excess of those Juno possesses independently.

    Intellectual Property Resources.  Juno and NetZero have developed highly complementary intellectual property, and Juno's management believes both companies stand to gain from a combination that allows them to use their technology resources collaboratively for the development and operation of enhanced services for both consumers and advertisers.

    Greater Market Visibility.  Juno believes that, by virtue of its greater size and market share, United Online will enjoy greater visibility than Juno would be able to achieve independently, not only among consumers but also in the investment community. This increased visibility may attract greater levels of investment research and should enhance trading liquidity.

    Deutsche Banc Alex. Brown's Opinion.  Juno's board of directors received a presentation from representatives of Deutsche Banc Alex. Brown on June 5, 2001. Juno's board of directors considered that presentation as well as Deutsche Banc Alex. Brown's opinion that, as of the date of the opinion, and subject to and based on the assumptions and considerations referred to in the opinion, the 0.3570 ratio to exchange shares of Juno common stock for shares of United Online stock was fair to the holders of Juno common stock from a financial point of view. Please read Annex C carefully in its entirety and see "Opinion of Deutsche Banc Alex. Brown Inc."

    This list is not exhaustive but includes certain of the material factors considered by Juno's board of directors. Individual members of Juno's board may have considered other factors not included in this list.

    In view of the variety of material factors considered in connection with its evaluation of the mergers, the Juno board of directors did not quantify or assign relative weights to the specific factors considered in reaching its recommendation. Instead, the Juno board made its recommendation based on the totality of the information presented and considered by it.

    Juno's board of directors also took into consideration potential costs and risks associated with the mergers and the combined company, and concluded that the potential benefits of the mergers outweighed these factors. These factors include the risk that the potential benefits sought in the mergers might not be fully realized and the risk that the investment community and the consumer marketplace might respond negatively to the proposed transaction. There can be no assurance that any of the expected results, efficiencies, opportunities or other benefits described in this section will be achieved as a result of the mergers. For information concerning these and additional risks associated with the mergers, please see "Risk Factors."

    The board also considered the substantial costs expected to be incurred in connection with the mergers, including the costs of integrating the companies' businesses and transaction expenses resulting from the mergers.

Recommendation of Juno's Board of Directors

    After careful consideration, the Juno board of directors, on June 5, 2001, unanimously determined that the terms of the merger agreement and the mergers were fair to, and in the best interest of, Juno and its stockholders and approved the merger agreement and the mergers. In reaching its decision, the Juno board of directors consulted with its management team and advisors and independently considered the proposed merger agreement and the transactions contemplated by the merger agreement. On June 7, 2001, the Juno board of directors reaffirmed its earlier determination that the terms of the mergers were fair to, and in the best interest of, Juno and its stockholders. The Juno board of directors unanimously recommends that the stockholders of Juno vote "FOR" the adoption of the merger agreement.

    In considering the recommendation of the Juno board of directors with respect to the merger agreement, you should be aware that directors and executive officers of Juno may have interests in the mergers that are different from, or are in addition to, the interests of Juno stockholders. Please see "Interests of Juno Directors and Executive Officers in the Mergers."

Opinion of Morgan Stanley & Co. Incorporated

    NetZero retained Morgan Stanley to provide it with a financial fairness opinion in connection with the mergers. NetZero's board of directors selected Morgan Stanley to act as NetZero's financial advisor based on Morgan Stanley's qualifications, expertise and reputation and its knowledge of the business and affairs of NetZero. At the meeting of NetZero's board of directors on June 5, 2001, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of June 5, 2001, and subject to and based on the considerations in its opinion, the ratio of the exchange ratio for shares of Juno common stock to the exchange ratio for shares of NetZero common stock pursuant to the merger agreement is fair from a financial point of view to the holders of NetZero common stock.

    The full text of Morgan Stanley's opinion, dated June 5, 2001, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley is attached as Annex B to this document. We urge you to read this opinion carefully and in its entirety. Morgan Stanley's opinion is directed to the board of directors of NetZero, addresses only the fairness from a financial point of view of the exchange ratio for shares of Juno common stock to the exchange ratio for shares of NetZero common stock pursuant to the merger agreement, and does not address any other aspect of the mergers or constitute a recommendation to any NetZero stockholder as to how to vote at the NetZero special meeting. This summary is qualified in its entirety by reference to the full text of the opinion.

    In connection with rendering its opinion, Morgan Stanley, among other things:

  •
  reviewed publicly available financial statements and other business and financial information of NetZero and Juno, respectively;

  •
  reviewed internal financial statements and other financial and operating data concerning Juno and NetZero, respectively;

  •
  reviewed financial forecasts prepared by the respective managements of Juno and NetZero;

  •
  reviewed information relating to strategic, financial and operational benefits anticipated from the mergers, prepared by the respective managements of Juno and NetZero;

  •
  discussed the past and current operations and financial condition and the prospects of Juno, including information relating to certain strategic, financial and operational benefits anticipated from the mergers, with senior executives of Juno;

  •
  discussed the past and current operations and financial condition and the prospects of NetZero, including information relating to certain strategic, financial and operational benefits anticipated from the mergers, with senior executives of NetZero;

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  reviewed and considered in the analysis, information prepared by members of senior management of NetZero and Juno relating to the relative contributions of NetZero and Juno to the combined company;

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  discussed Juno's litigation with respect to Freewwweb with members of senior management of NetZero and Juno;

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  reviewed the pro forma impact of the mergers on cash flow and financial ratios;

  •
  reviewed the reported prices and trading activity for the Juno common stock and the NetZero common stock;

  •
  compared the financial performance of Juno and NetZero and the prices and trading activity of the Juno common stock and the NetZero common stock with that of other publicly-traded companies comparable with Juno and NetZero, respectively, and their securities;

  •
  reviewed the financial terms, to the extent publicly available, of comparable acquisition transactions;

  •
  participated in discussions among representatives of Juno and NetZero and their financial and legal advisors;

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  reviewed the draft merger agreement and related documents; and

  •
  considered other factors and performed such other analyses as Morgan Stanley deemed appropriate.

    Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to it by Juno and NetZero for the purposes of its opinion. With respect to the financial forecasts, including information relating to strategic, financial and operational benefits anticipated from the mergers, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of each of Juno and NetZero. Morgan Stanley relied upon the assessment by the management of each of Juno and NetZero of their ability to retain key employees of Juno and NetZero, respectively. Morgan Stanley also relied upon, without independent verification, the assessment by the management of each of Juno and NetZero of Juno's and NetZero's technologies and products, the timing and risks associated with, Juno's and NetZero's integration and the validity of, and risks associated with, Juno's and NetZero's existing products and technologies. Morgan Stanley relied upon, without independent verification, the terms disclosed to Morgan Stanley by management of Juno and NetZero with respect to the resolution of Juno's litigation with Freewwweb, and assumed that the dispute would be resolved in accordance with the terms outlined by Juno's management. In addition, Morgan Stanley assumed that the mergers would be consummated in accordance with the terms set forth in the merger agreement, including, among other things, that the mergers would be treated as tax-free reorganizations and/or exchanges under the Internal Revenue Code of 1986. Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of Juno or NetZero, nor has Morgan Stanley been furnished with any appraisals. Morgan Stanley's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of June 5, 2001.

    The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

    Historical Share Price Performance.  Morgan Stanley reviewed the price performance and trading volumes of the common stock of each of NetZero and Juno from June 1, 2000 through June 4, 2001. The table below shows the twelve-month high and low closing prices during that period, compared with a closing price on June 4, 2001 of $0.82 per share for the NetZero common stock and $1.62 per share for the Juno common stock:

	June 1, 2000 through June 4, 2001
	High	Low
NetZero	$8.69	$0.50
Juno	12.44	0.66

    Morgan Stanley then compared the price performance of the NetZero common stock and the Juno common stock from January 3, 2000 through June 4, 2001 with that of the Morgan Stanley Internet Index and a group of selected Internet service providers.

    The group of selected Internet service providers included EarthLink Inc., Excite@Home and Prodigy Communications. Morgan Stanley selected EarthLink Inc., Excite@Home and Prodigy Communications because they are publicly traded companies with operations that, for purposes of this analysis, may be considered similar to those of NetZero and Juno. None of the companies utilized in this analysis as a comparison is identical to NetZero or Juno.

    The following table shows the changes in stock prices:

% Change in Stock Price from January 3, 2000 through June 4, 2001
NetZero	-97%
Juno	-96%
Excite@Home	-90%
Prodigy Communications	-81%
Morgan Stanley Internet Index	-80%
EarthLink Inc.	-50%

    Comparable Companies Analysis.  Morgan Stanley compared selected historical and projected financial and operating data from publicly available research analyst estimates of NetZero and Juno with the corresponding data and stock market performance data available from publicly available sources for EarthLink Inc., Excite@Home and Prodigy Communications.

    Morgan Stanley calculated trading statistics for each member of the comparable companies including:

  •
  The multiple of aggregate value to revenue for the last twelve months ending March 31, 2001

  •
  The multiple of aggregate value to 2000 revenue

  •
  The multiple of aggregate value to forecasted 2001 revenue

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  The multiple of the aggregate value to pay subscribers as of the first quarter of 2001

    The analysis showed the following multiples:

	Multiple
	High		Low
Last twelve month revenue multiple	4.36	x	1.40	x
2000 revenue multiple	4.40	x	1.55	x
2001 forecasted revenue multiple	4.27	x	1.34	x
First quarter 2001 pay subscriber multiple	$934.17		$187.61

    Morgan Stanley noted that the ratio of the exchange ratio for shares of Juno common stock to the exchange ratio for shares of NetZero common stock pursuant to the merger agreement implied a last twelve month revenue multiple of 0.16x for Juno, 2000 revenue multiple of 0.17x for Juno, 2001 estimated revenue multiple of 0.19x for Juno, and pay subscriber multiple of $21.48 for Juno.

    No company utilized in the comparable company analysis is identical to NetZero or Juno. In selecting and evaluating the comparable companies, Morgan Stanley made certain judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Mathematical analysis, like determining the average or median, of financial ratios of the comparable companies is not in itself a meaningful method of using comparable company data.

    Multiples Paid in Selected Precedent Transactions Analysis.  Morgan Stanley reviewed ten recent selected business combinations and analyzed announced deal values to subscriber multiples. Morgan Stanley selected these transactions because they involved companies engaged in industries that are similar or related to those in which NetZero and Juno operate.

    These transactions are: the LineOne/Tiscali S.p.A. transaction, the surfEU.com Ltd./Tiscali S.p.A. transaction, the Planet Inkerkom/Tiscali S.p.A. transaction, the Liberty Surf/Tiscali S.p.A. transaction, the AddCom AG/Tiscali S.p.A. transaction, the Freeserve plc/Groupe Wanadoo SA transaction, the Korea Thrunet Co., Ltd./SoftBank Corporation transaction, the Mageos/Telecom Italia S.p.A. transaction, AOL/NTT Docomo, Inc. transaction and World Online International N.V./Tiscali S.p.A. transaction.

    The analysis showed the following multiples:

Estimated Aggregate Value/Pay Subscribers
LineOne/Tiscali S.p.A.	$224.00
surfEU.com Ltd./Tiscali S.p.A.	$104.17
Planet Inkerkom/Tiscali S.p.A.	$100.58
Liberty Surf/Tiscali S.p.A.	$798.89
AddCom AG/Tiscali S.p.A.	$138.65
Freeserve plc/Groupe Wanadoo SA	$1,103.58
Korea Thrunet Co., Ltd./SoftBank Corporation	$273.83
Mageos/Telecom Italia S.p.A.	$1,603.00
AOL/NTT Docomo, Inc.	$503.81
World Online International N.V./Tiscali S.p.A.	$1,327.93

    Morgan Stanley noted that the ratio of the exchange ratio for shares of Juno common stock to the exchange ratio for shares of NetZero common stock pursuant to the merger agreement implied a pay subscriber multiple of $21.48 for Juno.

    No company or transaction utilized in the precedent transactions analysis is identical to NetZero or Juno or the mergers. In evaluating the transactions in this analysis, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of NetZero or Juno, such as the impact of competition on the business of NetZero, Juno, or the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of NetZero, Juno or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Mathematical analysis, such as determining the mean or median, or the high or the low, is not in itself a meaningful method of using precedent transactions data.

    Relative Contribution Analysis.  Morgan Stanley compared pro forma contribution of each of NetZero and Juno, based on active subscriber, pay subscriber and revenue projections provided to Morgan Stanley by the management of NetZero and Juno, to the resultant combined company assuming completion of the mergers. This analysis indicated the following contribution for NetZero to the combined company on a pro forma basis:

NetZero Contribution
Active Subscribers:
2001 estimated	49.3%
2002 estimated	46.9%
Pay Subscribers:
2001 estimated	32.6%
2002 estimated	47.5%
Revenue:
2001 estimated	34.3%
2002 estimated	50.6%

    Morgan Stanley compared these results with the pro forma ownership by NetZero stockholders of approximately 61.5% of the common stock of the combined company.

    Historical Exchange Ratio Analysis.  Morgan Stanley reviewed the implied historical exchange ratios for the shares of common stock of each of NetZero and Juno determined by dividing the price per share of Juno common stock by the price per share of NetZero common stock over the twelve-month period from June 1, 2000 through June 4, 2001. Morgan Stanley performed this analysis to compare the exchange ratios in the mergers with those represented by historical exchange ratios prevailing in the open market.

    This analysis indicated the following average historical exchange ratios prevailing in the open market:

Period Ending Day of June 4, 2001	Exchange Ratio
Last one week average	1.660x
Last one month average	1.631x
Last six months average	1.655x
Last twelve months average	1.612x

    Morgan Stanley compared these results with the ratio of the exchange ratio for shares of Juno common stock to the exchange ratio for shares of NetZero common stock in the mergers of 1.785x.

    Pro Forma Merger Analysis.  Morgan Stanley analyzed the pro forma effect of the mergers on each of NetZero's and Juno's projected earnings before interest, taxes, depreciation and amortization, or EBITDA, for fiscal year 2001 to fiscal year 2002, based on projections provided to Morgan Stanley by the management of Juno and NetZero. The analysis indicated that the mergers would increase the EBITDA of the combined company as compared to each company on a stand-alone basis.

    In connection with the review of the mergers by NetZero's board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Morgan Stanley's view of the actual value of NetZero or Juno.

    In performing its analyses, Morgan Stanley made many assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of NetZero or Juno. Any estimates contained in Morgan Stanley's analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of Morgan Stanley's analysis of the fairness from a financial point of view to the holders of common stock of NetZero of the ratio of the fraction of a share of our common stock into which each share of Juno common stock will be converted to the fraction of a share of our common stock into which each share of NetZero common stock will be converted pursuant to the merger agreement and were conducted in connection with the delivery by Morgan Stanley of its opinion dated June 5, 2001 to NetZero's board of directors. Morgan Stanley's analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of NetZero or Juno or our common stock following the mergers might actually trade. The ratio of the exchange ratio for shares of Juno common stock to the exchange ratio for shares of NetZero common stock pursuant to the merger agreement was determined through arm's length negotiations between NetZero and Juno and was approved by NetZero's board of directors. Morgan Stanley did not recommend to NetZero any specific ratio or that any given ratio constituted the only appropriate ratio in connection with the mergers.

    Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, Morgan Stanley may from time to time trade in the securities or indebtedness of NetZero and Juno for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and, accordingly, may at any time hold a long or short position in these securities or indebtedness.

    NetZero paid Morgan Stanley a $600,000 financial advisory fee upon delivery of its financial opinion. NetZero has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against liabilities and expenses, including liabilities under federal securities laws, related to or arising out of Morgan Stanley's engagement and any related transactions.

Opinion of Deutsche Banc Alex. Brown Inc.

    Deutsche Banc Alex. Brown acted as financial advisor to Juno in connection with the mergers. At the June 5, 2001 meeting of Juno's board of directors, Deutsche Banc Alex. Brown delivered its oral opinion to Juno's board of directors to the effect that, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Banc Alex. Brown, the exchange ratio of 0.3570 of a share of our common stock to be received in connection with the mergers by Juno common stockholders for each share of Juno common stock was fair, from a financial point of view, to holders of Juno common stock. Deutsche Banc Alex. Brown noted that the exchange ratio for Juno common stock in the mergers was equivalent to a ratio of 1.7850 shares of NetZero common stock to each share of Juno common stock. Deutsche Banc Alex. Brown's oral opinion was subsequently confirmed in writing to Juno's board of directors on June 7, 2001.

    Deutsche Banc Alex. Brown's opinion is directed to the board of directors of Juno to assist it in connection with its consideration of the proposed mergers and relates only to the fairness, from a financial point of view, to Juno common stockholders of the exchange ratio of 0.3570 shares of our common stock for each share of Juno common stock. Deutsche Banc Alex. Brown's opinion does not relate to any other aspect of the mergers, is not an opinion as to the fairness of the mergers to NetZero or its stockholders and does not constitute a recommendation to Juno, NetZero or their respective stockholders as to the mergers or as to how Juno or NetZero stockholders should vote with respect to the merger agreement.

    The full text of Deutsche Banc Alex. Brown's written opinion, dated June 7, 2001, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Banc Alex. Brown in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus and we incorporate it by reference. Juno stockholders are urged to read the opinion carefully and in its entirety. The summary of Deutsche Banc Alex. Brown's opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

    In connection with Deutsche Banc Alex. Brown's role as financial advisor to the Juno board of directors, and in arriving at its opinion, Deutsche Banc Alex. Brown has among other things:

  •
  reviewed certain publicly available financial and other information concerning NetZero and Juno and certain internal analyses and other information furnished to it by NetZero and Juno;
  •
  discussed with the members of the senior management of NetZero and Juno the businesses and prospects of their respective companies and the joint prospects of a combined company;
  •
  reviewed the reported prices and trading activity for NetZero common stock and Juno common stock;
  •
  compared certain financial and stock market information for NetZero and Juno with similar information for certain other companies whose securities are publicly traded;
  •
  reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part;
  •
  reviewed the terms of the merger agreement and certain related documents; and
  •
  performed such other studies and analyses and considered such other factors as it deemed appropriate.

    In preparing its opinion, Deutsche Banc Alex. Brown did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning NetZero or Juno, including, without limitation, any financial information, forecasts or projections, considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Banc Alex. Brown assumed and relied upon the accuracy and completeness of all information it reviewed. Deutsche Banc Alex. Brown did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of NetZero or Juno. With respect to the financial forecasts and projections, Deutsche Banc Alex. Brown was advised by the management of each of Juno and NetZero that only financial projections or forecasts for the years 2001 and 2002 were available for both companies. In rendering its opinion, Deutsche Banc Alex. Brown expresses no view as to the reasonableness of those forecasts and projections, including the synergies, or the assumptions on which they are based. Deutsche Banc Alex. Brown's written opinion was based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Banc Alex. Brown as of, June 5, 2001 and Deutsche Banc Alex. Brown undertook no obligation to update its opinion to reflect any developments occurring after that date.

    For purposes of rendering its opinion, Deutsche Banc Alex. Brown has assumed that, in all respects material to its analyses, the representations and warranties of the parties to the merger agreement contained in the merger agreement are true and correct, each party to the merger agreement will perform all of the covenants and agreements to be performed by it under the merger agreement and all conditions to the obligations of each of the parties to the merger agreement to consummate the mergers will be satisfied without any waiver. Deutsche Banc Alex. Brown has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the mergers will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Juno or NetZero is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Juno or NetZero or materially reduce the contemplated benefits of the mergers. In addition, Juno informed Deutsche Banc Alex. Brown, and accordingly for the purpose of rendering its opinion Deutsche Banc Alex. Brown has assumed, that the mergers will be tax-free to each of Juno and NetZero and their respective stockholders.

    Set forth below is a brief summary of certain financial analyses performed by Deutsche Banc Alex. Brown in connection with its opinion and reviewed with the Juno board of directors at its meeting on June 5, 2001.

    Historical Exchange Ratio Analysis.  Deutsche Banc Alex. Brown compared the exchange ratio of 0.3570 of a share of our common shares for each share of Juno common stock (which is equivalent to a ratio of 1.7850 shares of NetZero common stock to each share of Juno common stock) to the ratio of the closing market prices of NetZero common stock and Juno common stock on June 5, 2001. Deutsche Banc Alex. Brown also compared this ratio to selected average historical ratios of the closing market prices of Juno common stock to NetZero common stock for several periods set forth below:

Period	Average exchange ratio	Average Juno stock price	Implied premium
June 5, 2001	1.691	$1.59	5.5%
One-week average	1.666	1.57	7.2
One-month average	1.617	1.52	10.4
Three-month average	1.643	1.54	8.6
Six-month average	1.661	1.56	7.5
Nine-month average	1.649	1.55	8.2
Twelve-month average	1.614	1.52	10.6

    Pro Forma Financial Effects Analysis.  Deutsche Banc Alex. Brown analyzed pro forma effects of the mergers without taking into account potential after-tax cost savings, operating efficiencies, revenue effects and financial synergies NetZero and Juno could achieve if the mergers were completed. The analysis was based on the estimates of each company's management. Deutsche Banc Alex. Brown observed that, on a standalone basis, Juno had approximately $11.41 of cash per active user and $4.88 of unencumbered cash per active user as of March 31, 2001. Deutsche Banc Alex. Brown also observed that, on a pro forma basis as of March 31, 2001, the pro forma combined company would have a cash balance of $210.1 million, approximately 8 million active users and $26.26 of cash per active user. Finally, Deutsche Banc Alex. Brown observed that, on a pro forma basis as of March 31, 2001, the pro forma combined company would have an unencumbered cash balance of $145.0 million, resulting in $18.13 of unencumbered cash per active user. Deutsche Banc Alex. Brown used cash in excess of payables and indebtedness as of March 31, 2001 to calculate the unencumbered cash balance. Deutsche Banc Alex. Brown noted that the amount of cash and unencumbered cash per active user on a pro forma basis is significantly higher than the amount of cash and unencumbered cash per active user for Juno on a standalone basis.

    Relative Contribution Analysis.  Based on financial projections prepared by Juno and NetZero management, Deutsche Banc Alex. Brown compared the pro forma contribution of both NetZero and Juno to our company, giving effect to the completion of the mergers. This analysis showed that on a pro forma basis (excluding the effects of any synergies that may be realized as a result of the mergers and of non-recurring expenses relating to the mergers), the relative contribution of Juno and NetZero would be:

	Relative contribution analysis (Dollars in Thousands)
	NetZero	Juno
Cash as of March 31, 2001	$163.3	$46.8
Unencumbered cash as of March 31, 2001	125.0	20.0
Net revenues
2000 actual	33.0%	67.0%
2001 estimated	35.0	65.0
2002 estimated	51.0	49.0
Active subscribers
2000 actual	49.0%	51.0%
2001 estimated	53.0	47.0
2002 estimated	50.0	50.0

    Premium Analysis.  Based on data from Securities Data Corporation, Deutsche Banc Alex. Brown also reviewed the premiums paid in selected stock-for-stock transactions, both across all industry sectors and in the technology sector, since January 1, 2000, where the entire equity interest in the target company was acquired and where the market capitalization of the target company was within a range from $50 million to $200 million. Deutsche Banc Alex. Brown defined the technology sector as the high-technology sector, excluding biotechnology and medical technology. The premiums were based upon Juno share price of $1.59 at close of business on June 5, 2001 and assumed announcement date of June 6, 2001. The review indicated the following premiums:

	NetZero's offer premium/(discount) to price prior to announcement
	1 day prior	1 week prior	4 weeks prior
All industry sectors
Mean	25.9%	35.5%	43.1%
Median	28.0	35.2	44.0
Technology sector
Mean	28.6%	38.8%	47.1%
Median	29.7	36.1	44.0
Juno merger exchange ratio of 0.3570	5.5%	19.0%	(8.3)%

    All premiums for the selected transactions were calculated based on public information available at the time of announcement of such transactions, without taking into account differing market and other conditions existing at the time the transactions occurred. Because the reasons for, and circumstances surrounding, each of the transactions in the sample set were so diverse, and due to the inherent differences between the operations and financial conditions of Juno and NetZero, on the one hand, and the companies involved in the selected transactions, on the other hand, Deutsche Banc Alex. Brown believes the analysis of premiums paid in selected stock-for-stock transactions is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Banc Alex. Brown's written opinion, concerning differences in the financial and operating characteristics of the companies, prevailing market conditions and other factors that could affect the public trading value of the companies.

    Analysis of Selected Publicly Traded Companies.  Deutsche Banc Alex. Brown compared certain financial information and commonly used valuation measurements relating to NetZero and Juno with the corresponding information and measurements for EarthLink, Inc., Prodigy Communications Corporation and Internet America, Inc. None of the companies utilized as a comparison is identical to NetZero or Juno. Accordingly, Deutsche Banc Alex. Brown believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Banc Alex. Brown's written opinion, concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies. Furthermore, Deutsche Banc Alex. Brown cautions that given the high volatility of the share prices of each of NetZero and Juno, combined with the absence of a set of truly comparable companies due to the unique business characteristics of each of NetZero and Juno, the results of the comparable companies valuation analysis are less indicative than they would ordinarily be.

    Financial information and valuation measurements reviewed by Deutsche Banc Alex. Brown included, among other things:

  •
  common equity market valuation as of June 5, 2001;
  •
  operating performance;
  •
  ratios of modified enterprise value, defined as equity market capitalization adjusted for debt and capital lease obligations and excluding cash on balance sheet, to latest twelve months, or LTM, revenues and estimated 2001 and 2002 revenues; and
  •
  implied cash value per share based on estimates of unencumbered cash (defined as cash and cash equivalents in excess of payables and indebtedness) as of March 31, 2001.

    To calculate the trading multiples for the selected peer group companies, Deutsche Banc Alex. Brown used publicly available information concerning the selected peer group companies' LTM revenues and estimated 2001 and 2002 revenues. Multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, and earnings before interest and taxes, or EBIT, for the selected peer group companies were not meaningful due to continued projected operating losses.

    In the following table, which sets forth the trading multiples calculated by Deutsche Banc Alex. Brown, "NA" indicates multiples for which there were no published analyst forecasts:

Modified Enterprise Value to Revenues
	LTM	2001E	2002E
Trading multiples
NetZero	2.0x	NA	NA
Juno	0.6x	0.6x	NA
Peer Group
Range	0.2x—2.4x	2.0x—2.3x	1.6x—2.0-x
Median	2.0x	2.2x	1.8x
Mean	1.6x	2.2x	1.8x

    Analysis of Selected Precedent Transactions.  Deutsche Banc Alex. Brown reviewed the financial terms, to the extent publicly available, of eleven proposed, pending or completed acquisition transactions since January 1998 involving companies in the Internet service provider sector. All multiples for the selected precedent transactions were based on public information available at the time of announcement of such transactions, without taking into account differing market and other conditions existing at the time the transactions occurred. Because the reasons for, and circumstances surrounding, each of the selected precedent transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of Juno and NetZero, on the one hand, and the companies involved in the selected precedent transactions, on the other hand, Deutsche

Banc Alex. Brown believes that a selected precedent transactions analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Banc Alex. Brown's written opinion, concerning differences between the characteristics of these transactions and the mergers that could affect the value of the subject companies and businesses of NetZero and Juno. Furthermore, Deutsche Banc Alex. Brown cautions that, given the high volatility of the share prices of each of NetZero and Juno, the wide range of valuations for technology/Internet-related equities during the period surveyed and the unique business characteristics of each of NetZero and Juno, the results of the selected precedent transactions analysis are less indicative than they would ordinarily be.

    The selected precedent transactions reviewed were:

Acquiror	Target	Date Announced
Juno Online Services, Inc.	FreeWWWeb LLC subscribers	07/02/00
EarthLink, Inc.	OneMain.com, Inc.	06/08/00
CoreComm Ltd.	Voyager.net, Inc.	03/13/00
Prodigy Communications Corporation	SBC Communications Inc. subscribers	11/22/99
Prodigy Communications Corporation	Flashnet Communications, Inc.	11/08/99
EarthLink, Inc.	MindSpring Enterprises, Inc.	09/23/99
Mindspring Enterprises, Inc.	Netcom subscribers from ICG	01/06/99
MindSpring Enterprises, Inc.	Spry Inc. (d/b/a "SpryNet")	09/10/98
Verio Inc.	Hiway Technologies, Inc.	07/28/98
Verio Inc.	NTX, Inc. (d/b/a "TABNet")	07/08/98
RCN Corporation	Erols Internet Inc.	01/21/98

    The following table sets forth the transaction multiples for selected precedent transactions calculated by Deutsche Banc Alex. Brown:

Enterprise Value to

	Last Quarter Annualized Revenue	One Year Forward Revenue	Two Year Forward Revenue	Number of Subscribers
Range	2.0x—8.5x	1.6x—6.4x	1.1x—4.5x	$40—2,445
Median	4.1x	3.2x	2.2x	613
Mean	4.6x	3.8x	2.6x	992

    Miscellaneous.  The foregoing summary describes analyses and factors that Deutsche Banc Alex. Brown deemed material in its presentation to the board of directors of Juno, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Banc Alex. Brown in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Banc Alex. Brown believes that its analyses must be considered as a whole and that considering any portion of the analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Banc Alex. Brown did not assign specific weights to any particular analyses.

    In conducting its analyses and arriving at its opinions, Deutsche Banc Alex. Brown utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Banc Alex. Brown to provide its opinion to Juno's board of directors as to the fairness, from a financial point of view, to holders of Juno common stock of the exchange ratio of Juno common stock for shares of our common stock in the mergers and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Banc Alex. Brown made, and was provided by Juno management and NetZero management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Juno's or NetZero's control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by the analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Juno, NetZero or their respective advisors, neither Juno nor Deutsche Banc Alex. Brown nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

    The terms of the merger agreement were determined through negotiations between Juno and NetZero and were approved by Juno's board of directors. Although Deutsche Banc Alex. Brown provided advice to Juno's board of directors during the course of these negotiations, the decision to enter into the merger agreement was solely that of Juno's board of directors. As described above, the opinion and presentation of Deutsche Banc Alex. Brown to Juno's board of directors was only one of a number of factors taken into consideration by Juno's board of directors in making its determination to approve the merger agreement. Deutsche Banc Alex. Brown's opinion was provided to Juno's board of directors to assist it in connection with its consideration of the mergers and does not constitute a recommendation to any holder of Juno common stock or NetZero common stock as to how to vote with respect to the mergers.

    Juno selected Deutsche Banc Alex. Brown as financial advisor in connection with the mergers based on Deutsche Banc Alex. Brown's qualifications, expertise, reputation and experience in mergers and acquisitions. Deutsche Banc Alex. Brown is a registered broker-dealer and member of the New York Stock Exchange. Juno retained Deutsche Banc Alex. Brown pursuant to a letter agreement dated May 31, 2001. As compensation for Deutsche Banc Alex. Brown's services in connection with the mergers, Juno has agreed to pay Deutsche Banc Alex. Brown a cash fee of $500,000 which is payable upon delivery of its opinion, and has agreed to pay an additional cash fee of $350,000 if the mergers are consummated. Regardless of whether the mergers are consummated, Juno has agreed to reimburse Deutsche Banc Alex. Brown for all reasonable fees and disbursements of Deutsche Banc Alex. Brown's counsel (up to a total of $40,000) and all of Deutsche Banc Alex. Brown's reasonable travel and other out-of-pocket expenses incurred in connection with the mergers or otherwise arising out of the retention of Deutsche Banc Alex. Brown under the letter agreement. Juno has also agreed to indemnify Deutsche Banc Alex. Brown and its related persons to the full extent lawful against liabilities, including liabilities under the federal securities laws, arising out of its engagement or the mergers.

    Deutsche Banc Alex. Brown is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Banc Alex. Brown and its affiliates may have, from time to time, provided investment banking, and other financial services to Juno and NetZero or their affiliates for which they have received or may receive compensation, including Deutsche Banc Alex. Brown's predecessor having acted as financial advisor to Juno in 2000 in connection with Juno's exploration of strategic alternatives. In the ordinary course of business, Deutsche Banc Alex. Brown and its affiliates may actively trade in the securities and other instruments and obligations of Juno and NetZero for their own accounts and for the accounts of their customers. Accordingly, Deutsche Banc Alex. Brown and its affiliates may at any time hold a long or short position in such securities, instruments and obligations.

Interests of NetZero Directors and Executive Officers in the Mergers

    In considering the recommendation of the board of directors of NetZero to vote for the proposal to adopt the merger agreement, stockholders of NetZero should be aware that members of the NetZero board of directors and members of NetZero's management team have agreements or arrangements that provide them with interests in the mergers that differ from those of NetZero stockholders. The NetZero board of directors was aware of these agreements and arrangements during its deliberations of the merits of the mergers and in determining to recommend to the stockholders of NetZero that they vote for the proposal to adopt the merger agreement.

    Governance Structure and Management Positions.  Pursuant to the terms of the merger agreement, upon completion of the mergers, the officers and directors of NetZero immediately prior to the completion of the mergers will be our officers and directors.

    NetZero Employee Stock Options and Restricted Shares.  Once the mergers are completed, we will assume in full each NetZero stock option pursuant to the merger agreement. This means that each NetZero employee stock option outstanding immediately prior to the completion of the mergers will be converted into an option to acquire that number of shares of our common stock, rounded down to the nearest whole share, equal to the product of 0.2000 multiplied by the number of shares of NetZero common stock that would have been obtained before the mergers upon exercise of the option, rounded up to the nearest whole cent. In addition, each outstanding restricted share of NetZero common stock will be converted into 0.2000 of a share of our common stock.

    Indemnification and Insurance.  The merger agreement provides that, upon completion of the mergers, we will indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of NetZero and its subsidiaries, in all of their capacities, for acts or omissions occurring at or prior to the completion of the mergers:

  •
  to the same extent they were indemnified or had the right to advancement of expenses as of June 7, 2001, which is the date of the merger agreement, pursuant to NetZero's restated certificate of incorporation, restated bylaws and indemnification agreements with any directors, officers and employees of NetZero and its subsidiaries; and
  •
  to the fullest extent permitted by law.

    The merger agreement also provides that, upon completion of the mergers, that

  •
  our charter documents will include provisions regarding the elimination of liability for directors and officers no less advantageous to the intended beneficiaries than the corresponding provisions of NetZero's charter documents before the mergers; and
  •
  we will maintain, for a period of six years, the current, or similarly advantageous, policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by NetZero, with respect to claims arising from facts or events that occurred on or before the completion of the mergers up to a cost of $3,000,000 for such insurance.

Interests of Juno Directors and Executive Officers in the Mergers

    In considering the recommendation of the board of directors of Juno to vote for the proposal to adopt the merger agreement, stockholders of Juno should be aware that members of the Juno board of directors and members of Juno's management team have agreements or arrangements that provide them with interests in the mergers that may differ from those of Juno stockholders. The Juno board of directors was aware of these agreements and arrangements during its deliberations of the merits of the mergers and in determining to recommend to the stockholders of Juno that they vote for the proposal to adopt the merger agreement.

    Termination Protection Agreements for Executive Officers.  Each of Charles Ardai and Harshan Bhangdia have entered into Termination Protection Agreements with Juno and it is anticipated that each of them will be terminated upon consummation of the mergers. Pursuant to these agreements, as amended, upon consummation of the mergers, the employment of Messrs. Ardai and Bhangdia will be terminated without cause and (a) Mr. Ardai will receive a severance payment equal to 125% of the sum of his base salary and guaranteed bonus and (b) Mr. Bhangdia will receive a severance payment equal to 75% of the sum of his base salary and guaranteed bonus. Additionally, any outstanding and unvested options of these executive officers will become fully vested. All payments made pursuant to these agreements will be reduced by any cash payments actually made to these employees under the WARN Act. Furthermore, pursuant to these agreements, Mr. Ardai, in exchange for a payment equal to 125% of the sum of his base salary and guaranteed bonus, has agreed not to compete with Juno's business for a period of one year, and Mr. Bhangdia, in exchange for a payment equal to 100% of the sum of his base salary and guaranteed bonus, has agreed not to compete with Juno's business for a period of six months, in each case following the consummation of the mergers.

    Additionally, Mr. Ardai and Mr. Bhangdia have agreed to provide services, as may be requested by United Online, during the 60 day period following consummation of the mergers, for which they would be compensated at a weekly rate calculated based on their current annual base salary and guaranteed bonus.

    Directors Stock Option Acceleration.  Under Juno's 1999 Stock Incentive Plan, outstanding options granted to non-employee directors automatically accelerate and become immediately exercisable in full upon consummation of the mergers.

    Indemnification and Insurance.  The merger agreement provides that, upon completion of the mergers, we will indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of Juno and its subsidiaries in all of their capacities, for acts or omissions occurring at or prior to the completion of the mergers:

  •
  to the same extent they were indemnified or had the right to advancement of expenses as of June 7, 2001, which is the date of the merger agreement, pursuant to Juno's restated certificate of incorporation, bylaws and indemnification agreements with any directors, officers and employees of Juno and its subsidiaries; and
  •
  to the fullest extent permitted by law, in each case for acts or omissions.

    The merger agreement also provides that, upon completion of the mergers, that

  •
  our charter documents must include provisions regarding the elimination of liability for directors and officers no less advantageous to the intended beneficiaries than the corresponding provisions of Juno's charter documents before the mergers; and
  •
  we purchase as of the time the mergers are completed, a prepaid, non-cancelable, six year, "runoff" tail policy to be effective for six years following the completion of the mergers with the current coverage of Juno's policies of directors' and officers' liability insurance and fiduciary liability insurance for a cost no greater than $3,000,000, or, if less, the greatest amount of coverage available for $3,000,000.

    Leases.  Following the signing of the merger agreement, Juno will enter sublease agreements with D. E. Shaw & Co., L.P. through March 31, 2003 for office space currently occupied by Juno at 120 West 45th Street, New York, New York. Juno currently occupies four floors totaling approximately 46,000 square feet in the aggregate, at this location. The sublease agreements will provide for rent payments at $52 per square foot, with 6-month termination rights by either party, and termination payments ranging from $47,400 to $165,000 to be paid by Juno upon termination or expiration of its subleases for particular floors.

Completion and Effectiveness of the Mergers

    The mergers will be completed when all of the conditions to completion of the mergers are satisfied or waived, including the adoption of the merger agreement by the stockholders of each of NetZero and Juno. The mergers will become effective upon the filing of certificates of merger with the Secretary of State of the State of Delaware.

    We are working toward completing the mergers as quickly as possible. We anticipate completing the mergers immediately after the stockholders of NetZero and Juno adopt the merger agreement at their respective special meetings.

Material United States Federal Income Tax Consequences of the Mergers

    The following summary discusses the material U.S. federal income tax consequences of the mergers to U.S. holders of NetZero common stock and Juno common stock.

    For purposes of this discussion, a U.S. holder means:

  •
  a citizen or resident of the United States;
  •
  a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions;
  •
  a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust; or
  •
  an estate that is subject to U.S. federal income tax on its income regardless of its source.

    This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion assumes that NetZero stockholders hold their NetZero common stock and will hold their shares of our common stock, and that Juno stockholders hold their Juno common stock and will hold their shares of our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of his, her or its personal investment circumstances or to stockholders subject to special treatment under the U.S. federal income tax laws, including:

  •
  insurance companies;
  •
  tax-exempt organizations;
  •
  dealers in securities or foreign currency;
  •
  banks or trusts;
  •
  persons that hold their NetZero common stock or Juno common stock as part of a straddle, a hedge against currency risk or a constructive sale or conversion transaction;
  •
  persons that have a functional currency other than the U.S. dollar;
  •
  investors in pass-through entities;
  •
  certain expatriates;
  •
  stockholders who acquired their NetZero common stock or Juno common stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or
  •
  holders of options granted under any NetZero or Juno benefit plan.

    This summary does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, this summary does not address any non-income tax or any foreign, state or local tax consequences of the mergers. This summary does not address the tax consequences of any transaction other than the mergers. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular federal, state, local or foreign income or other tax consequences of the mergers to you.

    Neither we, NetZero nor Juno will request a ruling from the United States Internal Revenue Service with respect to any of the U.S. federal income tax consequences of the mergers and, as a result, we can not assure you that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

    It is a condition to completion of the mergers that Brobeck deliver its opinion to NetZero and Simpson Thacher deliver its opinion to Juno to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion the merger of NZ Acquisition Corp. into NetZero and the merger of JO Acquisition Corp. into Juno will each constitute an exchange and/or a reorganization within the meaning of Section 351 or Section 368(a), respectively, of the Internal Revenue Code.

    As a result the following tax consequences will apply:

  •
  no gain or loss will be recognized by us, NetZero, Juno, NZ Acquisition Corp. or JO Acquisition Corp. as a result of the mergers;
  •
  no gain or loss will be recognized by:
  •
  U.S. holders of NetZero common stock on the exchange of their NetZero common stock for shares of our common stock, except with respect to cash received by U.S. holders of NetZero common stock in lieu of fractional shares of our common stock; or
  •
  U.S. holders of Juno common stock on the exchange of their Juno common stock for shares of our common stock, except with respect to cash received by U.S. holders of Juno common stock in lieu of fractional shares of our common stock;
  •
  the aggregate adjusted basis of the shares of our common stock received in connection with the mergers by:
  •
  a U.S. holder of NetZero common stock will be equal to the aggregate adjusted basis of the U.S. holder's NetZero common stock exchanged for those shares of our common stock reduced by any amount allocable to the fractional share interests in our common stock for which cash is received; and
  •
  a U.S. holder of Juno common stock will be equal to the aggregate adjusted basis of the U.S. holder's Juno common stock exchanged for those shares of our common stock reduced by any amount allocable to the fractional share interests in our common stock for which cash is received; and
  •
  the holding period of the shares of our common stock received in connection with the mergers by:
  •
  a U.S. holder of NetZero common stock will include the holding period of the U.S. holder's NetZero common stock exchanged for those shares of our common stock; and
  •
  a U.S. holder of Juno common stock will include the holding period of the U.S. holder's Juno common stock exchanged for those shares of our common stock.

    Any change in currently applicable law, which may or may not be retroactive, or failure of any factual representations or assumptions to be true, correct and complete in all material respects, could affect the continuing validity of the Brobeck tax opinion and the Simpson Thacher tax opinion.

    Cash Instead of Fractional Shares.  The receipt of cash instead of a fractional share of our common stock by a U.S. holder of NetZero common stock or Juno common stock will result in taxable gain or loss to that U.S. holder for U.S. federal income tax purposes based upon the difference between the amount of cash received by that U.S. holder and the U.S. holder's adjusted tax basis in the fractional share. The gain or loss will constitute capital gain or loss and will constitute long-term capital gain or loss if the U.S. holder's holding period is greater than twelve months as of the date the mergers are completed. For non-corporate U.S. holders, this long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 20%. The deductibility of capital losses is subject to limitations.

    Backup Withholding.  Payments to certain non-corporate U.S. holders may be subject to backup withholding on cash payments received in connection with the mergers (including cash paid instead of fractional shares of our common stock). Backup withholding will not apply, however, to a U.S. holder who:

  •
  furnishes a correct taxpayer identification and certifies as to not being subject to backup withholding on IRS Form W-9 or a substitute or successor form; or
  •
  is otherwise exempt from backup withholding.

    If a U.S. holder does not provide a correct taxpayer identification number, the U.S. holder may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against such U.S. holder's U.S. federal income tax liability. U.S. holders should consult with their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining the exemption.

    A U.S. holder may avoid backup withholding by completing IRS Form W-9 or a substitute or successor form and submitting it to the paying agent for the transaction when submitting such U.S. holder's stock certificate.

    Reporting Requirements. A U.S. holder of NetZero common stock or Juno common stock receiving shares of our common stock as a result of the mergers may be required to retain records related to their NetZero common stock and Juno common stock, as applicable, and file with their federal income tax return, a statement setting forth facts relating to the mergers.

Accounting Treatment of the Transaction

    We intend to account for the transaction under the purchase method of accounting for business combinations.

Regulatory Matters

    Antitrust Considerations.  The mergers are subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which prevents specified transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and specified waiting periods are terminated or expire. We have filed the required information and materials to notify the Department of Justice and the Federal Trade Commission of the mergers. We may not complete the mergers until a thirty day waiting period after our filings expires. The government may extend the waiting period if it requests additional information with respect to the mergers. We have also asked that the waiting period be terminated early, and the government may grant our request in its discretion.

    The Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the mergers on antitrust grounds, either before or after expiration of the waiting period. Accordingly, at any time before or after the completion of the mergers, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could take action under the antitrust laws as it deems necessary or desirable in the public interest, or other persons could take action under the antitrust laws, including seeking to enjoin the mergers. Additionally, at any time before or after the completion of the mergers, notwithstanding that the applicable waiting period expired or was terminated, any state could take action under the antitrust laws as it deems necessary or desirable in the public interest. There can be no assurance that a challenge to the mergers will not be made or that, if a challenge is made, we will prevail.

Restrictions on Sales of Shares by Affiliates of NetZero and Juno

    The shares of our common stock to be issued in connection with the mergers will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act, except for shares of our common stock issued to any person who is deemed to be an "affiliate" of either NetZero or Juno at the time of the special meetings. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control of either NetZero or Juno and may include executive officers, directors and significant stockholders of NetZero and Juno. Affiliates may not sell their shares of our common stock acquired in connection with the mergers except pursuant to:

  •
  an effective registration statement under the Securities Act covering the resale of those shares;
  •
  an exemption under paragraph (d) of Rule 145 under the Securities Act; or
  •
  any other applicable exemption under the Securities Act.

    Our registration statement on Form S-4, of which this document forms a part, does not cover the resale of shares of our common stock to be received by NetZero's, Juno's or our affiliates in connection with the mergers.

Nasdaq National Market Listing of United Online Common Stock to be Issued in the Mergers

    We agreed in the merger agreement to use our commercially reasonable efforts to cause the shares of our common stock to be issued in connection with the mergers to be approved for listing on the Nasdaq National Market, subject to official notice of issuance, before the completion of the mergers.

Appraisal Rights

    Under Delaware law, so long as the NetZero common stock and the Juno common stock remain listed on the Nasdaq National Market on their respective record dates and assuming that our common stock will be listed on the Nasdaq National Market, you are not entitled to appraisal rights in connection with the mergers.

    If the NetZero common stock does not remain listed on the Nasdaq National Market as of its record date, then holders of NetZero common stock will be entitled to appraisal rights under Delaware law. Juno does not have to close the transaction if the holders of more than five percent of the NetZero common stock have exercised their appraisal rights.

    If NetZero stockholders become entitled to appraisal rights with respect to the mergers, Section 262 of the Delaware General Corporate Law will govern the exercise of such appraisal rights. We have attached the full text of Section 262 of the Delaware General Corporate Law as Annex D to this document for your review. The following summary of the provisions of Section 262 of the Delaware General Corporation Law is not intended to be a complete statement of its provisions and is qualified in its entirety by reference to the full text of that law, which we incorporate by reference:

    If the mergers are completed, and a holder of NetZero common stock (1) files written notice with NetZero of an intention to exercise rights to appraisal of shares prior to the special meeting, (2) does not vote in favor of the transaction and (3) follows the procedures set forth in Section 262, the holder will be entitled to be paid by us the fair value of the shares of NetZero common stock as to which appraisal rights have been perfected. The fair value of shares of NetZero common stock will be determined by the Delaware Court of Chancery, exclusive of any element of value arising from the mergers. The shares of NetZero common stock with respect to which holders have perfected their appraisal rights in accordance with Section 262 and have not effectively withdrawn or lost their appraisal rights are referred to in this document as the "dissenting shares."

    Appraisal rights are available only to the record holder of shares. If you wish to exercise appraisal rights but have a beneficial interest in shares which are held of record by or in the name of another person, such as a broker or nominee, you should act promptly to cause the record holder to follow the procedures set forth in Section 262 to perfect your appraisal rights.

    A demand for appraisal should be signed by or on behalf of the stockholder exactly as the stockholder's name appears on the stockholder's stock certificates. If the shares are owned of record in a fiduciary capacity such as by a trustee, guardian or custodian, the demand should be executed in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a record holder; however, in the demand the agent must identify the record owner or owners and expressly disclose that the agent is executing the demand as an agent or the record owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights of the shares held for one or more beneficial owners and not exercise rights of the shares held for other beneficial owners. In this case, the written demand should state the number of shares for which appraisal rights are being demanded. When no number of shares is stated, the demand will be presumed to cover all shares of record by the broker or nominee.

    If you demand appraisal of your shares under Section 262 and you fail to perfect, or effectively withdraw or lose, your right to appraisal, your shares will be converted into a right to receive a number of shares of our common stock in accordance with the terms of the merger agreement. Dissenting shares lose their status as dissenting shares if:

  •
  the mergers are abandoned;
  •
  the dissenting stockholder fails to make a timely written demand for appraisal;
  •
  the dissenting shares are voted in favor of adoption of the merger agreement;
  •
  neither we nor the dissenting stockholder files a complaint or intervenes in a pending action within 120 days after the effective date of the mergers; or
  •
  the dissenting stockholder delivers to us within 60 days of the effective date of the mergers, or thereafter with our approval, a written withdrawal of the stockholder's demand for appraisal of the dissenting shares, although no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the court.

    Failure to follow the steps required by Section 262 of the Delaware General Corporation Law for perfecting appraisal rights may result in the loss of your appraisal rights, in which event a stockholder will be entitled to receive the consideration with respect to your dissenting shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the Delaware General Corporation Law, if you are considering objecting to the mergers should that option become available, you should consult your own legal advisor.

    Within ten days after the effective date of the mergers, we must mail a notice to all stockholders who have complied with (1) and (2) above notifying such stockholders of the effective date of the mergers. Within 120 days after the effective date, holders of NetZero common stock may file a petition in the Delaware Court of Chancery for the appraisal of their shares, although they may, within 60 days of the effective date, withdraw their demand for appraisal. Within 120 days of the effective date, the holders of dissenting shares may also, upon written request, receive from us a statement setting forth the aggregate number of shares with respect to which demands for appraisals have been received.

Delisting and Deregistration of NetZero and Juno Common Stock after the Mergers

    When the mergers are completed, NetZero common stock and Juno common stock will each be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934.

THE MERGER AGREEMENT

    The following summary of the merger agreement is qualified in its entirety by reference to the complete text of the merger agreement, which we incorporate by reference and urge you to read carefully in its entirety.

The Mergers

    To accomplish the combination of NetZero's and Juno's businesses, we formed a new company, United Online, with two subsidiaries, NZ Acquisition Corp. and JO Acquisition Corp. At the time the mergers are completed:

  •
  NZ Acquisition Corp. will be merged into NetZero, and NetZero will be the surviving corporation.

  •
  JO Acquisition Corp. will be merged into Juno, and Juno will be the surviving corporation.

  •
  As a result, NetZero and Juno will each become a wholly owned subsidiary of ours.

Effective Time

    Once all the conditions to the mergers contained in the merger agreement have been satisfied or waived, we will complete the mergers. The mergers will become effective when each of the certificates of merger are filed with the Delaware Secretary of State.

Conversion and Exchange of NetZero and Juno Stock

    When the mergers are completed, NetZero common stockholders will receive 0.2000 of a share of our common stock for each share they own, and Juno common stockholders will receive 0.3570 of a share of our common stock for each share they own. No fractional shares of our common stock will be issued in connection with the mergers.

    When the mergers are completed, our exchange agent will mail to you a letter of transmittal and instructions for surrendering your NetZero or Juno stock certificates in exchange for statements indicating book-entry ownership of our common stock. If you make a special request, we will issue you stock certificates. When you deliver your stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your stock certificates will be cancelled and you will receive statements indicating book-entry ownership of our common stock, or, if requested, stock certificates representing the number of full shares of our common stock to which you are entitled under the merger agreement. You will receive payment in cash, without interest, in lieu of any fractional shares of our common stock which would have been otherwise issuable to you as a result of the mergers.

    You should not submit your NetZero or Juno stock certificates for exchange until you receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

    You are not entitled to receive any dividends or other distributions on our common stock until the mergers are completed and you have surrendered your NetZero or Juno stock certificates in exchange for certificates for shares of our common stock.

    We will only issue a stock certificate or a check in lieu of a fractional share in a name other than the name in which a surrendered NetZero or Juno stock certificate is registered if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

Treatment of NetZero and Juno Stock Options and Other Rights

    NetZero.  We will assume each NetZero option. Thus, upon completion of the mergers, each outstanding NetZero stock option will be converted into an option to purchase the number of shares of our common stock that is equal to the product of 0.2000 multiplied by the number of shares of NetZero common stock subject to that option, rounded down to the nearest whole share. The exercise price per share will be equal to the exercise price per share of NetZero common stock subject to the option before the conversion divided by 0.2000, rounded up to the nearest whole cent. In addition, each outstanding right to receive a restricted share of NetZero common stock will be converted into the right to receive 0.2000 restricted shares of our common stock. Furthermore, we will assume the outstanding offering period under NetZero's employee stock purchase plan and the purchase rights under the plan will be converted into rights to purchase shares of our common stock, with the number of shares rounded down to the nearest whole share and the purchase price rounded up to the nearest whole cent. The other terms of the NetZero options and restricted shares referred to above will continue to apply.

    Juno.  Similarly we will assume each Juno option. Thus, upon completion of the mergers, each outstanding Juno stock option will be converted into an option to purchase the number of shares of our common stock that is equal to the product of 0.3570 multiplied by the number of shares of Juno common stock subject to that option, rounded down to the nearest whole share. The exercise price per share will be equal to the exercise price per share of Juno common stock subject to the option before the conversion divided by 0.3570, rounded up to the nearest whole cent. In addition, we will assume the outstanding offering period under Juno's employee stock purchase plan and the purchase rights under the plan shall be converted into rights to purchase shares of our common stock, with the number of shares rounded down to the nearest whole share and the purchase price rounded up to the nearest whole cent. The other terms of the Juno options referred to above will continue to apply.

    Registration.  We will file a registration statement covering the issuance of the shares of our common stock subject to each NetZero and Juno option and restricted shares and will maintain the effectiveness of that registration statement for as long as any of the options or restricted shares remain outstanding.

Representations and Warranties

    The merger agreement contains customary representations and warranties of NetZero and Juno relating to, among other things:

  •
  corporate organizational matters;

  •
  subsidiaries;

  •
  capital structure;

  •
  authorization, validity of agreement; necessary action;

  •
  board approval and applicable state takeover laws;

  •
  the stockholder vote required to adopt the merger agreement;

  •
  consents and approvals;

  •
  share ownership;

  •
  reports and financial statements;

  •
  no undisclosed liabilities;

  •
  absence of specified changes or events;

  •
  litigation;

  •
  employee benefits;

  •
  tax matters;

  •
  intellectual property;

  •
  employment matters;

  •
  compliance with applicable laws;

  •
  specified contracts;

  •
  customer and suppliers;

  •
  information supplied in connection with proxy statement/prospectus;

  •
  opinions of financial advisors;

  •
  absence of questionable payments;

  •
  insider interests; and

  •
  brokers and finders.

Covenants

    The covenants in the merger agreement are complicated and not easily summarized. We urge you to read carefully the provisions of the merger agreement titled "Covenants."

  Interim Conduct of Juno Pending the Mergers

    Juno agreed that, during the period before completion of the mergers, except as expressly contemplated or permitted by the merger agreement, or to the extent that the other party consents in writing, Juno and its subsidiaries will each carry on its respective business in the usual, regular and ordinary course, and substantially in the same manner as previously conducted, and will use its commercially reasonable efforts to preserve intact its present line of business and its relationships with third parties. In addition to these agreements regarding the conduct of business generally, Juno has agreed that, subject to specified exceptions, neither it nor its subsidiaries will:

  •
  amend its certificate of incorporation or bylaws;

  •
  issue, sell, transfer, pledge, dispose or of encumber any shares of capital stock, any voting debt or other securities convertible into such securities, other than the granting of options to employees consistent with past practices or shares pursuant to previous agreements;

  •
  declare or pay dividends;

  •
  split, combine or reclassify any shares of its stock or redeem, purchase or otherwise acquire any shares of its stock;

  •
  modify any of its material contracts or waive or assign any material rights or claims;

  •
  incur any long term debt or, except in the ordinary course of business, incur or modify any short term indebtedness, or assume, guarantee, endorse or otherwise become liable for the obligations of another, make any investments or capital contributions or enter into any material commitment or transaction, except as in the ordinary course of business and consistent with past practice;

  •
  transfer, lease, sell or otherwise dispose of any assets worth more than $25,000 individually or $250,000 combined, other than in the ordinary course of business and consistent with past practice;

  •
  change the compensation of, or make any loans to, its officers, directors, employees, agents or consultants, other than in the ordinary course of business and consistent with past practice;

  •
  make payments to any existing pension, retirement allowance of other employee benefit or adopt or amend any such plans, or make payments to any officer, director employee or affiliate, for unused vacation days;

  •
  enter into any material commitment or transaction;

  •
  cancel any insurance policy over $500,000 of which it is a beneficiary if the policy is not otherwise terminating or being replaced;

  •
  revalue any of its assets in any material respects;

  •
  settle or compromise any pending or threatened suit, action or claim relating to the mergers or involving more than $200,000 or material non-monetary obligations, or the settlement of which would otherwise be material to Juno;

  •
  pay or otherwise satisfy any claims, liabilities or obligations inconsistent with past practices of doing so and other than as contemplated in its financial statements;

  •
  adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the mergers contemplated by the merger agreement);

  •
  unless required by GAAP, change any accounting methods or make or change any material election or accounting method relating to taxes;

  •
  enter into any transaction with affiliates;

  •
  take actions that would reasonably be expected to result in any of the conditions to the mergers not being satisfied, or a material delay in the satisfaction of any of the conditions to the mergers; or

  •
  enter into any agreement that would accomplish, recommend, propose or announce an intention to do any of the foregoing.

  Interim Conduct of NetZero Pending the Mergers

    NetZero agreed that, during the period before completion of the mergers, neither it nor its subsidiaries will:

  •
  amend its certificate of incorporation or bylaws;

  •
  declare or pay dividends;

  •
  split, combine or reclassify any shares of its stock or redeem, purchase or otherwise acquire any shares of its stock;

  •
  transfer, lease, sell or otherwise dispose of all or substantially all of its assets;

  •
  take actions that would reasonably be expected to result in any of the conditions to the mergers not being satisfied, or a material delay in the satisfaction of any of the conditions to the mergers; or

  •
  enter into any agreement that would accomplish, recommend, propose or announce an intention to do any of the foregoing.

  No Solicitation of Alternate Transactions

    The merger agreement contains detailed provisions prohibiting Juno from seeking an alternative transaction. Under these "no solicitation" provisions, Juno has agreed that neither it nor any of its subsidiaries, officers and directors, will, directly or indirectly:

  •
  solicit, initiate, knowingly encourage or induce the making, submission or announcement of any takeover proposal with respect to Juno;

  •
  participate in any discussions or negotiations with any person regarding, or furnish to any person any information with respect to, or take any other action that would reasonably be expected to facilitate any inquiry or proposal that constitutes or would reasonably be expected to lead to, any takeover proposal with respect to Juno;

  •
  authorize, approve or recommend any takeover proposal with respect to Juno; or

  •
  enter into any letter of intent or similar document accepting or providing for any takeover proposal with respect to Juno.

    However, the merger agreement does not prevent Juno, or its board of directors from:

  •
  complying with Rule 14e-2 under the Exchange Act with regard to a tender or exchange offer not arising out of a violation of the non-solicitation provisions of the merger agreement; or

  •
  before the adoption of the merger agreement by Juno's stockholders, from furnishing information regarding Juno or entering into negotiations or discussions with, or entering into an agreement relating to a takeover proposal with, any person in response to a takeover proposal with respect to Juno made, submitted or announced (and not withdrawn) to the extent that

  •
  the takeover proposal is not attributable to a material breach of the merger agreement;

  •
  the board of directors of Juno concludes in good faith, consistent with advice of outside legal counsel, that failure to take such actions would likely constitute a breach of the fiduciary obligations of the board of directors of Juno to Juno's stockholders;

  •
  the board of directors of Juno concludes, in good faith, consistent with the advice of Juno's financial advisor, that such Juno takeover proposal is reasonably likely to lead to a superior takeover proposal;

  •
  prior to furnishing any information to, or entering into discussions or negotiations with, the person making that proposal, Juno gives NetZero written notice of the identity of the person making the proposal, the terms and conditions of the takeover proposal and Juno's intention to furnish information to, or enter into discussions or negotiations with, the person making the takeover proposal;

  •
  Juno receives from the person making the takeover proposal an executed confidentiality agreement which will not in any way restrict Juno from complying with its disclosure obligations under the merger agreement and which will contain customary limitations on the use and disclosure of all nonpublic written and oral information furnished to that person by or on behalf of Juno and other terms no less favorable to Juno than those set forth in the confidentiality agreement between NetZero and Juno; and

  •
  contemporaneously with furnishing any information to the person making the takeover proposal with respect to Juno, Juno furnishes the same information to NetZero.

    For purposes of the merger agreement, a takeover proposal means any offer or proposal for a merger or other business combination involving Juno after which the stockholders of Juno immediately prior to such merger or business combination would own less than 80% of the voting securities of the surviving corporation or the parent of the surviving corporation, or the acquisition of 20% or more of the outstanding shares of capital stock of Juno, or the acquisition of all or substantially all of the assets of Juno.

    Juno has agreed that:

  •
  it will promptly keep NetZero informed of the status and terms of any proposals, offers, discussions or negotiations covered by the "no solicitation" provisions of the merger agreement;

  •
  it will immediately cease and terminate any activities, exchanges of information, discussions or negotiations existing as of June 7, 2001, the date of the merger agreement, with any parties conducted before that date with respect to any acquisition proposal;

  •
  it will inform its directors, officers, and financial, legal, accounting and other advisors retained or involved in the mergers of the obligations of the "no solicitation" provisions of the merger agreement; and

  •
  it will request that each person who has executed such a confidentiality or non-disclosure agreement in connection with the mergers return to Juno or otherwise dispose of the confidential information.

  Compliance with FTC Consent Agreement

    Juno covenants and agrees to fully comply with all the terms of its consent agreement with the Federal Trade Commission dated May 15, 2001.

  Notification

    Juno and NetZero each have agreed to give prompt notice to the other party of:

  •
  the occurrence or non-occurrence of any event of which would reasonably be expected to cause any of its representations or warranties to be untrue in any material respect; and

  •
  its material failure to comply with or satisfy any of covenant, condition or agreement in the merger agreement.

Additional Agreements

    The merger agreement also provides for additional agreements and covenants which we urge you to read carefully. Specifically, the merger agreement provides that the parties use commercially reasonable efforts to take all actions and do all things necessary, proper and advisable under the merger agreement and applicable laws to complete the mergers as soon as practicable after the date of the merger agreement. The merger agreement also contains covenants relating to the cooperation between NetZero and Juno in the preparation of this document and additional agreements between them relating to, among other things, access to information, mutual notice of specified matters, public announcements, affiliate agreements and securities, tax and other governmental regulations.

    The parties have further agreed to the following:

  Directors' and Officers' Indemnification and Insurance

    We will indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of NetZero and Juno, and their subsidiaries, in all of their capacities, for acts or omissions occurring prior to the completion of the mergers:

  •
  to the same extent they were indemnified or had the right to advancement of expenses as of June 7, 2001, which is the date of the merger agreement, pursuant to Juno's restated certificate of incorporation, bylaws and indemnification agreements with any directors, officers and employees of Juno and its subsidiaries; and

  •
  to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the completion of the mergers.

    We will also maintain directors' and officers' liability insurance and fiduciary liability insurance for six years following the completion of the mergers with coverage no less advantageous than the current policies of NetZero and Juno, for a cost of up to $3,000,000.

  Juno Benefit Matters

    We will grant Juno's employees credit for service with Juno up to the time of the completion of the mergers for purposes of benefit plans, waive any limitations on pre-existing conditions and apply expenses incurred before the completion of the mergers to applicable deductible, co-insurance and maximum out-of-pocket provisions.

  Severance Agreements

    We will honor the severance arrangements between Juno and its executive officers and directors. For more information, see "Interests of Juno Directors and Executive Officers in the Mergers."

  Name

    If, within 30 days of the date of the merger agreement, NetZero determines that it will not use the name "United Online, Inc." because it would violate the rights of a third party or otherwise be inadvisable or impractical from a trademark law perspective, it will notify Juno and Juno and NetZero will engage in good faith discussions to select an alternate name.

    With limited exceptions, within 90 days of the completion of the mergers, we, NetZero and Juno will stop using the name "NetZero" to advertise, promote or offer pay Internet access services.

  Juno 401(k) Plan

    Immediately before the completion of the mergers, Juno will terminate its 401(k) plan.

  Juno's Transfer of Shares of India Subsidiary

    Before completion of the mergers, an affiliate of Juno will transfer all the shares of Juno Online Services Development Private Limited not owned by it to NetZero.

  Leases

    Following the signing of the merger agreement, Juno will enter a sublease agreement with D. E. Shaw & Co., L.P. through March 31, 2003 for office space currently occupied by Juno at 120 West 45th Street, New York, New York. Juno currently occupies four floors at this location, totaling approximately 46,000 square feet in the aggregate, in this location. The sublease agreement will provide for rent payments at $52 per square foot, with 6-month termination rights by either party, and termination payments ranging from $47,400 to $165,000 to be paid by Juno if it terminates its lease for particular floors on or prior to March 31, 2003.

Conditions to the Mergers

    Mutual Obligations.  Each of NetZero's and Juno's obligations to complete the mergers are subject to the satisfaction or waiver of specified conditions before completion of the mergers, including the following:

  •
  the adoption of the merger agreement by the affirmative vote of:

  •
  the holders of a majority of the outstanding shares of Juno common stock; and

  •
  the holders of a majority of the outstanding shares of NetZero common stock;

  •
  the absence of any statute, rule, regulation, order or injunction prohibiting completion of the mergers;

  •
  the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

  •
  the approval for listing, by the Nasdaq National Market, of the shares of our common stock to be issued, or to be reserved for issuance, in connection with the mergers, subject to official notice of issuance; and

  •
  the declaration of effectiveness of the registration statement on Form S-4, of which this document forms a part, by the Securities and Exchange Commission, and the absence of any stop order.

    NetZero's Obligations.  NetZero's obligations to complete the mergers relating to NetZero are also subject to the satisfaction or waiver of the following additional conditions:

  •
  Juno's representations and warranties contained in the merger agreement must be true and correct as of the date of the merger agreement and as of the date of completion of the mergers, except for representations and warranties that expressly address matters only as of a particular date, which must be true and correct as of that particular date;

  •
  Juno must have complied in all material respects with its obligations under the merger agreement;

  •
  Juno must not have experienced a material adverse effect;

  •
  NetZero must have received from Brobeck, a written opinion to the effect that for federal income tax purposes, each merger will constitute an exchange and/or a reorganization within the meaning of Section 351 or Section 368(a), respectively, of the Internal Revenue Code;

  •
  the voting agreements, the affiliate agreements and the non-competition agreements signed with Juno's stockholders must be in full force and effect; and

  •
  prior to the completion of the merger, Juno must have entered into an agreement to provide for an extension of the lease and the services agreement relating to Juno's operations in India for six months after the completion of the mergers.

    Juno's Obligations.  Juno's obligations to complete the mergers relating to Juno are subject to the satisfaction or waiver of the following additional conditions:

  •
  NetZero's representations and warranties contained in the merger agreement must be true and correct as of the date of the merger agreement and as of the date of completion of the mergers, except for representations and warranties that expressly address matters only as of a particular date, which must be true and correct as of that particular date;

  •
  NetZero must have complied in all material respects with its obligations under the merger agreement;

  •
  NetZero must not have experienced a material adverse effect;

  •
  Juno must have received from Simpson Thacher, a written opinion to the effect that for federal income tax purposes, each merger will constitute an exchange and/or a reorganization within the meaning of Section 351 or Section 368(a), respectively, of the Internal Revenue Code;

  •
  the voting agreements, the affiliate agreements and the non-competition agreements signed with NetZero's stockholders must be in full force and effect; and

  •
  the holders of no more than 5% of the outstanding shares of NetZero common stock will have exercised their appraisal rights.

    For purposes of the merger agreement, a material adverse effect means a material adverse effect on or development with:

  •
  the business, condition (financial or otherwise), assets or results of operations of the applicable company and its subsidiaries, taken as a whole; or

  •
  the ability of that company to timely consummate the transactions contemplated by the merger agreement.

    A material adverse effect will not result from, among other things, changes in the economy, the Internet services business or trading prices of the Juno or NetZero's stock price.

Termination

    The merger agreement may be terminated at any time prior to the completion of the mergers, whether before or after the stockholder approvals have been obtained:

  •
  by mutual written consent of NetZero and Juno;

  •
  by either NetZero or Juno if:

  •
  the mergers are not completed on or before November 30, 2001, except that this right to terminate the merger agreement will not be available to any party whose failure to fulfill any obligation under the merger agreement has been the cause of, or has resulted in, the failure of the mergers to be completed such date;

  •
  any governmental entity shall have:

  •
  issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the mergers, and the order, decree, ruling or other action becomes final and nonappealable; or

  •
  failed to issue an order, decree or ruling or to take any other action, and the denial of a request to issue the order, decree, ruling or take any other action becomes final and nonappealable, which action is necessary to complete the mergers, except that this right to terminate the merger agreement will not be available to any party whose failure to comply with the provisions of the merger agreement relating to the use of commercially reasonable efforts to complete the mergers is the cause of such action or inaction;

    •
    the approval of either party's stockholders to adopt the merger agreement is not obtained;

    •
    the other party materially breaches its obligations under the merger agreement because of a failure to call a special meeting of its stockholders to vote on the adoption of the merger agreement or a failure to mail this document to its stockholders; or

    •
    the other party breaches or fails to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement in such a way as to render those conditions incapable of being satisfied on or before November 30, 2001.

  •
  by NetZero if Juno's board of directors fails to recommend that Juno's stockholders vote in favor of the adoption of the merger agreement or effects a change in its recommendation of adoption of the merger agreement, whether or not permitted by the terms of the merger agreement, or if Juno's board failed to call the stockholder meeting or failed to prepare and mail the proxy statements to the stockholders; or

  •
  by Juno if Juno notifies NetZero that it intends to accept a superior proposal and NetZero does not timely respond with a more favorable proposal, and Juno pays NetZero a termination fee.

    Effect of Termination.  If the merger agreement is terminated by either party, the merger agreement will become void and NetZero and Juno will have no liability under the merger agreement, assuming no willful material breach of the merger agreement has occurred. However, if the merger agreement is terminated, the following provisions will survive termination: the confidentiality agreement, the agreement to file the requisite press releases, the provisions of the merger agreement related to termination fees and expenses and the general contract provisions.

    Termination Fee and/or Payment of Expenses Upon Termination.  The merger agreement requires each party to pay a termination fee or expenses to the other party depending on the circumstances surrounding the termination. Specifically, if the agreement is terminated because:

  •
  Juno's board of directors failed to recommend that Juno's stockholders vote in favor of the adoption of the merger agreement or effected a change in its recommendation of the adoption of the merger agreement, or Juno accepts a superior proposal, Juno must pay to NetZero a termination fee of $2,500,000 plus expenses up to $1,000,000 incurred by NetZero and its subsidiaries with respect to the mergers.

  •
  Juno failed to obtain the required vote at a stockholders meeting to approve the mergers, then within two business days of termination, Juno will pay to NetZero expenses incurred in connection with the merger agreement by NetZero and its subsidiaries up to $1,000,000. However, if prior to the termination any person communicated to Juno an alternate proposal for a business combination and within nine months of the termination Juno entered into a definitive agreement for an alternate proposal, then Juno will pay NetZero the termination fee of $2,500,000, less the expenses previously paid.

  •
  NetZero's board of directors failed to obtain the required vote of its stockholders to approve the mergers, then NetZero will pay to Juno expenses incurred by Juno, not to exceed $1,000,000.

Expenses

    Notwithstanding the provisions above regarding termination fees and expenses, whether or not the mergers are completed, all expenses and fees incurred in connection with the merger agreement and the mergers will be paid by the party incurring the expenses or fees, except:

  •
  if the mergers are completed, the surviving corporation of each merger will pay any property or transfer taxes imposed in connection with the mergers; and

  •
  all expenses and fees incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus and registration statement will be shared equally by Juno and NetZero.

Amendment, Extension and Waiver

    The merger agreement may be amended, modified and supplemented by the parties, by action taken or authorized by their respective boards of directors, at any time before or after the approval of the mergers by the stockholders of NetZero and Juno has been obtained. All amendments to the merger agreement must be in writing signed by each party. After the agreement has been approved by the stockholders of the respective companies, no amendment which under applicable law requires further approval of the stockholders may be made without such further approval.

Our Organizational Documents and Management Team

    We agreed to cause our certificate of incorporation and bylaws to be in the form described under the section "Description of United Online Capital Stock" at the time the mergers are completed. NetZero, Juno and we agreed that NetZero's directors and officers would become our directors and executive officers when the mergers are completed.

RELATED AGREEMENTS

Voting Agreements

    The following summary of the voting agreements is qualified in its entirety by reference to the complete text of the voting agreements, forms of which are exhibits to the registration statement we filed with the SEC. We urge you to carefully read the full text of the voting agreements.

    In connection with the execution and delivery of the merger agreement, NetZero entered into a voting agreement with each of David E. Shaw, several entities affiliated with Dr. Shaw, Charles E. Ardai, Harshan Bhangdia, Richard D. Buchband and Louis K. Salkind under which those Juno stockholders agreed to vote all the shares of Juno common stock with respect to which they have voting power in favor of the adoption of the merger agreement. As of the record date for the Juno special meeting, these stockholders owned shares of Juno common stock representing approximately    % of the total voting power of the outstanding shares of Juno capital stock.

    In addition, Juno entered into a voting agreement with Qualcomm, entities affiliated with Clearstone Venture Management I, LLC, Draper Fisher Jurvetson Management Company V LLC, Mark R. Goldston, Charles S. Hilliard, and Frederic A. Randall, Jr. under which those NetZero stockholders agreed to vote their shares of NetZero common stock in favor of the adoption of the merger agreement. As of the record date for the NetZero special meeting, these stockholders owned shares of NetZero common stock representing approximately    % of the total voting power of the outstanding shares of NetZero capital stock.

    The voting agreements entered into between NetZero and the Juno stockholders prohibit the Juno stockholders, or their employees or affiliates, from soliciting or participating in discussions or negotiations with another party with respect to an alternate transaction, with limited exceptions.

    These voting agreements terminate on the earliest of the (a) closing date of the mergers, (b) the termination of the merger agreement or (c) November 30, 2001.

Agreement with David E. Shaw

    David E. Shaw agreed, in his affiliate agreement with us, that he would not dispose of any shares of our common stock that he beneficially owns for a period of ninety days following completion of the mergers. Dr. Shaw has also agreed that, for the period until one year from the date of the mergers, he would limit his public sale of shares of our common stock that he beneficially owns, as required by Rule 144 under the Securities Act, to the extent he may be considered an "affiliate" of United Online, as defined under that Rule. Among other limitations, Rule 144 imposes on affiliates volume limitations that permit no more than the greater of (i) one percent of our outstanding shares or (ii) our average weekly trading volume for the preceding four weeks, to be sold in the public markets within any rolling three-month period. Additionally, Dr. Shaw has agreed that, even if not considered an "affiliate," he would adhere to volume restrictions that would, for the period beginning three months after the date of the mergers until one year from the date of the mergers, permit him aggregate sales into the public marketplace during that nine-month period in an amount no greater than the aggregate amount that could have been sold publicly by an "affiliate" during such period under the volume restrictions of Rule 144 (notwithstanding any holding period requirement).

NETZERO'S SELECTED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with NetZero's consolidated financial statements and the notes to these statements and "NetZero's Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document. The consolidated statement of operations data for the years ended June 30, 2000 and 1999 and for the period from July 21, 1997 (inception) through June 30, 1998 and the consolidated balance sheet data at June 30, 2000 and 1999, are derived from the consolidated financial statements of NetZero which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this document. The consolidated balance sheet data at June 30, 1998 is derived from the audited consolidated financial statements of NetZero not included elsewhere in this document. The unaudited consolidated statement of operations data for the nine months ended March 31, 2001 and 2000 and the unaudited consolidated balance sheet data at March 31, 2001 are derived from the interim unaudited consolidated financial statements included elsewhere in this document.

	Nine Months Ended March 31,
			Year Ended June 30,		Period from July 21, 1997 (inception) to June 30, 1998
	2001	2000	2000	1999
	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Net Revenues	$45,245	$36,820	$55,506	$4,634	$—
Cost of revenues	64,014	45,986	63,872	12,486	—

Gross loss	(18,769)	(9,166)	(8,366)	(7,852)	—
Operating expenses:
Sales and marketing	43,667	34,798	51,436	1,689	—
Product development	20,394	4,036	10,020	1,018	—
General and administrative	23,813	16,970	22,752	4,856	25
Amortization of intangible assets	16,737	3,158	5,525	—	—
Impairment of goodwill and Intangible assets	48,622	—	—	—	—

Total operating expenses	153,233	58,962	89,733	7,623	25

Loss from operations	(172,002)	(68,128)	(98,099)	(15,415)	(25)

Interest and other income, net	8,394	3,765	6,813	115	—

Net loss	$(163,608)	$(64,363)	$(91,286)	$(15,300)	$(25)

Basic and diluted net loss per share	$(1.45)	$(0.99)	$(1.23)	$(1.42)	$—

Weighted average number of shares used to calculate basic and diluted net loss per share	112,496	64,837	74,123	10,792	15,000

		June 30,
	March 31, 2001
		2000	1999	1998
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$150,535	$237,865	$24,035	$1
Working capital (deficit)	142,179	234,590	16,097	(23)
Total assets	216,424	325,958	47,501	1
Capital leases and notes payable, less current portion	4,758	10,278	3,527	—
Redeemable convertible preferred stock	—	—	2,140	—
Stockholders' equity (deficit)	176,789	285,734	30,954	(23)

Quarterly Financial Data

	Quarter Ended
	June 30,(1)	March 31,	December 31,	September 30,
	(in thousands, except per share amounts)
Fiscal 2001
Net revenues		$12,770	$16,009	$16,466
Gross loss		(11,907)	(5,720)	(992)
Loss from operations		(93,384)	(46,239)	(32,379)
Net loss		$(91,388)	$(43,355)	$(28,865)
Basic and diluted net loss per share		$(0.79)	$(0.38)	$(0.27)
Fiscal 2000
Net revenues	$18,686	$16,858	$12,242	$7,720
Gross profit (loss)	871	(1,601)	(2,906)	(4,373)
Loss from operations	(29,971)	(26,624)	(26,513)	(14,991)
Net loss	$(26,923)	$(24,860)	$(24,576)	$(14,927)
Basic and diluted net loss per share	$(0.26)	$(0.27)	$(0.27)	$(1.04)
Fiscal 1999
Net revenues	$3,731	$781	$122	$—
Gross loss	(3,646)	(3,198)	(942)	(6)
Loss from operations	(8,284)	(5,125)	(1,789)	(217)
Net loss	$(8,193)	$(5,095)	$(1,795)	$(217)
Basic and diluted net loss per share	$(0.72)	$(0.50)	$(0.22)	$(0.02)

(1)
The results for the quarter ended June 30, 2001 have not been finalized as of the filing of this document.

NETZERO'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

    The following discussion contains forward-looking statements based on NetZero's current expectations, estimates and projections about NetZero's operations, industry, financial condition and liquidity. Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will" or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Such statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, NetZero's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. The section entitled "Risk Factors" set forth in this document discusses some of the important risk factors that may affect NetZero's business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Overview

    NetZero is a leading provider of Internet access services and online targeted marketing solutions. NetZero offer consumers free and pay access to the Internet, free e-mail and customizable navigation tools that provide "speed dial" to key sites on the Internet. NetZero's services are currently available in more than 5,000 cities across the United States and Canada. In addition to offering consumers access to the Internet, NetZero offers mass marketers targeting capabilities through numerous online advertising channels. NetZero also offers advertisers and commerce partners a variety of additional services to build their brands and market their products, including referring its users to partners' Web sites, enabling customer registrations and facilitating electronic commerce transactions. NetZero's CyberTarget division offers marketers and advertisers mass-scale, online market research and measurement services.

    NetZero incorporated in July 1997 and launched its Internet access service in October 1998. During that period, it had no revenues and its operating activities related primarily to the development of its proprietary zCast software. Since October 1998, it has focused on building its free Internet access business and the NetZero brand.

    In January 2001, NetZero began limiting its free Internet service to a maximum of 40 hours per household per calendar month. Households desiring to exceed the 40 hour limitation are currently offered the opportunity to sign up for an Extended Access Pass, a plan that provides households the option to pay a fee, currently set at $9.95, to allow them access to the service for the remainder of the calendar month. If these households elect not to pay a fee when they reach the 40 hour limit during a given month they will be denied access to service for the remainder of the month, but their account will not be terminated and they can begin accessing the service for free at the beginning of the next month.

    In March 2001, NetZero launched a new service called NetZero Platinum. The NetZero Platinum service is intended to offer households Internet service for a monthly fee, currently $9.95, that is in most respects the same as NetZero's standard free service except that the 40 hour limitation does not apply, the user accesses a modified start-page and the service features a small toolbar without the advertising banners currently included in the ZeroPort on the free service. There can be no assurance that these new products and services will meet with commercial success.

    Through March 31, 2001 approximately 8.6 million users registered for its Internet access services, of which approximately 3.9 million used the service in the month of March. Approximately 75,000 of these users were subscribers of one of its pay Internet access services as of March 31, 2001.

    In December 1999, NetZero acquired AimTV, which has developed a patent-pending technology to run broadcast quality television commercials over narrowband Internet connections resulting in the launch of NZTV in May 2000. In August 2000, NetZero acquired Simpli.com, which has developed proprietary technologies to enhance its banner targeting and personalization capabilities. In September 2000, it acquired RocketCash, which has developed a secure, flexible-currency-shopping technology enabling consumers to make purchases on the Internet with or without a credit card. In November 2000, it acquired certain tangible and intangible assets of one of its competitors, Freei, a free Internet access provider, for approximately $4.7 million. The assets acquired primarily included the domain names "Freeinternet.com," "Freeinet.com" and "Freei.net", certain proprietary rights, certain fixed assets, and the rights to market the NetZero service to Freei users. All of these acquisitions have been accounted for using the purchase method of accounting. During the quarter ended March 31, 2001, NetZero determined that the carrying value of goodwill and intangible assets recorded in connection with these acquisitions was impaired. As a result, NetZero recorded an impairment charge totaling $48.6 million.

Revenues

    NetZero generates revenues through advertising and commerce transactions, fees for its Internet access services, sales of CD's incorporating its Internet access software, and through the sale or license of its data. Its advertising and commerce related revenues consist of fees from the placement of media, direct marketing agreements, referring its users to partners' Web sites, enabling customer registrations for partners, and facilitating electronic commerce transactions. NetZero's fees for Internet access services consist of monthly fees for users who elect to exceed the monthly limit on the number of free hours of Internet access NetZero offers and monthly subscription fees from its users who choose to receive service without the banner advertising window in the ZeroPort. NetZero generates revenues from the license or sale of its data through its CyberTarget division by offering marketers, advertisers and market research companies mass-scale, online market research and measurement services. NetZero has only recently begun offering several of its products and services, including CyberTarget and fee-based Internet access services, and there is no assurance as to when, or if, these products or services will make a significant contribution to its revenue.

    Advertising and Commerce Revenues.  NetZero sells both targeted and non-targeted advertising on its service. In general, it receives higher advertising rates for targeted advertisements and sponsorships than for non-targeted advertisements. However, NetZero has limited experience in selling and managing these types of arrangements and there can be no assurance that it will successfully sell all of the various advertising services it offers or intends to offer or that such arrangements will generate significant revenues or higher advertising rates. To date, NetZero has sold targeted advertising based upon Web sites visited, key word searches, and users' demographic and geographic information. In addition, the growth in NetZero's user base has resulted, and may result in the future, in situations where advertising inventory capacity has increased faster than its ability to sell such inventory at desired rates. NetZero has in the past relied, and intends to rely in the future, on third parties to sell a portion of its banner advertisements, although NetZero does not believe any third party sales relationships are material to its business. The failure of NetZero to sell inventory at reasonable rates may materially and adversely affect operating results. In addition, success with performance-based fee arrangements may depend on NetZero's ability to effectively target users. NetZero is still in the early stages of that process and may encounter technical and other limitations on its ability to successfully target users, including limitations associated with privacy concerns. There can be no assurance that it will adequately perform under these arrangements or that it will be able to replace such arrangements on comparable terms, if at all. The failure to generate significant relationships with advertisers or the failure to replace significant contracts when they expire could adversely affect NetZero's revenues, results of operations and financial position.

    Banner advertising and sponsorship revenues are recognized in the periods in which the advertisement or sponsorship placement is displayed, based upon the lesser of impressions delivered over the total number of guaranteed impressions or ratably over the period in which the advertisement is displayed, provided that no significant obligations on its part remain, fees are fixed and determinable, and collection of the related receivable is probable. NetZero's obligations typically include the guarantee of a minimum number of impressions or the satisfaction of other performance criteria. A guaranteed minimum number of impressions are generally required to be delivered over the term of the commitment. Revenues from performance-based arrangements, including click-throughs, are recognized as the related performance criteria are met. Referral revenues are recognized in the periods in which the referrals are made to advertisers' or sponsors' Web sites, provided that no significant obligations on NetZero's part remain, fees are fixed and determinable, and collection of the related receivable is probable.

    NetZero generally invoices customers at the end of its performance, such as at the completion of an advertising campaign or service sponsorship. In addition, certain customers are invoiced for sponsorships and other commitments on a quarterly basis. Recently there has been a reduction in the growth of online advertising and currently a number of its customers hold back a significant amount of their advertising dollars spent with NetZero until the last month of a quarter. Such practices may result in extended average days sales outstanding at the end of a fiscal quarter.

    NetZero's advertising revenues are subject to the effects of seasonality. Advertisers typically purchase impressions on a forward basis. If purchasing patterns or timing of purchasing by advertisers were to change, its financial position and results of operations could be materially affected.

    Advertising on the Internet, particularly the products and services NetZero offers, is a relatively new and changing industry, and there is no assurance that the products and services NetZero offers now, or in the future, will meet with commercial acceptance. Internet advertising rates have been declining rapidly, and it is possible that rates will continue to decline in the future. Many of the purchasers of Internet advertising have been companies with Internet-based business models. Certain of these companies have come under financial pressure and have not been able to access the capital markets to fund their operations. This trend has impacted NetZero's ability to generate revenues and could continue to do so in the future. This trend could also result in increased allowances for doubtful accounts.

    Due to market forces and other factors, NetZero's revenues and results of operations may fluctuate from period to period. NetZero has experienced several consecutive quarters of decreased revenues and there can be no assurance that NetZero will not experience decreased revenues in sequential quarters in future periods.

    NetZero does not currently anticipate that inflation will have a material impact on its results of operations.

    NetZero has entered into barter transactions on an extremely limited basis and, for the periods presented, barter revenue accounts for less than 1% of its total net revenue.

    Billable Services Revenue.  During the quarter ended March 31, 2001, NetZero began limiting its free Internet access to 40 hours per month per household and offering its users who reach their limit the Extended Access Pass for $9.95, which currently provides unlimited Internet access for the remainder of the month. This is designed to either reduce telecommunications expense associated with heavy users or, alternatively, generate additional revenues to mitigate such expense. In addition, in March 2001 NetZero began offering the NetZero Platinum service at a standard rate of $9.95 per month, which provides users with unlimited Internet access each month and features a thin toolbar without the advertising banners currently included in the ZeroPort on its free service. NetZero has a very limited history with usage limitations and pay services. While experience has demonstrated that limiting hours reduces its telecommunication costs, NetZero also believes that it adversely impacts its ability to maintain or increase its free user base. NetZero may impose additional limitations on its free usage in the future, which it believes may have additional adverse impacts on its ability to maintain or increase its free user base. Decreases in NetZero's free user base and in the number of hours users are permitted to access its free service result in a reduction of its volume of advertising inventory, which may adversely affect its advertising revenues.

    Billable services revenues are recognized in the period in which the fees are fixed and determinable and the related products or services are provided to the user. Billable services revenue primarily consists of subscription fees that NetZero receives from users of its fee-based access services. NetZero generally requires that its subscribers pre-pay for their services, which results in the deferral of certain revenues into the period in which the access services are provided. Billable services also consists of fees charged to prospective users for producing, shipping and handling copies of the NetZero software on CD's. NetZero has a very limited history with respect to its various billable services and there can be no assurances that it will be able to generate significant revenues from these services. NetZero's standard pricing plan is currently $9.95 per month, or $49.95 for six months, although NetZero currently offers its billable services under a standard number of different pricing plans, and occasionally offers discounted promotional pricing plans or modified plans in conjunction with third parties. NetZero continually evaluates the desirability and effectiveness of its plans, and may in the future make changes to its pricing plans or offer different discounted promotions. Future changes in NetZero's plans and promotional discounts may adversely impact the number of billable service subscriptions and the amount of revenues it receives for such subscriptions.

Cost of Revenues

    Cost of revenues consists of telecommunications costs, depreciation of network equipment, credit card processing fees, occupancy costs, costs of producing, shipping and handling CD's and personnel and related expenses of the network department. NetZero has expended significant funds on its network infrastructure, and, while it will expend additional funds on capital expenditures in the future, NetZero currently anticipates that capital expenditures will decrease from historical levels. Capital expenditures may fluctuate based on the number of users, user growth and usage patterns, as well as needs associated with acquired businesses and new products. Telecommunications costs for network access are expensed as incurred. NetZero's failure to accurately forecast users' needs could result in significant over-capacity, which would adversely impact its results of operations. Due to limitations NetZero has imposed on the number of hours users may access its free service, NetZero may have significant over-capacity in future periods. Conversely, under-forecasting usage could adversely impact the ability of users to receive adequate service and adversely impact its reputation and its ability to maintain or increase its user base. NetZero has limited history in forecasting its user requirements, and there can be no assurance that it will be able to accurately forecast such requirements in the future.

Operating Expenses

    Sales and Marketing.  Sales and marketing expenses include advertising and promotion expenses, salaries, sales commissions, employee benefits, travel and related expenses for its in-house sales force, fees paid to third-party advertising sales agents and sales support functions. In the past, NetZero has expended significant amounts on sales and marketing, including a national branding campaign comprised of television, radio, print and outdoor advertising, sponsorships and a variety of other promotions and, due to the timing of these promotions, amounts expended have varied significantly from period to period. NetZero has in place significant marketing obligations, certain of which expire in June 2001. While NetZero intends to significantly reduce its marketing expenses following such date, it has little experience marketing pay services and there can be no assurance NetZero will be able to decrease its marketing expenses as currently anticipated. Marketing costs associated with increasing brand awareness and user base are expensed in the period incurred.

    Product Development.  Product development costs include expenses for the development of new or improved technologies and products, including salaries and related expenses for the software engineering department, as well as costs for contracted services, facilities and equipment. NetZero is currently evaluating its product development programs and may reduce its expenses in the near term.

However there can be no assurance NetZero will be able to decrease its product development expenses as currently anticipated.

    General and Administrative.  General and administrative expenses include salaries, employee benefits and expenses for executive, finance, legal, human resources and internal customer support personnel. In addition, general and administrative expenses include fees for professional services, third-party customer support, bad debt expense, and occupancy costs.

    Amortization of Intangible Assets.  Amortization of intangible assets includes amortization of goodwill, purchased technologies and other identifiable intangible assets associated with NetZero's various acquisitions. During the quarter ended March 31, 2001, NetZero determined that the carrying value of goodwill and intangible assets recorded in connection with several acquisitions was impaired. Indications of impairment included the deterioration in the business climate for Internet advertising and other Web-related companies, reduced levels of venture capital funding activity for Internet-based consumer businesses, which historically have represented a significant portion of its revenues, significant declines in the market value of NetZero and its competitors in the Internet advertising industry for a significant period of time, recent changes in its 2001 operating cash flow forecasts and long-term strategies and changes in its strategic plans for certain of its acquired businesses. An impairment charge totaling $48.6 million was recorded during the quarter ended March 31, 2001, reflecting the amount by which the carrying amount of the assets exceeded their respective fair values. The impairment charge consisted of $33.5 million for goodwill and $15.1 million for other acquired intangible assets. No impairment charge was recorded during fiscal 2000.

    As of March 31, 2001, NetZero had approximately $1.5 million in remaining intangible assets on its balance sheet, primarily related to costs incurred to acquire and develop patents and trademarks. Decreases in the fair value of these assets, or assets acquired as a result of future acquisitions, could result in its recording impairment losses with respect to some or all such assets. Any such loss could adversely and materially impact its results of operations and financial position.

Stock-Based Charges

    In connection with the grant of stock options and restricted stock to employees, the imposition of restrictions on shares of stock held by founders, the issuance of restricted shares of stock in connection with the recent acquisitions and the issuance of warrants in connection with various marketing programs, NetZero recorded deferred stock-based charges, which are being amortized over the vesting period of the applicable shares.

Consolidated Results of Operations

    The following tables set forth, for the periods presented, selected unaudited consolidated statements of operations data in dollars and percentages:

	Nine Months Ended March 31,
			Year Ended June 30,		Period from July 21, 1997 (inception) to June 30, 1998
	2001	2000	2000	1999
	(in thousands, except per share data)
Advertising and commerce	$42,802	$36,400	$53,691	$4,634	$—
Billable services	2,443	420	1,815	—	—

Total revenues	45,245	36,820	55,506	4,634	—
Cost of revenues	64,014	45,986	63,872	12,486	—

Gross loss	(18,769)	(9,166)	(8,366)	(7,852)	—
Operating expenses:
Sales and marketing	43,667	34,798	51,436	1,689	—
Product development	20,394	4,036	10,020	1,018	—
General and administrative	23,813	16,970	22,752	4,856	25
Amortization of intangibles	16,737	3,158	5,525	—	—
Impairment of goodwill and intangible assets	48,622	—	—	—	—

Total operating expenses	153,233	58,962	89,733	7,563	25

Loss from operations	(172,002)	(68,128)	(98,099)	(15,415)	(25)
Net interest income	8,394	3,765	6,813	115	—

Net loss	$(163,608)	$(64,363)	$(91,286)	$(15,300)	$(25)

	Nine Months Ended March 31,		Year ended June 30,
					Period from July 21, 1997 (inception) to June 30, 1998
	2001	2000	2000	1999
Advertising and commerce	95%	99%	97%	100%	—
Billable services	5	1	3	—	—

Total revenues	100	100	100	100	—
Cost of revenues	141	125	115	270	—

Gross loss	(41)	(25)	(15)	(170)	—
Operating expenses:
Sales and marketing	97	95	92	36	—
Product development	45	11	18	22	—
General and administrative	53	46	41	105	—
Amortization of intangibles	37	8	10	—
Impairment of goodwill and intangible assets	107	—	—	—	—

Total operating expenses	339	160	161	163	—

Loss from operations	(380)	(185)	(176)	(333)	—

Net interest income	18	10	12	3	—

Net loss	(362)%	(175)%	(164)%	(330)%	—

Nine Months Ended March 31, 2001 Compared to the Nine Months Ended March 31, 2000

Revenues

    Advertising and Commerce.  Advertising and commerce revenues for the nine months ended March 31, 2001 were $42.8 million, which represented an increase of $6.4 million, or 18%, from $36.4 million for the nine months ended March 31, 2000. The increase was primarily attributable to increases in ZeroPort advertising revenues generated from various agreements, including General Motors, LookSmart and Cisco, partially offset by a reduction in revenues from the agreement with AdSmart, which ended in February 2000.

    Billable Services.  Billable services revenues for the nine months ended March 31, 2001 were $2.4 million, which represented an increase of $2.0 million from $0.4 million for the nine months ended March 31, 2000. The increase in revenues was due primarily to the launch of the NetZero Platinum and the Extended Access Pass pay Internet service plans during the quarter ended March 31, 2001.

Cost of Revenues

    Cost of revenues for the nine months ended March 31, 2001 was $64.0 million, which represented an increase of $18.0 million, or 39%, from $46.0 million for the nine months ended March 31, 2000. The increase was primarily attributable to increased telecommunications usage related to the growth in the NetZero user base and increased depreciation related to its internal network costs, partially offset by a reduction in telecommunications cost per user hour. During the nine months ended March 31, 2001, NetZero's cost of telecommunications services purchased averaged less than $0.15 per user hour.

Operating Expenses

    Sales and Marketing.  Sales and marketing expenses for the nine months ended March 31, 2001 were $43.7 million, which represented an increase of $8.9 million, or 25%, from $34.8 million for the nine months ended March 31, 2000. The increase was primarily due to an increase in media advertising and promotion expense by NetZero and RocketCash, increased stock based charges and increased sales and marketing personnel related costs as a result of management's focus on developing an in-house sales force. Sales and marketing included $4.1 million of stock based charges for the nine months ended March 31, 2001 compared to $1.3 million for the nine months ended March 31, 2000. Stock based charges increased primarily as a result of the issuance of warrants in connection with a RocketCash marketing promotion.

    Product Development.  Product development expenses for the nine months ended March 31, 2001 were $20.4 million, which represented an increase of $16.4 million, or 405%, from $4.0 million for the nine months ended March 31, 2000. The increase was primarily due to increased depreciation related to equipment used in product development and testing, increased stock-based charges, and the hiring of additional personnel directly by NetZero and in connection with the acquisitions of Simpli.com and RocketCash. Product development expenses included $5.1 million of stock-based charges for the nine months ended March 31, 2001 compared to $0.2 million for the nine months ended March 31, 2000. Stock-based charges associated with product development increased primarily as a result of restricted shares issued in connection with the acquisition of Simpli.com.

    General and Administrative.  General and administrative expenses for the nine months ended March 31, 2001 were $23.8 million, which represented an increase of $6.8 million, or 40%, from $17.0 million for the nine months ended March 31, 2000. The increase was primarily due to the hiring of additional administrative personnel, increased stock-based charges and increased occupancy costs. General and administrative expenses included $6.3 million of stock-based charges for the nine months ended March 31, 2001 compared to $2.9 million for the nine months ended March 31, 2000. Stock-based charges associated with general and administrative expenses increased primarily as a result of restricted stock awards to employees and the issuance of restricted stock in connection with its recent acquisitions.

    Amortization of Intangible Assets.  Amortization of intangible assets for the nine months ended March 31, 2001 was $16.7 million compared to $3.2 million for the nine months ended March 31, 2000. The increase was primarily the result of the acquisitions of Simpli.com in August 2000, RocketCash in September 2000, and certain assets of Freei in November 2000.

    Impairment of Goodwill and Intangible Assets.  During the quarter ended March 31, 2001, NetZero determined that the carrying value of goodwill and intangible assets recorded in connection with several acquisitions was impaired. An impairment charge totaling $48.6 million was recorded during the quarter ended March 31, 2001, reflecting the amount by which the carrying amount of the assets exceeded their respective fair values. The impairment charge consisted of $33.5 million for goodwill and $15.1 million for other acquired intangible assets. No impairment charge was recorded during fiscal 2000.

Interest Income and Interest Expense

    NetZero's interest income consists of earnings on its cash and cash equivalents, short-term investments and restricted cash. Interest expense consists primarily of interest expense on capital leases and notes payable. Net interest income for the nine months ended March 31, 2001 was $8.4 million, which represented an increase of $4.6 million from $3.8 million for the nine months ended March 31, 2000. The increase was primarily due to higher average cash and short-term investment balances, partially offset by an increase in interest expense on capital leases and notes payable.

Income Taxes

    As a result of operating losses and its inability to recognize a benefit from its deferred tax assets, NetZero has not recorded a benefit for income taxes for the nine months ended March 31, 2001 and 2000.

Fiscal Year Ended June 30, 2000 Compared to The Fiscal Year Ended June 30, 1999

Revenues

    Revenues for the year ended June 30, 2000 were $55.5 million, which represented an increase of $50.9 million, or 1,098%, from $4.6 million for the year ended June 30, 1999. The increase was primarily attributable to increased revenue from sales of targeted and non-targeted banner advertisements primarily through its in-house sales force and third parties, growth in the amount of start page revenue from NetZero's agreement with LookSmart as a result of the increased number of users, and increased sponsorships on The ZeroPort. Approximately $15.7 million and $1.3 million, or 28% and 28%, of its total revenues for the years ended June 30, 2000 and 1999, respectively, were generated from its agreement with LookSmart. NetZero does not anticipate that the rate of growth that it experienced in fiscal 2000 will continue and its revenues may fluctuate from quarter to quarter.

Cost of Revenues

    Cost of revenues for the year ended June 30, 2000 was $63.9 million, which represented an increase of $51.4 million, or 411%, from $12.5 million for the year ended June 30, 1999. The increase was primarily attributable to increased telecommunications expense related to the growth in its user base and an increase in the costs of its network department and depreciation of network equipment. During the year ended June 30, 2000, the cost of telecommunications services purchased averaged less than $0.25 per user hour.

Operating Expenses

    Sales and Marketing.  Sales and marketing expenses for the year ended June 30, 2000 were $51.4 million, which represented an increase of $49.7 million, or 2,945%, from $1.7 million for the year ended June 30, 1999. The increase was primarily due to increased levels of advertising and other marketing expenses associated with the initial major nationwide consumer branding campaign (including the start of its exclusive sponsorship of the half-time show of televised National Basketball Association games on NBC), an increase in personnel costs related to the hiring of additional sales force and marketing personnel and an increase in stock-based charges related to a warrant issued for marketing services.

    Product Development.  Product development expenses for the year ended June 30, 2000 were $10.0 million, which represented an increase of $9.0 million, or 884%, from $1.0 million for the year ended June 30, 1999. The increase was primarily due to the hiring of additional software engineers and increases in professional and consulting expenses and equipment maintenance costs.

    General and Administrative.  General and administrative expenses for the year ended June 30, 2000 were $22.8 million, which represented an increase of $17.9 million, or 369%, from $4.9 million for the year ended June 30, 1999. The increase was primarily due to the hiring of additional administrative personnel, increased customer support services, an increase in the allowance for doubtful accounts, increased professional and consulting expenses and an increase in non-income taxes and licenses, and an increase in stock-based charges due to stock option grants and restrictions placed on founders' shares.

    Amortization of Intangible Assets.  Amortization of intangible assets amounted to $5.5 million for the year ended June 30, 2000 as a result of its acquisition of AimTV in December 1999. The intangible assets acquired are being amortized over a period of two to three years.

Interest Income and Interest Expense

    Interest income consists of earnings on its cash and cash equivalents, short-term investments and restricted cash. Interest expense consists primarily of interest expense on capital leases and notes payable. Net interest income for the year ended June 30, 2000 was $6.8 million, which represented an increase of $6.7 million from net interest income of $0.1 million for the year ended June 30, 1999. The increase was primarily due to income earned on cash balances from the proceeds of its initial public offering and the investment by Qualcomm, partially offset by an increase in interest expense on capital leases and notes payable.

Income Taxes

    As a result of operating losses and the inability to recognize a benefit for its deferred tax assets, no income tax provision has been recorded for years ended June 30, 2000 or June 30, 1999.

Fiscal Year Ended June 30, 1999 Compared to the period from July 21, 1997 (inception) Through June 30, 1998

    NetZero began business operations in October 1998, and as a result, operating results for the period from July 21, 1997 (inception) through June 30, 1998 included no revenues, no cost of revenues, and no expenses other than $25,000 of general and administrative expenses. Accordingly, the results for this period are not meaningful or material in comparison to the operating results for the year ended June 30, 1999.

Revenues

    Revenues for the year ended June 30, 1999 were $4.6 million, compared to no revenue for the period from July 21, 1997 (inception) through June 30, 1998. The increase was primarily attributable to revenues generated from banner advertisements and revenues generated from NetZero's start page agreement with LookSmart, as well as increased sales of banner advertisements, primarily through a third party sales force. In particular, NetZero generated approximately $1.3 million, or 28% of its total revenues for the year ended June 30, 1999, from its agreement with LookSmart, which NetZero entered into in April 1999. NetZero also generated approximately $1.2 million, or 26% of its total revenues for the year ended June 30, 1999, from banner advertisements sold through AdSmart.

Cost of Revenues

    Cost of revenues for the year ended June 30, 1999 were $12.4 million, compared to no cost of revenues for the period from July 21, 1997 in (inception) through June 30, 1998. The increase was primarily attributable to increased telecommunication expense related to the growth in NetZero's user base and depreciation related to its network costs.

Operation Expenses

    Sales and Marketing.  Sales and marketing expenses for the year ended June 30, 1999 were $1.7 million, compared to no sales and marketing expenses for the period from July 21, 1997 (inception) through June 30, 1998. The increase was primarily due to the hiring of additional direct sales force personnel.

    Product Development.  Product development expenses for the year ended June 30, 1999 were $1.0 million, compared to no product development expense for the period from July 21, 1997 (inception) through June 30, 1998. The increase was primarily due to the hiring of additional software engineers.

    General and Administrative.  General and administrative expense for the year ended June 30, 1999 increased to $3.7 million from $25,000 for the period from July 21, 1997 (inception) through June 30, 1998. The increase was primarily due to the hiring of additional management and administrative personnel, increased professional and consulting expense and an increase in stock-based charges due to stock option grants and restrictions placed on founders' shares. The $25,000 of general and administrative expense for the period from July 21, 1997 through June 30, 1998 primarily represented employee salaries.

Interest Income and Interest Expense

    Interest income is comprised primarily of interest income earned on cash and cash equivalents. Interest expense is comprised primarily of interest expense on capital equipment leases. Interest income, net, for the year ended June 30, 1999, was $115,000, compared to no interest income or expense for the period from July 21, 1997 (inception) through June 30, 1998. The increase was primarily due to interest earned on the proceeds from the Series C and Series D preferred stock financings.

Liquidity and Capital Resources

    From inception of the business to March 31, 2001, NetZero's operations have been financed primarily through the sale of equity securities, cash generated from sales of its products and services and, to a lesser extent, equipment lease financing. At March 31, 2001, it had approximately $150.5 million in cash, cash equivalents and short-term investments and approximately $12.4 million in restricted cash.

    For the nine months ended March 31, 2001, net cash used for operating activities was $68.4 million consisting primarily of operating losses and increases in restricted cash and other assets, partially offset by an impairment charge for goodwill and intangible assets, depreciation and amortization, stock-based charges, decreases in accounts receivable and increases in accounts payable and deferred revenue. For the nine months ended March 31, 2000 net cash used for operating activities was $61.4 million and consisted of operating losses, deposits to guarantee future obligations and increases in accounts receivable and other assets, partially offset by depreciation, amortization, stock-based charges and an increase in accounts payable and accrued expenses.

    For the nine months ended March 31, 2001, net cash used for investing activities was $58.1 million of which $45.1 million represented the net increase in short-term investments and the balance was for acquisitions and capital expenditures. In the nine months ended March 31, 2000, cash used for investing activities of $20.1 million consisted of capital expenditures of $12.6 million and $7.5 million for the purchase of short-term investments.

    Net cash used for financing activities was $6.3 million for the nine months ended March 31, 2001 and was primarily for payments on capital lease and notes payable obligations. In the nine months ended March 31, 2000 cash provided from financing activities was $176.0 million and was principally attributable to the proceeds from NetZero's initial public offering.

    NetZero's business model of offering free Internet access is predicated on receiving revenues for advertisements. However, declines in Internet advertising rates have resulted in declining revenues and increasing gross losses over the last three sequential quarters. NetZero has limited visibility as to when, or if, online advertising rates will stabilize or increase, and they may continue to decrease. NetZero has taken steps to address its declining revenues and increasing gross loss by introducing, in the March 2001 quarter, billable services and restrictions on the number of free hours per household per month. In addition, it intends to implement limitations on its operating expenses, particularly with regards to its marketing expenses. NetZero has substantially built out its network infrastructure and, in the near term, does not foresee the need for the same level of capital expenditures it has experienced in the past. In order to succeed NetZero must increase its revenues while controlling its telecommunications costs, its operating expenses and its capital expenditures. Many factors will impact its ability to grow revenues including, but not limited to, the number of users who sign up for the new pay services, the growth or reduction in its user base, the Internet advertising market and NetZero's ability to sell its existing products and develop new revenue generating products. Billable services are new products for NetZero and NetZero cannot assure you that its existing users or new users will sign up for these plans. In addition, as a result of limiting the number of free hours per month, NetZero may lose a significant number of users. There can be no assurance that it will be able to effectively manage its business to decrease its losses.

    NetZero has invested significantly in its network infrastructure, software licenses, furniture, fixtures and equipment and it may need to make further investments in the future although, at this time, its does not foresee the need for the same level of expenditures which it has experienced since its initial public offering. The actual amount of capital expenditures will depend on the rate of growth or reduction in its user base, which is difficult to predict and could change dramatically over time. Technological advances may also require it to make capital expenditures to develop or acquire new equipment or technology. NetZero intends to use cash to fund its future operating losses and a combination of cash and lease financing to fund its capital expenditures in a manner which minimizes its cost of capital. However, NetZero cannot assure you that lease financing will be available on favorable terms, if at all, and if it is not available, it would be required to use a greater portion of cash to fund its capital expenditures.

    NetZero currently anticipates that its existing cash, cash equivalents and short-term investments will be sufficient to fund its operating activities, capital expenditures and other obligations for at least the next 12 months. However, NetZero may need to raise additional capital for a variety of reasons including, without limitation, in order to fund its operations, expand its marketing activities, develop new or enhance existing services or products to respond to competitive pressures or to acquire complementary services, businesses or technologies. If, in the future, NetZero is not successful in generating sufficient cash flow from operations, it may need to raise additional capital through public or private financings, strategic relationships or other arrangements. This additional funding, if needed, might not be available to NetZero on acceptable terms, or at all. NetZero's failure to raise sufficient capital when needed could have a material adverse effect on the business, results of operations and financial condition. If additional funds were raised through the issuance of equity securities, the percentage of stock owned by the then-current stockholders would be reduced. Furthermore, such equity securities might have rights, preferences or privileges senior to holders of NetZero common stock.

    NetZero has received a notice from the Nasdaq National Market that its common stock has failed to maintain the required minimum bid price of $1.00 over a period of 30 consecutive trading days. As a result, NetZero has 90 calendar days, or until June 25, 2001, to regain compliance with this requirement. At the end of such time period, NetZero has 7 days in which to request an appeal with respect to the delisting notice and it will be granted an appeal within 45 days of such request. If unable to regain compliance with this requirement during this time period, and any appeal to the Nasdaq National Market for relief from this requirement is unsuccessful, the securities will be delisted from trading by the Nasdaq National Market. If NetZero common stock were delisted from the Nasdaq National Market, the ability of any potential or future investors to achieve liquidity from its common stock would be severely limited and such delisting will inhibit, if not preclude, NetZero's ability to raise additional capital on acceptable terms, if at all.

Recent Accounting Pronouncements

    In June 1998, The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities." The statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the planned use of the derivative and the resulting designation. Because NetZero does not currently hold any derivative instruments and does not engage in hedging activities, the impact of the adoption of SFAS No. 133 did not have a material impact on financial position, results of operations or cash flows. NetZero was required to implement SFAS No. 133 in the first quarter of fiscal 2001.

    In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In June 2000, the SEC issued SAB 101B, which requires implementation of SAB 101 by NetZero no later than June 30, 2001. The SEC issued additional guidance in the form of its Frequently Asked Questions and Answers document in October 2000. NetZero believes that the adoption of SAB 101 will not have a material impact on NetZero's financial position and results of operations.

    In March 2000, the FASB issued FASB Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation." FIN 44 provides guidance for issues arising in applying APB 25. FIN 44 applies specifically to new awards, exchanges of awards in a business combination, modification to outstanding awards and changes in grantee status that occur on or after July 1, 2000, except for the provisions related to repricings and the definition of an employee which apply to awards issued after December 15, 1998. The application of FIN 44 has not had a material impact on NetZero's financial reporting.

Future results of operations may vary due to certain factors

    NetZero's operating results may fluctuate substantially in the future as a result of a variety of factors, many of which are outside of its control, including those discussed elsewhere in this document. While NetZero currently intends to limit operating expenses, it may increase operating expenses and capital expenditures for a variety of reasons including, without limitation, the growth in its user base, the expansion of its sales and marketing efforts, the promotion of the NetZero brand, the enhancement of the features and functionality of its services, the development of new services and products, the integration of acquired companies, the upgrading of the internal network infrastructure, pursuit of new distribution channels and the hiring of new personnel. Expenditures in each of these categories may vary significantly from period to period. While some expenses are fixed in the short-term, total operating expenses are principally determined on the basis of anticipated revenues. There are risks associated with the timing and achievement of revenue targets due to a variety of factors, and there can be no assurance that revenues will increase commensurately with expenses. NetZero believes that expenses will significantly exceed revenues for the foreseeable future. As a result of these and other factors, operating results may vary substantially from quarter to quarter.

    In addition, seasonal trends could affect revenues generated. To the extent that revenues depend on the amount of usage by users, any seasonal fluctuations in Internet usage could affect revenues during such periods of fluctuation. NetZero anticipates that the summer and year-end vacation and holiday periods will impact user traffic levels. Moreover, the rate at which new users sign up for NetZero service may be related to gifts or purchases of personal computers, which typically increase during the fourth calendar quarter because of the holiday season and may decline during other periods. As a result, new user registration may be subject to seasonality. However, because NetZero's operating history is limited, it is difficult to accurately predict these trends and plan accordingly. Since operating expenses are based on expectations of future revenues, it is possible that seasonal fluctuations could materially and adversely affect its business, results of operations and financial condition.

    In addition to seasonality, there are several other factors that may cause the quarter-to-quarter revenues to fluctuate significantly, including changes in advertising rates, fluctuations in user count, termination of material contracts, such as the LookSmart agreement, and the effect of short-term contracts which provide significant revenues in one quarter, but do not provide significant revenues in subsequent quarters. These and other factors may cause significant fluctuations in its quarter-over-quarter revenues.

    NetZero has previously experienced reductions in revenues from material customers and may experience additional reductions in the future. For the three and nine months ended March 31, 2001 LookSmart accounted for 14% and 25% of its revenues, respectively. The agreement with LookSmart was terminated on January 19, 2001. LookSmart provided search functionality on its start page and on the ZeroPort, and was provided with the right to advertise third party services on NetZero's start page. After the termination of the LookSmart agreement, NetZero experienced a significant decline in revenues derived from search functionality on its start page and its does not anticipate generating the amount of revenue from the start page that it historically experienced. In addition, NetZero derived approximately 20% and 11% of its revenues for the quarter ended March 31, 2001 from its agreements with General Motors Corporation and Cisco Systems, Inc., respectively. While NetZero has a long-term relationship with General Motors, they were recently provided reductions in their advertising obligations. While NetZero does not currently anticipate such reductions will be material to its business, it can give no assurance that it will continue to derive the amount of anticipated revenues from General Motors. In addition, NetZero's agreement with Cisco is terminable by Cisco commencing on June 30, 2001, and NetZero can give no assurance that it will continue to generate significant revenues from Cisco beyond such date. The termination or renegotiation of significant agreements, as well as the timing of orders under such agreements, may cause significant fluctuations in the quarterly results. NetZero's business, results of operations and financial condition will be materially and adversely affected if it is unable either to maintain or renew its significant agreements or to replace such agreements with similar agreements with new customers.

Quantitative and Qualitative Disclosure About Market Risk

    NetZero currently does not hold any derivative instruments and does not engage in hedging activities. Also, NetZero is not currently party to any transactions denominated in a foreign currency. Thus, NetZero's exposure to interest rate and foreign exchange fluctuations is minimal.

JUNO'S SELECTED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with Juno's consolidated financial statements and the notes to these statements and "Juno's Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document. The consolidated statement of operations data for the years ended December 31, 2000, 1999 and 1998 and the consolidated balance sheet data at December 31, 2000 and 1999, are derived from the consolidated financial statements of Juno which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this document. The consolidated statement of operations data for the years ended December 31, 1997 and 1996, and the consolidated balance sheet data at December 31, 1998, 1997 and 1996 are derived from the audited consolidated financial statements of Juno not included elsewhere in this document. The unaudited consolidated statement of operations data for the three months ended March 31, 2001 and 2000 and the unaudited consolidated balance sheet data at March 31, 2001 are derived from the interim unaudited consolidated financial statements included elsewhere in this document. The remaining quarterly results of operations data is derived from the unaudited financial statements of Juno not included elsewhere in this document.

	Three Months Ended March 31,		Year Ended December 31,
	2001	2000	2000	1999	1998	1997	1996
	(in thousands)
Statement of Operations Data:
Revenues:
Billable services	$22,913	$16,736	$73,911	$34,545	$6,645	$1,371	$6
Advertising and transaction fees	5,790	6,409	38,708	12,662	6,454	1,875	127
Direct product sales	—	902	1,419	4,794	8,595	5,845	3

Total revenues	28,703	24,047	114,038	52,001	21,694	9,091	136

Cost of revenues:
Billable services	15,358	12,040	49,024	24,950	5,606	1,053	—
Advertising and transaction fees	1,531	1,750	8,115	4,675	3,725	1,659	278
Direct product sales	—	856	1,344	4,176	7,627	5,796	3

Total cost of revenues	16,889	14,646	58,483	33,801	16,958	8,508	281

Operating expenses:
Operations, free service	6,296	6,144	38,311	6,698	9,383	11,075	5,803
Subscriber acquisition	6,299	44,751	116,461	47,651	5,334	3,140	6,993
Sales and marketing	3,728	3,615	18,105	11,556	11,584	12,593	4,276
Product development	2,390	2,463	10,282	7,232	7,345	4,860	3,741
General and administrative	3,381	1,776	9,303	4,615	2,760	2,897	2,172

Total operating expenses	22,094	58,749	192,462	77,752	36,406	34,565	22,985

Loss from operations	(10,280)	(49,348)	(136,907)	(59,552)	(31,670)	(33,982)	(23,130)
Interest income, net	646	1,722	5,509	3,718	44	243	128

Net loss	$(9,634)	$(47,626)	$(131,398)	$(55,834)	$(31,626)	$(33,739)	$(23,002)

Basic and diluted net loss per share	$(0.23)	$(1.28)	$(3.39)	$(1.84)	$(1.85)	$(3.21)	$(7.01	)(1)

		December 31,
	March 31, 2001
		2000	1999	1998	1997	1996
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$46,820	$55,729	$91,497	$8,152	$13,770	$598
Working capital (deficit)	14,933	23,216	67,571	(8,343)	6,927	(2,004)
Total assets	65,108	78,371	117,568	14,431	20,133	4,774
Total indebtedness, including current maturities	1,107	1,611	2,878	10,188	795	—
Liabilities expected to be settled with common stock	4,000	4,000	—	—	—	—
Partners' capital (deficiency)	—	—	—	(12,588)	10,504	(2,004)
Total stockholders' equity	19,581	28,745	71,648	—	—	—

(1)
Represents basic and diluted net loss per share as if the conversion of Class A limited partnership units into shares of common stock had occurred as of January 1, 1999. The conversion was a result of the February 28, 1999 merger of Juno Online Services, L.P. with and into Juno Online Services, Inc., with Juno Online Services, Inc. as the surviving entity.

Quarterly Results of Operations Data

	Three Months Ended
	Mar. 31, 2001	Dec. 31, 2000	Sept. 30, 2000	Jun. 30, 2000	Mar. 31, 2000	Dec. 31, 1999	Sept. 30, 1999	Jun. 30, 1999	Mar. 31, 1999
	(in thousands)
Statement of Operations Data:
Revenues:
Billable services	$22,913	$19,784	$18,962	$18,429	$16,736	$13,016	$8,654	$7,069	$5,806
Advertising and transaction fees	5,790	10,509	11,105	10,685	6,409	4,327	3,367	2,703	2,265
Direct product sales	—	—	78	439	902	712	1,083	1,350	1,649

Total revenues	28,703	30,293	30,145	29,553	24,047	18,055	13,104	11,122	9,720

Cost of revenues:
Billable services	15,358	12,297	12,130	12,557	12,040	8,831	5,960	5,481	4,678
Advertising and transaction fees	1,531	1,929	2,174	2,262	1,750	1,313	1,120	1,162	1,080
Direct product sales	—	—	74	414	856	599	988	1,165	1,424

Total cost of revenues	16,889	14,226	14,378	15,233	14,646	10,743	8,068	7,808	7,182

Operating Expenses:
Operations, free service	6,296	10,888	11,773	9,506	6,144	1,617	1,464	1,771	1,846
Subscriber acquisition	6,299	8,717	24,874	38,119	44,751	16,003	15,028	13,920	2,700
Sales and marketing	3,728	3,870	5,010	5,610	3,615	3,348	3,180	2,716	2,312
Product development	2,390	2,249	2,470	3,100	2,463	1,809	1,592	1,977	1,854
General and administrative	3,381	2,902	2,139	2,486	1,776	1,645	1,284	982	704

Total operating expenses	22,094	28,626	46,266	58,821	58,749	24,422	22,548	21,366	9,416

Loss from operations	(10,280)	(12,559)	(30,499)	(44,501)	(49,348)	(17,110)	(17,512)	(18,052)	(6,878)
Interest income, net	646	974	1,163	1,650	1,722	1,382	1,430)	795	111

Net loss	$(9,634)	$(11,585)	$(29,336)	$(42,851)	$(47,626)	$(15,728)	$(16,082)	$(17,257)	$(6,767)

Basic and diluted net loss per share	$(0.23)	$(0.29)	$(0.75)	$(1.11)	$(1.28)	$(0.45)	$(0.46)	$(1.28)	$(0.32	)(1)

(1)
Represents basic and diluted net loss per share as if the conversion of Class A limited partnership units into shares of common stock had occurred as of January 1, 1999. The conversion was a result of the February 28, 1999 merger of Juno Online Services, L.P. with and into Juno Online Services, Inc., with Juno Online Services, Inc. as the surviving entity.

JUNO'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion of the financial condition and results of operations of Juno should be read in conjunction with the condensed consolidated financial statements and the notes to those statements included elsewhere in this document as well as its audited consolidated financial statements and notes thereto. This discussion contains forward-looking statements that involve risks and uncertainties. Juno's actual results may differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including, but not limited to, those set forth under "Risk Factors" elsewhere in this document.

Overview

    Juno is a leading provider of Internet access to millions of computer users throughout the United States. Juno offers several levels of service, including free basic Internet access, billable premium dial-up service, and high-speed broadband access, which is currently provided on a limited scale in selected markets. Juno's revenues are derived primarily from the subscription fees it charges for the use of its premium Web access services, and to a lesser extent from the sale of advertising and from various forms of electronic commerce.

    Juno launched its basic service in April 1996. Initially, this service provided only basic dial-up e-mail services. In July 1998, Juno introduced its first premium services, which offered features ranging from enhanced e-mail services to full access to the World Wide Web, and for which it charged subscription fees. In 1999 and 2000, Juno announced a number of major expansions of its services:

  •
  Juno's basic service now provides full Internet access for free in addition to e-mail.

  •
  Juno Web provides competitively priced premium Internet access, supplementing the features of the basic service with free live technical support and customer service, priority access to Juno's network, and the reduction of some forms of on-screen advertising.

  •
  Juno ExpressSM is a broadband service designed to provide high-speed access to the Internet through a variety of technologies, including wireless, cable and digital subscriber line, commonly known as DSL. Juno Express is currently provided on an experimental basis in selected markets around the country.

    In December 1999, in connection with the expansion of Juno's free basic service to include full Web access, Juno upgraded all subscribers using its enhanced e-mail service, Juno Gold, to Juno Web at no additional cost.

    In the month of March 2001, Juno's base of active subscribers increased to 4.1 million, up from 4.0 million in December 2000. Juno's billable subscriber base grew to 910,000 at March 31, 2001, up from 842,000 at December 31, 2000. Total registered subscriber accounts grew to 15.9 million at March 31, 2001, up from 14.2 million at December 31, 2000. Juno's base of active subscribers encompasses all registered subscriber accounts that connected at least once during the month, together with all subscribers to a billable service, in each case regardless of the type of activity or activities engaged in by such subscribers. See "—Selected Subscriber Data."

    The net increase of 68,000 billable subscribers during the first quarter of 2001 was largely attributable to migrations from Juno's free basic service to its billable premium services. Toward the end of 2000, Juno began implementing measures designed to encourage heavier users of the free service to modify their usage patterns or upgrade to a billable service. While these measures are believed to have caused a certain amount of subscriber attrition from the free service and are likely to contribute to a projected decline in the active subscriber count over the coming quarters, Juno believes the measures are also responsible in part for the increase in migrations to its billable services that Juno experienced at the end of the fourth quarter of 2000 and the start of the first quarter of 2001. Juno does not expect the growth it experienced in December 2000 and the beginning of the first quarter of 2001 to continue in the current quarter or in subsequent quarters.

    Juno classifies its revenues as follows:

  •
  Billable services revenues, consisting of:

  •
  subscription fees that it receives from subscribers to its premium services;

  •
  technical support fees received when subscribers to its free basic service and those subscribers to Juno Web who are subscribed at selected discounted price points call a 900 number for live assistance from a support technician, as well as fees for other billable services; and

  •
  fees charged, at various times, for shipping and handling associated with mailing copies of the Juno software upon request to prospective Juno subscribers, and for short-term consulting engagements.

  •
  Advertising and transaction fees, consisting of revenues earned from advertisers and strategic marketing partners for displaying advertisements to, and facilitating electronic commerce with, Juno's subscribers. These advertisements are displayed within the main Juno software while a Juno subscriber reads or writes e-mail and on Juno's Web portal site, and during 2000 and a portion of 2001 were also displayed on the persistent advertising and navigation banner shown to its free subscribers at all times while they use the Web.

  •
  Direct product sales, consisting of revenues generated from the sale of products directly by Juno to its subscribers and the associated shipping and handling fees. Juno began phasing out its direct product sales activities during 1999, and completed this process in August 2000.

    Juno currently offers its billable premium services under a number of pricing plans. The list price for Juno Web is a flat rate of $19.95 per month, but since the launch of the service, Juno has offered a number of promotions, such as a free month of service or a discounted rate for an initial or prepaid period, as well as discounted flat-rate plans. Currently, the most common pricing plan for Juno Web is a flat fee of $9.95 per month following a free initial month. During the first quarter of 2001, Juno began adjusting the discounted prices offered through some marketing channels and to some of its existing subscribers. For example, Juno changed the billable service price plan it offered on its main Web page and through some other marketing channels from $9.95 per month to $14.95 per month. Although Juno expects the reduction of discounted pricing to cause some attrition from its billable services, the company currently projects that revenue lost due to a decline in billable subscriber count is likely to be largely counterbalanced by the higher revenues collected from the subscribers that remain and the cost savings associated with the elimination of the usage hours of any billable subscribers that leave the service. Juno's broadband service, Juno Express, is currently provided through a number of technologies, including DSL and mobile wireless technologies, at price points starting at $49.95 per month. Juno has not undertaken any substantial amount of marketing for Juno Express to date, and as of March 31, 2001, only a negligible number of subscribers, roughly 3,000, not all of whom had completed the installation and set-up process by such date had signed up for broadband service through Juno Express. Juno has not accepted new subscribers to its DSL service since April 2001 and it currently believes that it is likely to discontinue this service at least in its present form in the near future. Subscription revenues for its billable premium services accounted for approximately 97% of billable services revenues during the first quarter of 2001.

    The expansion of Juno's free basic service to include full Web access in December 1999 caused the costs associated with operating its free basic service to increase significantly on a quarter-over-quarter basis in each of the first three quarters of 2000 due to significantly increased telecommunications connection time per subscriber per month. These costs, which are reflected in the Operations, free service line of its statement of operations, improved somewhat in the fourth quarter of 2000 and improved substantially further in the first quarter of 2001, following the adoption of measures designed to encourage heavier users of the free service to modify their usage patterns or upgrade to a billable service. These measures led to a quarter-over-quarter reduction of 44.5% in average monthly Web connection time for users of its free service in the first quarter of 2001 as compared to the fourth quarter of 2000. Juno expects its cost of Operations, free service to improve further in the second quarter of 2001.

    When Juno expanded its free service to include full Web access, the company also introduced a persistent advertising and navigation banner that is displayed to its free subscribers at all times while they use the Web. Juno's long-term strategy contemplated generating sufficient additional revenues from this persistent advertising banner and from other advertising inventory it controls to cover the costs associated with Juno's service expansion. However, Juno has not yet been able to generate sufficient additional revenues to cover these increased costs. Furthermore, in December 2000, NetZero commenced legal action against Juno asserting that elements of the technology Juno uses in connection with Juno's persistent advertising and navigation banner infringe on a United States patent issued to NetZero earlier that month. Juno intends to vigorously contest the allegations. For most of the first quarter, Juno was prevented from displaying advertisements for third parties in this persistent advertising banner due to a temporary restraining order issued in connection with this dispute. However, on April 12, 2001, the court lifted this temporary restraining order. On April 17, 2001, Juno resumed displaying third-party advertisements in the persistent advertising banner. Please see "Juno's Business—Legal Proceedings" for more detailed information.

    Revenues from advertising and transaction fees declined by 44.9% to $5.8 million in the first quarter of 2001, down from $10.5 million in the fourth quarter of 2000. This decrease in advertising revenues can be attributed in large part to the widely reported decline in the market for Internet advertising, manifested in part through reduced signings, the reduction or cancellation of certain existing advertising contracts, and an increase in uncollectible receivables. On a per-subscriber basis, revenues associated with Juno's free basic service declined approximately 46.3% in the first quarter of 2001, to an average of $0.51 per month, down from approximately $0.95 per month in the fourth quarter of 2000. As noted above, Juno has taken steps to reduce expenses associated with providing the free service, with a particular emphasis on managing telecommunications costs through the reduction of average monthly Web connection time. Juno currently expects revenues associated with the free basic service to continue to be exceeded for some time by the sum of the expenses reported on the Operations, free service line and the portion of the Cost of revenues line associated with the free service. Juno's business may suffer if the market for Internet-based advertising fails to recover or if the steps it is taking to reduce expenses fail to have the desired impact. The impact on Juno of the softness in demand for Internet advertising is reflected in Juno's backlog of advertising contracts, which continued to decrease, to approximately $7.0 million at the end of the first quarter of 2001 from about $12.0 million at the end of the fourth quarter of 2000 and $28 million at the end of the third quarter of 2000. New signings continued to slow in the first quarter of 2001 and a number of advertisers either shortened or cancelled their advertising contracts. Additionally, as certain advertisers have gone out of business or found themselves in financial distress—particularly Internet-related companies, which continue to account for the majority of its advertisers—Juno has also experienced a significant increase in uncollectible receivables. In light of these trends, Juno currently expects advertising and transaction fee revenue to decline further over the coming quarters, although it does not expect the revenue decline during the second quarter of 2001 to be as extensive as the roughly 40% drop in backlog from December 31, 2000 to March 31, 2001.

    During the first quarter of 2001, approximately 80% of Juno's revenues came from billable services, while the remaining 20% came from advertising and transaction fees. Juno's current expectation is that this mix of revenues will remain roughly constant for the remainder of the year, as it continues to emphasize its billable services.

    Juno's competitors for billable services revenues and advertising and transaction fees revenues include companies that have substantially greater market presence, and financial, technical, distribution, marketing, and other resources than Juno has. This competitive environment could have a variety of harmful effects on Juno, including, among other things, necessitating advertising rate reductions or price reductions for Juno's billable services, or placing Juno at a competitive disadvantage if, as Juno currently believes is likely, the company does not maintain or increase its spending in areas such as marketing and product development.

    As of March 31, 2001, Juno held a total of $46.8 million in cash and cash equivalents. Juno believes that changes in the market environment over the past year have increased the value of corporate cash reserves as well as the relative importance of bringing expenses more in line with revenues and reducing reliance on external sources of capital. Juno has significantly reduced its operating expenses over each of the last three quarters. In particular, Juno has reduced Operations, free service expenses and expenditures for subscriber acquisition. Operations, free service expenses dropped to $6.3 million in the first quarter of 2001, down 42.2% from $10.9 million in the fourth quarter of 2000. Subscriber acquisition expenses also decreased to $6.3 million in the first quarter of 2001, down 27.7% as compared to the immediately preceding quarter and down 85.9% as compared to the year-ago quarter. Juno currently expects that net losses for the remaining nine months of 2001 will total $15 million or less.

    Juno is subject to industry trends that affect Internet access providers generally, including seasonality and subscriber cancellations. Juno believes Internet access providers may incur higher expenses during the last and first calendar quarters, corresponding to heavier usage during the fall and winter, and may experience relatively lighter usage and relatively fewer account registrations during the summer. Juno believes some subscriber acquisition methods also tend to be most effective during the first and last calendar quarters of each year, and if Juno were to pursue such subscriber acquisition activities at some point in the future, Juno may take these types of seasonal effects into consideration in scheduling such marketing campaigns. Although Juno has relied heavily on direct mail in the past, Juno has suspended substantially all use of direct mail and does not currently plan to use either this channel or other cash-intensive marketing channels for subscriber acquisition in the near term. The results of operations of Internet access providers, including those of Juno, are significantly affected by subscriber cancellations. The failure to retain subscribers to its billable premium services, or an increase in the rate of cancellations of those services, would cause its business and financial results to suffer. Advertising revenues also depend in part on the size of its overall active subscriber base. Any reduction in its overall active subscriber base due to subscriber attrition would reduce the amount of ad inventory it has available to sell and may also have the effect of reducing its advertising revenue. Juno currently expects its active and billable subscriber count to decline over the coming quarters, in part as a result of the measures Juno has begun implementing to reduce telecommunications costs associated with its free service, drive migrations to its billable services, and reduce the use of discounted promotional pricing for its billable services.

    Juno's principal expenses consist of telecommunications, customer service, personnel and related costs, and marketing. Juno has elected to obtain a number of services principally from third-party providers. Services obtained from such providers include telecommunications services, customer service and technical support, and services related to the sale of certain advertising inventory and the delivery of the associated advertisements. Juno's business and financial results would be harmed were Juno no longer able to obtain these services at competitive rates.

    Juno has incurred net losses of $289 million from its inception on June 30, 1995 through March 31, 2001. Juno has relied primarily on sales of equity securities, totaling $300 million through

March 31, 2001, to fund its operations. Included in this amount are $81.1 million of net proceeds from Juno's February 2000 follow-on offering of common stock, $77.3 million of net proceeds from Juno's May 1999 initial public offering of common stock, $61.9 million of net proceeds from Juno's March 1999 private placement of Series B redeemable convertible preferred stock, which automatically converted into shares of common stock upon the closing of the initial public offering, and $232,000 of net proceeds from sales of Juno's common stock under its "equity line" facility, which Juno secured in October 2000. See "Liquidity and Capital Resources" of this Section for additional information about this facility.

Results of Operations

Three Months Ended March 31, 2001 Compared to Three Months Ended March 31, 2000

Revenues

    Total revenues increased $4.7 million, to $28.7 million for the three months ended March 31, 2001 from $24.0 million for the three months ended March 31, 2000, an increase of 19.4%. This increase was due to increases in billable services, partially offset by a decrease in advertising and transaction fees and direct product sales.

    Billable Services.  Billable services revenues increased $6.2 million, to $22.9 million for the three months ended March 31, 2001 from $16.7 million for the three months ended March 31, 2000, an increase of 36.9%. This increase was due primarily to a greater number of billable service subscribers and higher average monthly revenue per subscriber in the three months ended March 31, 2001, as compared with the year-ago period.

    Advertising and Transaction Fees.  Advertising and transaction fee revenues decreased $0.6 million, to $5.8 million for the three months ended March 31, 2001 from $6.4 million for the three months ended March 31, 2000, a decrease of 9.7%. This decrease was due primarily to the decline in the market for Internet advertising and an increase in uncollectible receivables. Barter transactions accounted for approximately 1.8% and 1.5% of total revenues and 8.9% and 5.5% of advertising and transaction fees for the three months ended March 31, 2001 and 2000, respectively.

    Direct Product Sales.  Juno stopped conducting direct product sales activities in August 2000 and has not sold any merchandise or recorded any revenue related to such sales since then. Direct product sales totaled $0.9 million for the three months ended March 31, 2000.

Cost of Revenues

    Total cost of revenues increased approximately $2.2 million, to $16.9 million for the three months ended March 31, 2001 from $14.6 million for the three months ended March 31, 2000, an increase of 15.3%. This increase was due primarily to increases in costs associated with providing billable services to a substantially larger number of billable subscribers, partially offset by a decrease in costs associated with advertising and transaction fees and direct product sales.

    Billable Services.  Cost of revenues related to billable services consists primarily of the costs to provide billable premium services, including telecommunications, customer service, operator-assisted technical support, credit card fees, and personnel and related overhead costs. In addition, during the three months ended March 31, 2001, cost of revenues related to billable services included the costs of mailing copies of the Juno software upon request to prospective Juno subscribers, who had to pay for delivery of the disks at that time, a practice Juno had discontinued for most of 2000.

    Cost of revenues related to billable services increased approximately $3.3 million, to $15.4 million for the three months ended March 31, 2001 from $12.0 million for the three months ended March 31, 2000, an increase of 27.6%. This increase was due primarily to the costs of providing its billable subscription services to a substantially larger number of subscribers, offset in part by a decrease in the average monthly cost to provide the service to each billable subscriber as compared with the year-ago period. Costs related to the provision of these billable premium services, principally telecommunications, customer service, and technical support expenses, accounted for 87.1% of the total costs of revenues related to billable services during the three months ended March 31, 2001 and accounted for the majority of the increase. These expenses accounted for 88.6% of the total costs of revenues during the three months ended March 31, 2000. Cost of billable services revenues as a percentage of billable services revenues improved to 67.0% for the three months ended March 31, 2001 from 71.9% for the three months ended March 31, 2000. This improvement is primarily attributable to decreased average telecommunications rates, partially offset by increased average hours of usage per subscriber and average customer service costs per subscriber. However, cost of billable services revenues as a percentage of billable services revenues increased for the three months ended March 31, 2001 when compared with 62.2% for in the three months ended December 31, 2000. This deterioration of billable service margin resulted from an increase in average hours of Web usage per billable subscriber in particular, as heavier users of its free service migrated to its billable services following its December 2000 adoption of measures designed to address resource consumption by such users. The effect of this increase was offset, in part, by an increase in average revenue per billable subscriber and a decrease in Juno's effective telecommunications rate. Juno currently expects hours of usage per billable subscriber to continue to increase. There can be no assurance that this growth will be offset by a further improvement in average revenue per billable subscriber or in Juno's effective telecommunications rate.

    Advertising and Transaction Fees.  Cost of revenues for advertising and transaction fees consists primarily of the transmission costs associated with downloading advertisements to the hard drives of subscribers' computers for later display, the personnel and related costs associated with the creation and distribution of these advertisements, and the costs associated with reporting the results of ad campaigns to advertisers.

    Cost of revenues for advertising and transaction fees decreased approximately $219,000, to $1.5 million for the three months ended March 31, 2001 from $1.8 million for the three months ended March 31, 2000, a decrease of 12.5%. This decrease was due primarily to the decline in advertising and transaction fee revenue associated with continued weakness in the market for Internet advertising. Cost of revenues related to advertising and transaction fees as a percentage of advertising and transaction fees improved to 26.4% for the three months ended March 31, 2001 from 27.3% for the three months ended March 31, 2000. This improvement is due primarily to a decrease in telecommunications rates. However, cost of revenues related to advertising and transaction fees as a percentage of advertising and transaction fees increased for the three months ended March 31, 2001 when compared with 18.4% for the three months ended December 31, 2000. This deterioration of advertising and transaction fees margin resulted from smaller average deal sizes and a reduced revenue base over which to allocate related overhead costs. Cost of revenues for advertising and transaction fees as a percentage of advertising and transaction fees is expected to remain at around 30% over the remainder of 2001.

    Direct Product Sales.  Cost of revenues for direct product sales consists primarily of the costs of merchandise sold directly by Juno to its subscribers and the associated shipping and handling costs.

    Juno stopped conducting direct product sales activities in August 2000 and has not incurred any costs since then. The cost of revenues for direct product sales was $856,000 for the three months ended March 31, 2000.

Operating Expenses

    Operations, Free Service.  Operations, free service expenses represent the costs associated with providing Juno's free basic service. Costs consist principally of telecommunications costs, expenses associated with providing customer service, depreciation of network equipment, and personnel and related overhead costs.

    Expenses associated with operations, free service increased approximately $152,000 to $6.3 million for the three months ended March 31, 2001 from $6.1 million for the three months ended March 31, 2000, an increase of 2.5%. This increase was due primarily to an increase in the average number of hours that each of Juno's free service subscribers used the Web, offset primarily by a reduction in its effective telecommunications rate. However, expenses associated with operations, free service decreased $4.6 million for the three months ended March 31, 2001 when compared with expenses of $10.9 million for the three months ended December 31, 2000. This improvement resulted primarily from a 44.5% reduction in average monthly Web connection time for users of its free service during the three months ended March 31, 2001 as compared to the three months ended December 31, 2000. This reduction was driven primarily by measures Juno began implementing late in the fourth quarter of 2000 to encourage heavier users of the free service to modify their usage patterns or upgrade to a billable service.

    Subscriber Acquisition.  Subscriber acquisition costs include all costs incurred to acquire subscribers to either Juno's free basic service or to one of its billable premium services. These costs have historically included the cost of direct mail campaigns, advertising through conventional and computer-based media, telemarketing, the production of advertisements to be displayed over the Juno services and transmission of such advertisements to its subscribers, disk duplication and fulfillment, and bounties paid to acquire subscribers, including fees paid under stock-based subscriber referral agreements where payment is made primarily or entirely through the issuance of shares of common stock, among other marketing activities. These costs also include various subscriber retention activities, as well as personnel and related overhead costs.

    Subscriber acquisition costs decreased $38.5 million, to $6.3 million for the three months ended March 31, 2001 from $44.8 million for the three months ended March 31, 2000, a decrease of 85.9%. This decrease was due to Juno not repeating in the first quarter of 2001 the extensive direct mail campaigns undertaken in the first quarter of 2000, as well as its suspending other marketing activities such as most television, radio, outdoor and other advertising campaigns. In June 2000, Juno decided to substantially curtail cash intensive subscriber acquisition activities in order to help bring its operating expenses more in line with its revenues. As a percentage of revenues, subscriber acquisition costs decreased to 21.9% in the three months ended March 31, 2001 from 186.1% in the three months ended March 31, 2000.

    Sales and Marketing.  Sales and marketing expenses consist primarily of the personnel and related overhead costs of the following departments: advertising sales and business development; direct product sales; and product marketing. Also included are costs associated with trade advertising intended to support Juno's advertising sales effort, corporate branding activities unrelated to subscriber acquisition, and public relations, as well as advertising production, advertising transmission, customer service and fulfillment costs associated with Juno's direct product sales activities.

    Sales and marketing costs increased approximately $113,000, to $3.7 million for the three months ended March 31, 2001 from $3.6 million for the three months ended March 31, 2000, an increase of 3.1%. This increase was due primarily to an increase in personnel and related costs (excluding sales commissions), as well as in trade advertising, partially offset by a reduction in telecommunications and credit card costs associated with direct product sales and sales commissions. As a percentage of revenues, sales and marketing costs improved to 13.0% in the three months ended March 31, 2001 from 15.0% in the three months ended March 31, 2000. This improvement was due primarily to an increase in revenues for the three months ended March 31, 2001 as compared to the year-ago period.

    Product Development.  Product development includes research and development expenses and other product development costs. These costs consist primarily of personnel and related overhead costs.

    Product development costs decreased approximately $73,000, to $2.4 million for the three months ended March 31, 2001 from $2.5 million for the three months ended March 31, 2000, a decrease of 3.0%. This decrease was due primarily to a decline in personnel costs in both Juno's domestic and India offices, offset in part by a slight increase in overhead costs. To date, Juno has not capitalized any expenses related to any software development activities.

    General and Administrative.  General and administrative expenses consist primarily of personnel and related overhead costs associated with executive, finance, legal, recruiting, human resources and facilities functions, as well as various professional expenses.

    General and administrative costs increased $1.6 million, to $3.4 million for the three months ended March 31, 2001 from $1.8 million for the three months ended March 31, 2000, an increase of 90.4%. This increase was due primarily to a rise in expenses associated with additional personnel and related overhead costs, uncollectible receivables, and legal fees associated with Juno's defense of various claims brought against the company by third parties. As a percentage of revenues, general and administrative costs increased to approximately 11.8% for the three months ended March 31, 2001 from 7.4% for the three months ended March 31, 2000.

Interest Income, Net

    Interest income, net decreased $1.1 million to $0.6 million for the three months ended March 31, 2001, from $1.7 million for the three months ended March 31, 2000, a decrease of 62.5%. This decrease was due primarily to interest income earned on lower average cash balances in the three months ended March 31, 2001 as compared to the three months ended March 31, 2000. Interest income, net includes interest expense of $19,000 and $44,000 for the three months ended March 31, 2001 and 2000, respectively.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues

    Total revenues increased $62.0 million, to $114.0 million for the year ended December 31, 2000 from $52.0 million for the year ended December 31, 1999, an increase of 119%. This increase was due to increases in billable services and in advertising and transaction fees, partially offset by a decrease in direct product sales.

    Billable Services.  Billable services revenues increased $39.4 million, to $73.9 million for the year ended December 31, 2000 from $34.5 million for the year ended December 31, 1999, an increase of 114%. This increase was due primarily to a greater number of billable service subscribers in the year ended December 31, 2000, as compared with the much smaller number in the year ago period, partially offset by lower average monthly revenue per subscriber.

    Advertising and Transaction Fees.  Advertising and transaction fees increased $26.0 million, to $38.7 million for the year ended December 31, 2000 from $12.7 million for the year ended December 31, 1999, an increase of 206%. This increase was due primarily to the increase in Web-enabled subscribers associated with the expansion of its free basic service to include full Web access. Juno believes this expansion made its subscriber base and ad inventory more attractive to some categories of advertisers, particularly those interested in attracting traffic to their own Web sites, and may account in part for its year-over-year increase in sales. Barter transactions accounted for approximately 2.8% and 1.5% of total revenues and 8.2% and 6.2% of advertising and transaction fees for the years ended December 31, 2000 and 1999, respectively.

    Direct Product Sales.  Direct product sales decreased $3.4 million, to $1.4 million for the year ended December 31, 2000 from $4.8 million for the year ended December 31, 1999, a decrease of

70.4%. This decline reflects Juno's strategic decision to cease its direct product sales activities and focus instead on other forms of electronic commerce. Specifically, Juno decided to concentrate on forming strategic marketing alliances and developing other uses for its advertising inventory that it believes should generate revenues with higher margins than direct product sales. Juno stopped conducting direct product sales activities in August 2000.

Cost of Revenues

    Total cost of revenues increased $24.7 million, to $58.5 million for the year ended December 31, 2000 from $33.8 million for the year ended December 31, 1999, an increase of 73.0%. This increase was due primarily to increases in costs associated with billable services and in advertising and transaction fees, partially offset by a decrease in costs associated with direct product sales.

    Billable Services.  Cost of revenues related to billable services increased approximately $24.1 million, to $49.0 million for the year ended December 31, 2000 from $25.0 million for the year ended December 31, 1999, an increase of 96.5%. This increase was due primarily to the costs of providing Juno's billable subscription services to a substantially larger number of subscribers as compared with the number of subscribers in the year-ago period. Costs related to the provision of these billable subscription services, principally telecommunications, customer service, and technical support expenses, accounted for 92.9% of the total costs of revenues related to billable services during the year ended December 31, 2000 and accounted for the majority of the increase. These expenses accounted for 91.0% of the total costs of revenues during the year ended December 31, 1999. Cost of billable services revenues as a percentage of billable services revenues improved to 66.3% for the year ended December 31, 2000 from 72.2% for the year ended December 31, 1999. This improvement is primarily attributable to decreased customer service costs per subscriber and declining average telecommunications rates, partially offset by increased average hours of usage per subscriber.

    Advertising and Transaction Fees.  Cost of revenues for advertising and transaction fees increased $3.4 million, to $8.1 million for the year ended December 31, 2000 from $4.7 million for the year ended December 31, 1999, an increase of 73.6%. This increase was due primarily to the increase in advertising and transaction fee revenue associated with the increase in Web-enabled subscribers due to the expansion of Juno's free basic service to include full Web access. Cost of revenues related to advertising and transaction fees as a percentage of advertising and transaction fees improved to 21.0% for the year ended December 31, 2000 from 36.9% for the year ended December 31, 1999. This improvement is due primarily to decreased telecommunications rates, faster average connection speeds, larger average deal sizes over which to spread relatively fixed production costs, and improvements in Juno's production and distribution methods.

    Direct Product Sales.  The cost of revenues for direct product sales decreased approximately $2.8 million, to $1.3 million for the year ended December 31, 2000 from $4.2 million for the year ended December 31, 1999, a decrease of 67.8%. This decrease corresponds to the decrease in merchandise sold. The cost of revenues for direct product sales as a percentage of direct product sales revenues increased to 94.7% for the year ended December 31, 2000 from 87.1% for the year ended December 31, 1999. This increase was due primarily to a greater decline in the average retail price of merchandise sold relative to the declines in the costs of such merchandise as well as additional promotional pricing in response to increasing competition in the computer hardware retail market, which category represented the majority of its merchandise sold. Juno stopped conducting direct product sales activities in August 2000.

Operating Expenses

    Operations, Free Service.  Expenses associated with operations, free service increased $31.6 million, to $38.3 million for the year ended December 31, 2000 from $6.7 million for the year ended

December 31, 1999, an increase of 472%. This increase was due primarily to additional telecommunications costs incurred as a result of the expansion of Juno's free service to include full Internet access.

    Subscriber Acquisition.  Subscriber acquisition costs increased $68.8 million, to $116.4 million for the year ended December 31, 2000 from $47.7 million for the year ended December 31, 1999, an increase of 144%. This increase is due primarily to costs related to extensive direct mail campaigns as well as other marketing activities including television, radio, outdoor and other advertising campaigns. To a lesser extent, the increase reflects costs incurred in connection with two stock-based subscriber referral agreements as well as inbound telemarketing costs incurred in connection with subscriber acquisition and retention activities. As a percentage of revenues, subscriber acquisition costs increased to 102.1% in the year ended December 31, 2000 from 91.6% in the year ended December 31, 1999.

    Sales and Marketing.  Sales and marketing costs increased $6.5 million, to $18.1 million for the year ended December 31, 2000 from $11.6 million for the year ended December 31, 1999, an increase of 56.7%. This increase is due primarily to an increase in personnel and related costs, including sales commissions, as well as in trade advertising, partially offset by a reduction in telecommunications costs. As a percentage of revenues, sales and marketing costs improved to 15.9% in the year ended December 31, 2000 from 22.2% in the year ended December 31, 1999. This improvement was due primarily to an increase in revenues for the year ended December 31, 2000 as compared to the year-ago period.

    Product Development.  These costs consist primarily of personnel and related overhead costs as well as, for periods prior to May 1999, the costs associated with research and development and other product development activities performed for us on a contract basis by a related party in Hyderabad, India. In May 1999, Juno hired as employees substantially all of the individuals who provided services to us under this related-party arrangement.

    Product development costs increased approximately $3.1 million, to $10.3 million for the year ended December 31, 2000 from $7.2 million for the year ended December 31, 1999, an increase of 42.2%. This increase is due primarily to additional personnel and related costs in both Juno's domestic and India offices related to the development of the Juno Express premium service and of a new release of its client-side software, version 5.0. These costs were partially offset by the lower costs associated with operating its India-based research and development efforts as a majority-owned subsidiary rather than obtaining these services on a contract basis. To date, Juno has not capitalized any expenses related to any software development activities.

    General and Administrative.  General and administrative costs increased $4.7 million, to $9.3 million for the year ended December 31, 2000 from $4.6 million for the year ended December 31, 1999, an increase of 102%. This increase is due primarily to a rise in expenses associated with additional personnel and related overhead costs, uncollectible receivables, insurance, and professional service fees. As a percentage of revenues, general and administrative costs improved to approximately 8.2% for the year ended December 31, 2000 from 8.9% for the year ended December 31, 1999.

    Interest Income, Net.  Interest income, net increased $1.8 million to $5.5 million for the year ended December 31, 2000, from $3.7 million for the year ended December 31, 1999, an increase of 48.2%. This increase is due primarily to interest income earned on higher average cash balances in the year ended December 31, 2000 as compared to the year ended December 31, 1999. Interest income, net includes interest expense of $158,000 and $345,000 for the years ended December 31, 2000 and 1999, respectively.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Revenues

    Total revenues increased $30.3 million, to $52.0 million for the year ended December 31, 1999 from $21.7 million for the year ended December 31, 1998, an increase of 140%. This increase was due to increases in billable services and in advertising and transaction fees, partially offset by a decrease in direct product sales.

    Billable Services.  Billable services revenues increased $27.9 million, to $34.5 million for the year ended December 31, 1999 from $6.6 million for the year ended December 31, 1998, an increase of 420%. This increase was due primarily to the additional number of subscribers to its billable premium services in the year ended December 31, 1999, as compared with the much smaller number in the year ended December 31, 1998. Juno's billable premium services were introduced in July 1998. Revenues associated with these services contributed $32.5 million of revenues in the year ended December 31, 1999 compared to $3.6 million in the year ended December 31, 1998, representing an increase of 797%.

    Advertising and Transaction Fees.  Advertising and transaction fees increased $6.2 million, to $12.7 million for the year ended December 31, 1999 from $6.5 million for the year ended December 31, 1998, an increase of 96.2%. This increase was due primarily to larger average deal sizes associated with the shift in its emphasis towards strategic marketing alliances, partially offset by declines in the number of and the aggregate revenue generated from shorter term ad sales contracts. Barter transactions accounted for approximately 1.5% and 0.6% of total revenues and 6.2% and 1.9% of advertising and transaction fees for the years ended December 31, 1999 and 1998, respectively.

    Direct Product Sales.  Direct product sales decreased $3.8 million, to $4.8 million for the year ended December 31, 1999 from $8.6 million for the year ended December 31, 1998, a decrease of 44.2%. This decline reflects Juno's strategic decision in 1998 to narrow the range of its direct product sales activities and of the types of products offered to its subscribers. Instead, Juno decided to concentrate on forming strategic marketing alliances and developing other uses for its advertising inventory that it believed would be likely to generate revenues with higher margins than direct product sales.

Cost of Revenues

    Total cost of revenues increased $16.8 million, to $33.8 million for the year ended December 31, 1999 from $17.0 million for the year ended December 31, 1998, an increase of 99.3%. This increase was due primarily to increases in costs associated with higher revenues from billable services and advertising and transaction fees, partially offset by a decrease in costs associated with direct product sales revenues.

    Billable Services.  Cost of revenues related to billable services increased approximately $19.3 million, to $25.0 million for the year ended December 31, 1999 from $5.6 million for the year ended December 31, 1998, an increase of 345%. This increase was due primarily to the costs of providing Juno's billable premium services to a substantially larger number of subscribers in the year ended December 31, 1999, as compared with the year ended December 31, 1998. Costs related to the provision of these billable premium services, principally customer service, technical support and telecommunications expenses, accounted for 80.0% of the total costs of revenues related to billable services during the year ended December 31, 1999 and accounted for the majority of the increase. Cost of billable services revenues as a percentage of billable services revenues improved to 72.2% for the year ended December 31, 1999 from 84.4% for the year ended December 31, 1998. This improvement is primarily attributable to decreased customer service costs per subscriber and declining average telecommunications rates.

    Advertising and Transaction Fees.  Cost of revenues for advertising and transaction fees increased $1.0 million, to $4.7 million for the year ended December 31, 1999 from $3.7 million for the year ended December 31, 1998, an increase of 25.5%. This increase was due primarily to the impact of additional strategic marketing alliances. Cost of revenues related to advertising and transaction fees as a percentage of advertising and transaction fees improved to 36.9% for the year ended December 31, 1999 from 57.7% for the year ended December 31, 1998. This improvement is due primarily to decreased telecommunications rates, faster average connection speeds, larger average deal sizes over which to spread production costs and improvements in Juno's production and distribution methods.

    Direct Product Sales.  Cost of revenues for direct product sales decreased approximately $3.5 million, to $4.2 million for the year ended December 31, 1999 from $7.6 million for the year ended December 31, 1998, a decrease of 45.2%. This decrease corresponds to the decrease in merchandise sold. The cost of revenues for direct product sales as a percentage of direct product sales revenues improved to 87.1% for the year ended December 31, 1999 from 88.7% for the year ended December 31, 1998. This improvement was due primarily to efficiencies associated with outsourcing various functions rather than performing them internally, partially offset by a greater decline in the average retail price of merchandise sold relative to the declines in the costs of such merchandise, and additional promotional pricing in response to increasing competition in the market for computer hardware sales.

Operating Expenses

    Operations, Free Service.  Expenses associated with operations, free service decreased $2.7 million, to $6.7 million for the year ended December 31, 1999 from $9.4 million for the year ended December 31, 1998, a decrease of 28.6%. This decrease was primarily due to declining telecommunications rates and increasing connection speeds resulting from the use of faster modems by a portion of its subscriber base. The results were not materially impacted by the expansion of Juno's basic service to provide full Internet access for free, since this expansion occurred on December 20, 1999.

    Subscriber Acquisition.  Subscriber acquisition costs increased approximately $42.3 million, to $47.7 million for the year ended December 31, 1999 from $5.3 million for the year ended December 31, 1998. This increase is due primarily to costs related to Juno's 1999 external marketing campaign which launched in the second quarter of 1999, including direct mail programs, television and radio commercials, outdoor advertising and various other advertising expenditures. This increase is also due to inbound telemarketing costs incurred in connection with subscriber acquisition and retention activities and to ad production and transmission costs associated with soliciting basic service subscribers to upgrade to Juno's billable services. As a percentage of revenues, subscriber acquisition costs increased to 91.6% in the year ended December 31, 1999 from 24.6% in the year ended December 31, 1998. This percentage increase was primarily due to increased costs related to Juno's 1999 external marketing campaign.

    Sales and Marketing.  Sales and marketing costs were $11.6 million for the years ended December 31, 1999 and 1998. Sales and marketing expenses for the year ended December 31, 1999 include increased trade advertising costs as compared to the year ended December 31, 1998. This increase was partially offset by cost reductions associated with Juno's decision to scale back various direct product sales activities. Sales and marketing costs for the year ended December 31, 1998 include one-time costs associated with this decision, as well as expenses related to the closing of regional advertising sales offices. As a percentage of revenues, sales and marketing costs improved to 22.2% in the year ended December 31, 1999 from 53.4% in the year ended December 31, 1998. This improvement was primarily due to an increase in revenues for the year ended December 31, 1999.

    Product Development.  Product development costs decreased $0.1 million, to $7.2 million for the year ended December 31, 1999 from $7.3 million for the year ended December 31, 1998, a decrease of 1.5%. This decrease is primarily due to lower costs associated with operating Juno's India-based research and development efforts as a majority-owned subsidiary, rather than obtaining these services on a contract basis, partially offset by additional personnel and related costs in both its domestic and India offices. Product development costs in the year ended December 31, 1999 and 1998 related primarily to the continued development of Juno's billable premium services and of various pieces of software.

    General and Administrative.  General and administrative costs increased approximately $1.9 million, to $4.6 million for the year ended December 31, 1999 from $2.8 million for the year ended December 31, 1998, an increase of 67.2%. This increase is primarily due to increased insurance costs for directors' and officers' liability insurance, professional service fees and additional personnel and related overhead costs. As a percentage of revenues, general and administrative costs decreased to 8.9% for the year ended December 31, 1999 from 12.7% for the year ended December 31, 1998. This decrease was primarily due to the increase in revenue for the year ended December 31, 1999 compared to the year ended December 31, 1998.

    Interest Income, Net.  Interest income, net increased approximately $3.7 million, to $3.7 million for the year ended December 31, 1999 from $44,000 for the year ended December 31, 1998. This increase is primarily due to interest income earned on higher average cash balances in the year ended December 31, 1999 resulting from Juno's initial public offering in May 1999 and from the issuance of redeemable convertible preferred stock in March 1999, partially offset by higher interest payments for borrowings. Interest income, net includes interest expense of $345,000 and $537,000 for the years ended December 31, 1999 and 1998, respectively.

Selected Subscriber Data

    The following table sets forth selected subscriber data for each of the nine quarters ended March 31, 2001. This data should be read in conjunction with the information appearing elsewhere herein. The selected subscriber data for any quarter are not necessarily indicative of future periods.

Selected Subscriber Data:	Mar. 31, 2001	Dec. 31, 2000	Sept. 30, 2000	Jun. 30, 2000	Mar. 31, 2000	Dec. 31, 1999	Sept. 30, 1999	Jun. 30, 1999	Mar. 31, 1999
Total registered subscriber accounts as of(1)	15,890,000	14,153,000	12,771,000	11,048,000	9,430,000	8,137,000	7,613,000	7,175,000	6,817,000
Active subscriber accounts in month ended(2)	4,133,000	4,001,000	3,700,000	3,379,000	3,053,000	2,394,000	2,326,000	2,311,000	2,464,000
Active Web-enabled subscribers in months ended(3)	3,736,000	3,587,000	3,251,000	2,876,000	2,358,000	771,000	268,000	160,000	121,000
Billable service accounts as of(4)	910,000	842,000	750,000	730,000	661,000	550,000	400,000	270,000	207,000

(1)
Includes all subscriber accounts created since Juno's inception, computed after deduction of any accounts that have since been cancelled, but regardless of current activity, if any.

(2)
Encompasses all registered subscriber accounts that connected at least once during the month, together with all subscribers to a billable service, in each case regardless of the type of activity or activities engaged in by such subscribers.

(3)
Refers to the subset of active subscriber accounts that have been centrally provisioned for, and provided with the client-side software necessary to access, not only e-mail, but also the World Wide Web, regardless of the extent, if any, to which such subscribers have actually used the Web.

(4)
Represents the subset of active subscriber accounts that carry a charge for premium functionality.

Liquidity and Capital Resources

    Since its formation, Juno has financed its operations primarily from funds generated by the sale of equity securities. Sales of equity securities include $81.1 million of net proceeds from Juno's February 2000 follow-on offering of common stock, $77.3 million of net proceeds from Juno's May 1999 initial public offering of common stock, $61.9 million of net proceeds from Juno's March 1999 private placement of redeemable convertible preferred stock, which converted into common stock upon the completion of its initial public offering, and $232,000 of net proceeds from sales of Juno's common stock under its "equity line" facility, which Juno secured in October 2000. Juno has incurred significant losses since inception, totaling $289 million through March 31, 2001. As of March 31, 2001 Juno had $46.8 million in cash and cash equivalents.

    Net cash used in operating activities for the three months ended March 31, 2001 decreased $33.2 million to $8.7 million, down from $41.9 million for the three months ended March 31, 2000. This decrease was primarily the result of a decline in subscriber acquisition expenses, which represented approximately 101% of the overall decrease in the net loss, and a decrease in the balance of accounts receivable, offset in part by a decrease in the balance of accounts payable and accrued expenses associated with subscriber acquisition liabilities and deferred revenue. The decline in subscriber acquisition expenses was attributable to Juno's decision to substantially curtail subscriber acquisition activities in order to help bring its operating expenses more in line with its revenues. The decrease in accounts receivable resulted from a decline in advertising and transaction fee revenues, as well as increased collection efforts during the three months ended March 31, 2001 as compared to the three months ended March 31, 2000. Accounts receivable includes the portion of advertising and transaction fees and billable subscriber fees that have been billed in advance of the performance of all or a portion of the related services and that have not been collected. The portions of accounts receivable related to these fees as of March 31, 2001 and 2000—and the corresponding equal amounts that remained in its deferred revenue liability account balances at such dates—were $4,453 and $2,691, respectively.

    Net cash used in investing activities was $140,000, and $2.2 million for the three months ended March 31, 2001 and 2000, respectively. The principal use of cash for the periods presented was for the purchase of fixed assets. As a result of its outsourcing arrangements for telecommunications services and customer service, Juno has substantially reduced the level of capital expenditures that would otherwise have been necessary to develop its product offerings. In the event that these outsourcing arrangements were no longer available to Juno, significant capital expenditures would be required and its business and financial results could suffer. Expenditures associated with the purchase of telecommunications capacity, the provision of customer service, and subscriber acquisition and retention activities are expected to continue to represent a material use of Juno's cash resources.

    Net cash used by and provided by financing activities was $64,000 and $81.4 million for the three months ended March 31, 2001, and 2000, respectively. Financing activities for the three months ended March 31, 2000 primarily included $81.1 million in net proceeds Juno received from its February 2000 follow-on offering of common stock.

    In October 2000, Juno entered into a common stock investment agreement with a private investment fund, The Kingston Limited Partnership, providing for the future issuance and purchase of shares of its common stock. This agreement and a related registration rights agreement constitute what is commonly referred to as an "equity line" facility. The equity line facility permits Juno to sell, subject to various restrictions, up to $7.5 million of common stock in each of up to 20 drawdown periods of 22 trading days each over the course of a period of up to two years, provided that Juno cannot sell more than $125 million worth of shares in total under the facility and may in practice only be able to sell a much lower amount. The total number of shares that may be issued under the facility depends on a number of factors, including the market price and trading volume of its common stock during each drawdown period Juno chooses to initiate. Any stock issued to Kingston under this facility will generally be purchased at a price equal to 94 percent of the volume-weighted average trading price of Juno's common stock on a given purchase day. Additionally, Kingston will generally not be obligated to purchase shares from Juno on any day when the purchase price of Juno's common stock would be less than $1.50 per share. Since Kingston's purchase price will generally be 94% of Juno's volume-weighted average trading price during a given purchase day, Kingston generally will have no obligation to purchase shares on a given day to the extent that the volume-weighted average trading price of Juno's shares during such day is less than $1.60 per share. Prior to the reduction of this minimum price condition from $2.50 per share to $1.50 per share in March 2001, Kingston agreed to waive the $2.50 minimum price condition with respect to one drawdown period, and Kingston may agree from time to time to waive the minimum purchase price in effect in the future to allow Juno to sell common stock to Kingston at prices lower than $1.50 per share. Kingston does not have an obligation to permit such sales, and may grant or deny such waivers in its sole discretion. Even if Kingston does grant such a waiver in a particular case and, at Juno's request, accepts a new minimum purchase price lower than $1.50 per share for a given drawdown period, there can be no assurance that Juno will meet such new minimum trading price condition to Juno's ability to draw down funds for all or any portion of such drawdown period. Juno will control the timing and frequency of any sales, subject to the facility's various restrictions, and has no obligation to draw down any minimum amount or number of times. However, the facility may be terminated if Juno sells no shares to the fund for a period of four consecutive months. Juno has not sold any shares to the fund since March 2001, and Juno may not draw down any amount under the facility while the mergers are pending.

    The common stock investment agreement provides that the equity line will not be available to Juno unless a registration statement is effective to permit the fund to resell the shares purchased by it. Juno has filed a registration statement on Form S-3 with the Securities and Exchange Commission on November 28, 2000 to register the resale by the fund of up to 10,000,000 shares of the common stock that may be issued to Kingston under the equity line facility. As of April 30, 2001 Juno had sold 317,400 shares and raised net proceeds of $232,000 under this facility.

    Juno believes that its existing cash and cash equivalents will be sufficient to meet its anticipated cash needs for at least the next twelve months.

    Over the coming quarters, Juno expects further improvements in its operating expenses. Savings are expected to be driven by further reductions in telecommunications hours associated with the free service and, to a lesser extent, in expenditures for subscriber acquisition, as well as by reductions in staff-related expenses achieved by the recent scaling back of selected departments in response to the evolving business environment and expanding the use of Juno's resources in India. In April 2001, Juno eliminated approximately forty positions (net of ongoing replacement searches) that Juno concluded were no longer necessary due to shifts in the business and the relocation of certain functions to Juno's India office. At April 30, 2001, worldwide headcount was 262.

    In 2000, Juno entered into several transactions in which Juno's payment for services rendered may be settled, in whole or in part, through the issuance of its common stock.

    On June 29, 2000, Juno entered into a subscriber referral agreement with SmartWorld Communications, Inc. and its subsidiaries SmartWorld Technologies, LLC and Freewwweb, LLC. Under the terms of the Freewwweb Agreement, Freewwweb began to refer Freewwweb's subscribers to Juno's Internet access services on July 19, 2000 and is entitled to receive consideration from Juno for each former Freewwweb subscriber that became a new subscriber to Juno's services and subsequently met certain qualification criteria. Under the terms of the Freewwweb Agreement, such consideration will include cash and may include, at Juno's option, shares of Juno's common stock. The number of shares of Juno's common stock will be based on the closing sale price of Juno's common stock on the dates of issuance. In accordance with the Freewwweb Agreement, Juno has ceased accepting additional Freewwweb subscribers. Juno has not yet issued any shares of its common stock to Freewwweb or

Freewwweb's affiliates under this agreement. Please see "Juno's Business—Legal Proceedings" for additional information concerning this transaction.

    On September 18, 2000, Juno entered into a distribution agreement with Babbage's Etc. LLC. Under the terms of this agreement, Babbage's agreed to distribute Juno's software and will receive periodic compensation from Juno for each new subscriber generated by such distribution that subsequently meets certain qualification criteria. The compensation received by Babbage's will include shares of Juno's common stock or, at Juno's option, cash. The number of shares of Juno's common stock issuable to Babbage's will be based on the closing sale price of Juno's common stock on the dates of issuance. Juno has not yet issued any shares of its common stock to Babbage's under this agreement.

    Juno may find additional opportunities to issue its equity securities as consideration for subscriber acquisition, telecommunications, or other significant operating costs in the future. Juno may also seek to sell additional equity or debt securities. If non-cash methods for payment of operating costs are used or additional funds are raised by Juno issuing equity securities, stockholders may experience significant dilution of their ownership interest and the newly issued securities may have rights superior to those of Juno's common stock. If additional funds are raised by its issuing debt, Juno may be subject to limitations on its operations. There can be no assurance that financing will be available in amounts or on terms acceptable to us, or at all.

Quantitative and Qualitative Disclosure About Market Risk

    Juno's results of operations, financial position, and cash flows are not materially affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. Juno does not use derivative financial instruments to limit its foreign currency risk exposure.

NETZERO'S BUSINESS

General

    NetZero is a leading provider of Internet access services and online targeted marketing solutions. NetZero offers consumers free and pay access to the Internet, e-mail and customizable navigation tools that provide "speed dial" to key sites on the Internet. Its services are currently available in more than 5,000 cities across the United States and Canada. In addition to offering consumers access to the Internet, NetZero offers marketers targeting capabilities through numerous online advertising channels. NetZero also offers advertisers and commerce partners a variety of additional services to build their brands and market their products, including referring its users to partners' Web sites, enabling customer registrations and facilitating electronic commerce transactions. NetZero's CyberTarget division offers marketers and advertisers mass-scale, online market research and measurement services. The company was incorporated in July 1997 and launched its Internet access service in October 1998.

    From October 1998 through December 2000, NetZero offered a free and unlimited Internet access service which was supported by advertising and commerce. However, several factors, including declines in Internet advertising rates, have resulted in NetZero amending its strategy to include billable services and to restrict the number of free hours it offers per household per month. Through March 31, 2001 approximately 8.6 million users registered for NetZero's Internet access services, of which approximately 3.9 million accessed its services in the month of March 2001. Approximately 75,000 of these users were subscribers of NetZero's pay services as of March 31, 2001.

    In January 2001, NetZero began limiting its free Internet service to a maximum of 40 hours per household per calendar month. Households desiring to exceed the 40 hour limitation are currently offered the opportunity to sign up for the Extended Access Pass, a plan that provides households the option to pay a fee, currently set at $9.95, to allow them access to the NetZero service for the remainder of the calendar month. If these households elect not to pay a fee when they reach the 40 hour limit during a given month they will be denied access to the service for the remainder of the month, but their account will not be terminated and they can begin accessing the service for free at the beginning of the next month.

    In March 2001, NetZero launched a new service called NetZero Platinum. The NetZero Platinum service offers users Internet service for a monthly fee, currently $9.95. In most respects, NetZero Platinum is the same as NetZero's standard free service except that the 40 hour limitation does not apply, the user accesses a modified start-page and the service features a small toolbar without the advertising banners currently included in the ZeroPort on the free service.

Industry Background

    There are over 7,000 Internet service providers in the United States, varying widely in geographic coverage, user focus and the nature and quality of services provided to users. With the exception of several large providers, the vast majority of Internet service providers do not offer branded nationwide coverage. A number of Internet service providers supplement their basic access with services such as electronic commerce and telecommunications. Most Internet service providers charge users monthly access fees and fees for additional services, such as hosting users' Web sites. Pay services can cost as much as $280 per year for dial-up Internet access. Telecommunications costs associated with providing dial-up Internet access have declined in recent years with the emergence of wholesale providers that resell capacity to Internet service providers. These providers have built networks on a large scale and are able to spread the cost of their networks over multiple Internet service providers. NetZero believes that while users are generally focused on speed and reliability as they evaluate Internet access services, they are also increasingly focusing on cost, particularly as their other computing costs decline and since the rest of their online experience is generally free.

    Many Internet service providers supplement their billable service revenues through sales of online advertising. NetZero was the first company to offer free, unlimited Internet access on a nationwide basis supported primarily by advertising. A number of a companies followed suit by offering either free Internet access or Internet access that is priced significantly lower than the fees charged by some of the larger providers. However, online advertising rates have declined significantly, and NetZero does not believe that an unlimited, free Internet access service can be profitable on a standalone basis in the current environment. In fiscal 2001 the majority of companies who offered free Internet access have either ceased to offer free Internet access or have ceased operations as a result of their failure to generate positive cash flow or raise additional funding through the capital markets.

    Due to factors including the decline in online advertising rates, NetZero has shifted its strategy away from offering an unlimited free access service to offering a limited free access service and value priced pay services. While NetZero continues to focus on developing and offering a variety of products to advertisers and marketers to support its limited free service offering, the uncertainty in the advertising market will require NetZero to continue to evaluate the scope of services that can be offered to users free of charge. In the near term, NetZero intends to focus on marketing its pay services to existing free users as well as to potential users serviced by other Internet services providers or users who are purchasing Internet services for the first time.

Sources of Revenue

    NetZero generates revenues through billable services, media fees, direct marketing agreements, referring its users to partners' Web sites, enabling customer registrations for partners and facilitating electronic commerce transactions. NetZero also generates revenues through sales of market research data generated by its service. NetZero implements these revenue arrangements through a number of products and services, primarily including the following:

Billable Services Revenues

    In January 2001, NetZero began limiting its free Internet access to 40 hours per month per household and offering users who reach their limit the Extended Access Pass for $9.95, which currently provides unlimited Internet access for the remainder of the month. This is designed to either reduce telecommunications expense associated with heavy users or, alternatively, generate additional revenues to mitigate such expense. Also, in March 2001, NetZero introduced the NetZero Platinum service at $9.95 per month, which provides users with unlimited Internet access each month and features a thin toolbar without the advertising banners currently included in the ZeroPort on the free service. In addition, billable services includes fees charged to prospective users related to the cost of producing, shipping and handling copies of the NetZero software on CDs.

Advertising and Commerce Revenues

    The Start Page.  NetZero designates the first Web site viewed by its users during an Internet access session. This page for the vast majority of users used to be My Z Start and has recently been replaced by Best of the Net, a Web site designed by NetZero that displays sponsored links to a variety of information, services and products, including search, news, sports, music, weather, stocks and shopping. NetZero generates revenues from the Best of the Net start page by users clicking on links and being referred to sponsors' Web sites. For the nine months ended March 31, 2001, NetZero derived approximately 25% of its revenue from its start page agreement with LookSmart which provided search functionality on both the Start Page and the ZeroPort. The agreement with LookSmart was terminated in January 2001 and has not been replaced with a comparable agreement. As a result, revenues from the Start Page will be significantly lower in the future.

    The ZeroPort.  A primary element of NetZero's free service is the ZeroPort displayed on users' screens throughout their Internet access sessions. The ZeroPort is a small window displayed on its users' computer screens while they are online that is always visible regardless of where they navigate. Users can dock the ZeroPort at the top or bottom of their screen but they cannot close it. NetZero generates revenues through the ZeroPort by displaying and/or users clicking on banner advertisements which can be targeted based on users' profiles and online behavior; buttons, icons and drop-down menus which are linked to advertisers' and sponsors' Web sites or functionality offerings, including search; a ticker which, when enabled by the user, delivers information through the ZeroPort which is linked directly to sponsors' Web sites; and displaying a sponsor's media message with no resulting link to a Web site.

    NZTV.  While making the initial dial-up connection to access the Internet, certain NetZero users are displayed video and other forms of animated advertisements in a small window on their computer screens which NetZero has named NZTV. Users can click on the NZTV advertisement during the connection process and be referred to advertisers' Web sites once the Internet session has begun. NetZero generates revenues from displaying NZTV advertisements to its users and by users clicking on such advertisements and being referred to sponsors' Web sites.

    Targeted E-Mail.  All of its registered users are given a NetZero e-mail address as part of its Internet access service. Also, when registering for its service, certain users provide NetZero with their pre-existing e-mail address. During the registration process for its service, users can designate certain subjects for which they have a particular interest, such as sports, health, news and finance. Users can elect to receive e-mail messages regarding promotions or targeted information on these subjects. NetZero generates revenues by delivering e-mail messages on behalf of advertisers targeted to each subject of interest and by users clicking on such messages and being referred to sponsors' Web sites. The advertising messages are delivered to users who have elected to receive such information, regardless of whether the message is delivered to a NetZero e-mail address or alternate address provided.

    CyberTarget.  A fundamental component of its zCast technology is NetZero's ability to capture detailed data regarding its users' online behavior, including Web sites visited, advertisements clicked on, and other activities. NetZero believes that this data, especially when combined with the demographic data it receives when users register with NetZero, serves as a valuable tool for NetZero's partners to improve the effectiveness of their online service offerings. Through NetZero's CyberTarget division, it generates revenues through the sale of market research data to third parties. CyberTarget's services are performed within the guidelines of NetZero's privacy policy which dictates that no personal identifying information may be shared with third parties without the express consent of the NetZero user.

Sales and Business Development

    NetZero sells its advertising products and services primarily through its own direct sales force and, to a lesser extent, through third parties. From time to time, NetZero has relied on third party sales forces to resell a significant portion of its advertising inventory. While NetZero intends to still use third parties for the resale of a portion of its inventory, NetZero does not believe any third party sales relationships are material to its business. In addition, the limitations imposed on NetZero's free service have resulted, and are likely to result in the future, in a decrease in the amount of advertising inventory available for sale and potentially a decrease in advertising revenue. NetZero's sales and business development department is comprised of sales and business development, management, account executives, telemarketers, sales planning and traffic management and, at March 31, 2001, NetZero had 53 in-house sales staff. As a result of the weakness in the online advertising market NetZero has closed its Dallas, Boston, Atlanta, Washington D.C. and Miami offices. Its remaining sales offices are in New York, Chicago, San Francisco, Seattle and Los Angeles.

Marketing and User Acquisition

    During the first three quarters of calendar 2000, competition for free Internet access users was intense. However, due to the failure of a number of NetZero's free access competitors commencing in the fourth quarter of calendar 2000, NetZero experienced a significant increase in registered and active users through January 2001. Due in part to the costs associated with servicing this user base, during January 2001 NetZero imposed restrictions on the number of users that could access the free service, instituted limitations on monthly usage and shifted the focus of its marketing from its free to its pay services. As a result or these and other factors, NetZero has experienced and believes it may continue to experience declines in its active free user base.

    NetZero's marketing department consists of marketing management, media, creative services, Web development, strategic alliances and billable services personnel which, at March 31, 2001, consisted of 23 people. Since its initial public offering in September 1999, NetZero has expended significant resources in building its brand and increasing its free user base. Its brand awareness has grown substantially through its sponsorship of the half-time show of televised National Basketball Association games on NBC and through other television, radio, print and online media. NetZero anticipates that, following the June 2001 quarter, it will significantly decrease its marketing expenditures. While NetZero's free user acquisition efforts will continue to include brand-building marketing efforts through television, radio, print and online media advertising, NetZero anticipates it will focus its user acquisition and marketing efforts primarily on pay services. A large component of these pay subscriber acquisition efforts is expected to be a variety of programs designed to up sell NetZero's free users to pay services. To date, NetZero has engaged in direct mailing and distribution of compact discs containing its software and has also established download links on numerous Web sites from which a potential user can download its software. It has undertaken significant co-branding initiatives where it co-sponsors the distribution of compact discs to the sponsors' user base. The service provided through such discs contains branding of both NetZero and the sponsor. NetZero anticipates reviewing the effectiveness of these types of campaigns to increase its pay user base, and to implement these and a variety of other initiatives designed to increase its pay user base. However, NetZero has limited experience in marketing pay services and its competitors spend funds significantly in excess of what NetZero intends to spend going forward. There can be no assurance that NetZero will be able to decrease its marketing expenditures or successfully grow its pay user base.

User Support

    NetZero's user support service strategy is to build programs designed to increase user satisfaction and retention in a cost-effective manner. NetZero's user support service is a combination of internal personnel and selective outsourcing of certain aspects of its user service to vendors that provide NetZero with greater efficiency and scalability for future growth.

    NetZero provides online and offline "self-help" services that provide a variety of support options to its users, including its SPEEDY Assistant offline software which is loaded onto the user's computer when the service is initially installed from the compact disc and can also be downloaded from its Web site. This offline tool assists users in loading and operating its software, provides answers to common questions and helps users set up their e-mail account through step-by-step instructions. NetZero also provides comprehensive help, tutorials, advisories, answers to frequently asked questions and tips via its Web site and automated e-mail response system. Over 65% of all customer support inquiries utilize NetZero's automated support options. In addition, NetZero provides traditional e-mail support where NetZero personnel respond generally with a one day turnaround. NetZero offers a fee-based support option with toll-free telephone access and minimum wait time on a per-incident basis. NetZero's user support service organization continually monitors different quantitative measurements such as average wait time, first call resolution rate and abandon rate. All user contacts are logged and categorized to enable NetZero to quickly recognize and act on trends. An internal quality assurance team monitors the work of both telephone and e-mail agents and provides feedback to its agents to improve their skills, increase their productivity, and guarantee consistency throughout the user support group.

Technology

    NetZero has developed or acquired a variety of technologies designed to enhance the functionality of its service for the user and to provide a platform for the creation of products and services tailored to the needs of advertisers and commerce partners. The foundation of its service is a proprietary software system called zCast that enables NetZero to track its users' navigational activities and to deliver highly targeted advertising. The zCast client is a JAVA application that runs on a user's personal computer and that currently operates on the Windows 95, Windows 98, Windows ME and Windows NT 4.x operating systems. zCast has the following major components:

    The zCast Client Software.  The zCast Client application is the software product that includes The ZeroPort, which is installed on users' personal computers and is constantly visible while a connection to NetZero's service is maintained. The zCast Client performs multiple tasks, including:

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  establishing a connection to the NetZero service;

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  capturing demographic information;

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  authenticating a user via a user ID and password;

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  tracking Web sites visited;

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  managing the display of advertising banners;

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  targeting advertising based on Web sites visited and on keyword search;

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  logging the number of times an ad was shown and the number of times an ad was clicked on;

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  monitoring the quality of the online session including dial-up and network errors;

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  providing a mechanism for customer feedback; and

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  controlling the download of various materials, including new software versions.

    The zCast Server Network.  Powered by JAVA, the zCast server network is a group of software applications running on multiple servers that manage and collect important data relating to each user's online session. The system is designed to be scalable to handle large amounts of data. The servers consist of application server software which interacts with the ZeroPort to send and receive information such as authentication, playlists of advertisements and impression and click counts; database servers which store session information, user information and ad display and click counts; and ad servers which manage the ad inventory and determine which ads users will view during their online session. All of the above components run on Sun Microsystems servers and many run on VA Linux servers. The system is designed for scalability and to handle large amounts of data and are connected to disk arrays which provides NetZero with the ability to quickly scale and improve overall system performance.

    Other Technologies.  Many of its technologies are designed to enhance user experience, to provide the ability to offer additional revenue streams or to increase operating efficiencies. For example, NZTV involves the display of full-motion video advertisements during the log-on process. The advertisement is downloaded to the user's computer while the user is online without adversely impacting the user's online experience. The advertisement is updated based on playlists. Another example is its Autodialer technology which is designed to automatically ensure the user accesses its network through a dial-in number which minimizes costs and enhances connectivity. NetZero intends to continue to develop and acquire additional technologies with the goal of enhancing the value of our service for both users and advertisers.

Communications Network

    To use NetZero's services, users initiate telephone connections between their personal computers and computer hardware in local or regional telecommunications facilities known as points of presence (also referred to as POPs). NetZero contracts for the use of points of presence around the country from various wholesale providers, including Genuity and Level 3 Communications. These providers also carry its data between their points of presence and its central computers in Los Angeles, California. Through its network providers, NetZero is able to offer local dial-up phone numbers in over 5,000 cities across the United States and Canada. Thus, its users typically bear no expenses for communication beyond the cost, if any, of an ordinary local or regional phone call. NetZero's service provides full point-to-point protocol access to the Internet, and supports the v.90 standard for 56 kbps connections and Integrated Services Digital Network, or ISDN, in certain areas. NetZero continuously monitors network service levels around the country and works with its partners to help maintain high levels of network availability and throughput for its users.

    Many of these technologies are also employed in NetZero's Platinum pay service. The Platinum service provides the same facilities to users as NetZero's free service except that it has a small tool bar without the banner ads included in the ZeroPort and relieves certain usage constraints. Billing for the pay service is performed online under contract with Convergys and Chase Merchant Services via encrypted links.

    NetZero's agreements with wholesale telecommunications providers are generally structured in one of two ways. NetZero has usage agreements under which it is charged for the aggregate number of hours that its users are connected to a provider's network. NetZero also has capacity agreements under which it is charged for a fixed amount of a wholesaler's telecommunications capacity in specific locations whether or not the capacity is fully utilized. NetZero's contract with Genuity is a usage agreement that expires in August 2002 and includes a minimum purchase commitment which extends throughout the term of the agreement. NetZero's contract with Level 3 Communications is a capacity agreement under which it has committed to minimum telecommunications capacity through March 2002.

    NetZero's zCast servers reside at three facilities, one provided by Level 3 Communications in Los Angeles, California, another by AboveNet Communications in San Jose, California and a third by Exodus in Sterling, Virginia. NetZero's data center, located in its corporate offices in Westlake Village, California, houses its e-mail servers and its data warehouse that is equipped with battery and generator power backup systems to prevent outages from interruption of utility power to the building.

Competition

    Competition for Users.  Competition for Internet users continues to intensify. NetZero believes that the primary competitive factors determining success in the market for Internet users include a reputation for reliability of service, effective customer support, pricing, easy-to-use software, geographic coverage and scope of services. Other important factors include the timing and introduction of new products and services as well as general economic trends. While NetZero believes that it competes favorably with respect to most of these factors, numerous of its competitors have an advantage over NetZero with respect to specific factors. NetZero currently competes with established online service and content providers, such as America Online and The Microsoft Network; independent national Internet service providers such as EarthLink and Prodigy; providers of branded free and pay Internet services such as Juno Online Services, Inc. as well as retailers, such as Kmart's Bluelight Internet Service which provides Internet access, on a private label or co-branded basis and numerous regional and local commercial Internet service providers. Several of these providers offer significantly greater customer support and scope of services than NetZero currently offers, although generally at a higher price. In addition, several of these competitors have far greater marketing, financial, technical and personnel resources than NetZero and there is no assurance that NetZero will be able to compete effectively for pay users. NetZero also competes against other companies that offer Internet access services or products, such as personal computers, bundled with, or as promotions for, access services. NetZero also competes with, and expects increased competition from, telecommunications service providers, such as AT&T, Verizon and Sprint. These companies generally have far greater resources, distribution channels and brand awareness as well as lower costs because, in certain cases, they control the telecommunications services NetZero is required to purchase. This cost advantage, which could result in significant discounts to the user, could significantly increase competitive pressures on NetZero. NetZero also believes that new competitors, including large computer hardware and software, media, and telecommunications companies, will continue to enter the Internet access market and that its competition will increase as larger diversified telecommunications and media companies acquire Internet service providers and as Internet service providers consolidate into larger, more competitive companies. Diversified competitors have also bundled other services and products with Internet connectivity services, potentially placing NetZero at a significant competitive disadvantage. For example, AT&T is offering a value-priced service that bundles Internet access with long distance telephone service for a fixed fee.

    NetZero also faces competition from companies that provide broadband connections to users' homes, including local and long-distance telephone companies, cable television companies, electric utility companies, and wireless communications companies. These companies may use broadband technologies to include Internet access or business services such as hosting a user's individual Web site in their basic bundle of services or may offer Internet access or business services for little or no additional charge. Broadband technologies enable users to access the Internet at much faster speeds than the dial-up service NetZero currently offers. While the market for such broadband technologies is still emerging, NetZero believes it will continue to grow and pose an increasingly significant source of competition.

    Competition for Advertising Customers.  NetZero believes that the primary competitive factors determining success in the market for advertising customers include:

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  the size and demographic profile of a user base;

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  the ability to target users based on specific demographic criteria;

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  pricing; and

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  geographic coverage.

    While NetZero believes that it competes favorably with respect to these factors, numerous of its competitors may have an advantage over NetZero with respect to specific factors. NetZero competes for revenues with major Internet service providers, content providers, large Web publishers, Web search engine and portal companies, Internet advertising providers, content aggregation companies, and various other companies that facilitate Internet advertising. Many of these companies have longer operating histories, greater name recognition, larger user bases and significantly greater financial, technical, sales and marketing resources than NetZero does. This may allow them to respond more quickly than NetZero to new or emerging technologies and changes in advertiser requirements. It may also allow them to devote greater resources than NetZero to the development, promotion and sale of their products and services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Web publishers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of its prospective advertising and sponsorship customers. Competition combined with a slowing of the growth of online advertising has resulted in, and may continue to result in, price reductions, reduced gross margins and loss of market share. NetZero also competes with television, radio, cable and print media for a share of advertisers' total advertising budgets.

Governmental Regulation

    Overview.  The law relating to NetZero's business and operations is evolving and is still in flux. In addition, a number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental entities may lead to the repeal, modification, or introduction of laws or regulations which do or could affect its business including, but not limited to, regulatory fees, online content, user privacy, taxation, parental consent for access by minors, access charges and regulatory fees, liability for third-party activities, bulk e-mail or "spam," encryption standards, online sales of goods and services, domain name registration and use, copyright infringement, and other intellectual property issues, and distribution of compensation between or among telecommunications carriers.

    Regulation of Content and Access.  A variety of restrictions on content and access, primarily as they relate to children, have been enacted or proposed. The Children's Online Protection Act of 1998 prohibits and imposes criminal penalties and civil liability on anyone engaged in the business of selling or transferring, by means of the World Wide Web, material that is harmful to minors, unless access to this material is blocked to persons under 17 years of age. In addition, the Telecommunications Act of 1996 enacted by Congress imposes fines on any entity that knowingly permits any telecommunications facility under such entity's control to be used to make obscene or indecent material available to minors via an interactive computer service. Numerous states have adopted or are currently considering similar types of legislation. In addition, laws have been proposed which would require Internet service providers to supply, at cost, filtering technologies to limit or block the ability of minors to access unsuitable materials on the Internet. Because of these content restrictions and potential liability to NetZero for materials carried on or disseminated through its systems, NetZero may be required to implement measures to reduce its exposure to liability.

    User Privacy Issues.  Internet user privacy has become an issue both in the United States and abroad. Some commentators, privacy advocates and government bodies have recommended or taken actions to limit the use of personal profiles or other personal information by those collecting such information, particularly as it relates to children. For example, the Children's Online Privacy Protection Act of 1998 requires, among other things, that online operators obtain verifiable parental consent for the collection, use, or disclosure of personal information from children.

    Internet Taxation.  The tax treatment of activities on or relating to the Internet is currently unsettled. A number of proposals have been made at the federal, state and local levels and by foreign governments that could impose taxes on the online sale of goods and services and other Internet activities. The Internet Tax Freedom Act was signed into law in 1998, placing a three-year moratorium on new state and local taxes on Internet commerce. There is no assurance that this moratorium will be extended, nor can there be any assurance that future laws imposing taxes or other regulations on commerce over the Internet would not substantially impair the growth of Internet commerce and as a result could make it cost-prohibitive to operate its business.

    Telecommunications Regulation.  Neither the Federal Communications Commission nor any other governmental agency directly regulates Internet service providers like NetZero, other than through regulations generally applicable to businesses. In a report to Congress adopted on April 10, 1998, the FCC reaffirmed that Internet service providers should be classified as unregulated "information service providers," rather than regulated "telecommunications providers" under the terms of the Telecommunications Act of 1996. This finding is important because it means that regulations that apply to telephone companies and other common carriers do not apply to NetZero. NetZero also is not required to contribute a percentage of its gross revenues to support "universal service" subsidies for local telephone services and other public policy objectives, such as enhanced communications systems for schools, libraries, and some health care providers. The FCC action may discourage states from regulating Internet service providers as telecommunications carriers or imposing similar subsidy obligations.

    Nevertheless, Internet-related regulatory policies are continuing to develop, and it is possible that NetZero could be exposed to regulation in the future. For example, in the 1998 report to Congress, the FCC stated its intention to consider whether to regulate voice and fax telephony services provided over the Internet as a "telecommunications" service even though Internet access itself would not be regulated.

    NetZero could also be affected by any change in the ability of its users to reach its network through a dial-up telephone call without any additional charges. The FCC has recently ruled that Internet service providers are enhanced service providers and are thus exempt from the access charges that apply to traditional telecommunications companies. Local telephone companies assess charges on long distance companies for the use of the local telephone network to originate and terminate long distance calls, generally on a per-minute basis. NetZero could be adversely affected by any regulatory change that would result in the imposition of access charges on Internet service providers because this would substantially increase the cost of using the Internet. NetZero could also be adversely affected by other regulatory changes involving carrier compensation. Certain of the telecommunications service providers from whom NetZero purchases telecommunications services were entitled to receive payments known as "reciprocal compensation" from local exchange carriers with respect to their provision of Internet access services. However, in April 2001 the FCC inaugurated a rulemaking proceeding that the agency said would probably result in the elimination of reciprocal compensation for Internet traffic, a change which would decrease revenues for some, if not many, of NetZero's telecommunicationsits providers. In the meantime, the FCC simultaneously established a 36-month transition period which would cap the amount of reciprocal compensation that could be paid to a telephone company. As a result, some, if not many, of NetZero's telecommunications providers will be receiving less compensation from local exchange carriers and might increase the cost of their services to NetZero. Since the largest component of its operating costs is comprised of payments to those telecommunications providers, any increase in such costs would have a material adverse effect on NetZero's gross margins.

    State public utility commissions generally have declined to regulate enhanced or information services. Some states, however, have continued to regulate particular aspects of enhanced services in limited circumstances, such as where they are provided by incumbent local exchange carriers that operate telecommunications networks. Moreover, the public service commissions of some states continue to review potential regulation of these services. NetZero cannot assure you that state regulatory authorities will not seek to regulate aspects of these activities as telecommunications services.

    The Workforce Investment Act of 1998.  The Workforce Investment Act of 1998 amended Section 508 of the Rehabilitation Act of 1973 to require that all Web sites operated by a federal agency be modified to make them accessible to individuals with disabilities. There are proposals to extend this requirement to all Web sites, which, if enacted, could increase NetZero's costs and make its service less attractive to those who are not disabled.

Intellectual Property

    NetZero's success and ability to compete are substantially dependent on its technologies and trademarks, which it protects through a combination of patent, copyright, trade secret and trademark law. NetZero has filed numerous patent applications relating to a variety of NetZero's business methods and technologies.

    NetZero generally enters into confidentiality or license agreements with its employees, consultants and corporate partners, and generally controls access to and distribution of its technologies, documentation and other proprietary information. Despite its efforts to protect its proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use NetZero's solutions or technologies. NetZero cannot be certain that the steps it has taken will prevent misappropriation of its solutions or technologies, particularly in foreign countries where the laws or law enforcement may not protect its proprietary rights as fully as in the United States. NetZero has licensed, and may license in the future, elements of its trademarks, trade dress and similar proprietary right to third parties. While NetZero attempts to ensure that the quality of its brand is maintained by such business partners, such partners may take actions that could materially and adversely affect the value of its proprietary rights or reputation.

    NetZero's zCast technology collects and utilizes data derived from its user activity. This data is used for ad targeting and measuring ad performance. Although NetZero believes that it has the right to use this data, there can be no assurance that third parties will not assert claims against NetZero for using this information. In addition, others may claim rights to the same information. NetZero cannot be certain that any of its proprietary rights will be viable or of value in the future since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving. In particular, there can be no assurance that any of its patent, copyright or trademark applications, now pending or to be filed in the future, will be approved. Even if they are approved, such patents, trademarks or copyrights may be successfully challenged by others or invalidated. NetZero could spend significant funds procuring and attempting to enforce its proprietary rights, and there can be no assurance that such rights will be upheld or will provide NetZero with any significant advantages. If its trademark registrations are not approved because third parties own such trademarks, its use of the trademarks will be restricted unless NetZero enters into arrangements with such third parties. These arrangements may not be available on commercially reasonable terms.

    Furthermore, third parties may assert infringement claims against NetZero. From time to time NetZero has been subject to claims in the ordinary course of its business, including claims of alleged infringement of the trademarks, patents and other intellectual property rights of third parties by NetZero or its users. Any such claims could subject NetZero to significant liability for damages and could result in the invalidation of its proprietary rights. In addition, even if NetZero were to win any such litigation, such litigation could be time-consuming and expensive to defend, and could result in the diversion of its time and attention, any of which could materially and adversely affect its business, results of operations and financial condition. Any claims or litigation may also result in limitations on its ability to use such trademarks, patents and other intellectual property unless NetZero enters into arrangement with such third parties, which may be unavailable on commercially reasonable terms.

    NetZero currently licenses from Oracle the software it uses to run its accounting, billing, finance, and data storage functions. The license agreement requires NetZero to pay annual support and license fees to Oracle. The agreement terminates in April 2004.

Privacy Policy

    NetZero believes that issues relating to the privacy of Internet users and the use of personal information about these users are critically important as the Internet and its commercial use grow. NetZero has adopted and disclosed to its users a detailed policy outlining the permissible uses of information about users and the extent to which such information may be shared with others. NetZero's users must acknowledge and agree to this policy when registering to use its service. NetZero does do not sell or license to third parties any personally identifiable information about users unless they specifically authorize NetZero to do so. However, NetZero uses information about users to improve the effectiveness of advertising by its advertising customers. NetZero is a member of the

TRUSTe program, an independent non-profit organization that audits the privacy statements of Web sites and their adherence to those privacy statements.

Employees

    As of March 31, 2001 and June 30, 2000, NetZero employed 375 and 283, people, respectively. None of these employees are subject to any collective bargaining agreement and relationships with employees are considered to be good.

Facilities

    NetZero's corporate headquarters are located in two facilities in Westlake Village, California. The facilities are 49,000 and 19,000 square feet and the leases expire in May 2009 and December 2006, respectively. NetZero also leases space for its sales and marketing efforts in San Francisco, Chicago, Seattle and New York. Its RocketCash and Simpli.com subsidiaries lease space of approximately 12,000 square feet in Mountain View, CA and Providence, RI, respectively. NetZero is continually evaluating its facilities requirements.

Legal Proceedings

    In December 2001, NetZero sued Juno for patent infringement and filed a motion for a temporary restraining order restricting Juno from displaying banner advertisements on its service. In January 2001, the temporary restraining order was granted and NetZero posted a bond in the amount of $5.0 million. In April 2001, the temporary restraining order was lifted and Juno subsequently informed NetZero that it intended to seek recourse against the bond to recover damages incurred during the time the temporary restraining order was in place. NetZero believes its initial patent claims are meritorious, although the matter will not be decided until a trial on the merits, which may not occur until calendar 2002. If NetZero succeeds on the merits, it does not believe Juno will be entitled to damages as a result of the temporary restraining order. Even if Juno were to succeed in its damage claim, NetZero does not believe that any payments to be made by NetZero in connection therewith would be material to its financial position. However, there can be no assurance of the outcome of this matter. NetZero and Juno have agreed to stay any further proceedings in connection with this legal action until late 2001, by which time the parties expect to have completed the mergers. It is expected that upon completion of the mergers, the legal actions described in this paragraph will be dismissed by the parties.

    In April 2001, NetZero and certain of its officers and directors were served with a complaint(1) alleging violations of the federal securities laws. A number of other complaints(2) have since been filed containing similar allegations, but only two other complaints had been served as of May 31, 2001(3). These complaints were brought as purported shareholder class actions under Sections 11 and 15 of the Securities Act of 1933.

(1)
Bernstein v. NetZero, Inc. et al., United States District Court for the Southern District of New York Case No. 01 CV 3358 (filed April 20. 2001).

(2)
Greenbaum v. NetZero, Inc. et al., United States District Court for the Southern District of New York Case No 01 CV 3528 (filed April 26, 2001); Doner v. NetZero, Inc. et al., United States District Court for the Southern District of New York Case No 01 CV 3534 (filed April 26, 2001); Sanders v. NetZero. Inc. et al., United States District Court for the Southern District of New York Case No. 01 CV 3844 (filed May 7, 2001); Peterson v. NetZero, Inc. et al., United States District Court for the Southern District of New York Case No. 01 CV 3948 (filed May 9, 2001); Williams v. NetZero, Inc. et al., United States District Court for the Southern District of New York Case No 01 CV 4309 (filed May 21, 2001); Grubin v. NetZero, Inc. et al., United States District Court for the Southern District of New York Case No 01 CV 4405 (filed May 22, 2001); Bernstein v. NetZero, Inc. et al., United States District Court for the Southern District of New York Case No 01 CV 4434 (filed May 23, 2001).

(3)
Doner v. NetZero, Inc. et al., United States District Court for the Southern District of New York Case No 01 CV 3534 (filed April 26, 2001); Peterson v. NetZero, Inc. et al., United States District Court for the Southern District of New York Case No. 01 CV 3948 (filed May 9, 2001).

    The complaints generally allege that the prospectus through which NetZero conducted its initial public offering in September 1999 was materially false and misleading because it failed to disclose, among other things, that (a) the underwriters of NetZero's initial public offering had solicited and received excessive and undisclosed commissions from certain investors in exchange for which the underwriters allocated to those investors material portions of the restricted number of NetZero shares issued in connection with initial public offering; and (b) the underwriters had entered into agreements with customers whereby they agreed to allocate NetZero shares to those customers in the initial public offering in exchange for which the customers agreed to purchase additional NetZero shares in the aftermarket at pre-determined prices. The complaints generally seek monetary and rescissionary damages.

    The complaints listed herein are the only complaints NetZero is aware of to have been filed as of May 31, 2001. There may be additional complaints containing similar allegations that have been filed that NetZero is not aware of and there may be similar complaints filed in the future. NetZero anticipates that the complaints listed below that have not yet been served on NetZero will be served in the near future. As of May 14, 2001, NetZero had not yet answered any of the complaints, and discovery had not yet commenced. NetZero believes that the allegations are without merit and intends to defend the actions vigorously.

    The pending lawsuits involve complex questions of fact and law and likely will require the expenditure of significant funds and the diversion of other resources to defend. Although NetZero believes the outcome of outstanding legal proceedings, claims and litigation will not have a material adverse effect on our business, results of operations or financial condition, the results of litigation are inherently uncertain, and an adverse outcome is at least reasonably possible. NetZero is unable to estimate the range of possible loss from outstanding litigation, and no amounts have been provided for such matters in the accompanying consolidated financial statements.

    NetZero is also involved in other legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management, the amount, and ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations or cash flows of NetZero.

Price Range of NetZero Common Stock

    NetZero has been quoted on the Nasdaq National Market under the symbol "NZRO" since September 23, 1999. The following table sets forth, for the periods indicated, the high and low closing prices per share of NetZero common stock as reported on the Nasdaq National Market:

Fiscal 2002	High	Low
First Quarter (through , 2001)
Fiscal 2001	High	Low
First Quarter	$7.938	$2.125
Second Quarter	2.469	0.719
Third Quarter	1.719	0.500
Fourth Quarter
Fiscal 2000	High	Low
First Quarter (from September 24, 1999)	$29.125	$25.313
Second Quarter	33.938	19.000
Third Quarter	35.563	15.000
Fourth Quarter	16.063	5.219

    On June 7, 2001, the last trading day prior to the announcement of the mergers, the last reported sale priced on NetZero common stock was $0.94 per share. As of the record date, there were      holders of record of NetZero common stock.

Dividend Policy

    NetZero has never declared or paid cash dividends on its common stock and does not intend to do so in the foreseeable future.

JUNO'S BUSINESS

    Juno is a leading provider of Internet access to millions of computer users throughout the United States. Juno offers several levels of service, including free basic Internet access, billable premium dial-up service and high-speed broadband access, which is currently provided on a limited scale in selected markets. Unlike most other Internet access providers, Juno offers both free basic and billable premium services, and Juno believes it is unique in having converted hundreds of thousands of individuals from free to paying customers. Juno's strategy of offering several different service levels and its easy-to-use, intuitive software are designed to attract a broad spectrum of users, including those who are just now beginning to explore the Internet. Based on its total of 4.1 million active subscribers during the month of March 2001, Juno is one of the nation's largest Internet access providers. Approximately 910,000 of these active subscribers were subscribed to Juno's billable premium services as of March 2001.

    Juno's services are provided nationwide through more than 4,000 local telephone numbers, which it leases from several providers. These phone numbers can be reached by the vast majority of the U.S. population without having to place a long distance telephone call. Juno derives its revenues primarily from the subscription fees it charges for the use of its premium services, and to a lesser extent from the sale of advertising and from various forms of electronic commerce.

    Juno has been a pioneer in providing Internet services since April 1996, when Juno launched its basic service, which was the first on the Internet to provide free e-mail. In July 1998, Juno introduced its first premium services, which offered features ranging from enhanced e-mail services to full access to the World Wide Web, and for which Juno charged subscription fees. In 1999 and 2000, Juno announced a number of major expansions of its services:

  •
  Juno's Basic Service now provides full Internet access for free in addition to e-mail.
  •
  Juno Web provides competitively priced premium Internet access, supplementing the features of the basic service with free live technical support and customer service, priority access to Juno's network, and the reduction of some forms of on-screen advertising.
  •
  Juno Express is a broadband service designed to provide high-speed access to the Internet through a variety of technologies, including wireless, cable, and digital subscriber line, commonly known as DSL. Juno Express is currently provided on an experimental basis in selected markets around the country.

    In operating its services, Juno has capitalized on the size of its existing user base, advantages Juno believes its technology confers on its cost structure, and its advertising sales and electronic commerce activities. Juno's technology has been designed to maximize hours of consumer contact and potential advertising revenues while minimizing the number of hours each user actually spends connected by telephone to its central computers or to the Web, a key component of its costs. Juno believes its subscribers spend significantly less time connected to the Internet each month than those of its largest competitors, in part because of technology it has developed that enables subscribers to read and write e-mail offline rather than while connected. Importantly, this technology allows Juno to continue displaying highly targetable interactive advertisements throughout this offline time.

    As of March 31, 2001, more than 400 firms had advertised on Juno. In many cases, Juno derives revenues not only from advertising fees but also from conducting electronic commerce in collaboration with its marketing partners. Juno has entered into a number of major strategic marketing alliances, some of which involved multi-million-dollar guaranteed minimum payments to Juno, such as its multi-year relationship with Qwest Communications. Juno's advertising and strategic marketing activities benefit from its ability to target advertising to selected segments of the Juno subscriber base on the basis of a wide variety of information obtained from a detailed electronic questionnaire that must be completed in order to sign up for Juno's basic service.

    In addition to its advertising and strategic marketing relationships, Juno derives revenue from relationships with providers of Web-based content and functionality. All Juno users begin each Web session on its portal site, www.juno.com, which contains tools, information, and product offers supplied by a wide range of strategic partners. Companies with whom Juno has formed this sort of strategic relationship include Amazon.com, eBay and LookSmart.

Juno's Services

    Juno's services and software have been designed with special attention to the needs of consumers who are only now taking their first steps onto the Internet. The needs and preferences of new Internet users often differ significantly from those of early Internet users and computer hobbyists, who tend to be more technically sophisticated. Juno has expended significant effort to make its services easy to use. Juno's fundamental design goal has been to create software and Web-based functionality that novice users can understand at a glance, but which will continue to satisfy subscribers once they have gained more experience. In addition to the basic functions of using the Internet, such as connecting to the Web and sending and receiving e-mail, Juno also offers easy-to-use tools for accessing of variety of Web-based functionality, in-depth online customer service resources, a full-function address book and folders for e-mail management, and access to a wide range of content and community features, all within a simple and visually attractive point-and-click environment.

    Each time Juno subscribers begin a Web session, the first Web pages they see provide them with a broad set of tools and information to help them understand, navigate, and use the Web. Most of the content, directory functionality, and Internet search functions associated with this Web site are currently provided by third parties. Such parties often compensate Juno through either guaranteed or performance-based payments for promoting their content or features to the Juno subscriber base.

    Over time, Juno hopes to continue expanding the set of features it offers its users, and to use such features not only to generate revenue and enhance its services generally, but also to maintain differentiation between its free basic service and its billable premium services. Subscribers who are not yet ready to use or pay for premium features can begin their use of the Internet with its free basic service, then migrate to its premium services once they are ready to do so.

    Free Basic Service.  Juno's basic service provides subscribers with full Internet access, including access to both e-mail and the World Wide Web. Juno's subscribers pay Juno no fees of any sort for the use of its basic service. Users of the free basic service do, however, pay a fee of $1.95 per minute if they wish to get live technical support by phone.

    Juno displays advertisements to users of the free basic service in a variety of locations, including within the main Juno software, on the Web pages comprising Juno's portal site, and on a persistent advertising banner displayed while free service subscribers use the Web.

    After receiving a copy of its software, a new subscriber follows simple, clearly worded on-screen instructions to install Juno on his or her computer, and to select an e-mail address and password. In addition, in order to create an account, each subscriber to its free basic service must complete the Member Profile survey, providing information that can be used for the selective targeting of advertising. Subscribers using a version of its software older than version Juno 4.0, must upgrade to version 4.0 or higher before they can use its basic service to connect to the Web.

    Juno Web.  Juno's premium dial-up Internet access service, Juno Web, augments the basic service by reducing some forms of on-screen advertising and by providing a number of premium features such as priority access to Juno's network. Juno Web subscribers also generally receive access to live technical support by phone at no charge, and are not required to complete the Member Profile.

    Juno Web's list price of $19.95 per month is lower than the standard $23.90 price point offered by America Online or the standard $21.95 price point offered by The Microsoft Network. In addition,

since launching the service in 1998, Juno has made use of a variety of promotional offers that include periods of discounted, free or prepaid access as well as pricing plans that offer Juno Web, sometimes with a reduced premium feature set, for flat monthly rates as low $4.95 and flat annual rates as low as $23.40. At March 31, 2001, most of its billable subscribers were subscribed to a promotional plan offering its service at the flat rate of $9.95 per month. Juno intends to continue experimenting with a variety of pricing plans in the future to determine their impact on profitability, subscriber acquisition, conversion and retention rates.

    Juno Express.  Juno Express is a broadband service designed to provide high-speed Internet access through a variety of technologies such as DSL, cable, and wireless. Juno Express offers consumers all the features of Juno Web plus the benefits of broadband, including the ability to run high-bandwidth multimedia applications that include video and audio content as well as the availability of a dedicated, continuous connection to the Internet. Juno will decide to what extent it will roll out its broadband services as the market for such services evolves, as consumer demand for various competing broadband offerings can be assessed, and as the economics of offering broadband services improves, if it does.

Juno's Strategy

    Juno's principal objective is to maintain its position as a leading provider of consumer Internet-related services while driving its business toward profitability, developing potentially valuable new strategic alliances and continuing its program of ongoing product innovation. In particular, Juno plans to:

    Reduce the Costs Associated With Providing Free Service.  Internal statistics collected toward the end of 2000 showed that approximately 5% of Juno's active free subscriber base was responsible for more than half the total hours its free service was used to access the Web. Starting in the fourth quarter of 2000, Juno began implementing measures designed in part to encourage heavier users of the free service to modify their usage patterns, upgrade to its billable premium services, or participate in other revenue generating activities that might help Juno cover the higher costs they cause Juno to incur. While Juno expects these measures to result in a certain amount of subscriber attrition from the free service, these measures should reduce its average cost of providing service to a free subscriber—other things being equal—and might be expected to lead to some amount of migration from the free service to its billable services.

    Drive Further Migrations to Billable Services.  Juno's software is designed to allow users to easily move to higher levels of service when they are ready to use and pay for them through the point-and-click activation of additional features, and to do so without having to change e-mail addresses. Juno plans to continue marketing its premium services to its existing subscriber base through a variety of advertising messages and promotions delivered through the Juno ad system. Because internal marketing of this sort is generally less expensive for Juno on a per-subscriber basis than subscriber acquisition efforts conducted through direct mail or most other external advertising channels, Juno believes the upward migration of its free basic service subscribers should enable Juno to avoid the relatively high subscriber acquisition costs many of its competitors appear to bear. Juno may also offer additional services or service levels to meet the needs of its users, or may restructure or change the nature or pricing of its various service levels at some point in the future.

    Shift and Enhance Revenue Streams While Reducing Reliance on Advertising Revenue. Due to current industry-wide softness in demand for Internet advertising, Juno is shifting the balance of its revenues toward billable service subscription fees and plans to reduce its reliance on advertising as a source of revenues. To further improve the balance between revenues and expenses, Juno is also investigating ways to increase revenues from those subscribers who use its billable services most heavily, especially those who currently pay a discounted promotional rate for their service.

    Enhance Juno Services to Provide an Increasingly Personalized, Integrated and Engaging Internet Experience. In order to maintain and enhance its subscribers' level of satisfaction with its services, Juno intends to leverage its unique assets, such as the Member Profile data Juno collects, the Juno software its members use, and its current and future relationships with various content and feature providers to enable Juno to offer its members a compelling Internet experience.

    Embrace New Technologies While Maintaining Technology Independence.  Juno currently uses several wholesalers of telecommunications services to connect its subscribers to Juno's central computers and to the Web. Although Juno may at some point consider investing in various forms of networking infrastructure, particularly in cases where a given type of access would otherwise be difficult or prohibitively costly to obtain, it currently expects to continue its extensive use of wholesale providers. Juno believes this strategy enables Juno to remain network-independent, and to switch providers or technologies as cost and performance improvements become available. As a result, Juno believes it can be flexible in responding to subscriber demand for higher-speed access and other types of improved service.

Technology and Infrastructure

    The operation of Juno's services is supported by computer systems and related infrastructure that have successfully sustained high levels of usage and growth. Juno's servers routinely handle more than four million user connections per day. Juno's subscribers have not suffered the sorts of repeated, prolonged system-wide outages that have reportedly affected other online services. To enable its computer and telecommunications facilities to support its large subscriber base, Juno has made a concerted effort to design its systems architecture to be highly flexible, to grow quickly without sacrificing reliability, and to handle problems quickly when they arise.

    To use Juno's services, subscribers initiate telephone connections between their personal computers and computer hardware in local or regional facilities known as points of presence. Juno contracts for the use of points of presence around the country from various telecommunications carriers, including MCI WorldCom Communications, through its UUNET Technologies and MCI WorldCom Advanced Networks divisions; Level 3 Communications; NaviPath; PSINet; Splitrock Services; Sprint Communications Company; Qwest Communications; StarNet; Telia; and XO Communications. These telecommunications companies also carry data between the points of presence and its central computers, which are located in Cambridge, Massachusetts and Jersey City, New Jersey. Subscribers typically bear no expenses for communication beyond the cost, if any, of an ordinary local or regional phone call. Juno estimates that its current set of local access numbers covers the vast majority of the U.S. population. Juno's reliance on several independent providers of network capacity has allowed Juno to provide high quality service throughout the United States while negotiating progressively lower telecommunications rates from these competing providers.

    Juno Web subscribers have more local access numbers from which to choose than do users of its free basic service. Limiting the set of local access numbers available to its free basic service users is one mechanism by which Juno can reduce the cost of providing its free basic service and enhance the relative performance of its premium dial-up service.

    For both its free and its premium services, the time each user spends connected to its central computers is minimized through the use of a patented architecture that allows subscribers to read and compose e-mail messages offline, connecting automatically to Juno's central computer facilities only for the relatively brief period necessary to download incoming mail or upload outgoing messages. Advertisements intended to be shown in the main Juno software are downloaded to a subscriber's computer along with the subscriber's incoming e-mail messages, and are displayed not only while the subscriber is actually connected to its central facilities, but throughout the significantly longer period during which he or she is reading and writing e-mail messages offline, using only his or her own computer. The relatively large ratio between average ad display time, an important revenue-related resource, and average connect time, an important expense item, is essential to the economics of its services. Because Juno believes that a significant fraction of all time spent online by subscribers to the leading Internet access services is attributable to their reading and writing e-mail messages while connected to the services' central computers, Juno believes that its offline e-mail architecture confers an economic advantage on its service relative to those of its competitors. Juno's subscribers currently spend significantly fewer hours connected each month than reported industry averages, and Juno believes its offline architecture is one of the reasons for this relative savings.

Subscriber Acquisition

    Since the launch of its free basic service in 1996, Juno has employed a number of acquisition channels to attract new subscribers, including online distribution of its software through its Web site, direct mail, marketing campaigns through media such as television and print advertising, and distribution partnerships with third parties such as retailers or manufacturers of computer hardware. Juno has also benefited from word-of-mouth and pass-along distribution, where a subscriber to its service brings Juno to the attention of a friend or relative.

    Starting in the second half of 2000, as part of its strategic decision to conserve cash, Juno substantially reduced its subscriber acquisition activities, in particular its use of cash-intensive marketing channels such as direct mail and traditional advertising. Online distribution and pass-along of its software continue to be significant sources of new subscribers to its service, and Juno continues to explore, and from time to time may enter into, third-party distribution partnerships. However, as its principal focus shifts from maximizing subscriber count to driving its business toward profitability, Juno expects to further reduce its marketing expenditures and does not currently plan to expand its use of marketing channels whose use it has effectively suspended, such as direct mail.

    Instead, Juno expects to focus its marketing activities on driving further migrations from its free basic service to its billable premium services. Users of the free basic service are exposed to marketing messages delivered through the Juno ad system encouraging them to upgrade. While Juno cannot predict the ultimate rate of conversion to its billable premium services, it believes that continuing increases in the sophistication of Internet users and in the demands they place on their Internet services may generate interest in the features provided by its premium services among new segments of its user base over time. In addition, when a subscriber to its basic service is ready to begin using a higher level of service, Juno believes that it will be easier and more natural to do so by clicking on a button displayed on the Juno screen that he or she is already using than by identifying and switching to an alternate access provider. When users of Juno's basic service develop an interest in using premium services, Juno believes it is also likely to benefit from individuals' reluctance to switch e-mail addresses, which may make them more likely to obtain premium services from Juno than from another Internet access provider.

Advertising and Strategic Alliances

  Advertising Sales

    Advertising plays an important role in the business model for each of its service levels. Regardless of the level of service to which they subscribe, Juno users view advertisements on the portal site where they begin each Web session and within the main Juno software when they use e-mail, although users of its free basic service may view more advertisements, or more types of advertisements, than users of its premium billable services. Because of the patented advertising technology Juno has developed, it is able to display ads not only during the time a subscriber spends connected to the Internet but also while he or she is using Juno offline to read or write e-mail. Juno thus has a wide variety of advertising opportunities which it can offer marketers interested in communicating with its subscribers, ranging from simple one-time ad placements to broad sponsorships of categories of content, commerce and functionality on its portal site or on the Juno services in general.

    To manage ad creation and campaign development, Juno maintains an in-house ad production and client service staff. Juno also employs an internal sales force to market its ad inventory, with the exception of selected banner inventory, which is currently marketed by third parties.

  Types of Advertising on Juno's Services

    As described above, Juno currently displays advertising in multiple locations within the Juno service. In addition to ads that appear on its portal site—where most of the ads take the form of conventional Web banner ads, supplemented by various types of sponsorship links—Juno displays a variety of ads within the main Juno software:

  •
  Banner ads, which are displayed in the upper right-hand corner of the main Juno screen while the subscriber is reading or composing e-mail messages and in a separate window displayed to free subscribers while they use the Web. Banner ads are displayed on a timed rotation, with a new ad typically appearing every 20 or 30 seconds, and are interactive, offering viewers the opportunity to click on them and respond in a number of ways.
  •
  Interstitial ads, which are displayed while a subscriber's modem is dialing into its central computers to send or receive e-mail or to connect to the Web. Interstitial ads are significantly larger than a banner ad, and are viewed at a time when the subscriber is not yet occupied with any other activity.
  •
  Pop-up ads that interrupt a user's session, and with which the subscriber must interact at least briefly before continuing with his or her session. Pop-up ads are most commonly displayed at the start of a session, immediately after the subscriber types in his or her password, and may contain any of the features of banner ads.
  •
  Direct e-mail ads which subscribers receive in their inbox when they collect new e-mail that has been sent to them. E-mail ads may be text or HTML messages, and can allow subscribers to click through to advertisers' Web sites.

    Advertising on Juno may be purchased on a price-per-impression, price-per-clickthrough or price-per-response basis, or according to special arrangements negotiated on a case-by-case basis. With the exception of some types of Web-based ads, each category of ad may be targeted to a narrowly specified subset of its subscriber base based on data provided by each subscriber in his or her Member Profile. While its privacy policies preclude the dissemination to advertisers or other third parties of any of the data contained in an individual's Member Profile without that individual's consent, aggregate statistical information about the Juno subscriber base is routinely provided to advertisers and can be used to target specific ads to all subscribers satisfying any specified combination of attributes.

  Strategic Marketing Alliances

    Juno has formed a number of large-scale strategic marketing alliances that provide for substantial guaranteed payments to Juno as advances against various forms of revenue-sharing. For example, under Juno's agreement with Qwest Communications, Juno received substantial guaranteed payments as a non-refundable advance against a significant percentage of all revenues derived, on an ongoing basis, from telephone customers recruited through the Juno service.

    These agreements can typically be terminated on short notice by either party, provided, however, that in some cases, the party terminating the agreement is required to make specified payments to the other party.

    Other types of strategic marketing relationships include a number in which Juno has provided advertising credit to other companies in return for distribution of the Juno software, and a number in which Juno has exchanged advertising space with companies on a barter basis.

Competition

    The market for Internet services is extremely competitive and includes a number of substantial participants, including AOL Time Warner, Microsoft and AT&T. The markets for Internet-based advertising and electronic commerce are also very competitive. Juno's ability to compete depends upon many factors, many of which are outside of its control. Juno believes that the primary competitive factors determining success in these markets include effective marketing to promote brand awareness, a reputation for reliability and service, effective customer support, pricing, easy-to-use software and geographic coverage. Other important factors include the timing and introduction of new products and services as well as industry and general economic trends. The market for Internet services has begun to consolidate, and Juno expects competition to increase as some of its competitors grow larger through consolidation or begin to bundle Internet services with other products and services. Juno's current and potential competitors include many large national companies that have substantially greater market presence and financial, technical, distribution, marketing and other resources than Juno has. This may allow them to devote greater resources than Juno can to subscriber acquisition activities and to the development, promotion and distribution and sale of products and services.

    Juno's competitors may be able to charge less for premium Internet services than it does for its billable premium services, or offer services for free that it currently provides only for a fee, which may put pressure on Juno to reduce or eliminate, or prevent Juno from raising, the fees it charges for its billable premium services. Juno may choose, for competitive or other reasons, to lower or eliminate the fees it currently charges for its billable premium services, or enhance the features available to users of its free basic service, in order to remain competitive with other industry participants. Any decrease in such prices could result in a reduction in its billable services revenue and would harm the profitability of its billable services.

    In the near term, however, Juno currently believes it is more likely that it will increase the prices it charges at least some subscribers to its billable premium services, in an effort to increase its billable services revenue and profitability. Any such price increase would be expected to result in subscriber attrition, possibly to an extent sufficient to cause overall revenues from billable services to decline, which outcome could cause its business and financial results to suffer.

    In recruiting subscribers for its services, Juno currently competes, or expects to compete, with the following types of companies, among others:

  •
  National providers of Internet access such as AOL Time Warner, Earthlink, and The Microsoft Network, including some companies, such as Bluelight.com and NetZero, that offer some level of Internet access for free;
  •
  Numerous independent regional and local Internet service providers that may offer lower prices than most national Internet service providers;
  •
  Various national and local telephone companies such as AT&T, MCI WorldCom Communications and Pacific Bell, a division of SBC Telecom;
  •
  Companies providing Internet access through "set-top boxes" connected to a user's television, such as WebTV, or through a "cable modem" connected to a user's personal computer, such as Excite@Home; and
  •
  Companies providing Internet access services using other broadband technologies, including DSL, such as the Regional Bell Operating Companies and various partners of Covad and Rhythms.

    In addition, Microsoft and Netscape, publishers of the Web browsers utilized by most Internet users, including Juno subscribers, each own or are owned by online or Internet service providers that compete with Juno.

    In addition to competition from the types of companies listed above, Juno also faces the risk that subscribers to its premium billable services will migrate to its free basic service, which would result in a decrease in its subscription revenues.

    Juno does not currently offer services internationally, other than to a small base of users located in Canada. If the ability to provide Internet services internationally becomes a competitive advantage in its markets and Juno does not begin to provide services internationally, it will be at a competitive disadvantage.

    With respect to the generation of advertising and electronic commerce revenue, Juno competes with many of the market participants listed above as well as with various advertising-supported Web sites, including portal sites such as Yahoo and Lycos, content sites such as CNET and CNN.com, and interactive advertising networks and agencies such as DoubleClick and 24/7 Media. Juno also competes with traditional media such as print and television for a share of advertisers' total advertising budgets.

    If advertisers perceive the Internet to be a limited or ineffective advertising medium or perceive Juno to be less effective or less desirable than other Internet advertising vehicles, advertisers may be reluctant to advertise on Juno's services.

    In addition to intense competition, the overall market for Internet advertising has been characterized in recent quarters by continuing and significant reduction in demand, the reduction or cancellation of advertising contracts, a significant increase in uncollectible receivables from advertisers, and a significant reduction of Internet advertising budgets, especially by Internet-related companies. In addition, an increasing number of Internet-related companies have experienced deteriorating financial results and liquidity positions, and/or ceased operations or filed for bankruptcy protection, or may be expected to do so. The impact of these trends is exacerbated in Juno's case because of the large percentage of Juno's advertisers that are Internet-related companies. If demand for Internet advertising in general or its advertising inventory in particular does not increase or declines further, if its advertisers reduce or cancel their contracts with Juno or if Juno is unable to collect amounts they owe Juno for contracts it fulfills, its business and financial results may suffer.

    Juno's competition has increased and is likely to continue to increase. Juno believes this will probably happen as Internet service providers consolidate and become larger, more competitive companies, and as large diversified telecommunications and media companies acquire Internet service providers. Many market participants offer services similar to one or more of the services Juno provides. Other market participants may introduce free or billable Internet services that compete with Juno's. The larger Internet service providers, including AOL Time Warner, offer their subscribers a number of services that Juno does not currently provide. Some diversified telecommunications and media companies, such as AT&T, have begun to bundle other services and products with Internet access services, potentially placing Juno at a significant competitive disadvantage. Additionally, some Internet service providers and personal computer manufacturers have formed strategic alliances to offer free or deeply discounted computers to consumers who agree to sign up with the service provider for a one-year or multi-year term. In a variant on this approach, some Internet service providers have secured strategic relationships with manufacturers or retailers of computer equipment in which the service provider finances a rebate to consumers who sign up with the service provider for one or more years. In the past, Juno has formed several such relationships, and did not find them effective as a means of attracting new subscribers to its services. Juno's competitors may be able to establish strategic alliances or form joint ventures that put Juno at a serious competitive disadvantage. Increasing competition could result in increased subscriber attrition. It could also put pressure on Juno to increase its spending for sales and marketing and for subscriber acquisition and retention activities at a time when Juno may not have adequate cash resources to devote to such activities. Competition could also require Juno to lower the prices Juno charges for its billable premium services, or eliminate such fees altogether, in order to maintain its marketplace position, or, alternatively, could cause its marketplace position to suffer if, as Juno currently believes is more likely, Juno was to increase the prices it charges at least some subscribers to its billable services. Any of these scenarios could harm its business and financial results, and Juno may not have the resources to continue to compete successfully.

Government Regulation

    Providers of Internet access and e-mail services are not subject to direct regulation by the Federal Communications Commission, but changes in the regulatory environment relating to the telecommunications and media industries could have an effect on its business. For example, some telecommunications carriers have sought to have communications over the Internet regulated by the FCC in the same manner as other more traditional telecommunications services. Local telephone carriers have also petitioned the FCC to regulate Internet access providers in a manner similar to long distance telephone carriers and to impose access fees on these providers, and recent events suggest that they may be successful in obtaining the treatment they seek. In addition, Juno operates its services throughout the United States, and regulatory authorities at the state level may seek to regulate aspects of its activities as telecommunications services. As a result, Juno become subject to FCC and state regulation as Internet services and telecommunications services converge.

    Juno remains subject to numerous additional laws and regulations that could affect its business. Because of the Internet's popularity and increasing use, new laws and regulations with respect to the Internet are becoming more prevalent. These laws and regulations have covered, or may cover in the future, issues such as:

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  user privacy;
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  pricing and disclosure of pricing terms;
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  intellectual property;
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  federal, state and local taxation;
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  distribution; and
  •
  characteristics and quality of products and services.

    Legislation in these areas could slow the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium. Additionally, because Juno relies on the collection and use of personal data from its subscribers for targeting advertisements shown on its services, it may be harmed by any laws or regulations that restrict its ability to collect or use this data. Specifically, the Federal Trade Commission has begun investigations into the privacy practices of companies that collect information about individuals on the Internet. In addition, the FTC is conducting an ongoing investigation into the marketing practices of Internet-related companies, including Juno. At the FTC's request, Juno provided marketing-related and customer service-related information concerning its services. On the basis of these submissions, the FTC staff has claimed, among other things, that Juno's disclosure practices about the possibility of users incurring telephone charges were insufficient, and that Juno's cancellation policies for subscribers to its pay services were unduly restrictive. On the basis of its discussions with the FTC staff, Juno began implementing modifications to the disclosure it makes about telecommunications charges that users might incur and to its pay services cancellation practices.

    On May 15, 2001, the FTC announced a consent agreement with Juno concerning the advertising of Juno's Internet access services. The consent agreement, which was issued for public comment, remains subject to a public comment period and final approval by the FTC. Under the terms of the consent agreement, Juno would be barred from making misrepresentations about the cost of its Internet access services, and would be required to disclose the cancellation terms for these services in a clear and conspicuous manner, provide adequate customer support to process subscribers' requests to cancel, and to make prominent disclosure that subscribers may incur long distance telephone charges while using Internet access services. The proposed settlement would also require Juno to give notice to certain subscribers who cancelled the service and identified the unavailability of local access numbers, or the incurrence of long distance charges, as a reason or who participated in specified rebate programs. Under the terms of the consent agreement, Juno would provide an opportunity for such subscribers to apply for refunds for long distance telephone charges they incurred to use Juno's services for up to two months following their subscription. Subject to the final outcome after the public comment period, it is anticipated Juno will be required, under a consent order or otherwise, to make compensatory payments and, potentially, to further revise its advertising and marketing materials, and to make further modifications to its business practices.

    It may take years to determine how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. Any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could harm Juno. Additionally, while Juno does not currently operate outside of the United States, other than offering services to a small base of users located in Canada, the international regulatory environment relating to the Internet market could have an adverse effect on its business, especially if Juno should expand internationally.

    The growth of the Internet, coupled with publicity regarding Internet fraud, may also lead to the enactment of more stringent consumer protection laws. For example, numerous bills have been presented to Congress and various state legislatures designed to address the prevalence of unsolicited commercial bulk e-mail on the Internet. These laws may impose additional burdens on its business. The enactment of any additional laws or regulations in this area may impede the growth of the Internet, which could decrease its potential revenues or otherwise cause its business to suffer.

Intellectual Property

    Juno has been granted six U.S. patents covering aspects of its technology for the offline display of advertisements and the authentication and dynamic scheduling of advertisements and other messages to be delivered to computer users. Juno has also filed a number of other U.S. patent applications relating to additional aspects of its business. There can be no assurance, however, that these applications will result in the issuance of patents, that any patents that have been granted or that might be granted in the future will provide Juno with any competitive advantages or will be exploited profitably by Juno, or that any of these patents will withstand any challenges by third parties. There can be no assurance that others will not obtain and assert patents against Juno which are essential for its business. If patents are asserted against Juno, there can be no assurance that it will be able to obtain license rights to those patents on reasonable terms or at all. If Juno is unable to obtain licenses, it may be prevented from operating its business and its financial results may therefore be harmed. Except as described above, Juno relies solely on copyright and trademark law, trade secret protection and confidentiality agreements with its employees and with some third parties to protect proprietary technology, processes, and other intellectual property to the extent that protection is sought or secured at all. There can be no assurance that any steps it might take will be adequate to protect against misappropriation of its intellectual property by third parties. Similarly, there can be no assurance that third parties will not be able to independently develop similar technology, processes, or other intellectual property. Furthermore, there can be no assurance that third parties will not assert claims against Juno for infringement of their intellectual property rights.

    On December 26, 2000, NetZero, Inc. filed a lawsuit in the United States District Court for the Central District of California alleging that Juno has infringed NetZero's U.S. patent No. 6,157,946. For additional information, see "Juno's Business—Legal Proceedings."

Employees

    As of March 31, 2001, Juno employed 303 people in the United States and India, of whom 133 were in operations, sales and marketing, and customer support; 107 were in engineering, product development and network operations; and 63 were in finance, legal and administration. Juno's employees are not covered by any collective-bargaining arrangements, and Juno considers its relations with its employees to be good.

Properties

    Juno's principal executive office is located in New York, New York, where Juno leases approximately 46,000 square feet. In addition, Juno leases additional office space in New York City and also leases offices in San Francisco, California; Cambridge, Massachusetts; Washington, D.C.; and Hyderabad, India. Juno believes that its current office space is sufficient to accommodate its operations and does not expect to lease additional office space in the near future.

Legal Proceedings

    Juno is involved in disputes and litigation in the ordinary course of its business, as well as the particular matters described below:

    In June 2000, Juno entered into a subscriber referral agreement with Freewwweb, a provider of free Web access that had elected to cease operations. Because Freewwweb and its affiliates had sought the protection of Chapter 11 of the Bankruptcy Code, this agreement was subject to approval by the U.S. Bankruptcy Court for the Southern District of New York. On July 19, 2000, the Bankruptcy Court granted Freewwweb's motion to approve the agreement. Thereafter, Juno began the subscriber referral process, which included Freewwweb's voluntary delivery to Juno of a computer file containing its subscribers' e-mail addresses and passwords in order to enable Juno to provide e-mail forwarding services to any former Freewwweb subscribers who chose to sign up for Juno. On August 1, 2000, Freewwweb and its principals filed a pleading with the Bankruptcy Court asserting that Juno is obligated to pay compensation in an amount in excess of $80 million solely as a result of the delivery to Juno of this file. Freewwweb's assertion is based on the premise that Juno should pay a subscriber referral fee for every former Freewwweb subscriber whose e-mail address and password was contained in the file, rather than, as stipulated in the agreement approved by the Bankruptcy Court, the significantly smaller number of former Freewwweb subscribers who actually created a new Juno account and used such account to access the Web for at least a specified minimum amount of time in a specified qualification period. Juno believes that Freewwweb's assertions are entirely without merit, that Freewwweb is not entitled to the additional consideration it seeks and that the likelihood that Freewwweb will be awarded any material compensation is remote. Juno has commenced a proceeding with the Bankruptcy Court requesting a ruling on this issue, and is seeking monetary damages against Freewwweb. Juno intends to defend its interests vigorously in this matter.

    Juno filed an action against Qualcomm Incorporated and NetZero in the United States District Court for the District of Delaware on June 1, 2000, alleging that the defendants have infringed its U.S. Patent No. 5,809,242. The complaint was served on the defendants on September 25, 2000. Juno's patent, issued in 1998, relates to technology developed by Juno that enables advertisements and other content to be displayed to an Internet user while that user is offline. The complaint alleges that a version of Qualcomm's Eudora e-mail software includes a setting called "sponsor mode" that enables advertising to be displayed while the user reads and writes e-mail offline. NetZero had begun distributing this version of Eudora and had engaged in activities to encourage its subscribers to use it. Juno's lawsuit seeks declaratory relief, permanent injunctive relief and actual and punitive damages against both defendants. On November 6, 2000, the defendants filed an answer and counterclaim in which they seek to have the court declare Juno's patent invalid. Juno's company policy is to vigorously pursue the protection of its intellectual property rights. Juno has not ruled out the possibility that a settlement of this dispute would be in its best interests, if it can avoid the time, expense, management distraction and uncertainty of litigation. There can be no assurance that a settlement, if any can be reached, would achieve the results that might have been available to Juno through litigation, or would otherwise be advantageous to Juno. It is expected that upon completion of the mergers, the legal actions described in this paragraph will be dismissed by the parties.

    On December 26, 2000, NetZero filed a separate action in the United States District Court for the Central District of California, alleging that Juno has infringed U.S. Patent No. 6,157,946. NetZero has alleged that the persistent advertising and navigation banner displayed to users of Juno's free service while they use the Web, along with other elements of Juno's service, infringes the patent. NetZero is seeking unspecified monetary damages, attorneys fees, and injunctive relief, including a prohibition on Juno's continuing to offer its free service in its current form. On January 5, 2001, the court entered an interim temporary restraining order prohibiting Juno from displaying third-party advertisements in the persistent advertising and navigation banner. Following a court hearing on April 12, 2001, the temporary restraining order was lifted. Accordingly, no injunctive restrictions are currently in force in the period prior to trial. Juno expects that a trial will commence later this year, and Juno intends to defend its interests vigorously in this matter, unless the mergers are completed before the trial begins. NetZero and Juno have agreed to stay any further proceedings in connection with this legal action until late 2001, by which time the parties expect to have completed the mergers. It is expected that upon completion of the mergers, the legal actions described in this paragraph will be dismissed by the parties.

Price Range for Juno Common Stock

    Juno has been quoted on the Nasdaq National Market under the symbol "JWEB" since May 1999. The following table sets forth, for the period indicated, the high and low prices per share for its common stock as reported on the Nasdaq National Market:

2001	High	Low
First Quarter	$4.5000	$0.7500
Second Quarter
Third Quarter (through , 2001)
2000	High	Low
First Quarter	$48.6250	$14.0000
Second Quarter	16.1250	5.7500
Third Quarter	11.8130	3.5000
Fourth Quarter	4.4690	0.5940
1999	High	Low
Second Quarter (from May 26, 1999)	$29.3750	$8.8750
Third Quarter	27.7500	12.0625
Fourth Quarter	87.0000	14.0000

    On June 7, 2001, the trading day before the announcement of the mergers, the last reported sale price on Juno common stock was $1.48 per share. As of the record date, there were            shareholders of record of Juno common stock.

Dividend Policy

    Juno has never declared or paid cash dividends on its common stock and does not intend to do so in the foreseeable future.

NETZERO'S MANAGEMENT

    The directors and executive officers of NetZero, and their ages and positions as of May 31, 2001, are as follows:

Name	Age	Position
Mark R. Goldston	46	Chairman, Chief Executive Officer and Director
Ronald T. Burr	36	President and Director
Stacy A. Haitsuka	35	Senior Vice President, Technology
Charles S. Hilliard	37	Senior Vice President, Finance and Chief Financial Officer
Gerald J. Popek	54	Senior Vice President and Chief Technology Officer
Frederic A. Randall, Jr.	44	Senior Vice President, General Counsel and Secretary
Robert J. Taragan	44	Senior Vice President and General Manager CyberTarget
Brian Woods	41	Senior Vice President and Chief Marketing Officer
James T. Armstrong	35	Director
Robert Berglass	62	Director
Jennifer S. Fonstad	35	Director
Dennis Holt	64	Director

    Mark R. Goldston has been NetZero's Chairman and Chief Executive Officer and a director since March 1999. Prior to joining NetZero, Mr. Goldston served as Chairman and Chief Executive Officer of The Goldston Group, a strategic advisory firm, from December 1997 to March 1999. From April 1996 to December 1997, he served as President, Chief Executive Officer and a director of Einstein/Noah Bagel Corp. after founding and serving his initial term with The Goldston Group from June 1994 to April 1996. Mr. Goldston also served as President and Chief Operating Officer of L.A. Gear from September 1991 to June 1994 and as a principal of Odyssey Partners, L.P., a private equity firm, from September 1989 to September 1991. Before joining Odyssey Partners, L.P., Mr. Goldston held various executive positions including Chief Marketing Officer of Reebok, President of Faberge USA, Inc. and Vice-President of Marketing Worldwide for fragrance and skincare at Revlon, Inc. Mr. Goldston is the author of a business book entitled The Turnaround Prescription published in 1992 and is the named inventor on 12 separate U.S. patents on products such as inflatable pump athletic shoes and lighted footwear. Mr. Goldston received his B.S.B.A. in Marketing and Finance from Ohio State University and his M.B.A. (M.M.) from the J.L. Kellogg School at Northwestern University. He serves on the Dean's Advisory Board of the J.L. Kellogg School and the Dean's Advisory Board of the Ohio State University Fisher School of Business.

    Ronald T. Burr is a co-founder of NetZero and has been its President and a director since July 1997, and was its Chief Technology Officer from March 1999 to October 2000. Mr. Burr was also its Chief Executive Officer from July 1997 to March 1999. From 1991 to 1998, Mr. Burr was President of Impact Software, a software consulting firm which he co-founded. From 1989 to 1991, Mr. Burr held a senior position as a consulting technical team leader on a development project jointly produced by IBM and Security Pacific Automation Company. From 1983 to 1989, Mr. Burr held various management positions, including vice president of software development with Vault Corporation, an Allen & Co. venture funded software start-up company.

    Stacy A. Haitsuka is a co-founder of NetZero and has been its Senior Vice President, Technology since March 1999. From July 1997 to March 1999, Mr. Haitsuka was its Chief Technology Officer and a member of its Board of Directors. Mr. Haitsuka also served as NetZero's Secretary from July 1997 to May 1999. From May 1991 to September 1998, Mr. Haitsuka was the Vice-President of Impact Software, a software consulting company that he co-founded. Prior to May 1991, Mr. Haitsuka held various positions relating to programming, image processing and business transactions at Security Pacific Automation Corporation. Mr. Haitsuka received his B.S. in Computer Science from California State University at Dominguez Hills.

    Charles S. Hilliard has been NetZero's Senior Vice President, Finance and Chief Financial Officer since April 1999. Prior to joining NetZero, Mr. Hilliard served as an investment banker with Morgan Stanley & Co. from May 1994 to April 1999, most recently as a Principal in the Corporate Finance Department. From August 1990 to May 1994, he served in the Mergers & Acquisitions and Corporate Finance departments of Merrill Lynch & Co. Mr. Hilliard served as a tax accountant with Arthur Andersen & Co. from September 1985 to July 1988 and was licensed as a Certified Public Accountant in January 1988. Mr. Hilliard received his B.S. in Business Administration from the University of Southern California and his M.B.A. with distinction from the University of Michigan.

    Gerald J. Popek has been NetZero's Senior Vice President and Chief Technology Officer of NetZero since October 2000. Prior to joining NetZero, Mr. Popek was Chief Technology Officer at CarsDirect.com and Chief Technology Officer at PLATINUM Technology, Inc. He was a member of the Defense Science Board, which selected the technology base for the United States Department of Defense that became the Internet. Mr. Popek has a B.S. in Nuclear Engineering, with honors, from New York University and a Ph.D. in Applied Mathematics from Harvard University.

    Frederic A. Randall, Jr. has been NetZero's Senior Vice President and General Counsel since March 1999. Mr. Randall was appointed Secretary in May 1999. Prior to joining NetZero, Mr. Randall was a partner at Brobeck, Phleger & Harrison LLP from January 1991, and an associate from 1984 to December 1990. Mr. Randall received his B.A. in English Literature with distinction from the University of Michigan and his J.D., cum laude, from the University of San Francisco School of Law.

    Robert J. Taragan has been a Senior Vice President and General Manager of NetZero's CyberTarget Division since March of 2000. Prior to joining NetZero, Mr. Taragan held various management positions with Nielsen Media Research for 21 years. His positions included Executive Vice President of Marketing and General Manager of Local Services. While at Nielsen he also established the Nielsen Sports Marketing Service, extending Nielsen's services to all major U.S. sports leagues. Mr. Taragan received his B.A. in Economics from Colgate University.

    Brian Woods has been a Senior Vice President and NetZero's Chief Marketing Officer since December 1999. Mr. Woods served as Chairman and Chief Executive Officer of Aim TV, Inc. from May 1999 until NetZero acquired Aim TV in December of 1999. Prior to his position with Aim TV, Mr. Woods was affiliated with Planet Hollywood from 1996 until 1998 as the President of the Entertainment Division for Planet Hollywood International. From 1988 to 1996, Mr. Woods served in several management positions at Blockbuster Entertainment Group, including Executive Vice President and Chief Marketing Officer. Mr. Woods was also Co-Chairman of the Viacom Marketing Council from 1993 to 1995.

    James T. Armstrong has been a director since September 1998. Mr. Armstrong has been a Managing Director with Clearstone Venture Partners since August 1998. From May 1995 to August 1998, Mr. Armstrong was with Austin Ventures. From September 1989 to March 1992, Mr. Armstrong was a senior auditor with Ernst & Young. Mr. Armstrong serves on the board of directors for several private companies. Mr. Armstrong received his B.A. in Economics from the University of California at Los Angeles and his M.B.A. with honors from the University of Texas.

    Robert Berglass has been a director since November 1999. Mr. Berglass currently is the Chairman, Chief Executive Officer and President of Schwarzkopf & DEP, Inc. (formerly DEP Corporation), a division of Henkel KGAA, and has held those positions since DEP Corporation was acquired by Henkel KGAA in 1998. From 1969 to 1998, Mr. Berglass was the Chairman, Chief Executive Officer and President of DEP Corporation. Prior to the acquisition by Henkel KGAA, the company successfully completed a reorganization in less than seven months under Chapter 11 of the Federal Bankruptcy Code in 1996. Before joining DEP Corporation, Mr. Berglass held various positions at

Faberge, Inc., including Corporate Executive Vice President. Mr. Berglass has more than 40 years of consumer marketing experience.

    Jennifer S. Fonstad has been a director since January 1999. Ms. Fonstad is Managing Director of Draper Fisher Jurvetson. Ms. Fonstad also serves on the board of directors for several private companies. From January 1997 to May 1997, she worked with SensAble Technologies. She held management positions with the Planning Technologies Group, now part of the Nextera Group, from January 1995 to May 1996 and a start-up company based in Central Europe from September 1991 to May 1993. Ms. Fonstad began her career as an Associate Consultant with Bain & Company. Ms. Fonstad received her B.S. cum laude in Economics from Georgetown University and her M.B.A. with distinction from Harvard.

    Dennis Holt has been a director since January 2001. Mr. Holt founded Western International Media, the world's first media buying service, and he currently serves as Chairman and Chief Executive Officer of Patriot Communications LLC, a telecommunications service bureau, which he created in 1990 as a subsidiary of Western International Media.

Director Compensation

    NetZero's directors receive no cash remuneration for serving on its board of directors or any board committee. Under its 1999 Stock Incentive Plan, non-employee directors may receive option grants and other equity incentives pursuant to the director fee option grant programs. Employee directors are also eligible to receive stock option grants and direct issuances of common stock under NetZero's 1999 Stock Incentive Plan. None of the directors received any option grants or equity incentives in connection with their participation on NetZero's board of directors during the 2000 fiscal year. Mr. Berglass and Mr. Holt each received an option grant of 120,000 shares which vests annually over three years at the time they became board members.

Summary Compensation

    The following table provides summary information concerning the compensation earned for services rendered during the 1999 and 2000 fiscal years by NetZero's chief executive officer and each of the four other most highly compensated executive officers whose aggregate salary and bonus for the 2000 fiscal year were in excess of $100,000. With the exception of Ms. Procida, who left NetZero in September 2000, these individuals will continue as our officers and directors after the mergers and are sometimes referred to as the "named executive officers."

Summary Compensation Table

Long-Term Compensation Awards
Annual Compensation
Name and Principal Position				Other Compensation	Securities Underlying Options(1)
	Year	Salary	Bonus
Mark R. Goldston Chairman and Chief Executive Officer	2000 1999	200,000 46,154	637,500 50,000	— —	1,571,596 6,286,383
Ronald T. Burr President	2000 1999	150,000 102,542	93,750 25,000	— —	100,000 —
Charles S. Hilliard Senior Vice President, Finance and Chief Financial Officer	2000 1999	140,000 21,538	122,171 —	—	240,000 1,200,000
Frederic A. Randall, Jr. Senior Vice President and General Counsel	2000 1999	135,000 31,154	117,500 —	— —	210,000 1,050,000
Perri S. Procida(2) Senior Vice President, Sales	2000 1999	135,000 18,692	56,250 —		180,000 900,000

(1)
All of the options appearing in this table for the 2000 fiscal year were cancelled in July 2000. In connection with the cancellation of these options, each of the named executive officers received a restricted stock award for that number of shares equal to half of the shares subject to the cancelled option grant. The shares of NetZero's common stock subject to such award will vest and be issued in 12 successive equal quarterly installments beginning in August 2000. The stock award was made on July 7, 2000, when the closing price of its common stock on the Nasdaq National Market was $5.50 per share.

(2)
Ms. Procida has not been employed by NetZero since September 8, 2000.

Option/SAR Grants In Last Fiscal Year

    The following table contains information concerning the stock options granted to NetZero's named executive officers during the 2000 fiscal year. All of the grants were made under NetZero's 1999 Stock Incentive Plan. No stock appreciation rights were granted to NetZero's named executive officers during the 2000 fiscal year.

		Individual Grants
		% of Total Options Granted to Employees in Fiscal Year 2000			Potential Realization Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted(1)
Name			Exercise Price Per Share	Expiration Date
					5%	10%
Mark R. Goldston	1,571,596	22.0	$19.25	03/07/10	$19,026,089	$48,215,846
Ronald T. Burr	100,000	1.4	19.25	03/07/10	1,210,622	3,067,954
Charles S. Hilliard	240,000	3.4	19.25	03/07/10	2,905,493	7,363,090
Frederic A. Randall, Jr.	210,000	3.0	19.25	03/07/10	2,542,307	6,442,704
Perri S. Procida	180,000	2.5	19.25	03/07/10	2,179,120	5,522,318

(1)
All of the options appearing in this table had the following vesting schedule: one-third of the grant was to vest in 48 equal monthly installments commencing on the date of grant, one-third of the grant was to vest in 48 equal monthly installments commencing on the first anniversary of the date of grant and one-third of the grant was to vest in 48 equal monthly installments commencing on the second anniversary of the date of grant. However, all of the options were cancelled in July 2000. In connection with the cancellation of these options, each of NetZero's named executive officers received a restricted stock award for that number of shares equal to half of the shares subject to the cancelled option grant. The shares of NetZero common stock subject to such award will vest and be issued in 12 successive equal quarterly installments beginning in August 2000. The stock award was made on July 7, 2000, when the closing price of NetZero's common stock on the Nasdaq National Market was $5.50 per share.

Aggregated Option Exercises and Fiscal Year End Values

    The following table provides information with respect to NetZero's named executive officers, concerning the exercise of options during the 2000 fiscal year and unexercised options held by them at the end of that fiscal year. None of NetZero's named executive officers exercised any stock appreciation rights during the 2000 fiscal year and no stock appreciation rights were held by NetZero's named executive officers at the end of that year.

			Number of Securities Underlying Unexercised Options(2)				Value of Unexercised in-the-Money Options at Fiscal Year End
Name	Shares Acquired on Exercise	Value Realized(1)
			Exercisable		Unexercisable		Exercisable	Unexercisable
Mark R. Goldston	—	—	32,741		1,538,855		—	—
Ronald T. Burr	—	—	2,083		97,917		—	—
Charles S. Hilliard	—	—	5,000		235,000		—	—
Frederic A. Randall, Jr.	—	—	4,375		205,625		—	—
Perri S. Procida	243,750	$1,739,885	22,500	(3)	813,750	(3)	$117,423	$4,246,799

(1)
Based upon the market price of the purchased shares on the exercise date less the option price paid for those shares.

(2)
Except for a portion of the options listed for Ms. Procida, all of the options appearing in this table were cancelled in July 2000, as more fully described in footnote (1) to the previous table covering option grants in the last fiscal year.

(3)
A portion of Ms. Procida's options set forth in this table were cancelled in July 2000. The portion that was cancelled is set forth in the previous table covering option grants in the last fiscal year.

Employment Agreements and Change in Control Arrangements

  Employment Agreements

    Mark R. Goldston entered into a four-year employment agreement, effective as of March 20, 1999, the terms of which were amended and extended to February 2005 pursuant to an amendment dated February 9, 2001, under which Mr. Goldston serves as NetZero's Chief Executive Officer and Chairman. Under this agreement, as amended, Mr. Goldston received a base salary of $200,000 per year or such greater amount as determined by the board of directors. During the first two years of the agreement, Mr. Goldston received a guaranteed bonus of $200,000 per year, payable in four quarterly installments. Mr. Goldston received a signing bonus of $300,000 on January 1, 2000. In addition, NetZero gave Mr. Goldston benefits that it makes available to its employees in comparable positions, and it granted Mr. Goldston an immediately exercisable option to purchase 6,286,383 shares of common stock at an exercise price per share of $0.10. Mr. Goldston exercised his option in full; however, the option shares are subject to repurchase by NetZero at the price he paid for his shares. This repurchase right lapses monthly in 48 equal installments. Effective July 2000, NetZero's board of directors increased Mr. Goldston's base salary to $550,000 per year. Mr. Goldston was also granted a restricted stock award on July 12, 2000 of 785,798 shares of common stock, which vests and will be issued in 12 successive equal quarterly installments beginning in August 2000, and was granted an additional option to purchase 2,000,000 shares of common stock on February 9, 2001 at a price per share of $1.00, 25% of which vests on the first anniversary of the date of grant and the remainder of which vests in 36 equal monthly installments thereafter. If Mr. Goldston's employment is terminated without cause, or if following a change in control Mr. Goldston resigns for specified reasons, he will be entitled to receive a lump sum severance payment of four times his base salary and annual bonus. In addition, all of his option shares and restricted stock grants will vest in full. If his employment is terminated by reason of death or permanent disability, Mr. Goldston will be credited with an additional 24 months of vesting on his option shares. Mr. Goldston has agreed that, for a period of eighteen months following the termination of his employment with NetZero, he will not engage in specified competitive business activities.

    Charles S. Hilliard entered into a four-year employment agreement, effective as of April 17, 1999, the terms of which were amended and extended to February 2005 pursuant to an amendment dated February 9, 2001, under which Mr. Hilliard serves as Senior Vice President, Finance and Chief Financial Officer. Pursuant to this agreement, as amended, Mr. Hilliard received a base salary of $140,000 (or such greater amount as determined by NetZero's board of directors) plus a performance-based bonus of up to 50% of his base salary. In addition, NetZero gave Mr. Hilliard benefits that it makes available to its employees in comparable positions, and NetZero granted Mr. Hilliard an immediately exercisable option to purchase 1,200,000 shares of its common stock at a price per share of $0.33. Mr. Hilliard exercised his option in full; however, the option shares are subject to repurchase by NetZero at the price paid for his shares. This repurchase right lapsed with respect to 25% of the option shares upon the first anniversary of Mr. Hilliard's employment and lapses with respect to the remaining 75% of the option shares over 36 equal monthly installments thereafter. NetZero also agreed to sell to Mr. Hilliard, and Mr. Hilliard purchased, 225,000 shares of NetZero's Series D preferred stock at a price per share of $1.84. Effective July 2000, NetZero's board of directors increased Mr. Hilliard's base salary to $250,000 per year. Mr. Hilliard was also granted a restricted stock award on July 12, 2000 of 120,000 shares of common stock, which vests and will be issued in 12 successive equal quarterly installments beginning in August 2000, and was granted an additional option to purchase 425,000 shares of common stock on February 9, 2001 at a price per share of $1.00, 25% of which vests on the first anniversary of the date of grant and the remainder of which vests in 36 equal monthly installments thereafter. Mr. Hilliard's employment is subject to termination at any time by him or by NetZero. If Mr. Hilliard's employment is terminated without cause or if he is involuntarily terminated upon a change in control, he will be entitled to receive a lump sum payment of four times his base salary and annual bonus and all of his option shares and restricted stock grants shall vest immediately. If he is terminated without cause, other than following a change in control, or his employment is terminated by reason of death or permanent disability, Mr. Hilliard will be credited with an additional 12 months of vesting on his option shares and restricted stock grants. Mr. Hilliard has agreed that, for a period of eighteen months following the termination of his employment with NetZero, he will not engage in specified competitive business activities.

    Gerald J. Popek entered into an employment arrangement with NetZero effective as of September 25, 2000, pursuant to which Mr. Popek serves as Senior Vice President and Chief Technology Officer. Mr. Popek receives a base salary of $250,000 or such greater amount as determined by NetZero's board of directors, plus a performance-based bonus of up to 50% of his base salary. Mr. Popek received a signing bonus of $75,000. In addition, NetZero gave Mr. Popek benefits that it makes available to its employees in comparable positions, and it granted Mr. Popek an option to purchase 500,000 shares of its common stock at a price per share of $2.44. Twenty-five percent of the option vests on the first anniversary of Mr. Popek's employment and the remainder vests in 36 equal monthly installments thereafter. On February 9, 2001, Mr. Popek was granted an additional option to purchase 125,000 shares of common stock at a price per share of $1.00, 25% of which vests on the first anniversary of the date of grant and the remainder of which vests in 36 equal monthly installments thereafter. Mr. Popek's employment is subject to termination at any time by him or by NetZero. If Mr. Popek's employment is terminated without cause, he will be entitled to receive a payment of $250,000.

    Frederic A. Randall, Jr. entered into a four-year employment agreement, effective as of March 20, 1999, the terms of which were amended and extended to February 2005 pursuant to an amendment dated February 9, 2001, pursuant to which Mr. Randall serves as a Senior Vice President and General Counsel. Under this agreement, as amended, Mr. Randall received a base salary of $135,000 (or such greater amount as determined by NetZero's board of directors) plus a performance-based bonus of up to 50% of his base salary. In addition, NetZero gave Mr. Randall benefits that it makes available to its employees in comparable positions, and it granted Mr. Randall an immediately exercisable option to purchase 1,050,000 shares of its common stock at a price per share of $0.10. Mr. Randall exercised his option in full; however, the option shares are subject to repurchase by NetZero at the price paid for his shares. This repurchase right lapsed with respect to 25% of the option shares upon the first anniversary of Mr. Randall's employment and with respect to the remaining 75% of the option shares over 36 equal monthly installments thereafter. Effective July 2000, NetZero's board of directors increased Mr. Randall's base salary to $225,000 per year. Mr. Randall was also granted a restricted stock award on July 12, 2000 of 105,000 shares of NetZero common stock, which vests and will be issued in 12 successive equal quarterly installments beginning in August 2000, and was granted an additional option to purchase 425,000 shares of common stock on February 9, 2001 at a price per share of $1.00, 25% of which vests on the first anniversary of the date of grant and the remainder of which vests in 36 equal monthly installments thereafter. Mr. Randall's employment is subject to termination at any time by him or by NetZero. If Mr. Randall's employment is terminated without cause or if he is involuntarily terminated upon a change in control, he will be entitled to receive a lump sum payment of four times his base salary and annual bonus and all of his option shares and restricted stock grants shall vest immediately. If he is terminated without cause, other than following a change in control, or his employment is terminated by reason of death or permanent disability, Mr. Randall will be credited with an additional 12 months of vesting on his option shares and restricted stock grants. Mr. Randall has agreed that, for a period of eighteen months following the termination of his employment with NetZero, he will not engage in specified competitive business activities.

    Robert J. Taragan entered into an employment arrangement with NetZero effective as of February 18, 2000, pursuant to which Mr. Taragan serves as a Senior Vice President and General Manager of the CyberTarget division. Mr. Taragan receives a base salary of $150,000 or such greater amount as determined by NetZero's board of directors, plus a performance-based bonus of up to 50% of his base salary. Mr. Taragan received a signing bonus of $60,000. In addition, NetZero gave Mr. Taragan benefits that it makes available to its employees in comparable positions, and it granted Mr. Taragan an option to purchase 150,000 shares of its common stock at a price per share of $23.50. Twenty-five percent of the option vested on the first anniversary of Mr. Taragan's employment and the remaining 75% vests in 36 equal monthly installments thereafter. Effective July 2000, NetZero's board of directors increased Mr. Taragan's base salary to $180,000 per year. On July 12, 2000, NetZero granted Mr. Taragan two additional options, each for 75,000 shares of NetZero's common stock at an exercise price per share of $5.50. Twenty-five percent of the first option vests on the first anniversary of the date of grant and the remaining 75% of the first option vests in 36 equal monthly installments thereafter. Twenty-five percent of the second option vests six months from the date of grant and the remainder vests in 18 equal monthly installments thereafter. On February 9, 2001, Mr. Taragan was granted an additional option to purchase 50,000 shares of common stock at a price per share of $1.00, 25% of which vests on the first anniversary of the date of grant and the remainder of which vests in 36 equal monthly installments thereafter. Mr. Taragan's employment is subject to termination at any time by him or by NetZero. If Mr. Taragan's employment is terminated without cause, he will be entitled to receive a lump sum payment of $90,000.

    Brian Woods entered into a four-year employment agreement, effective as of December 1, 1999, the terms of which were amended and extended to February 2005 pursuant to an amendment dated February 9, 2001, pursuant to which Mr. Woods serves as a Senior Vice President and Chief Marketing Officer. Under this agreement, as amended, Mr. Woods receives a base salary of $150,000, or such greater amount as determined by NetZero's board of directors, plus a performance-based bonus of up to 50% of his base salary. In addition, NetZero gave Mr. Woods benefits that it makes available to its employees in comparable positions, and it granted Mr. Woods an option to purchase 327,273 shares of its common stock at a price per share of $21.625. Twenty-five percent of the option vests on the first anniversary of Mr. Woods' employment and the remaining 75% vests in 36 equal monthly installments thereafter. On March 7, 2000, NetZero granted Mr. Woods an additional option to purchase 75,000 shares of its common stock at an exercise price per share of $19.25, 25% of which vests on the first anniversary of the date of grant and the remainder of which vests in 36 equal monthly installments thereafter. Effective July 2000, NetZero's board of directors increased Mr. Woods' base salary to $225,000 per year. On July 12, 2000, NetZero also granted Mr. Woods two additional options, each for 162,500 shares of its common stock at an exercise price per share of $5.50. Twenty-five percent of the first option vests on the first anniversary of the date of grant and the remainder vests in 36 equal monthly installments thereafter. Twenty-five percent of the second option vests six months from the date of grant and the remainder vests in 18 equal monthly installments thereafter. On July 12, 2000, Mr. Woods was also granted a restricted stock award of 100,000 shares of its common stock, which will vest and be issued in 12 successive equal quarterly installments beginning in August 2000. On February 9, 2001, Mr. Woods was granted an additional option to purchase 425,000 shares of common stock at a price per share of $1.00, 25% of which vests on the first anniversary of the date of grant and the remainder of which vests in 36 equal monthly installments thereafter. Mr. Woods' employment is subject to termination at any time by him or by NetZero. If Mr. Woods' employment is terminated without cause or if he is involuntarily terminated upon a change in control, he will be entitled to receive a lump sum payment of four times his base salary and annual bonus and all of his option shares and restricted stock grants shall vest immediately. In the event he is terminated without cause, other than following a change in control, or his employment is terminated by reason of death or permanent disability, Mr. Woods will be credited with an additional 12 months of vesting on his option shares and restricted stock grants. Mr. Woods has agreed that, for a period of eighteen months following the termination of his employment with NetZero, he will not engage in specified competitive business activities.

    NetZero has entered into indemnification agreements with each of its directors and executive officers.

  Change in Control

    NetZero's 1999 Stock Incentive Plan includes change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

  •
  If NetZero is acquired by merger or asset sale, each outstanding option under the discretionary option grant program, as well as each outstanding option granted under one of its predecessor stock option/stock issuance plans, which is not to be assumed by the successor corporation will immediately become exercisable for all the option shares, and all outstanding unvested shares will immediately vest, except to the extent NetZero's repurchase rights with respect to those shares are to be assigned to the successor corporation.

  •
  The compensation committee will have complete discretion to grant one or more options which will become exercisable for all of the option shares in the event those options are assumed in the acquisition but the optionee's service with NetZero or the acquiring entity is subsequently terminated. The vesting of any outstanding shares under NetZero's 1999 Stock Incentive Plan may be accelerated upon similar terms and conditions.

  •
  The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than fifty percent of NetZero's outstanding voting stock or a change in the majority of NetZero's board through one or more contested elections. Accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

  •
  Any options which are assumed will vest in whole or in part on an accelerated basis upon an involuntary termination of the optionee's employment within 12 months after the acquisition. For specified executive officers, all the shares subject to their options will vest on an involuntary termination of their employment. The number of option shares which will vest on an accelerated basis for other optionees will be equal to two times the number of option shares in which the optionee is already vested at the time of such involuntary termination or, if greater, the number of option shares in which the optionee would have vested had his or her employment continued for a total of one year.

    NetZero granted restricted stock awards to a number of employees in July 2000. The shares of NetZero common stock subject to those awards will vest and be issued in 12 successive equal quarterly installments beginning in August 2000. Upon a change of control, the vesting will be accelerated under the same circumstances and to the same extent as the employee's options, unless the change of control occurs during a time when NetZero's insider trading policy prohibits the employee from trading, in which instance the vesting will not accelerate until the earlier of the date the employee is not prohibited from trading and February 15 of the year following the change of control.

    The mergers will not be deemed a change in control or a corporate transaction for purposes of the employment agreements described above, NetZero's 1999 Stock Incentive Plan or the restricted stock awards.

10b5-1 Selling Plan

    As a result of the recent clarifications in the insider trading laws and in particular, the promulgation of Rule 10b5-1, certain NetZero officers have entered into selling plans for sales of NetZero common stock during the 2000 fiscal year and the 2001 fiscal year. These selling plans are on file with NetZero's corporate Secretary.

Management Indebtedness

    In March 1999, Mr. Goldston exercised an option to purchase 6,286,383 shares of NetZero common stock granted to him in connection with his employment for a purchase price of $628,638. The purchase price for the common stock was paid with a note payable to NetZero for the entire amount. The note bears interest at a rate of 4.83% per annum and becomes due and payable on March 20, 2004. The amount outstanding on the note as of June 30, 2000 was $487,000 and the largest amount of indebtedness outstanding at any time during the 2000 fiscal year on the note was $653,000.

    In April 1999, Mr. Hilliard exercised an option to purchase 1,200,000 shares of NetZero common stock granted to him in connection with his employment for a purchase price of $400,000. The purchase price for the common stock was paid with a note payable to NetZero for the entire amount. The note bears interest at a rate of 5.28% per annum and becomes due and payable on April 16, 2004. The amount outstanding on the note as of June 30, 2000 was $306,000 and the largest amount of indebtedness outstanding at any time during the 2000 fiscal year on the note was $421,000.

Compensation Committee Interlocks and Insider Participation

    NetZero's compensation committee currently consists of Messrs. Armstrong and Berglass. Neither of these individuals was an officer or employee of NetZero at any time during the 2000 fiscal year or at any other time. No current executive officer of NetZero has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of NetZero's board of directors or compensation committee.

NETZERO'S PRINCIPAL STOCKHOLDERS

    The following table sets forth information known to NetZero with respect to beneficial ownership of its common stock as of May 31, 2001, by (i) all persons who are beneficial owners of five percent or more of NetZero common stock, (ii) each director of NetZero, (iii) NetZero's named executive officers and (iv) all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of NetZero common stock subject to options and warrants which were exercisable as of May 31, 2001, or will become exercisable within 60 days of May 31, 2001, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Similarly, shares of NetZero common stock granted as part of a restricted stock award were issued as of May 31, 2001, or will be issued within 60 days of May 31, 2001, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Unless otherwise indicated, the address of the beneficial owner below is c/o NetZero, Inc., 2555 Townsgate Road, Westlake Village, California 91361. The number of shares of NetZero common stock outstanding as of May 31, 2001 was 125,736,878 shares.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage Beneficial Ownership
Directors and Executive Officers:
Mark R. Goldston	4,586,270	3.7%
Ronald T. Burr	2,369,664	1.9%
Charles S. Hilliard	892,509	*
Frederic A. Randall, Jr.	908,774	*
Perri S. Procida(1)	93,139	*
James T. Armstrong(2)	17,991,289	14.3%
Robert Berglass	10,000	*
Jennifer S. Fonstad(3)	15,050,677	12.0%
Dennis Holt	—	*
All directors and executive officers as a group (12 persons)	45,222,623	36.0%
5% Stockholders:
Entities affiliated with Bill Gross(4) 130 West Union Street Pasadena, CA 91103	23,245,888	18.2%
Entities affiliated with Draper Fisher Jurvetson Management Company V, LLC(5) 400 Seaport Court, Suite 350 Redwood City, CA 94063	15,050,677	12.0%
QUALCOMM Incorporated 5775 Morehouse Drive San Diego, CA 92121	11,499,627	9.1%

*
Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

(1)
Ms. Procida has not been employed by NetZero since September 2000.

(2)
Includes (a) 42,015 shares owned by Mr. Armstrong; (b) 7,656,280 shares owned by Clearstone Venture Partners I-A, L.P.; and (c) 10,292,994 shares owned by Clearstone Venture Partners I-B,

  L.P.; Mr. Armstrong is a managing director of each of these entities and disclaims beneficial ownership of such shares, except to the extent of his proportionate interest therein.

(3)
Includes 15,050,677 shares owned by entities affiliated with Draper Fisher Jurvetson, as set forth in note (5) below. Ms. Fonstad is a Managing Director of Draper Fisher Jurvetson and disclaims beneficial ownership of such shares, except to the extent of her proportionate interest therein.

(4)
Includes (a) 7,656,280 shares owned by Clearstone Venture Partners I-A, L.P.; (b) 10,292,994 shares owned by Clearstone Venture Partners I-B, L.P.; (c) 4,967,825 shares owned by idealab! Holdings, L.L.C.; and (d) 328,789 shares owned by Bill Gross' idealab! Mr. Gross is the Chairman of the Board of Directors and CEO of Bill Gross' idealab! and the Managing Member of idealab! Holdings, L.L.C. Mr. Gross is a Managing Member of Clearstone Venture Management I, LLC, which is the general partner of both Clearstone Venture Partners I-A, L.P. and Clearstone Venture Partners I-B, L.P.

(5)
Includes (a) 13,921,876 shares owned by Draper Fisher Jurvetson Fund V, L.P. and (b) 1,128,801 shares owned by Draper Fisher Jurvetson Partners V, LLC. Draper Fisher Jurvetson Management Company V, LLC is the general partner of Draper Fisher Jurvetson Fund V, L.P. and is therefore deemed to exercise voting and investment power over those shares. Draper Fisher Jurvetson Management Company V, LLC has three individual managing members. Those same three individuals are also the managing members of Draper Fisher Jurvetson Partners V, LLC and are therefore deemed to exercise voting and investment power over those shares.

JUNO'S PRINCIPAL STOCKHOLDERS

    The following table sets forth information known to Juno with respect to beneficial ownership of its common stock as of May 31, 2001, by (a) all persons who are beneficial owners of five percent or more of Juno common stock, (b) each director of Juno, (c) Juno's Chief Executive Officer and each of Juno's other executive officers whose salary and bonus for the 2000 fiscal year was in excess of $100,000 and (d) all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants which are currently exercisable, or will become exercisable within 60 days of May 31, 2001, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Unless otherwise indicated, the address of the beneficial owner below is c/o Juno Online Services, Inc., 120 West 45th Street, 32nd Floor, New York, New York 10036.

Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Directors and Executive Officers:
David E. Shaw(1)	13,361,650	32.0%
Thomas L. Phillips, Jr.(2)	45,000	*
Edward J. Ryeom(3)	29,999	*
Louis K. Salkind(4)	187,605	*
Charles E. Ardai(5)	568,093	1.3%
Harshan Bhangdia(6)	53,811	*
All directors and executive officers as a group (6 persons)(7)	14,418,861	33.8%
5% Stockholders:
Shaw Family Trust V(8)	7,962,090	19.1%
D. E. Shaw & Co., L.P.(9)	4,553,634	10.9%
News America Incorporated(10)	3,135,208	7.5%

*
Less than 1%.

(1)
Includes (a) 81,627 shares held directly by D. E. Shaw & Co., Inc., (b) 7,250 shares held by an irrevocable stock trust in the name D. E. Shaw & Co., Inc., of which Wilmington Trust Co. is trustee, (c) 4,174,234 shares held directly by D. E. Shaw & Co., L.P., (d) 379,400 shares held by an irrevocable stock trust in the name of D. E. Shaw & Co., L.P., of which Wilmington Trust Co. is trustee, (e) 7,962,090 shares held directly by Shaw Family Trust V, (f) 502,850 shares held by an irrevocable stock trust in the name of Shaw Family Trust IV, of which Wilmington Trust Co. is trustee, (g) 29,999 shares that are issuable upon the exercise of stock options held by David E. Shaw and (h) 224,200 shares held by an irrevocable stock trust in the name of David E. Shaw, of which Wilmington Trust Co. is trustee. David E. Shaw is the trustee of the Shaw Family Trust IV and the Shaw Family Trust V. Dr. Shaw disclaims beneficial ownership of the shares held by D. E. Shaw & Co., L.P., Shaw Family Trust IV and Shaw Family Trust V, except to the extent of his pecuniary interest therein. In addition to the shares included above, (1) 176,134 shares are held directly by the Shaw Juno Trust, and (2) 15,700 shares are held by an irrevocable trust in the name of Shaw Juno Trust, of which Wilmington Trust Co. is trustee. Juno obtains services from D. E. Shaw & Co., L.P. and another entity affiliated with Dr. Shaw.

(2)
Includes 45,000 shares that are issuable upon the exercise of stock options.

(3)
Includes 29,999 shares that are issuable upon the exercise of stock options. The address of Mr. Ryeom is c/o Axalon Ventures, 440 Ninth Avenue, 11th Floor, New York, New York 10001.

(4)
Includes shares held by the Louis K. Salkind 1999 Grantor Retained Annuity Trust and 29,999 shares that are issuable upon the exercise of stock options. Although Dr. Salkind is neither the trustee nor a beneficiary of the Louis K. Salkind 1999 Grantor Retained Annuity Trust, some of the beneficiaries of this trust reside in Dr. Salkind's household.

(5)
Includes 562,889 shares that are issuable upon the exercise of stock options. This number does not include 1,171,460 shares issuable upon the exercise of stock options that do not vest within 60 days of May 31, 2001.

(6)
Includes 52,811 shares that are issuable upon the exercise of stock options. This number does not include 347,189 shares issuable upon the exercise of stock options that do not vest within 60 days of May 31, 2001.

(7)
Includes 923,400 shares that are issuable upon the exercise of stock options.

(8)
David E. Shaw is the trustee of the Shaw Family Trust V.

(9)
Includes (a) 4,174,234 shares held directly by D. E. Shaw & Co., L.P. and (b) 379,400 shares held by an irrevocable stock trust in the name of D. E. Shaw & Co., L.P., of which Wilmington Trust Co. is trustee. D. E. Shaw & Co., Inc., which is wholly owned by David E. Shaw, is the general partner of D. E. Shaw & Co., L.P. Dr. Shaw, as President of D. E. Shaw & Co., Inc., has voting and dispositive powers with respect to the shares held by D. E. Shaw & Co., L.P.

(10)
News America Incorporated is an affiliate of News Corporation, a publicly traded company. The address of News America Incorporated is 1211 Avenue of the Americas, New York, New York 10036.

DESCRIPTION OF UNITED ONLINE CAPITAL STOCK

    This section describes the material terms of our capital stock, our restated certificate of incorporation and our restated bylaws that will be in effect immediately after the mergers are completed. This section also summarizes relevant provisions of the Delaware General Corporation Law, which we refer to as Delaware law. We urge you to carefully read our restated certificate of incorporation and bylaws which are exhibits to the registration statement we filed with the SEC. See "Where You Can Find Additional Information."

Authorized Capital Stock

    Total Shares.  We initially will have authority to issue a total of 305,000,000 shares of capital stock consisting of:

  •
  300,000,000 shares of common stock, par value $0.0001 per share; and

  •
  5,000,000 shares of preferred stock, par value $0.0001 per share.

    Common Stock.  Following completion of the mergers, we anticipate that approximately 41,000,000 shares of our common stock will be outstanding.

    Preferred Stock.  Following completion of the mergers, there will be no outstanding shares of our preferred stock.

Our Common Stock

    Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Holders of our common stock are entitled to receive dividends, ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after satisfaction of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of our common stock have no preemptive rights and no right to convert their common stock onto any other securities. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval.

Our Preferred Stock

    Our board of directors will be authorized to issue from time to time, without further stockholder approval, up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. We may issue our preferred stock in ways which may delay, defer or prevent a change in control of our company without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of our preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. We have no present plans to issue any shares of preferred stock.

Registration Rights

    NetZero has granted registration rights to several of its large stockholders. In connection with the signing of the merger agreement, Dr. David E. Shaw and his affiliated entities agreed to amend their existing registration rights agreement with Juno to allow the holders of NetZero registration rights to have rights pari passu, or on the same level, with Dr. Shaw and his affiliated entities. Juno's existing registration rights agreement has been filed with the Securities and Exchange Commission and will be provided to you upon request. See "Where You Can Find Additional Information." The Juno registration rights agreement will be restated in connection with the closing of the mergers to provide rights described above and will be assumed by United Online upon closing of the mergers.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

    Delaware law and our restated certificate of incorporation and restated bylaws will contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of our company. In addition, provisions of our restated certificate of incorporation and restated bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by our stockholders.

    Delaware Section 203.  We are subject to the business combination statute of Delaware law, Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board of directors or unless the business combination was approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years owned, 15% or more of the corporation's voting stock." This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respects to us and, accordingly, may discourage attempts to acquire us.

    Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of our immediately preceding annual meeting. The bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

    Authorized but Unissued Shares.  Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could render it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

    Classified Board of Directors; Removal; Filling Vacancies and Amendments.  Our directors are divided into three classes serving staggered three-year terms. This classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board. Subject to the rights of holders of any outstanding series of preferred stock, the certificate authorizes only the board to fill vacancies, including newly created directorships. Accordingly, those provisions could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees. Our amended and restated certificate of incorporation will provide that directors may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

    Action by Written Consent of Stockholders.  Our amended and restated certificate of incorporation will provide that stockholders may not act by written consent, but may only take action at duly called annual or special meetings of stockholders. Our amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by our board of directors. This limitation on the right of stockholders to call a meeting could make it more difficult for stockholders to initiate actions that are opposed by our board of directors. In addition the limited ability of stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

    Supermajority Vote to Amend Charter and Bylaws.  Our amended and restated certificate of incorporation and restated bylaws each provide that a sixty-six and two-thirds vote of the outstanding shares is required to (a) remove a director and that removal may only be for cause or (b) to amend provisions of our amended and restated certificate of incorporation regarding (1) the management of the business and the conduct of its affairs; or (2) the meetings of stockholders.

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation of Glendale, California.

Listing

    We intend to apply to list our common stock on the Nasdaq National Market under the symbol "UNTD."

COMPARISON OF RIGHTS OF UNITED ONLINE STOCKHOLDERS,
NETZERO STOCKHOLDERS AND JUNO STOCKHOLDERS

    We, NetZero and Juno are all organized under the laws of the State of Delaware. Any differences in the rights of holders of our capital stock, NetZero capital stock and Juno capital stock arise primarily from differences among the companies' restated certificates of incorporation and restated bylaws. Upon completion of the mergers, holders of NetZero common stock and holders of Juno common stock will become holders of our common stock and their rights will be governed by Delaware law, our restated certificate of incorporation and our restated bylaws.

    This section does not include a complete description of all differences among the rights of these stockholders, nor does it include a complete description of the specific rights of these stockholders. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important do not exist. You are urged to read carefully the relevant provisions of Delaware law, as well as the restated certificates of incorporation and restated bylaws of us, NetZero and Juno. Copies of the forms of our restated certificate of incorporation and restated bylaws are exhibits to the registration statement that we filed with the SEC with respect to the offer and sale of shares of our common stock in the mergers of which this joint proxy statement/prospectus forms a part. Copies of the restated certificates of incorporation and restated bylaws of NetZero and Juno will be sent to you upon request. See "Where You Can Find More Information." The following table summarizes the differences among the three companies' organizational documents.

Rights	United Online	NetZero	Juno
Capitalization	300,000,000 shares of common stock 5,000,000 shares of preferred stock	500,000,000 shares of common stock 10,000,000 shares of preferred stock	133,333,334 shares of common stock 5,000,000 shares of preferred stock
Voting rights	One vote per common share. No cumulative voting. Preferred stock as determined by the board. No preferred stock currently outstanding.	One vote per common share. No cumulative voting. Preferred stock as determined by the board. No preferred stock currently outstanding.	One vote per common share. No cumulative voting. Preferred stock as determined by the board. No preferred stock currently outstanding.
Number and election of directors
Six members divided into three equal classes.

Board of directors has the power to change the size of the board.

Two-thirds stockholder vote to change the board classification and size provisions of the certificate of incorporation and bylaws.
Six members, divided into three equal classes.

Board of directors has the power to change the size of the board.

Two-thirds stockholder vote to change the board classification and size provisions of the certificate of incorporation and bylaws.
The certificate of incorporation provides for seven directorships, divided into three classes. At present, there are five members and two vacancies.

Two-thirds stockholder approval required to change the size of the board.

Vacancies on the board of directors	Vacancies filled by a majority of remaining directors. Removal for cause only and only upon two-thirds vote.	Vacancies filled by a majority of remaining directors. Removal for cause only and only upon two-thirds vote.	Vacancies filled by a majority of remaining directors. Removal for cause only and only upon two-thirds vote.
Power to call special meetings	Denied to stockholders.	Denied to stockholders.	Denied to stockholders.
Action by written consent of stockholders	Stockholders may not act by written consent.	Stockholders may not act by written consent.	Stockholders may not act by written consent.
Amendment of organizational documents
Two-thirds vote to change provisions relating to:

• authorizing and issuing stock;

• making, repealing, altering, amending and rescinding the bylaws;

• the number of members, term of office, vacancies, classes, elections, personal liability and powers of the directors;

• annual and special meetings of stockholders;

• indemnification of directors, officers, employees and agents; and

• the management of the business and the conduct of its affairs.
Two-thirds vote to change provisions relating to:

• authorizing and issuing stock;

• making, repealing, altering, amending and rescinding the bylaws;

• the number of members, term of office, vacancies, classes and elections for the board of directors;

• annual and special stockholder meetings; and

• indemnification of directors, officers, employees and agents.
Two-thirds vote to change provisions relating to:

• changes in the number of members of the board of directors;

• the manner in which stockholder action may be effected;

• the indemnification of directors, officers, employees and agents;

• authority of the board of directors to adopt, repeal, alter, amend and rescind Juno's bylaws;

• Juno's right to repeal, alter, amend or rescind any provision of Juno's certificate of incorporation.
State anti-takeover statute	Governed by Section 203 of Delaware Law.	Governed by Section 203 of Delaware Law.	Governed by Section 203 of Delaware Law.
Advance notice of stockholder proposals	120 day advance notice provision	120 day advance notice provision.	120 day advance notice provision.
Limitation on director liability	Directors' liability limited to the fullest extent permitted by law.	Directors' liability limited to the fullest extent permitted by law.	Directors' liability limited to the fullest extent permitted by law.
Indemnification of directors and officers	Indemnification provided to fullest extent of Delaware law.	Indemnification provided to fullest extent of Delaware law.	Indemnification provided to fullest extent of Delaware law.

MANAGEMENT OF UNITED ONLINE AFTER THE MERGERS

    We are a newly created company. When the mergers are completed, we will be the parent company of both NetZero and Juno and the operations of both companies will continue under new management.

Our Board of Directors and Executive Officers

    When the mergers are completed, our executive officers and directors of will be the same persons who are executive officers and directors of NetZero just prior to the completion of the mergers. Accordingly, our executive officers and directors will be as follows:

Name	Age	Position
Mark R. Goldston	46	Chairman, Chief Executive Officer and Director (director term expires 2004)
Ronald T. Burr	36	President and Director (director term expires 2004)
Stacy A. Haitsuka	35	Senior Vice President, Technology
Charles S. Hilliard	37	Senior Vice President, Finance and Chief Financial Officer
Gerald J. Popek	54	Senior Vice President and Chief Technology Officer
Frederic A. Randall, Jr.	44	Senior Vice President, General Counsel and Secretary
Robert J. Taragan	44	Senior Vice President and General Manager CyberTarget
Brian Woods	41	Senior Vice President and Chief Marketing Officer
James T. Armstrong	35	Director (term expires 2002)
Robert Berglass	62	Director (term expires 2003)
Jennifer S. Fonstad	35	Director (term expires 2004)
Dennis Holt	64	Director (term expires 2002)

    A brief biographical description of these persons is in "NetZero's Management."

    Our board of directors is divided into three classes with staggered, three year terms. Each of the above directors will serve until his or her successor is duly elected and qualified at the annual meeting of shareholders in the year such director's term expires, as indicated in the above table, or until his earlier resignation or removal. At each succeeding annual meeting, the director(s) elected to succeed such director(s) shall serve for a three year term.

Committees of Our Board of Directors

    Upon completion of the mergers, our board of directors initially will have two committees:

  •
  Audit Committee. The audit committee currently consists of three directors, Messrs. Armstrong and Berglass and Ms. Fonstad. The audit committee has responsibility for reviewing and making recommendations regarding our employment of independent accountants, the annual audit of our financial statements, and our internal controls, accounting practices and policies.
  •
  Compensation Committee. The compensation committee currently consists of two directors, Messrs. Armstrong and Berglass. The compensation committee has responsibility for determining the nature and amount of compensation for our management and directors and for administering our employee benefit plans.

Compensation of Our Directors

    In accordance with existing practice of NetZero and Juno, we expect that members of our board of directors who are also full-time employees of ours, or one of our subsidiaries, will receive no additional compensation for their services as directors. Each of our non-employee directors will receive compensation for service on our board of directors as determined by our board based on the recommendation of our compensation committee.

Compensation of Our Executive Officers

    We have not paid any compensation to any of our executive officers. The form and amount of the compensation to be paid to each of our executive officers in any future period will be determined by the compensation committee of our board of directors.

Indemnification of Directors and Officers

    Our restated bylaws provide for indemnification, to the fullest extent permitted by Delaware law, of any person who is or was a director or officer of ours, or our subsidiaries, and who is or was involved in any manner, or who is threatened to be made involved in any manner, in any pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of ours, or is or was serving at our request as a director, officer, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise.

    We are authorized to purchase and maintain insurance on behalf of our directors, officers, employees and agents.

    In addition, our restated bylaws provide that all reasonable expenses incurred by or on behalf of a director or officer in connection with any investigation, claim, action, suit or proceeding will be advanced to the director or officer by us upon the request of the director or officer, which request, if required by law, will include an undertaking by or on behalf of the director or officer to repay the amounts advanced if ultimately it is determined that the director or officer was not entitled to be indemnified against the expenses.

LEGAL MATTERS

    The validity of the shares of our common stock offered by this document will be passed upon for us by Brobeck, Phleger & Harrison LLP, Los Angeles, California. Brobeck owned 68,280 shares of NetZero common stock prior to the date of this document. Attorneys of Brobeck and members of their immediate families and trusts for their own benefit own less than 15,000 shares of NetZero common stock prior to the date of this document.

EXPERTS

    The consolidated financial statements and the financial statement schedule of NetZero, Inc. as of June 30, 2000 and 1999, and for each of the two years in the period ended June 30, 2000 and for the period from July 21, 1997 (inception) through June 30, 1998, included in this registration statement have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of Juno Online Services, Inc. and subsidiaries as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included in this registration statement have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of AimTV, Inc., a development stage enterprise, as of June 30, 1999 and the related statements of operations, shareholders' equity and cash flows for the period from March 1, 1999 (inception) through June 30, 1999, included in this registration statement have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS

    Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in a company's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals to the company in a timely manner.

    NetZero.  NetZero will hold an annual meeting in the year 2001 only if the mergers have not already been completed. If the 2001 annual meeting is held, stockholder proposals will generally be eligible for inclusion in NetZero's proxy statement if the stockholder proposals are received no later than July 6, 2001, and must otherwise comply with the requirements of Rule 14a-8. All notices of proposals by stockholders, whether or not included in NetZero's proxy materials, should be sent to the attention of the Secretary, NetZero, Inc., 2555 Townsgate Road, Westlake Village, California 91361.

    Juno.  Juno has already held its 2001 annual meeting of stockholders. Juno will hold an annual meeting in the year 2002 only if the mergers have not been completed. If the 2002 annual meeting is held, stockholder proposals must be received by Juno no later than December 31, 2001, and must otherwise comply with the requirements of Rule 14a-8, to be included in Juno's proxy statement. All notices of proposals by stockholders, whether or not to be included in Juno's proxy materials, should be sent to the attention of the Secretary, Juno Online Services, Inc. 120 West 45th Street, 32nd Floor, New York, New York 10036.

    United Online.  If the mergers are completed, we will hold our first annual meeting of stockholders in November 2002. Stockholders' proposals must be received by us no later than August 1, 2002, and must otherwise comply with the requirements of Rule 14a-8. In addition, our bylaws establish an advance notice procedure with regard to stockholder proposals to be brought before an annual meeting of our stockholders. To be presented at our first annual meeting, a stockholder proposal must be received by us after May 1, 2002 but no later than August 1, 2002. If a stockholder who has notified us of his, her or its intention to present a proposal at an annual meeting does not appear or send a qualified representative to present the proposal at the meeting, we need not present the proposal for a vote at the meeting. All notices of proposals by stockholders, whether or not to be included in our proxy materials, should be sent to the attention of our Secretary, 2555 Townsgate Road, Westlake Village, California 91361.

WHERE YOU CAN FIND MORE INFORMATION

    Requests for documents relating to NetZero should be directed to: NetZero, Inc., 2555 Townsgate Road, Westlake Village, California 91361. Attention: Investor Relations, telephone: 1 (877) 280-NET0 (6380). e-mail: investor@corp.netzero.net.

    Requests for documents relating to Juno should be directed to: Juno Online Services, Inc., 120 West 45th Street, 32nd Floor, New York, New York 10036. Attention: Investor Relations, telephone: 1 (888) 447-5866. e-mail: ir@juno.support.com.

    NetZero and Juno each file, and after the mergers we will file, reports, proxy statements and other information with the SEC. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza Room 1024 450 Fifth Street, N.W. Washington, D.C. 20549	Citicorp Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661	Seven World Trade Center 13th Floor New York, New York 10048

    Reports, proxy statements and other information concerning NetZero and Juno, and after completion of the mergers, us, may be inspected at: The Nasdaq National Market, 1735 K Street, Washington, D.C. 20006.

    Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at l-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy statements and other information regarding each of NetZero and Juno and, after completion of the mergers, us. The address of the SEC's Web site is http://www.sec.gov.

    We filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to the offer and sale of shares of our common stock in connection with the mergers. This document constitutes our prospectus filed as part of that registration statement. This document does not contain all of the information set forth in the registration statement because parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as described above.

    If you have any questions about the mergers, please call either NetZero Investor Relations at 1 (877)-280-NET0 (6380) or Juno Investor Relations at 1 (888) 447-5866.

    This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth in this document or in our affairs since the date of this document. The information contained in this document with respect to NetZero was provided by NetZero and the information contained in this document with respect to Juno was provided by Juno.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this document referring to NetZero, Juno or United Online. These statements may include statements regarding the period following completion of the mergers.

    This document contains forward-looking statements based on current projections about operations, industry, financial condition and liquidity. Words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, the mergers or our business, identify forward-looking statements. You should note that the discussion of NetZero's and Juno's board of directors' reasons for the mergers and the description of their respective financial advisors opinions contains many forward looking statements that describe beliefs, assumptions and estimates as of the indicated dates and those forward looking expectations may have changed as of the date of this document. In addition, any statements that refer to expectations, projections or other characterizations or future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements are not guarantees and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from these forward-looking statements.

    All forward-looking statements reflect management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to the businesses of NetZero and Juno, the uncertainty concerning the completion of the mergers and the matters discussed under "Risk Factors," among others, could cause actual results to differ materially from those described in the forward-looking statements. These factors include: relative value of our, NetZero's and Juno's common stocks, the market's difficulty in valuing our business, the failure to realize the anticipated benefits of the mergers and conflicts of interest of directors recommending the mergers. You are cautioned not to place undue reliance on the forward-looking statements, which speak only of the date of this document. None of us, NetZero or Juno is under any obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

    All subsequent forward-looking statements attributable to NetZero, Juno or us or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

INDEX TO FINANCIAL STATEMENTS

UNITED ONLINE, INC.
Introductory Note Regarding the Unaudited Pro Forma Consolidated Financial Statements	F-2
Unaudited Pro Forma Consolidated Balance Sheets	F-3
Unaudited Pro Forma Consolidated Statements of Operations	F-4
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-6
NETZERO, INC.
Report of Independent Accountants	F-9
Consolidated Balance Sheets	F-10
Consolidated Statements of Operations	F-11
Consolidated Statements of Stockholders' Equity (Deficit)	F-12
Consolidated Statements of Cash Flows	F-13
Notes to Consolidated Financial Statements	F-14
Consolidated Balance Sheets	F-28
Unaudited Consolidated Statements of Operations	F-29
Unaudited Consolidated Statements of Cash Flows	F-30
Notes to Unaudited Consolidated Financial Statements	F-31
AIMTV, INC. (A DEVELOPMENT STAGE ENTERPRISE)
Report of Independent Accountants	F-39
Balance Sheets	F-40
Statements of Operations	F-41
Statements of Shareholders' Equity	F-42
Statements of Cash Flows	F-43
Notes to Financial Statements	F-44
JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES
Report of Independent Accountants	F-51
Consolidated Balance Sheets	F-52
Consolidated Statements of Operations	F-53
Consolidated Statements of Partners' Capital (Deficiency)/Statement of Stockholders' Equity (Deficit)	F-55
Consolidated Statements of Cash Flows	F-56
Notes to Consolidated Financial Statements	F-57
Condensed Consolidated Balance Sheets	F-72
Unaudited Condensed Consolidated Statements of Operations	F-73
Unaudited Condensed Consolidated Statements of Stockholders' Equity (Deficit)	F-74
Unaudited Condensed Consolidated Statements of Cash Flows	F-75
Notes to Unaudited Condensed Consolidated Financial Statements	F-76

F–1

UNITED ONLINE, INC.
INTRODUCTORY NOTE REGARDING THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

    We derived the following selected unaudited pro forma consolidated financial data from NetZero's and Juno's consolidated financial statements which are included elsewhere in this document. Because Juno and NetZero have different fiscal years, and we will adopt the June 30 fiscal year end of NetZero, pro forma operating results are presented for the nine months ended March 31, 2001 and for the year ended June 30, 2000.

    In December 1999, NetZero acquired all of the outstanding capital stock and options of AimTV, Inc. Pursuant to the terms of the agreement, AimTV's outstanding capital stock and options were exchanged for approximately 973,000 shares of NetZero common stock and options to purchase NetZero common stock. The transaction has been accounted for under the purchase method and, accordingly, the results of operations of AimTV have been included in NetZero's consolidated results since the date of acquisition.

    In June 2001, we signed the merger agreement with Juno. Upon closing of the mergers, Juno stockholders will receive 0.3570 of a share of our common stock for each share of Juno common stock, including shares of our common stock to be issued upon exercise of options to purchase shares of Juno common stock assumed by us in the mergers. The mergers will be accounted for as a purchase.

    We will allocate the purchase price for Juno based on the fair value of Juno's net assets acquired at the time the mergers are completed and the excess of cost over the fair value of Juno's net tangible assets acquired will be allocated to goodwill and identifiable intangible assets and amortized on a straight-line basis over estimated lives ranging from 3 to 7 years. These allocations may change when we complete our final analysis of the fair values of Juno's net assets. The impact of the final valuation on goodwill and other identifiable intangible assets could be material to our future operating results.

    The following unaudited pro forma consolidated statements of operations for the nine months ended March 31, 2001 and for the year ended June 30, 2000 give effect to the mergers and the acquisition of AimTV as if they had occurred on July 1, 1999. The unaudited pro forma consolidated statements of operations for the nine months ended March 31, 2001 were prepared based on the unaudited consolidated statement of operations for the nine months ended March 31, 2001 for NetZero and Juno. The unaudited pro forma consolidated statement of operations for the year ended June 30, 2000 was prepared based on the audited consolidated statement of operations for the year ended June 30, 2000 for NetZero and the unaudited consolidated statement of operations for the year ended June 30, 2000 for Juno.

    The unaudited pro forma consolidated balance sheet as of March 31, 2001 gives effect to the mergers as if they had occurred on March 31, 2001 and combines the historical unaudited consolidated balance sheets of each of NetZero and Juno.

    The unaudited pro forma consolidated financial information is based on estimates and assumptions set forth in the notes to these statements. These estimates and assumptions are preliminary and have been made solely for purposes of developing this pro forma information. Unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the consolidated financial position or results of operations of future period or the results that actually would have been realized had NetZero, Juno and AimTV operated on a combined basis during these periods. This unaudited pro forma consolidated financial information is based upon the respective historical consolidated financial statements of NetZero, Juno and AimTV and related notes to those statements included elsewhere in this document and should be read in conjunction with those statements and the related notes.

F–2

UNITED ONLINE, INC.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2001
(in thousands)

	NetZero, Inc.	Juno Online Services, Inc.	Adjustments		Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$68,658	$46,820	$5,000	(1)	$120,478
Short-term investments	81,877	—			81,877
Restricted cash	10,062	—	(5,000	)(1)	5,062
Accounts receivable, net	10,012	7,749	(4,453	)(2)	13,308
Other current assets	6,447	1,354			7,801

Total current assets	177,056	55,923	(4,453)		228,526
Property and equipment, net	32,853	8,354			41,207
Restricted cash	2,353	—			2,353
Other assets	2,674	831			3,505
Goodwill and other intangible assets, net	1,488	—	80,845	(3)	82,333

Total assets	$216,424	$65,108	$76,392		$357,924

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities
Accounts payable	$22,149	$25,702	$(15,545	)(4)	$32,306
Accrued liabilities	3,959	—	10,297	(5)	29,801
			15,545	(4)
Deferred revenue	1,870	14,596	(4,453	)(2)	12,013
Current portion of notes payable	1,827	—			1,827
Current portion of capital leases	5,072	692			5,764

Total current liabilities	34,877	40,990	5,844		81,711
Notes payable less current portion	749	—			749
Capital lease less current portion	4,009	415			4,424
Deferred rent	—	122			122
Liabilities expected to be settled in common stock	—	4,000			4,000
Stockholders' equity
Common stock	125	417	74	(6)	199
			(417	)(7)
Additional paid in-capital	466,247	211,935	90,112	(6)	556,359
			(211,935	)(7)
Notes receivable from stockholders	(820)	—			(820)
Deferred stock-based charges	(18,939)	(250)	250	(7)	(18,996)
			(57	)(8)
Other accumulated comprehensive income	395	(5)	5	(7)	395
Accumulated deficit	(270,219)	(192,516)	192,516	(7)	(270,219)

Total stockholders' equity	176,789	19,581	70,548		266,918

Total liabilities and stockholders' equity	$216,424	$65,108	$76,392		$357,924

See the notes accompanying our Pro Forma Consolidated Financial Information

F–3

UNITED ONLINE, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
NINE MONTHS ENDED MARCH 31, 2001
(in thousands, except for per share amounts)

	NetZero, Inc.	Adjustments (9)		Adjusted (9) NetZero, Inc.	Adjusted (12) Juno Online Services, Inc.		Adjustments		Pro Forma
Billable services	$2,443	$—		$2,443	$61,737	(12)	$—		$64,180
Advertising and commerce	42,802	—		42,802	27,404	(12)	—		70,206

Total revenues	45,245	—		45,245	89,141		—		134,386
Cost of revenues (including stock-based charges, see note 21)	64,014	(64,014	)(10)

Gross income (loss)	(18,769)	64,014

Operating expenses
Cost of billable services	—	2,732	(10)	2,732	39,859	(12)	(404	)(13)	42,189
							2	(14)
Free services expense	—	61,282	(10)	64,318	5,634	(12)	28,957	(15)	98,910
		3,036	(14)				1	(14)
Operations, free service	—	—		—	28,957		(28,957	)(15)	—
Subscriber acquisition	—	—		—	39,890		(39,890	)(16)	—
Sales and marketing (including stock-based charges, see note 21)	43,667	—		43,667	12,608		39,890	(16)	95,508
							(662	)(13)
							5	(14)
Product development (including stock-based charges, see note 21)	20,394	—		20,394	7,109		(307	)(13)	27,198
							2	(14)
General and administrative (including stock-based charges, see note 21)	23,813	(3,036	)(11)	20,777	8,422		1,373	(13)	30,574
							2	(14)
Amortization of intangible assets	16,737	—		16,737	—		15,159	(17)	31,896
Impairment of goodwill and intangible assets	48,622	—		48,622	—		—		48,622

Total operating expenses	153,233	64,014		217,247	142,479		15,171		374,897

Loss from operations	(172,002)	—		(172,002)	(53,338)		(15,171)		(240,511)

Net interest income	8,394	—		8,394	2,783		—		11,177

Net loss	$(163,608)	$—		$(163,608)	(50,555)		(15,171)		$(229,334)

Historical basic and diluted net loss per share	$(1.45)

Shares used in the calculation of historical basic and diluted net loss per share	112,496

Pro forma basic and diluted net loss per share									$(6.14)

Shares used in the calculation of pro forma basic and diluted net loss per share									37,368	(19)

See notes to Unaudited Pro Forma Consolidated Financial Statements

F–4

UNITED ONLINE, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2000
(in thousands, except for per share amounts)

	NetZero, Inc.	Adjustments (9)		Adjusted (9) NetZero, Inc.	Adjusted (12) Juno Online Services, Inc.		AimTV, Inc.	Adjustments		Pro Forma
Billable services	$1,815	$—		$1,815	$59,971	(12)	$—	$—		$61,786
Advertising and commerce	53,691	—		53,691	24,788	(12)	—	—		78,479

Total revenues	55,506	—		55,506	84,759		—	—		140,265
Cost of revenues (including stock-based charges, see note 21)	63,872	(63,872	)(10)

Gross income (loss)	(8,366)	63,872

Operating expenses
Cost of billable services	—	1,340	(10)	1,340	42,245	(12)	—	(676	)(13)	42,919
								10	(14)
Free services expense	—	62,532	(10)	66,683	6,445	(12)	—	18,731	(15)	91,860
		4,151	(11)					1	(14)
Operations, free service	—	—		—	18,731		—	(18,731	)(15)	—
Subscriber acquisition	—	—		—	113,901		—	(113,901	)(16)	—
Sales and marketing (including stock-based charges, see note 21)	51,436	—		51,436	15,753		111	113,901	(16)	180,105
								(1,114	)(13)
								18	(14)
Product development (including stock-based charges, see note 21)	10,020	—		10,020	8,964		982	(516	)(13)	19,458
								8	(14)
General and administrative (including stock-based charges, see note 21)	22,752	(4,151	)(11)	18,601	7,191		54	2,306	(13)	28,159
								7	(14)
Amortization of intangible assets	5,525	—		5,525	—		—	20,211	(17)	27,998
				—				2,262	(18)
Impairment of goodwill and intangible assets	—	—		—	—		—	—		—

Total operating expenses	89,733	63,872		153,605	213,230		1,147	22,517		390,499

Loss from operations	(98,099)	—		(98,099)	(128,471)		(1,147)	(22,517)		(250,234)

Net interest income	6,813	—		6,813	6,184		—	—		12,997

Net loss	$(91,286)	$—		$(91,286)	$(122,287)		$(1,147)	$(22,517)		$(237,237)

Historical basic and diluted net loss per share	$(1.23)

Shares used in the calculation of historical basic and diluted net loss per share	74,123

Pro forma basic and diluted net loss per share										$(7.97)

Shares used in the calculation of pro forma basic and diluted net loss per share										29,756	(20)

See notes to Unaudited Pro Forma Consolidated Financial Statements

F–5

UNITED ONLINE, INC.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

    The following adjustments are reflected in the unaudited pro forma consolidated balance sheet and statements of operations:

    (1) To adjust restricted cash to reflect the release of a $5.0 million bond posted by NetZero in connection with its patent litigation with Juno that would be terminated upon completion of the acquisition.

    (2) To adjust accounts receivable and deferred revenue to conform to the financial presentation of United Online.

    (3) Preliminary allocation of the excess purchase consideration over the fair value of net tangible assets acquired. The fair value of the common stock to be issued was determined based on an average of the price per share of NetZero common stock on the dates surrounding the announcement of the execution of the merger agreement while the fair value of the assumed Juno options was determined based on the Black-Scholes option pricing model. A summary of the purchase price and net assets acquired as of March 31, 2001 are as follows (in thousands):

Purchase Price
Fair value of common stock issued	$76,576
Fair value of Juno options assumed	13,553
Estimated acquisition costs	10,297

Total purchase price	$100,426

Net Assets Acquired
Fair value of net intangible assets of Juno	$19,581
Goodwill and other intangible assets	80,845

Total net assets acquired	$100,426

  The actual allocation of the purchase price will depend upon the fair value of Juno's net assets on the date the acquisition is completed and NetZero's evaluation of the fair value of the net assets as of that date. Consequently, the actual allocation of the purchase price could significantly differ from that presented above.

    (4) Reclass of accrued liabilities to conform to the financial presentation of United Online.

    (5) Estimated acquisition costs include the following:

Employee termination benefits	$5,912
Investment banking, accounting and legal fees	3,310
Contract termination fees	1,075

Total	$10,297

The process of employment and facility rationalization is ongoing. Additional liabilities may result when the plans are finalized, resulting in an adjustment to the allocation of the purchase price.

    (6) Issuance of approximately 14.9 million shares of our common stock, excluding shares to be issued upon exercise of options to purchase shares of Juno common stock assumed in the acquisition and after giving effect to the exchange ratios as contemplated in the merger agreement.

F–6

    (7) Elimination of Juno's equity accounts.

    (8) Intrinsic value of unvested stock options assumed by United Online.

    (9) This column reflects the pro forma reclassification adjustments to NetZero's historical results of operations that are required to conform to the financial presentation of United Online.

   (10) To allocate NetZero's historical cost of revenues to conform to the financial presentation of United Online. Cost of billable services includes network related costs associated with billable subscribers only, consisting primarily of telecommunications costs, personnel and related costs associated with operating the network and data centers, costs incurred in providing customer support and billing, and depreciation of network computers and equipment. Free services expense includes network related costs associated with subscribers of the free service only, consisting primarily of telecommunications costs, personnel and related costs associated with operating the network and data centers, costs incurred in providing customer support, and depreciation of network computers and equipment.

   (11) Reclass of costs incurred to provide customer support to conform to the financial statement presentation of United Online.

   (12) Juno's historical revenues and cost of revenues have been reclassified to conform to the financial statement presentation of United Online. Direct product sales are included in billable services and cost of direct product sales are included in cost of billable services. Additionally, advertising and transaction fees have been reclassified to free services expense.

   (13) Reclass of expenses incurred for investor relations and recruiting to conform to the financial statement presentation of United Online.

   (14) Stock-based charges related to the assumption of Juno's unvested stock options.

   (15) Reclass of costs incurred to provide free services to conform to the financial statement presentation of United Online.

   (16) Reclass of costs incurred to acquire subscribers to conform to the financial statement presentation of United Online. Sales and marketing includes costs incurred to acquire and retain subscribers and operating expenses associated with the sales and marketing organizations.

   (17) Amortization of goodwill and other identifiable intangible assets acquired in connection with the acquisition of Juno with expected lives ranging from 3 to 7 years and a weighted average useful life of approximately 4 years.

   (18) Amortization of goodwill and other identifiable intangible assets acquired in connection with NetZero's acquisition of AimTV, Inc. with expected lives ranging from 2 to 3 years.

   (19) Weighted average shares used in the calculation of pro forma basic and diluted net loss per share after giving effect to the exchange ratios as contemplated in the merger agreement reflect the issuance of approximately 14.9 million shares of United Online common stock in consideration for the acquisition as if the shares had been issued on July 1, 1999.

   (20) Weighted average shares used in the calculation of pro forma basic and diluted net loss per share after giving effect to the exchange ratios as contemplated in the merger agreement reflect the issuance of approximately 14.9 million shares of United Online common stock in consideration for the acquisition as if the shares had been issued as of July 1, 1999 and the issuance of approximately 195,000 shares of NetZero common stock as consideration for the AimTV acquisition.

F–7

   (21) The following chart summarizes the stock-based charges that have been included in the following captions for the periods presented (in thousands):

	NetZero & Juno Actual		Pro Forma
	Year Ended June 30, 2000	Nine Months Ended March 31, 2001	Year Ended June 30, 2000	Nine Months Ended March 31, 2001
Cost of billable and free services	$446	$352	$457	$355
Sales and marketing	2,362	13,012	2,380	13,017
Product development	371	5,095	379	5,097
General and administrative	3,672	6,322	3,679	6,324

Total stock-based charges	$6,851	$24,781	$6,895	$24,793

F–8

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of NetZero, Inc.:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of NetZero, Inc. and its subsidiary at June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2000 and the period from July 21, 1997 (inception) through June 30, 1998 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Woodland Hills, California
August 9, 2000

F–9

NETZERO, INC.

CONSOLIDATED BALANCE SHEETS

	June 30,
	2000	1999
Assets
Current assets:
Cash and cash equivalents	$201,512,000	$24,035,000
Short-term investments	36,353,000	—
Restricted cash	6,982,000	—
Accounts receivable, net of allowance for doubtful accounts of $1,651,000 at June 30, 2000 and $160,000 at June 30, 1999	15,748,000	2,253,000
Other current assets	3,941,000	689,000

Total current assets	264,536,000	26,977,000
Property and equipment, net	37,662,000	18,116,000
Restricted cash	2,692,000	1,789,000
Intangible assets, net	19,523,000	—
Other assets	1,545,000	619,000

Total assets	$325,958,000	$47,501,000

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$18,727,000	$4,879,000
Accrued liabilities	2,506,000	1,521,000
Deferred revenue	825,000	2,739,000
Current portion of notes payable	1,641,000	560,000
Current portion of capital leases	6,247,000	1,181,000

Total current liabilities	29,946,000	10,880,000
Notes payable less current portion	2,143,000	1,210,000
Capital leases less current portion	8,135,000	2,317,000

Total liabilities	40,224,000	14,407,000

Commitments and contingencies (Note 15)
Redeemable convertible preferred stock, no-par value; 19,231,000 shares authorized; 19,230,000 issued and outstanding at June 30, 1999; liquidation preference and redemption value of $2,140,000; no shares issued or outstanding at June 30, 2000	—	2,140,000
Stockholders' equity
Convertible preferred stock, $0.001 par value; 55,769,000 shares authorized; 45,182,000 shares isued and outstanding at June 30, 1999; liquidation preference of $44,917,000; 10,000,000 shares authorized and no shares issued and outstanding at June 30, 2000	—	44,720,000
Common stock, $0.001 par value; 500,000,000 and 150,000,000 shares authorized at June 30, 2000 and 1999, respectively; 116,712,000 and 28,624,000 shares issued and outstanding at June 30, 2000 and 1999, respectively	118,000	1,352,000
Additional paid-in capital	405,847,000	9,019,000
Notes receivable from stockholders	(799,000)	(1,029,000)
Deferred stock-based charges	(12,821,000)	(7,783,000)
Accumulated deficit	(106,611,000)	(15,325,000)

Total stockholders' equity	285,734,000	30,954,000

Total liabilities and stockholders' equity	$325,958,000	$47,501,000

The accompanying notes are an integral part of these consolidated financial statements.

F–10

NETZERO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended June 30,
			July 21, 1997 (inception) through June 30, 1998
	2000	1999
Net revenues	$55,506,000	$4,634,000	—
Cost of revenues (including stock-based charges of $357,000 and $60,000 for the years ended June 30, 2000 and 1999, respectively)	63,872,000	12,486,000	—

Gross loss	(8,366,000)	(7,852,000)	—

Operating expenses:
Sales and marketing (including stock-based charges of $2,060,000 and $38,000 for the years ended June 30, 2000 and 1999, respectively)	51,436,000	1,689,000	—
Product development (including stock-based charges of $299,000 for the year ended June 30, 2000)	10,020,000	1,018,000	—
General and administrative (including stock-based charges of $3,630,000 and $1,138,000 for the years ended June 30, 2000 and 1999, respectively)	22,752,000	4,856,000	25,000
Amortization of intangible assets	5,525,000	—	—

Total operating expenses	89,733,000	7,563,000	25,000

Loss from operations	(98,099,000)	(15,415,000)	(25,000)

Interest income	8,342,000	225,000	—
Interest expense	(1,529,000)	(110,000)	—

Net loss	$(91,286,000)	$(15,300,000)	$(25,000)

Basic and diluted net loss per share	$(1.23)	$(1.42)	$—

Weighted average number of shares used to calculate basic and diluted net loss per share	74,123,000	10,792,000	15,000,000

The accompanying notes are an integral part of these consolidated financial statements.

F–11

NETZERO, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Convertible Preferred Stock
			Common Stock
					Additional Paid-In Capital	Notes Receivable From Stockholders	Deferred Stock-Based Charges	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at July 21, 1997 (inception)	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of common stock	—	—	15,000,000	2,000	—	—	—	—	2,000
Net loss	—	—	—	—	—	—	—	(25,000)	(25,000)

Balance at June 30, 1998	—	—	15,000,000	2,000	—	—	—	(25,000)	(23,000)
Issuance of common stock	—	—	23,000	2,000	—	—	—	—	2,000
Issuance of Series C convertible preferred stock, net	27,077,000	11,512,000	—	—	—	—	—	—	11,512,000
Exercise of warrants for Series C convertible preferred stock	23,000	10,000	—	—	—	—	—	—	10,000
Exercise of stock options	—	—	6,115,000	319,000	—	—	—	—	319,000
Exercise of options for a note receivable	—	—	7,486,000	1,029,000	—	(1,029,000)	—	—	—
Deferred stock-based charges	—	—	—	—	8,952,000	—	(8,952,000)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	1,169,000	—	1,169,000
Charge for issuance of Series A and B options	—	—	—	—	67,000	—	—	—	67,000
Issuance of Series D convertible preferred stock	18,082,000	33,198,000	—	—	—	—	—	—	33,198,000
Net loss	—	—	—	—	—	—	—	(15,300,000)	(15,300,000)

Balance at June 30, 1999	45,182,000	44,720,000	28,624,000	1,352,000	9,019,000	(1,029,000)	(7,783,000)	(15,325,000)	30,954,000
Conversion of convertible preferred stock	(45,182,000)	(44,720,000)	45,182,000	44,720,000	—	—	—	—	—
Conversion of redeemable convertible preferred stock	—	—	19,230,000	2,140,000	—	—	—	—	2,140,000
Reincorporation into Delaware and change in par value of common stock	—	—	—	(48,119,000)	48,119,000	—	—	—	—
Issuance of common stock from initial public offering	—	—	11,500,000	12,000	169,339,000	—	—	—	169,351,000
Issuance of common stock in private placement	—	—	11,540,000	12,000	143,934,000	—	—	—	143,946,000
Issuance of common stock through employee stock purchase plan	—	—	49,000	—	504,000	—	—	—	504,000
Exercise of stock options	—	—	674,000	1,000	322,000	(7,000)	—	—	316,000
Repurchase of option shares exercised	—	—	(1,012,000)	(1,000)	(22,000)	—	—	—	(23,000)
Issuance of common stock for acquisition	—	—	925,000	1,000	23,248,000	—	—	—	23,249,000
Issuance of warrant for marketing services	—	—	—	—	8,600,000	—	(8,600,000)	—	—
Deferred stock-based charges	—	—	—	—	2,784,000	—	(2,784,000)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	6,346,000	—	6,346,000
Payment received on notes receivable from stockholders	—	—	—	—	—	300,000	—	—	300,000
Interest earned on notes receivable from stockholders	—	—	—	—	—	(63,000)	—	—	(63,000)
Net loss	—	—	—	—	—	—	—	(91,286,000)	(91,286,000)

Balance at June 30, 2000	—	$—	116,712,000	$118,000	$405,847,000	$(799,000)	$(12,821,000)	$(106,611,000)	$285,734,000

The accompanying notes are an integral part of these consolidated financial statements.

F–12

NETZERO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended June 30,
			July 21, 1997 (inception) through June 30, 1998
	2000	1999
Cash flows from operating activities:
Net loss	$(91,286,000)	$(15,300,000)	$(25,000)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	9,252,000	633,000	—
Amortization of intangible assets	5,525,000	—	—
Allowance for doubtful accounts	1,491,000	160,000	—
Stock-based charges	6,346,000	1,236,000	—
Accrued interest—notes receivable from stockholders	(63,000)	—	—
Loss on disposal of fixed assets	—	98,000	—
Changes in operating assets and liabilities (excluding the effects of acquisition):
Restricted cash	(7,809,000)	(1,789,000)	—
Accounts receivable	(14,986,000)	(2,413,000)	—
Other assets	(4,153,000)	(1,308,000)	—
Accounts payable and accrued expenses	14,134,000	6,586,000	24,000
Deferred revenue	(1,915,000)	2,739,000	—

Net cash used for operating activities	(83,464,000)	(9,358,000)	(1,000)

Cash flows from investing activities:
Purchases of property and equipment	(20,756,000)	(13,609,000)	—
Purchase of patent rights	(1,000,000)	—	—
Purchase of short-term investments	(43,853,000)	—	—
Sale of short-term investments	7,500,000	—	—
Proceeds from sale of fixed assets	—	226,000	—

Net cash used for investing activities	(58,109,000)	(13,383,000)	—

Cash flows from financing activities:
Payments on capital leases	(2,690,000)	(241,000)	—
Payments on notes payable	(1,484,000)	(165,000)	—
Proceeds from bridge loan	—	100,000	—
Proceeds from equipment refinancing	5,680,000	—	—
Proceeds from notes payable	3,498,000	—	—
Repayment of notes receivable from stockholders	300,000	—	—
Proceeds from exercise of stock options	316,000	319,000	—
Net proceeds from issuance of common stock	313,430,000	2,000	2,000
Net proceeds from issuance of redeemable convertible preferred stock	—	2,140,000	—
Net proceeds from issuance of convertible preferred stock	—	44,620,000	—

Net cash provided by financing activities	319,050,000	46,775,000	2,000

Change in cash and cash equivalents	177,477,000	24,034,000	1,000
Cash and cash equivalents, beginning of period	24,035,000	1,000	—

Cash and cash equivalents, end of period	$201,512,000	$24,035,000	$1,000

Supplemental disclosure of cash flow activities:
Cash paid for interest	$1,412,000	$110,000	$—

Supplemental disclosure of non-cash investing and financing activities:
Note receivable from stockholders in connection with the exercise of stock options	$—	$1,029,000	$—
Bridge loan repayment in exchange for issuance of convertible preferred stock	—	100,000	—
Equipment obtained under capital leases	7,894,000	3,739,000	—
Equipment financed with notes payable	—	1,725,000	—
Accounts payable financed with note payable	—	210,000	—
Common stock issued for acquisition	23,249,000	—	—
Issuance of common stock warrant for marketing services	8,600,000	—	—
Issuance of common stock for patent rights	349,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

F–13

NETZERO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

    NetZero, Inc. ("NetZero" or the "Company") was incorporated in July 1997 and launched its service in October 1998. The Company is a leading provider of advertising and commerce-sponsored Internet access, offering a broad range of interactive marketing, research and measurement solutions. NetZero offers consumers free access to the Internet, free e-mail and custom navigation tools that provide "speed dial" to key sites on the Internet. Through proprietary technologies, the Company offers advertisers targeting capabilities through numerous online advertising and sponsorship channels. The Company's CyberTarget division offers marketers and advertisers mass-scale, online market research and measurement services.

    In December 1999, the Company acquired Aim TV, Inc. ("AimTV") through the issuance of common stock (see Note 4).

    At June 30, 2000, the Company has cash, cash equivalents and short-term investments of approximately $237.9 million. The Company considers its existing cash, cash equivalents and short-term investments to be adequate to fund its operating activities, capital expenditures and other obligations for at least the next 12 months. However, in the longer term, additional capital may be needed in order to fund more rapid growth, expand marketing activities, develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary services, businesses or technologies. If the Company is not successful in generating sufficient cash flow from operations, additional capital through public or private financings, strategic relationships or other arrangements will be necessary. This additional funding might not be available on acceptable terms, or at all. Failure to raise sufficient capital when needed could have a material adverse effect on the business, results of operations and financial condition. If additional funds were raised through the issuance of equity securities, the percentage of stock owned by the then-current stockholders would be reduced. Furthermore, such equity securities might have rights, preferences or privileges senior to those of the common stock holders.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. Intercompany transactions and balances have been eliminated in consolidation.

    Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

    Cash, Cash Equivalents and Short-Term Investments—The Company considers all highly liquid, short-term investments purchased with an original maturity of three months or less to be cash equivalents. Short-term investments consist principally of A-1 rated commercial paper and United States Government Agency notes and are classified as available for sale. To date, unrealized holding gains and losses have not been significant.

    Restricted Cash—Restricted cash collateralizes the Company's obligations for certain advertising campaigns and lease agreements.

    Property and Equipment—Property and equipment are stated at historical cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets,

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generally three to five years, or the shorter of the lease term or the estimated useful lives of the assets, if applicable.

    Concentrations of Credit Risk—Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are deposited with major financial institutions; at times, such balances with any one financial institution may be in excess of FDIC insurance limits. The Company has short-term investments in a short-term fixed income portfolio. The Company's accounts receivable are derived primarily from revenue earned from customers located in the United States. The Company extends credit based upon an evaluation of the customer's financial condition and generally collateral is not required. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable; to date such losses have been within management's expectations.

    At June 30, 2000, two customers comprised 16% and 14% of the accounts receivable balance, respectively, and at June 30, 1999, two customers comprised 43% and 13% of the accounts receivable balance, respectively. For the year ended June 30, 2000, two customers comprised 28% and 10% of revenues, respectively, and for the year ended June 30, 1999, two customers comprised 27% and 26% of revenues, respectively.

    Source of Supplies—The Company relies on third-party networks, local telephone companies and other companies to provide data communications capacity. Although management believes that alternate telecommunications facilities could be found in a timely manner, any disruption of these services could have an adverse effect on the Company's financial position and results of operations.

    Intangible Assets—Goodwill and other intangible assets are amortized on a straight-line basis over their estimated useful lives ranging from two to four years. Amortization expense amounted to $5,525,000 and $0 for the years ended June 30, 2000 and 1999, respectively. Intangible assets are regularly reviewed by the Company for impairment to assess whether the fair value is less than the carrying value.

    Fair Value of Financial Instruments—The Company's financial instruments, including cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable, accrued liabilities, notes payable and lease obligations are carried at historical cost, which approximates their fair value due to the short term maturity of these instruments and the relatively stable interest rate environment.

    Long-Lived Assets—The Company identifies and records impairment losses on long-lived assets when events and circumstances indicate that such assets might be impaired. In the event the expected undiscounted future cash flows attributable to the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. To date, no such impairment has been recorded.

    Revenue Recognition—The Company's revenues are derived principally from the sale of advertising, which includes targeted and non-targeted banner advertisements, placements and sponsorships, referrals of users to other web-sites, performance-based agreements including e-commerce arrangements and advertising messages delivered to the Company's users via e-mail. Banner advertising and sponsorship revenues are recognized in the periods in which the advertisement or sponsorship placement is displayed, based upon the lesser of impressions delivered over the total number of guaranteed impressions or ratably over the period in which the advertisement is displayed, provided that no

F–15

significant Company obligations remain and collection of the related receivable is probable. The Company's obligations typically include the guarantee of a minimum number of impressions or the satisfaction of other performance criteria. Revenues from performance-based arrangements are recognized as the related performance criteria are met. Referral revenues are recognized as referrals are made to advertisers' or sponsors' web-sites, provided that no significant Company obligations remain and collection of the related receivable is probable.

    Cost of Revenues—Cost of revenues consist of telecommunications costs, depreciation of network equipment, occupancy costs and personnel and related expenses of our network department. The costs are expensed as incurred.

    Sales and Marketing—Sales and marketing expenses include advertising and promotion expenses, salaries, sales commissions, employee benefits, travel and related expenses for the Company's direct sales force, fees paid to third-party advertising sales agents, marketing, and sales support functions. These costs are expensed as incurred.

    Advertising and promotion expenses include media, agency and production expenses. Production costs are expensed the first time the advertisement is aired. Media and agency costs are expensed when the advertising runs. Advertising and promotion expense for the years ended June 30, 2000 and 1999 was $38,034,000 and $102,000, respectively. There were no advertising and promotion expenses for the period ended June 30, 1998.

    Product Development Costs—Product development costs include expenses for the development of new or improved technologies and products, including salaries and related expenses for the software engineering department, as well as costs for contracted services, facilities, and equipment. Costs incurred by the Company to develop, enhance, manage, monitor and operate the Company's web-sites are generally expensed as incurred, except for certain costs relating to the acquisition and development of internal-use software that are capitalized and depreciated over their estimated useful lives, generally three years or less.

    General and Administrative—General and administrative expenses include salaries, employee benefits and expenses for our executive, finance, legal, human resources and customer support personnel. In addition, general and administrative expenses include fees for professional services and occupancy costs. These costs are expensed as incurred.

    Stock-Based Compensation—The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is recognized over the vesting period based on the difference, if any, on the date of grant between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force 96-18.

    Income Taxes—The Company utilizes the liability method of accounting for income taxes. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

F–16

    Net Loss Per Share—Basic and diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Shares associated with stock options, warrants and convertible preferred stock are not included to the extent they are antidilutive.

    Comprehensive Income—SFAS No. 130 ("Reporting Comprehensive Income") establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any significant transactions that are required to be reported in comprehensive income.

    Segments—The Company operates in one principal business segment, a provider of advertising and commerce-sponsored Internet access. Substantially all of the Company's operating results and identifiable assets are in the United States.

    Stock Split—In July 1999, the Company authorized and implemented a three-for-two forward stock split. The share information in the accompanying financial statements has been retroactively restated to reflect the effect of the stock split.

    Reclassifications—Certain prior year amounts have been reclassified to conform to the fiscal year 2000 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

3.  RECENT ACCOUNTING PRONOUNCEMENTS

    In March 1998, the American Institute of Certified Public accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on the cost of computer software developed or obtained for internal use. The implementation of SOP No. 98-1 has not had a significant impact on the Company's financial position, results of operations or cash flows.

    In June 1998, The Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the planned use of the derivative and the resulting designation. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, the impact of the adoption of SFAS No. 133 is not currently expected to have a material impact on financial position, results of operations or cash flows. The Company will be required to implement SFAS No. 133 in the first quarter of fiscal 2001.

    In December 1999, the SEC issued Staff Accounting Bulletin 101 ("SAB 101"), "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In June 2000, the SEC issued SAB 101B, which requires implementation of SAB 101 by the Company no later than June 30, 2001. At this time, the Company is still assessing the impact of SAB 101 and the effect, if any, on the Company's financial position and results of operations.

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    In March 2000, the FASB issued FASB Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation." FIN No. 44 provides guidance for issues arising in applying APB No. 25. FIN No. 44 applies specifically to new awards, exchanges of awards in a business combination, modification to outstanding awards and changes in grantee status that occur on or after July 1, 2000, except for the provisions related to repricings and the definition of an employee which apply to awards issued after December 15, 1998. Application of FIN No. 44 is not anticipated to have an impact on the Company's financial reporting.

4.  ACQUISITIONS

    On December 1, 1999, the Company acquired 100% of the outstanding capital stock and options of AimTV, Inc. ("AimTV"). AimTV has developed a patent-pending technology designed to enable advertisers to run broadcast-quality commercials over narrowband Internet connections. Pursuant to the terms of the agreement, the outstanding capital stock and options were exchanged for approximately 973,000 shares of common stock and options to purchase common stock of NetZero. The transaction has been accounted for under the purchase method and, accordingly, the results of operations of AimTV have been included in the consolidated results of the Company since the date of acquisition. The excess of the purchase price over the fair value of net liabilities acquired amounted to approximately $23.7 million. The excess purchase price is comprised of approximately $14.3 million of goodwill and $9.4 million of identifiable intangible assets which are being amortized over their estimated useful lives ranging from two to three years.

    The following summarized unaudited pro forma information for the years ended June 30, 2000 and 1999 assumes that the acquisition of AimTV had occurred at the beginning of each year presented:

	June 30, 2000	June 30, 1999
	(unaudited)
Revenues	$55,506,000	$4,634,000
Net loss	$(96,867,000)	$(18,483,000)
Net loss per share	$(1.31)	$(1.60)

5.  PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

	June 30, 2000	June 30, 1999
Computer software and equipment	$24,541,000	$14,068,000
Furniture and fixtures	5,679,000	929,000
Assets under capital leases	17,313,000	3,739,000

Total	47,533,000	18,736,000
Less: accumulated depreciation, including accumulated capital lease amortization of $3,007,000 and $246,000 at June 30, 2000 and 1999, respectively	(9,871,000)	(620,000)

	$37,662,000	$18,116,000

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6.  INTANGIBLE ASSETS

    Intangible assets consist of the following:

	June 30, 2000	June 30, 1999
Goodwill	$14,260,000	$—
Software and technology	7,000,000	—
Non-compete agreements	2,200,000	—
Other intangible assets	1,588,000	—

	25,048,000	—
Less: accumulated amortization	(5,525,000)	—

	$19,523,000	$—

7.  ACCRUED LIABILITIES

    Accrued liabilities consist of the following:

	June 30, 2000	June 30, 1999
Accrued payroll and related expenses	$2,293,000	$619,000
Other accrued liabilities	213,000	642,000
Accrued offering expenses	—	260,000

	$2,506,000	$1,521,000

8.  LONG-TERM DEBT

    Long-term debt consists of the following:

	June 30, 2000	June 30, 1999
Notes payable to vendor, quarterly payments of $198,000, including interest at 15.3% through March 2002, uncollateralized	$1,195,000	$1,770,000
Note payable, monthly payments of $108,000, including interest at 13.7% through August 2002, collateralized by certain property and equipment	2,589,000	—

	3,784,000	1,770,000
Less: current portion	(1,641,000)	(560,000)

	$2,143,000	$1,210,000

    The weighted average interest rate on fiscal 2000 borrowings is approximately 14%.

    Future minimum principal payments required are as follows:

Year ended June 30:
2001	$1,641,000
2002	1,710,000
2003	433,000

$3,784,000

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9.  RELATED PARTY TRANSACTIONS

    In September 1998, the Company purchased certain software technology for $80,000 from a related party.

    At June 30, 2000 and 1999, the Company held notes receivable from two employees for $799,000 and $1,029,000, respectively, for the exercise of stock options. The notes bear interest at 4.83% and 5.28% per annum, respectively, and are due on March 20, 2004 and April 16, 2004, respectively, unless paid earlier. The notes, which are classified as a component of stockholders' equity, are full recourse to the Company and are collateralized by the shares of common stock issued upon exercise.

    During the year ended June 30, 2000, an entity which is a shareholder of the Company and certain of its affiliates purchased $4.3 million in banner advertisements, of which approximately $2.6 million was included in accounts receivable at June 30, 2000. In addition, the Chairman and Chief Executive Officer of this related entity is also a director of the Company.

10.  CAPITALIZATION

    Convertible and redeemable convertible preferred stock at June 30, 1999 and immediately prior to the Company's September 1999 initial public offering was composed of the following:

	Shares
			Liquidation Amount	Redemption Amount
	Authorized	Outstanding
Series A redeemable convertible	11,956,000	11,956,000	$1,063,000	$1,063,000
Series B redeemable convertible	7,275,000	7,274,000	1,077,000	1,077,000
Series C convertible	27,681,000	27,100,000	11,646,000	—
Series D convertible	19,500,000	18,082,000	33,271,000	—
Undesignated	8,588,000	—	—	—

	75,000,000	64,412,000	$47,057,000	$2,140,000

Common Stock

    As a condition to the issuance of Series A redeemable convertible preferred stock in September 1998, the employee founding stockholders of all of the then 15 million outstanding common shares entered into stock restriction agreements with the Company pursuant to which 7.5 million of the outstanding common shares were restricted and were made subject to monthly vesting over a four-year period based on the founders' continued employment with the Company. Under the terms of the restricted stock agreements, the Company has the right to repurchase the unvested shares at the original issue price in the event a founder ceases to be an employee or service provider to the Company. The repurchase right shall automatically lapse with respect to the unvested shares in the event the founder is constructively or involuntarily terminated without cause following a corporate transaction, defined as a (i) merger or consolidation with more than a 50% change of control or (ii) sale, transfer or disposition of substantially all the Company's assets in a dissolution. The Company recorded deferred stock compensation amounting to $333,000 for the shares covered under the restricted stock agreements. The deferred amount will be recognized as compensation expense over the vesting period. During the years ended June 30, 2000 and 1999, such compensation expense included in stock-based compensation in the statement of operations amounted to $90,000 and $173,000, respectively.

F–20

    In July 1999, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering. Also in July 1999, the Board of Directors approved the reincorporation of the Company in the State of Delaware, the change in the par value of the Company's common stock and the increase in the number of authorized shares that was effected prior to the closing of the initial public offering. The reincorporation was effected on September 21, 1999. On September 23, 1999, the Company completed its initial public offering in which the Company sold 11.5 million shares of its common stock, including 1.5 million shares in connection with the exercise of the underwriters' over-allotment option, at $16 per share. The proceeds to the Company from the offering, after deducting offering expenses, including underwriting discounts and commissions, were $169.3 million. Upon the closing of the offering, all issued and outstanding shares of the Company's redeemable and convertible preferred stock and convertible preferred stock were converted into an aggregate of 19,230,000 and 45,182,000 shares of common stock, respectively. After the offering, the Company's authorized capital consisted of 510 million shares of capital stock (500 million shares of common stock and 10 million shares of Preferred Stock) of which approximately 116.7 million shares of common stock were outstanding at June 30, 2000.

    In April 2000, the Company completed a private placement of 11.5 million shares of the Company's common stock and realized proceeds of approximately $144 million.

    At June 30, 2000 and 1999, 11,120,000 and 17,001,000 shares of common stock were subject to repurchase, of which 4,219,000 and 6,094,000 shares, respectively, related to unvested shares under the restricted stock agreements and 6,901,000 and 10,907,000 shares related to unvested stock options exercised.

Warrants

    Under the terms of a loan outstanding during the third quarter of fiscal 1999, the Company issued fully vested and exercisable warrants to purchase 23,000 shares of its Series C convertible preferred stock at an exercise price of $.4297 per share. The Company determined the fair value of the warrants to be immaterial at the date of issuance.

    In December 1999, the Company entered into a CD distribution agreement under which the Company issued an immediately exercisable, fully vested and non-forfeitable warrant to purchase 575,000 shares of the Company's common stock at $28.71 per share. The Company determined that the fair value of the warrant approximated $8.6 million at the date of issuance which is being amortized to stock-based charges over the four year term of the agreement.

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11.  NET LOSS PER SHARE

    The following table sets forth the computation of basic, diluted and pro forma net loss per share for the years ended June 30, 2000 and 1999, and the period from July 21, 1997 (inception) through June 30, 1998:

	Year Ended
			July 21, 1997 (inception) through June 30, 1998
	June 30, 2000	June 30, 1999
Numerator:
Net loss	$(91,286,000)	$(15,300,000)	$(25,000)

Denominator:
Weighted average common shares	87,941,000	19,401,000	15,000,000
Adjustment for common shares subject to repurchase	(13,818,000)	(8,609,000)	—

Adjusted weighted average common shares	74,123,000	10,792,000	15,000,000

Basic and diluted net loss per share	$(1.23)	$(1.42)	$—

    The diluted per share computations exclude convertible preferred stock, unvested common stock, warrants and options which were antidilutive. The number of shares excluded from the diluted net loss per share computation were 20,266,000, 84,910,000 and 4,285,000 for the periods ended June 30, 2000, 1999 and 1998, respectively.

12.  EMPLOYEE BENEFIT PLANS

    The Company has a 401(k) Profit Sharing Plan (the "Plan") available to all employees who meet the Plan's eligibility requirements. Under the Plan, participating employees may defer a percentage (not to exceed 15%) of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. Company matching and profit sharing contributions are discretionary. To date, the Company has not made any contributions to the Plan.

13.  PROVISION FOR INCOME TAXES

    As a result of net operating losses, the Company has not recorded a provision for income taxes. The components of the Company's deferred tax assets and related valuation allowances at June 30, 2000 and 1999 are as follows:

	June 30, 2000	June 30, 1999
Deferred tax assets:
Net operating loss carryforwards	$36,313,000	$5,868,000
Other	1,730,000	125,000

Total deferred tax assets	38,043,000	5,993,000
Less: valuation allowance	(38,043,000)	(5,993,000)

Net deferred taxes	$—	$—

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    Based on management's assessment, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets due to the likelihood that the Company may not generate sufficient taxable income during the carryforward period to utilize net operating loss carryforwards and other deferred tax benefits. The valuation allowance for net deferred taxes increased by $32,050,000 during the year ended June 30, 2000. The increase was the result of additional net losses and net changes in temporary differences.

    At June 30, 2000, the Company had net operating losses for federal and state income tax purposes of approximately $90,924,000 and $90,923,000, respectively, which begin to expire in 2019 and 2006, respectively. The net operating losses can be carried forward to offset future taxable income. Utilization of the above carryforwards may be subject to utilization limitations, which may inhibit the Company's ability to use carryforwards in the future.

14.  STOCK OPTIONS AND STOCK ISSUANCE PLANS

    The Company's 1998 and 1999 Stock Option and Stock Issuance Plans (the "Plans") provide for the issuance of stock and stock options at prices not less than 85% (110% if the award is issued to a 10% stockholder) of the fair market value at the date of issue. An aggregate of 25,044,000 shares were reserved under the Plans, of which 3,229,000 shares were available for future grant at June 30, 2000 and 8,571,000 options were outstanding at June 30, 2000.

    The Plans provide for the grant of nonstatutory and incentive stock options to employees, officers, directors and consultants of the Company. Options granted generally vest 25% after one year of service, and ratably over 36 months thereafter. Certain grants are immediately exercisable for unvested shares of common stock, with the unvested portion of the shares remaining subject to repurchase by the Company at the exercise price until the vesting period is complete. The Company had 6,901,000 unvested shares of common stock issued and outstanding under the Plans at June 30, 2000 (Note 10), which were subject to repurchase by the Company at the exercise price.

    The following table summarizes activity under the Plans for the periods ended June 30, 2000, 1999, and 1998:

	Number of Shares	Price Per Share	Weighted Average Exercise Price
Options outstanding at July 21, 1997 (inception)	—	$—	$—
Granted	4,285,000.03		.03

Options outstanding at June 30, 1998	4,285,000.03		.03
Granted	13,865,000	.03 - 3.33	.26
Exercised	(13,601,000)	.03 - .87	.10
Canceled	(1,052,000)	.03 - .10	.04

Options outstanding at June 30, 1999	3,497,000	.03 - 3.33	.69
Granted	7,307,000	1.03 - 35.56	16.40
Exercised	(674,000)	.03 - 3.33	.49
Canceled	(1,559,000)	.03 - 34.50	7.64

Options outstanding at June 30, 2000	8,571,000	$.03 - 35.56	$12.92

F–23

    Options granted during the years ended June 30, 2000 and 1999 resulted in total deferred compensation amounts of $2,784,000 and $8,619,000, respectively, which were included in deferred stock compensation in stockholders' equity. Deferred compensation expense is computed over the service period by using the aggregate percentage of compensation accrued by the end of each year of service (the vesting period). During the years ended June 30, 2000 and 1999, such compensation expense included in stock-based compensation in the statement of operations amounted to $5.2 million and $996,000, respectively. Annual amortization of deferred stock compensation for options granted as of June 30, 2000 is approximately $3.0 million, $1.6 million, $623,000 and $24,000 for the years ending June 30, 2001, 2002, 2003 and 2004, respectively.

    Additional information with respect to the outstanding options as of June 30, 2000 is as follows:

						Options Exercised Subject to Repurchase
				Options Exercisable
	Options Outstanding
		Weighted Average Remaining Contractual Life
Prices	Number of Shares		Average Exercise Price	Number of Shares	Average Exercise Price	Number of Shares	Average Repurchase Price
$ .03 to 1.03	2,068,000	8.85	$0.73	1,448,000	$0.67	6,901,000	$0.13
3.33 to 13.75	1,990,000	9.26	8.95	745,000	6.65	—	—
14.63 to 19.94	3,337,000	1.85	19.22	68,000	19.25	—	—
20.56 to 29.13	1,103,000	9.08	22.59	185,000	23.09	—	—
30.00 to 35.56	73,000	9.34	32.59	29,000	31.25	—	—

	8,571,000			2,475,000		6,901,000

    The Company calculated the minimum fair value of each option grant on the date of the grant using the minimum value option pricing model as prescribed by SFAS No. 123 through September 23, 1999. The fair value of the options granted subsequent to September 23, 1999 have been estimated at the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used:

	Year Ended
			July 21, 1997 (inception) through June 30, 1998
	June 30, 2000	June 30, 1999
Risk-free interest rates	6%	5%	6%
Expected lives (in years)	5	4	4
Dividend yield	0%	0%	0%
Expected volatility	85%	0%	0%
	As Reported	Pro Forma
Year ended June 20, 2000:
Net Loss	$(91,286,000)	$(105,365,000)
Basic and diluted net loss per share	(1.23)	(1.42)
Year ended June 30, 1999:
Net loss	$(15,300,000)	$(15,331,000)
Basic and diluted net loss per share	(1.42)	(1.42)
Period from July 21, 1997 (inception) through June 30, 1998:
Net loss	$(25,000)	$(25,000)
Basic and diluted net loss per share	—	—

F–24

    The weighted average grant-date fair value of options granted was $10.63, $.07 and $— per share for the periods ended June 30, 2000, 1999, and 1998, respectively.

    In September 1998, the Company issued options to a non employee investor to purchase 704,000 and 422,000 shares of Series A and Series B redeemable convertible preferred stock, respectively, at exercise prices equal to the respective Series A and Series B issuance prices. The Company incurred a charge of $67,000 relating to these options which is included in stock-based charges in the accompanying statement of operations. The options were exercised and the preferred shares issued in March 1999.

    In December 1998, the Company issued, to a non-employee director, 225,000 options to purchase Series C convertible preferred stock at $.4297 per share. These options, which have a 48-month vesting period from the date of grant, were exercised in March 1999. The unvested portion remains subject to repurchase by the Company at the original issue price.

    The Company has an Employee Stock Purchase Plan (ESPP), with a term of ten years, which expires in the year 2009, and under which 2,072,000 shares of the Company's common stock have been authorized and reserved for issuance. Eligible employees may authorize payroll deductions of up to 15% of their compensation to purchase shares of common stock at 85% of the lower of the market price per share at the beginning or end of each six-month offering period.

    During 2000, approximately 49,000 shares were purchased under the Company's ESPP at weighted average purchase price of $10.25 per share. At June 30, 2000 there were approximately 2,023,000 shares available for future issuance. The weighted average fair value of ESPP shares purchased in 2000 was $5.74 per share.

15.  COMMITMENTS AND CONTINGENCIES

Capital Leases

    During the years ended June 30, 2000 and 1999, the Company entered into certain noncancelable lease obligations for certain computer and office equipment. The future minimum lease payments are discounted using varying interest rates over the two- to five-year lease terms.

    Future minimum lease payments under noncancelable capital leases for the following fiscal years at June 30, 2000 are:

2001	$7,087,000
2002	5,016,000
2003	4,543,000
2004	18,000

Total minimum obligations	16,664,000
Less: amounts representing interest	(2,282,000)

Present value of minimum obligations	14,382,000
Less: current portion	(6,247,000)

Total	$8,135,000

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Operating Leases

    The Company leases its facilities under noncancelable operating leases expiring at various periods through 2010. The leases generally contain annual escalation provisions as well as renewal options. The Company must maintain letters of credit with financial institutions as a security deposit in accordance with certain facility lease agreements. The letters of credit, which remain in effect until various dates through June 2001, are collateralized by certificates of deposit and are classified as restricted cash at June 30, 2000.

    Future minimum lease payments under operating leases for the following fiscal years at June 30, 2000 are:

2001	$2,487,000
2002	2,479,000
2003	2,520,000
2004	2,585,000
2005	2,480,000
Thereafter	8,590,000

Total	$21,141,000

    Total rental expense for operating leases was $1,908,000, $153,000 and $0 for the periods ended June 30, 2000, 1999 and 1998, respectively.

Other Commitments

    Under the terms of a multi-year advertising agreement, the Company is commited to purchase approximately $19.1 million and $20.5 million in advertising for the fiscal years ending June 30, 2001 and 2002, respectively.

Litigation

    The Company is subject to legal proceedings and claims, which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position or results of operations of the Company.

F–26

16.  QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended
	September 30	December 31	March 31	June 30
	(in thousands, except for per share amounts)
Fiscal 2000
Net revenues	$7,720	$12,242	$16,858	$18,686
Gross profit (loss)	(4,373)	(2,906)	(1,601)	871
Loss from operations	(14,991)	(26,513)	(26,624)	(29,971)
Net loss	$(14,927)	$(24,576)	$(24,860)	$(26,923)
Basic and diluted net loss per share	$(1.04)	$(0.27)	$(0.27)	$(0.26)
Fiscal 1999
Net revenues	$—	$122	$781	$3,731
Gross loss	(6)	(942)	(3,198)	(3,646)
Loss from operations	(217)	(1,789)	(5,125)	(8,284)
Net loss	$(217)	$(1,795)	$(5,095)	$(8,193)
Basic and diluted net loss per share	$(0.02)	$(0.22)	$(0.50)	$(0.72)

17.  SUBSEQUENT EVENTS

    In July 2000, the Company issued approximately 1.7 million common stock options to all employees who had existing stock options that had an exercise price greater than $5.50 per share. The options granted vest 25% after six months and ratably over eighteen months thereafter. Additionally, the Company issued approximately 1.5 million shares of restricted common stock to certain employees. Such restricted shares vest in twelve equal quarterly installments commencing in August 2000.

Subsequent Events (Unaudited)

    In August 2000, the Company purchased all of the outstanding stock and stock options of Simpli.com, Inc. ("Simpli.com"). The purchase price was satisfied through the issuance of approximately 2.5 million shares of the Company's common stock and approximately $2.6 million in cash. Simpli.com is a targeted marketing infrastructure and search technology company which provides search and targeted marketing solutions based on user interests and preferences.

    In September 2000, the Company issued approximately 5.6 million shares of its common stock to acquire all of the outstanding shares and stock options of RocketCash Corporation ("RocketCash"). RocketCash is an on-line gateway that enables customers to shop and buy online at merchant web-sites without a credit card, in a secure environment.

F–27

NETZERO, INC.

CONSOLIDATED BALANCE SHEETS

	March 31, 2001	June 30, 2000
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$68,658,000	$201,512,000
Short-term investments	81,877,000	36,353,000
Restricted cash	10,062,000	6,982,000
Accounts receivable, net of allowance for doubtful accounts of $1,780,000 at March 31, 2001 and $1,651,000 at June 30, 2000	10,012,000	15,748,000
Other current assets	6,447,000	3,941,000

Total current assets	177,056,000	264,536,000
Property and equipment, net	32,853,000	37,662,000
Restricted cash	2,353,000	2,692,000
Intangible assets, net	1,488,000	19,523,000
Other assets	2,674,000	1,545,000

Total assets	$216,424,000	$325,958,000

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$22,149,000	$18,727,000
Accrued liabilities	3,959,000	2,506,000
Deferred revenue	1,870,000	825,000
Current portion of notes payable	1,827,000	1,641,000
Current portion of capital leases	5,072,000	6,247,000

Total current liabilities	34,877,000	29,946,000
Notes payable less current portion	749,000	2,143,000
Capital leases less current portion	4,009,000	8,135,000
Stockholders' equity
Convertible preferred stock, $0.001 par value; 10,000,000 shares authorized and no shares issued and outstanding at March 31, 2001 and June 30, 2000, respectively	—	—
Common stock, $0.001 par value; 500,000,000 authorized; 125,329,000 and 116,712,000 shares issued and outstanding at March 31, 2001 and June 30, 2000, respectively	125,000	118,000
Additional paid-in capital	466,247,000	405,847,000
Notes receivable from stockholders	(820,000)	(799,000)
Deferred stock-based charges	(18,939,000)	(12,821,000)
Other accumulated comprehensive income	395,000	—
Accumulated deficit	(270,219,000)	(106,611,000)

Total stockholders' equity	176,789,000	285,734,000

Total liabilities and stockholders' equity	$216,424,000	$325,958,000

The accompanying notes are an integral part of these consolidated financial statements.

F–28

NETZERO, INC

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,		Nine Months Ended March 31,
	2001	2000	2001	2000
Revenues
Advertising and commerce	$10,992,000	$16,624,000	$42,802,000	$36,400,000
Billable services	1,778,000	234,000	2,443,000	420,000

Total revenues	12,770,000	16,858,000	45,245,000	36,820,000

Cost of revenues (including stock-based charges of $80,000 and $96,000 for the quarters ended March 31, 2001 and 2000, and $319,000 and $285,000 for the nine months ended March 31, 2001 and 2000, respectively)	24,677,000	18,555,000	64,014,000	45,986,000

Gross loss	(11,907,000)	(1,697,000)	(18,769,000)	(9,166,000)

Operating expenses
Sales and marketing (including stock-based charges of $1,461,000 and $804,000 for the quarters ended March 31, 2001 and 2000, and $4,050,000 and $1,328,000 for the nine months ended March 31, 2001 and 2000, respectively)	12,490,000	13,727,000	43,667,000	34,798,000
Product development (including stock-based charges of $1,548,000 and $81,000 for the quarters ended March 31, 2001 and 2000, and $5,071,000 and $240,000 for the nine months ended March 31, 2001 and 2000, respectively)	6,760,000	1,647,000	20,394,000	4,036,000
General and administrative (including stock-based charges of $1,515,000 and $980,000 for the quarters ended March 31, 2001 and 2000, and $6,303,000 and $2,906,000 for the nine months ended March 31, 2001 and 2000, respectively)	7,066,000	7,053,000	23,813,000	16,970,000
Amortization of intangible assets	6,539,000	2,500,000	16,737,000	3,158,000
Impairment of goodwill and intangible assets	48,622,000	—	48,622,000	—

Total operating expenses	81,477,000	24,927,000	153,233,000	58,962,000

Loss from operations	(93,384,000)	(26,624,000)	(172,002,000)	(68,128,000)

Interest and other income	2,362,000	2,128,000	9,602,000	4,809,000
Interest and other expense	(366,000)	(364,000)	(1,208,000)	(1,044,000)

Net loss	$(91,388,000)	$(24,860,000)	$(163,608,000)	$(64,363,000)

Unrealized gain on short-term investments	395,000	—	395,000	—

Comprehensive loss	$(90,993,000)	$(24,860,000)	$(163,213,000)	$(64,363,000)

Basic and diluted net loss per share	$(0.79)	$(0.27)	$(1.45)	$(0.99)

Shares used to calculate basic and diluted net loss per share	115,711,000	91,123,000	112,496,000	64,837,000

The accompanying notes are an integral part of these consolidated financial statements.

F–29

NETZERO, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW

	Nine Months Ended March 31,
	2001	2000
Cash flows from operating activities:
Net loss	$(163,608,000)	$(64,363,000)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	28,653,000	9,188,000
Impairment of goodwill and intangible assets	48,622,000	—
Loss on disposal of property and equipment	71,000	—
Allowance for doubtful accounts	129,000	465,000
Stock-based charges	15,743,000	4,759,000
Accrued interest—notes receivable from stockholders	(21,000)	(53,000)
Changes in operating assets and liabilities (excluding the effects of the acquisitions):
Restricted cash	(2,499,000)	(11,021,000)
Accounts receivable	5,677,000	(8,499,000)
Other assets	(4,176,000)	(2,993,000)
Accounts payable and accrued expenses	1,967,000	11,430,000
Deferred revenue	1,000,000	(313,000)

Net cash used for operating activities	(68,442,000)	(61,400,000)

Cash flows from investing activities:
Purchase of property and equipment	(4,919,000)	(12,569,000)
Purchase of patent rights	(408,000)	—
Purchase of short-term investments	(97,799,000)	(7,500,000)
Proceeds from sale of short-term investments	52,702,000	—
Cash paid for acquisitions, net of cash acquired	(7,721,000)	—

Net cash used for investing activities	(58,145,000)	(20,069,000)

Cash flows from financing activities:
Payments on capital leases	(5,314,000)	(1,763,000)
Payments on notes payable	(1,208,000)	(930,000)
Proceeds from equipment financing	—	5,680,000
Proceeds from notes payable	—	3,498,000
Repayment of notes receivable from stockholders	—	21,000
Proceeds from exercise of stock options	81,000	180,000
Stock repurchases	(59,000)	—
Proceeds from employee stock purchase plan	233,000	—
Net proceeds from issuance of common stock	—	169,300,000

Net cash (used) provided by financing activities	(6,267,000)	175,986,000

Change in cash and cash equivalents	(132,854,000)	94,517,000
Cash and cash equivalents, beginning of period	201,512,000	24,035,000

Cash and cash equivalents, end of period	$68,658,000	$118,552,000

Supplemental disclosure of non-cash investing and financing activities:
Equipment obtained under capital leases	$—	$636,000

Stock issued for acquisitions	$49,802,000	$23,249,000

Issuance of warrant for marketing services	$—	$8,600,000

The accompanying notes are an integral part of these consolidated financial statements.

F–30

NETZERO, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business.

    NetZero, Inc. ("NetZero" or the "Company") was incorporated in July 1997 and launched its service in October 1998. The Company is a leading provider of advertising- and commerce-supported and fee-based Internet access, offering a broad range of interactive marketing, research and measurement solutions. Through proprietary technologies, the Company offers marketers targeting capabilities through numerous online advertising and sponsorship channels. NetZero also offers marketers, advertisers and market research organizations mass-scale, online market research through its CyberTarget division. NetZero's Internet service offers consumers access to the Internet and includes custom navigation tools that provide "speed dial' to key sites on the Internet.

    NetZero offers both free and pay Internet access services. The NetZero free Internet service is currently available for up to 40 hours per month per household. Households that wish to continue with the free service beyond the current 40 hour limit may choose to subscribe to the "NetZero Professional" service, which requires them to pay $9.95, and provides them with an extended access pass enabling unlimited Internet access for the remainder of that month. In addition, the Company currently offers the "NetZero Platinum" monthly subscription service for $9.95 per month, which provides users with unlimited Internet access each month and features an ultra-thin toolbar without the advertising banners currently included on the ZeroPort of the free service.

2. Basis of Presentation.

    The consolidated financial statements are unaudited, other than the balance sheet information for the Company as of June 30, 2000 and, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of the results for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for the full fiscal year or for any future period. Certain amounts in the prior year's financial statements have been reclassified to conform to the presentation of the current period. These consolidated financial statements should be read in conjunction with the audited financial statements and related notes included in the Company's Annual Report on Form 10-K for the year ended June 30, 2000 filed on September 28, 2000 with the Securities and Exchange Commission (the "SEC").

    At March 31, 2001, the Company had cash, cash equivalents and short-term investments of approximately $150.5 million. The Company considers its existing cash, cash equivalents and short-term investments to be adequate to fund its operating activities, capital expenditures and other obligations for at least the next 12 months. However, the Company may need to raise additional capital for a variety of reasons including, without limitation, in order to fund more rapid growth, expand marketing activities, develop new or enhance existing services or products to respond to competitive pressures or to acquire complementary services, businesses or technologies. If, in the future, the Company is not successful in generating sufficient cash flow from operations, additional capital through public or private financings, strategic relationships or other arrangements will be necessary. This additional funding, if needed, might not be available on acceptable terms, or at all. Failure to raise sufficient capital when needed could have a material adverse effect on the business, results of operations and financial condition of the Company. If additional funds were raised through the issuance of equity securities, the percentage of stock owned by the then-current stockholders would be reduced. Furthermore, such equity securities might have rights, preferences or privileges senior to those of the common stockholders.

F–31

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates.

3. Recent Accounting Pronouncements.

    In June 1998, The Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities." The statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the planned use of the derivative and the resulting designation. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, the impact of the adoption of SFAS No. 133 did not have a material impact on financial position, results of operations or cash flows. The Company was required to implement SFAS No. 133 in the first quarter of fiscal 2001.

    In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In June 2000, the SEC issued SAB 101B, which requires implementation of SAB 101 by the Company no later than June 30, 2001. The SEC issued additional guidance in the form of its Frequently Asked Questions and Answers document in October 2000. The Company believes that the adoption of SAB 101 will not have a material impact on the Company's financial position and results of operations.

    In March 2000, the FASB issued FASB Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation." FIN 44 provides guidance for issues arising in applying APB 25. FIN 44 applies specifically to new awards, exchanges of awards in a business combination, modification to outstanding awards and changes in grantee status that occur on or after July 1, 2000, except for the provisions related to repricings and the definition of an employee which apply to awards issued after December 15, 1998. The application of FIN 44 has not had a material impact on the Company's financial reporting.

4. Significant Accounting Policies.

Revenue Recognition

    The Company's revenues are derived principally from the sale of advertising, which includes targeted and non-targeted banner advertisements, placements and sponsorships, referrals of users to other web-sites, performance-based agreements including e-commerce arrangements and advertising messages delivered to the Company's users via e-mail. Banner advertising and sponsorship revenues are recognized in the periods in which the advertisement or sponsorship placement is displayed, based upon the lesser of impressions delivered over the total number of guaranteed impressions or ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain, fees are fixed and determinable, and collection of the related receivable is probable. The Company's obligations typically include the guarantee of a minimum number of impressions or the satisfaction of other performance criteria. Revenues from performance-based arrangements are recognized as the related performance criteria are met. Referral revenues are recognized as referrals

F–32

are made to advertisers' or sponsors' web-sites, provided that no significant Company obligations remain, fees are fixed and determinable, and collection of the related receivable is probable. Barter transactions are recorded at the fair value of the goods or services provided or received, whichever is more readily determinable under the circumstances. In determining the value of the goods or services provided, the Company uses historical pricing of comparable cash transactions. For the periods presented, revenues recognized from barter transactions were less than 1% of total net revenues.

    The Company also derives revenues from billable products and services, such as its pay Internet access services. Billable services revenues are recognized in the period in which the related products or services are provided to the user. Billable services revenue primarily consists of subscription fees that are received from users of the Company's fee-based access services. In addition, billable services revenues include fees charged to prospective users related to the cost of producing, shipping and handling of CD's containing the Company's software. The Company generally requires that subscribers pre-pay for their billable services, which results in the deferral of certain revenues into the period in which the related access services are provided.

Long Lived Assets

    The Company identifies and records impairment losses on long-lived assets, including goodwill that is not identified with an impaired asset, when events and circumstances indicate that such assets might be impaired. Events and circumstances that may indicate that an asset is impaired include significant decreases in the market value of an asset, a change in the extent or manner in which an asset is used, shifts in technology, loss of key management or personnel, changes in the operating model or strategy and competitive forces.

    If events and circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the assets.

5. Intangible Assets.

    Intangible assets consist primarily of purchased technology, acquired workforce, acquired brand name and content, non-compete agreements, acquired users, and goodwill related to the acquisitions of AimTV, Inc. ("AimTV"), Simpli.com, Inc. ("Simpli.com"), RocketCash Corporation ("RocketCash"), and FreeI Networks, Inc. ("Freei"). These acquisitions were accounted for as purchases and are further described in Note 6. Amortization of goodwill and identifiable intangible assets is provided for on the straight-line basis over the estimated useful lives of the asset, which range from two to four years.

    During the third quarter of fiscal 2001, the Company identified indications of possible impairment of its long-lived assets, principally goodwill and other acquired intangible assets. Such indicators included deterioration in the business climate for Internet advertising and other web-related companies, reduced levels of venture capital funding activity for Internet-based consumer businesses, which historically have represented a significant portion of our revenues, significant declines in the market values of NetZero and our competitors in the Internet advertising industry for a significant period of time, recent changes in the Company's 2001 operating and cash flow forecasts and long-term strategies

F–33

as a result of significant declines in the Internet advertising market and related revenues, and changes in strategic plans for certain of our acquired businesses.

    Asset impairment tests were performed at the enterprise and lowest level for which there are identifiable cash flows. The tests were performed by comparing the expected undiscounted cash flows over the estimated useful lives of the assets, plus a terminal value for future cash flows, to the carrying amount of the goodwill and other intangible assets resulting from purchase business combinations. Based on the results of these tests, it was determined that goodwill and other identifiable intangible assets initially recorded in connection with the acquisitions of AimTV, Simpli.com, RocketCash and Freei were impaired.

    The Company determined the fair value of the impaired assets using the discounted cash flow method and the market comparison method. An impairment of goodwill and intangible assets totaling $48.6 million was recorded during the the quarter ended March 31, 2001, reflecting the amount by which the carrying amount of the assets exceeded their respective fair values. The impairment consisted of $33.5 million for goodwill and $15.1 million for other acquired intangible assets. No impairment of goodwill or other acquired intangible assets was recorded during fiscal 2000.

6. Acquisitions.

    In December 1999, the Company acquired 100% of the outstanding capital stock and options of AimTV. AimTV has developed a patent-pending technology designed to enable advertisers to run broadcast-quality commercials over narrowband Internet connections. Pursuant to the terms of the agreement, the outstanding capital stock and options were exchanged for approximately 973,000 shares of common stock and options to purchase common stock of NetZero. The transaction has been accounted for under the purchase method and, accordingly, the results of operations of AimTV have been included in the consolidated results of the Company since the date of acquisition. The excess of the purchase price over the fair value of net liabilities acquired amounted to approximately $23.7 million. The excess purchase price was comprised of approximately $14.3 million of goodwill and $9.4 million of identifiable intangible assets. Management has estimated the fair value of the net assets acquired, based on discounted future cash flows as well as strategic and market factors, to be below the carrying values of goodwill and identifiable intangible assets. Accordingly, NetZero took an impairment charge during the quarter ended March 31, 2001 of approximately $11.1 million, to write off the remaining balance of the goodwill and intangible assets acquired in connection with this acquisition.

    In August 2000, the Company acquired Simpli.com in a stock and cash transaction. Simpli.com is a targeted marketing infrastructure and search technology company. Pursuant to the terms of the agreement, the Company issued 2.5 million shares of common stock and paid $2.6 million in cash. The transaction has been accounted for under the purchase method and, accordingly, the results of operations of Simpli.com have been included in the consolidated results of the Company since the date of acquisition. The excess of the purchase price over the fair value of net liabilities acquired amounted to approximately $23.5 million. The excess purchase price was comprised of approximately $8.7 million of goodwill, $8.4 million of deferred stock-based charges and $6.4 million of identifiable intangible assets all of which are being amortized over periods ranging from two to three years. Management has estimated the fair value of the net assets acquired, based on discounted future cash flows as well as strategic and market factors, to be below the carrying values of goodwill and identifiable intangible assets. Accordingly, NetZero took an impairment charge during the quarter ended March 31, 2001 of

F–34

approximately $11.6 million, to write off the remaining balance of the goodwill and intangible assets acquired in connection with this acquisition.

    In September 2000, the Company acquired RocketCash in a stock for stock transaction. RocketCash is a leading online gateway that enables consumers, particularly the rapidly growing teen market, to shop and buy securely on the Internet without a credit card. Pursuant to the terms of the agreement, the Company issued approximately 5.2 million shares of common stock and options to purchase common stock. The transaction has been accounted for under the purchase method and, accordingly, the results of operations of RocketCash have been included in the consolidated results of the Company since the date of acquisition. The excess of the purchase price over the fair value of net liabilities acquired amounted to approximately $30.2 million. The excess purchase price was comprised of approximately $18.1 million of goodwill, $9.0 million of identifiable intangible assets and $3.1 million of deferred stock-based charges all of which are being amortized over periods ranging from two to four years. Management has estimated the fair value of the net assets acquired, based on discounted future cash flows as well as strategic and market factors, to be below the carrying values of goodwill and identifiable intangible assets. Accordingly, NetZero took an impairment charge during the quarter ended March 31, 2001 of approximately $21.6 million, to write off the remaining balance of the goodwill and intangible assets acquired in connection with this acquisition.

    In November 2000, the Company acquired certain assets of Freei for approximately $4.6 million. Assets acquired included the domain names "Freeinternet.com", "Freeinet.com" and "Freei.net", certain proprietary rights, certain fixed assets, and the rights to market NetZero's service to Freei's users. The assets acquired have been included in the consolidated balance sheet of the Company at their fair market value since the date of acquisition and are being amortized generally over a two-year period. The Company has estimated the fair value of the net assets acquired, based on discounted future cash flows as well as strategic and market factors, to be below the carrying values of the assets. Accordingly, NetZero took an impairment charge during the quarter ended March 31, 2001 of approximately $3.3 million to write off the remaining balances of the intangible assets acquired in connection with this acquisition.

    The following summarized unaudited pro forma financial information for the nine months ended March 31, 2001 and 2000 assumes that the acquisitions had occurred at the beginning of each period presented:

	Nine Months Ended March 31,
	2001	2000
Net revenues	$45,253,000	$36,840,000
Net loss	$(168,949,000)	$(96,039,000)
Net loss per share	$(1.47)	$(1.33)

7. Concentration of Credit Risk.

    At March 31, 2001 and March 31, 2000, two customers comprised approximately 21%, and 11%, and one customer comprised 11%, of the accounts receivable balance, respectively. For the three months ended March 31, 2001 and March 31, 2000, three customers comprised 20%, 14% and 11% of revenues, and one customer comprised 26% of revenues, respectively. For the nine months ended

F–35

March 31, 2001 and March 31, 2000, three customers comprised 25%, 12%, and 11% of revenues, and two customers comprised 31% and 15% of revenues, respectively.

8. Equity.

Initial Public Offering

    In September 1999, the Company completed an initial public offering in which the Company sold 11.5 million shares of its common stock, including 1.5 million shares in connection with the exercise of the underwriters' over-allotment option, at $16 per share. The proceeds to the Company from the offering, after deducting offering expenses, including underwriting discounts and commissions, were $169.3 million. Upon the closing of the offering, all of the Company's then outstanding preferred stock automatically converted into common stock on an one-for-one basis.

Private Placement

    In April 2000, the Company completed a private placement of 11.5 million shares of the Company's common stock and realized proceeds of approximately $144 million.

Restricted Stock Awards

    In July 2000, certain employees were granted restricted stock awards totaling approximately 1.5 million shares of common stock. The shares of common stock subject to such awards will vest and be issued in twelve successive equal quarterly installments beginning in August 2000. The Company has recorded deferred stock-based charges of approximately $7.8 million in connection with these awards.

Marketing Agreements

    In connection with the acquisition of RocketCash, the Company issued 500,000 shares of its common stock in connection with a RocketCash consumer-marketing program and recorded stock-based charges of approximately $2.8 million. These charges are being amortized in sales and marketing expense over the fifteen-month term of the agreement.

9. Earnings (Loss) Per Share.

    The Company has adopted SFAS No. 128, "Earnings per Share" ("EPS"). SFAS No. 128 requires dual presentation of basic and diluted EPS. Basic EPS represents the weighted average number of shares outstanding divided into net income (loss) during a reported period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company has not included potential common stock in the calculation of EPS as such inclusion would have an anti-dilutive effect.

F–36

    The following table sets forth the computation of basic and diluted net loss per share:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2001	2000	2001	2000
Numerator:
Net loss	$(91,388,000)	$(24,860,000)	$(163,608,000)	$(64,363,000)

Denominator:
Weighted average common shares	125,287,000	104,811,000	123,123,000	80,092,000
Adjustment for common shares subject to repurchase	(9,576,000)	(13,688,000)	(10,627,000)	(15,255,000)

Adjusted weighted average common shares	115,711,000	91,123,000	112,496,000	64,837,000

Basic and diluted net loss per share	$(0.79)	$(0.27)	$(1.45)	$(0.99)

10. Commitments and Contingencies.

    In December 2000, NetZero sued Juno Online Services ("Juno") for patent infringement and filed a motion for a temporary restraining order restricting Juno from displaying banner advertisements on its service. In January 2001, the temporary restraining order was granted and NetZero posted a bond in the amount of $5.0 million. In April 2001, the temporary restraining order was lifted and Juno subsequently informed NetZero that it intends to seek recourse against the bond to recover damages incurred during the time the temporary restraining order was in place. NetZero believes its initial patent claims are meritorious, although the matter will not be decided until a trial on the merits, which may not occur until calendar 2002. If the Company succeeds on the merits, it does not believe Juno will be entitled to damages as a result of the temporary restraining order. Even if Juno were to succeed in its damage claim, the Company does not believe that any payments to be made by NetZero in connection therewith would be material to its financial position, results of operations and cash flows. However, there can be no assurance of the outcome of this matter.

    In April 2001, NetZero and certain of its officers and directors were served with a complaint alleging violations of the federal securities laws. A number of other complaints have since been filed containing similar allegations, but only one other complaint has been served as of May 14, 2001. These complaints were brought as purported shareholder class actions under Sections 11 and 15 of the Securities Act of 1933, as amended.

    The complaints generally allege that the prospectus through which NetZero conducted its initial public offering in September 1999 was materially false and misleading because it failed to disclose, among other things, that (i) the underwriters of NetZero's initial public offering had solicited and received excessive and undisclosed commissions from certain investors in exchange for which the underwriters allocated to those investors material portions of the restricted number of NetZero shares issued in connection with initial public offering; and (ii) the underwriters had entered into agreements with customers whereby they agreed to allocate NetZero shares to those customers in the initial public offering in exchange for which the customers agreed to purchase additional NetZero shares in the aftermarket at pre-determined prices.

F–37

    The pending lawsuits involve complex questions of fact and law and likely will require the expenditure of significant funds and the diversion of other resources to defend. Although the Company believes the outcome of the above outstanding legal proceedings, claims and litigation will not have a material adverse effect on its business, results of operations or financial position, the results of litigation are inherently uncertain, and an adverse outcome is at least reasonably possible. The Company is unable to estimate the range of possible loss from outstanding litigation, and no amounts have been provided for such matters in the accompanying consolidated financial statements.

    The Company is subject to various other legal proceeding and claims, which arise in the ordinary course of business. In the opinion of management, the amount, and ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

F–38

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
AimTV, Inc.
(A Development Stage Enterprise):

    In our opinion, the accompanying balance sheet of AimTV, Inc. (A Development Stage Enterprise) (the "Company") as of June 30, 1999, and the related statements of operations, shareholders' equity and cash flows for the period from March 1, 1999 (inception) through June 30, 1999 present fairly, in all material respects, the financial position of the Company as of June 30, 1999, and the results of its operations and its cash flows for the period from March 1, 1999 (inception) through June 30, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Woodland Hills, California
January 6, 2000

F–39

AIMTV, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

BALANCE SHEETS

	September 30, 1999	June 30, 1999
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$620,630	$765,750
Prepaid expenses and other current assets	28,825	24,520

Total current assets	649,455	790,270
Property and equipment, net	193,350	37,902
Other assets	14,835	11,958
Restricted cash	75,637	75,000

Total assets	$933,277	$915,130

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$292,035	$40,893
Other payables	16,938	22,392
Convertible notes payable—current portion	100,000	—

Total current liabilities	408,973	63,285
Convertible notes payable	150,000	50,000

Total liabilities	558,973	113,285
Shareholders' equity:
Convertible preferred stock; no par value; 5,000,000 authorized; 3,600,000 and 4,000,000 issued and outstanding at June 30, 1999 and September 30, 1999, respectively, liquidation preference of $900,000 and $1,000,000, respectively	1,000,000	900,000
Common stock; no par value; 30,000,000 authorized at June 30, 1999 and September 30, 1999, respectively; 10,260,000 and 11,800,000 issued and outstanding at June 30, 1999 and September 30, 1999, respectively	83,640	6,640
Additional paid-in capital	1,356,358	—
Unearned deferred compensation	(1,000,503)	—
Deficit accumulated during the development stage	(1,065,191)	(104,795)

Total shareholders' equity	374,304	801,845

Total liabilities and shareholders' equity	$933,277	$915,130

The accompanying notes are an integral part of these financial statements.

F–40

AIMTV, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENTS OF OPERATIONS

	Period from March 1, 1999 (inception) through September 30, 1999	Three Months Ended September 30, 1999	Period from March 1, 1999 (inception) through June 30, 1999
	(unaudited)	(unaudited)
Revenue	$—	$—	$—
Costs and expenses:
Research and product development	335,586	308,712	26,874
Sales and marketing	142,692	122,705	19,987
General and administrative	233,525	174,813	58,712
Stock-based compensation	355,855	355,855	—

Loss from operations	(1,067,658)	(962,085)	(105,573)
Other income (expense):
Interest income	5,308	4,530	778
Interest expense	(2,841)	(2,841)	—

Net loss	$(1,065,191)	$(960,396)	$(104,795)

The accompanying notes are an integral part of these financial statements.

F–41

AIMTV, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENTS OF SHAREHOLDERS' EQUITY

							Deficit Accumulated During The Development Stage
	Convertible Preferred Stock		Common Stock
					Additional Paid-in Capital	Unearned Deferred Compensation		Total Shareholder's Equity
	Shares	Amount	Shares	Amount
Balance at March 1, 1999 (inception)
Issuance of common stock	—	$—	10,260,000	$6,640	$—	$—	$—	$6,640
Issuance of Series A Preferred	3,600,000	900,000	—	—	—	—	—	900,000
Net loss	—	—	—	—	—	—	(104,795)	(104,795)

Balance at June 30, 1999	3,600,000	900,000	10,260,000	6,640	—	—	(104,795)	801,845
Issuance of common stock (unaudited)	—	—	1,540,000	77,000	—	—	—	77,000
Issuance of Series A Preferred (unaudited)	400,000	100,000	—	—	—	—	—	100,000
Unearned deferred compensation (unaudited)	—	—	—	—	1,356,358	(1,356,358)	—	—
Stock-based compensation (unaudited)	—	—	—	—	—	355,855	—	355,855
Net loss (unaudited)	—	—	—	—	—	—	(960,396)	(960,396)

Balance at September 30, 1999 (unaudited)	4,000,000	$1,000,000	11,800,000	$83,640	$1,356,358	$(1,000,503)	$(1,065,191)	$374,304

The accompanying notes are an integral part of these financial statements.

F–42

AIMTV, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENTS OF CASH FLOWS

	Period from March 1, 1999 (inception) through September 30, 1999	Three Months Ended September 30, 1999	Period from March 1, 1999 (inception) through June 30, 1999
	(unaudited)	(unaudited)
Operating activities:
Net loss	$(1,065,191)	$(960,396)	$(104,795)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	11,057	9,778	1,279
Stock—based compensation	355,855	355,855	—
Changes in current assets and liabilities:
Restricted cash	(75,637)	(637)	(75,000)
Prepaid expenses and other assets	(37,560)	(7,182)	(30,378)
Accounts payable and accrued expenses	292,035	251,142	40,893
Other payables	16,938	(5,454)	22,392

Net cash used in operating activities	(502,503)	(356,894)	(145,609)

Investing activities:
Purchases of property and equipment	(204,407)	(165,226)	(39,181)

Net cash used in investing activities	(204,407)	(165,226)	(39,181)

Financing activities:
Proceeds from issuance of common stock	77,540	77,000	540
Proceeds from issuance of Series A preferred stock	1,000,000	100,000	900,000
Proceeds from convertible notes payable	250,000	200,000	50,000

Net cash provided by financing activities	1,327,540	377,000	950,540

Increase (decrease) in cash and cash equivalents	620,630	(145,120)	765,750
Cash and cash equivalents at beginning of period	—	765,750	—

Cash and cash equivalents at end of period	$620,630	$620,630	$765,750

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$1,300	$1,300	$—

Supplemental disclosure of noncash transactions:
Issuance of common stock in exchange for employee services	$6,100	$—	$6,100

The accompanying notes are an integral part of these financial statements.

F–43

AIMTV, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO FINANCIAL STATEMENTS

1.  Organization and Significant Business Risks

  Organization

    AimTV, Inc. A Development Stage Enterprise (the "Company"), was incorporated on March 1, 1999 as a California Corporation. The Company has developed a patent-pending web technology designed to enable advertisers to run broadcast-quality television commercials over narrowband Internet connections. Since inception, the Company has devoted its efforts to the development of its products and organization of its business. The Company's business is characterized by rapid technological change, new product development and product obsolescence, and a competitive business environment for the attraction and retention of knowledge workers. The Company is an early stage enterprise and is subject to all the risks associated with development stage companies.

    On December 1, 1999, NetZero, Inc. acquired all of the Company's outstanding shares of common stock, at which time the Company became a wholly-owned subsidiary of NetZero, Inc.

  Significant Business Risks

    Since its inception, the Company has incurred significant operating losses. The ability of the Company to successfully carry out its business plan is primarily dependent upon its ability to (1) obtain sufficient additional capital, (2) overcome product development issues, (3) generate significant revenues through its existing assets, products under development and ongoing operations, and (4) obtain approval of its pending patent.

2.  Summary of Significant Accounting Policies

  Use of Accounting Estimates

    In the normal course of preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value. At times, cash balances held at financial institutions are in excess of FDIC insurance limits.

  Property and Equipment

    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets of two to three years. Useful lives are evaluated by management in order to determine recoverability in light of current technological conditions. Repairs and maintenance are charged to expense as incurred while renewals and improvements are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation or amortization, with any resulting gain or loss included in the Statement of Operations.

F–44

  Advertising

    Advertising costs are expensed as incurred, and to date, have not been significant.

  Software Development Costs

    Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," the Company is required to capitalize software development costs when "technological feasibility" of the product has been established and anticipated future revenues ensure recovery of the capitalized amounts.

  Research and Development Costs

    Costs incurred in the research and development of products are expensed as incurred.

  Income Taxes

    Income taxes are accounted for under SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

  Comprehensive Income

    Comprehensive income generally represents all changes in shareholders' equity (deficit) during the period except those resulting from investments by, or distributions to, shareholders. For the period from March 1, 1999 (inception) through June 30, 1999, there were no such significant changes in shareholders' equity other than net loss amounts.

  Accounting for Stock-based Compensation

    The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is recognized over the vesting period based on the difference, if any, on the date of grant between the deemed fair value for accounting purposes of the company's stock and the exercise price on the date of grant. The Company accounts for equity awards issued to non-employees in accordance with the provisions SFAS No. 123 and Emerging Issues Task Force ("EITF") 96-18.

  Recent Accounting Pronouncements

    In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. The adoption of

F–45

SOP No. 98-1 in 1999 did not have a significant impact on the Company's financial position, results of operations or cash flows.

    In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. The adoption of SOP No. 98-5 in 1999 did not have a significant impact on the Company's financial position, results of operations or cash flows.

3.  Property and Equipment

    Property and equipment consist of the following:

	September 30, 1999	June 30, 1999
	(unaudited)
Computer equipment	$168,694	$39,181
Computer software	30,653	—
Furniture and fixtures	5,060	—

	204,407	39,181
Less:
Accumulated depreciation and amortization	(11,057)	(1,279)

Total	$193,350	$37,902

4.  Income Taxes

    As a result of net operating losses, the Company has not recorded a provision for income taxes. The components of the deferred tax assets and related valuation allowance is as follows:

June 30, 1999
Deferred tax assets:
Net operating loss carryforwards	$41,918

Total deferred tax assets	41,918
Less:
Valuation allowance	(41,918)

Net deferred taxes	$—

    Based on management's assessment, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets due to the likelihood that the Company may not generate sufficient taxable income during the carryforward period to utilize the net operating loss carryforwards.

F–46

5.  Commitments and Contingencies

  Leases

    The Company leases its facility and other assets under noncancelable operating leases which expire through 2005, subject to the execution of certain renewal options. The following are the minimum lease payments under these leases:

Year Ended June 30,
2000	$137,280
2001	146,573
2002	135,352
2003	140,012
2004	140,400
Thereafter	11,700

$711,317

    Total expense under operating leases for the period March 1, 1999 through June 30, 1999 was $1,627.

    The facility lease requires that a $75,000 irrevocable standby letter of credit be established as collateral to meet the Company's obligation under the lease; this amount is reflected as restricted cash on the balance sheet.

  Litigation

    From time to time, certain legal actions may arise in the ordinary course of the Company's business. To date, such legal actions have not had a material adverse effect on the Company's financial position, results of operations and cash flows.

6.  Capitalization

  Stock Split

    On August 17, 1999, the Board of Directors declared a four-for-one split of the Company's common stock, effected in the form of a stock dividend paid on October 4, 1999. All agreements concerning stock options and other commitments payable in shares of the Company's common stock provide for the issuance of additional shares due to the declaration of the stock split. All references to number of common and preferred shares in the financial statements have been adjusted to reflect the stock split on a retroactive basis.

  Common Stock

    The Company is required to reserve and keep available out of its authorized but unissued shares of common stock such number of shares sufficient to effect the conversion of all outstanding shares of preferred stock and all outstanding common stock warrants, plus shares granted and available for grant

F–47

under the Company's stock option plan. The amount of such shares of common stock reserved for these purposes is as follows:

	September 30, 1999	June 30, 1999
	(unaudited)
Conversion of preferred stock	4,000,000	3,600,000
Outstanding warrants	140,000	—
Outstanding stock options	4,600,000	700,000
Additional shares available for grant under the Company's stock option plan	1,140,000	5,040,000

	9,880,000	9,340,000

  Series A Convertible Preferred

    The Series A Preferred provides for a noncumulative dividend of $0.08 per share per annum. In the event of any liquidation or winding up of the Company, each share is entitled to receive, in preference to common stock, an amount equal to the original price plus declared but unpaid dividends. The Series A Preferred is not redeemable.

    The Series A Preferred may be converted into common stock at any time at the option of the holder and will be adjusted for any common stock splits. The conversion price shall be the original purchase price per share, as adjusted for stock splits.

    Additionally, the Series A Preferred will automatically convert into common stock in the event of (i) an underwritten public offering of the Company's common stock with gross proceeds to the Company of at least $10,000,000 and an offering price per share of not less than $3.00 or (ii) the conversion of more than 50% of the originally issued Series A Preferred.

    The holders of Preferred stock have the right to the vote equal to the number of shares of common stock issuable upon conversion of the Preferred stock. Consent of the holders of a majority of the Preferred stock will be required for (i) the creation of any new class or series of shares having preference over the existing Preferred stock, (ii) any increase in the authorized number of shares of Preferred stock, (iii) any amendment to the Articles of Incorporation that materially and adversely affect Preferred stock, (iv) any redemption or repurchase of shares of common stock, or (v) issuance of any equity securities by any subsidiary. Holders of 50,000 shares or more of Series A Preferred shall have a pro rata right to participate in future equity financings of the Company.

  Warrants (unaudited)

    On September 1, 1999, the Company issued warrants to purchase 40,000 shares of common stock, at $0.25 per share, to a non-employee in connection with the Company's financing efforts. The warrants issued are fully vested, non-forfeitable and are immediately exercisable and will expire at the earlier of (i) the closing of the initial underwritten public offering of the Company's common stock with gross proceeds in excess of $10,000,000, or (ii) September 1, 2002. The fair value of warrants was determined using a Black-Scholes option pricing model and resulted in a charge of approximately $49,500.

F–48

    On August 30, 1999, the Company issued warrants to purchase 100,000 shares of common stock, at $0.10 per share, to a non-employee for services. The warrants issued are fully vested, non-forfeitable and are immediately exercisable and will expire at the earlier of (i) the closing of the initial underwritten public offering of the Company's common stock with gross proceeds in excess of $10,000,000, or (ii) August 30, 2003. The fair value of warrants was determined using the Black-Scholes option pricing model and resulted in a charge of approximately $57,500, which was recognized as expense during the three-month period ended September 30, 1999.

7.  Stock Options

    In May 1999, the Company adopted the 1999 Stock Option Plan (the "Plan") which provides for the issuance of stock-based awards to qualified employees, directors and consultants of the Company. The stock-based awards may include incentive stock options or nonqualified stock options. The exercise price per share is not to be less than 85% of the fair market value per share of the Company's common stock on the date of grant for nonqualified stock options. Incentive stock options may not be granted at less than 100% of the fair market value of the Company's common stock on the date of grant (110% if granted to an employee who owns 10% or more of the common stock outstanding). Options become exercisable over the vesting period as determined by the Board of Directors and expire over terms not exceeding 10 years from the vesting base date as determined by the Board of Directors. The Company has reserved 5,740,000 shares of its common stock for issuance under the Plan. As of June 30, 1999 and September 30, 1999, 5,040,000 and 1,140,000 (unaudited) options to purchase shares of common stock were available for future grant.

    A summary of the status of the Company's stock options and related changes is presented below:

	Shares	Weighted-Average Exercise Price
Outstanding at March 1, 1999 (inception)	—	$—
Granted	700,000.05
Exercised	—	—
Canceled	—	—

Outstanding at June 30, 1999	700,000.05

Granted (unaudited)	3,900,000.05
Exercised (unaudited)	—	—
Canceled (unaudited)	—	—

Outstanding at September 30, 1999 (unaudited)	4,600,000	$.05

F–49

    Additional information with respect to stock options outstanding is as follows:

	Options Outstanding
				Options Exercisable
		Weighted-Average Remaining Contractual Life
	Number Outstanding		Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Exercise Price
At June 30, 1999	700,000	9.93	$.05	—	$.05
At September 30, 1999 (unaudited)	4,600,000	9.83	.05	349,917.05

    Options granted during the period March 1, 1999 (inception) through June 30, 1999 and the three months ended September 30, 1999 resulted in $0 and $1,279,145 (unaudited), respectively, of deferred compensation, which was included in deferred compensation in shareholders' equity. Deferred compensation expense is recognized over the vesting period as services are rendered. During the period March 1, 1999 (inception) through June 30, 1999 and the three months ended September 30, 1999, compensation expense included in stock-based compensation in the statement of operations related to stock option grants amounted to $0 and $248,855 (unaudited), respectively.

    The Company determined the compensation expense of options granted using the methodology prescribed in SFAS No. 123 and determined the results to be immaterial. The fair value of these awards was estimated at the date of grant using a minimum value option pricing model with the following assumptions: risk-free interest rate of 6%; no dividend yield; no volatility factor; a forfeiture rate of 0%; and an expected average life of 10 years. The effects of applying SFAS No. 123 are not indicative of future amounts and additional awards in future years are anticipated.

8.  Convertible Promissory Notes

    From June to August 1999, the Company issued convertible promissory notes to non-employees and one officer of the Company. Interest on the notes ranges from 7 to 8 percent per annum. Principal and interest at the termination of the note are payable at various repayment dates, which range from September 2000 through June 2002. The notes were all repaid in December 1999.

F–50

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
Juno Online Services, Inc.:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, partners' capital (deficiency)/stockholders' equity and cash flows present fairly, in all material respects, the financial position of Juno Online Services, Inc. and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
January 17, 2001

F–51

JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31, 2000	December 31, 1999
Assets
Current assets:
Cash and cash equivalents	$55,729	$91,497
Accounts receivable, net of allowance for doubtful accounts of $2,688 and $2,064 in 2000 and 1999, respectively	9,420	4,850
Prepaid expenses and other current assets	3,141	15,437

Total current assets	68,290	111,784
Fixed assets, net	9,164	5,684
Other assets	917	100

Total assets	$78,371	$117,568

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$29,287	$28,280
Current portion of capital lease obligations	1,209	1,423
Deferred revenue	14,578	14,510

Total current liabilities	45,074	44,213
Capital lease obligations	402	1,455
Deferred rent	150	252
Liabilities expected to be settled with common stock	4,000	—
Commitments and contingencies
Stockholders' equity:
Preferred stock—$0.01 par value; 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock—$0.01 par value; 133,333,334 shares authorized, 41,134,350 and 34,833,568 shares issued and outstanding in 2000, and 1999, respectively	411	348
Additional paid-in capital	211,550	123,530
Unearned compensation	(333)	(745)
Cumulative translation adjustment	(1)	(1)
Accumulated deficit	(182,882)	(51,484)

Total stockholders' equity	28,745	71,648

Total liabilities and stockholders' equity	$78,371	$117,568

The accompanying notes are an integral part of these consolidated financial statements.

F–52

JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per limited partnership unit and per share data)

	Year Ended December 31,
	2000	1999	1998
Revenues:
Billable services	$73,911	$34,545	$6,645
Advertising and transaction fees	38,708	12,662	6,454
Direct product sales	1,419	4,794	8,595

Total revenues	114,038	52,001	21,694

Cost of revenues:
Billable services	49,024	24,950	5,606
Advertising and transaction fees	8,115	4,675	3,725
Direct product sales	1,344	4,176	7,627

Total cost of revenues	58,483	33,801	16,958

Operating expenses:
Operations, free service	38,311	6,698	9,383
Subscriber acquisition	116,461	47,651	5,334
Sales and marketing	18,105	11,556	11,584
Product development	10,282	7,232	7,345
General and administrative	9,303	4,615	2,760

Total operating expenses	192,462	77,752	36,406

Loss from operations	(136,907)	(59,552)	(31,670)
Interest income, net	5,509	3,718	44

Net loss	$(131,398)	$(55,834)	$(31,626)

The accompanying notes are an integral part of these consolidated financial statements.

F–53

		Year Ended December 31, 1999
	Year Ended December 31, 2000	Ten Months Ended December 31, 1999	Two Months Ended February 28, 1999	Total	Year Ended December 31, 1998
Net loss	$(131,398)	$(51,484)	$(4,350)	$(55,834)	$(31,626)

Basic and diluted net loss per share	$(3.39)	$(2.07)

Basic and diluted net loss per Class A limited partnership unit			$(0.25)		$(1.85)

Weighted average number of:
Shares of common stock	38,747	24,877

Class A limited partnership units			17,684		17,091

Pro forma basic and diluted net loss per share				$(1.84)	$(1.85)

Weighted average shares outstanding used in pro forma basic and diluted per share calculation				30,339	17,091

The accompanying notes are an integral part of these consolidated financial statements.

F–54

JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL (DEFICIENCY)/
STATEMENT OF STOCKHOLDERS' EQUITY

(in thousands)

	Partners' Contributions
			Common Stock
					Additional Paid-in Capital	Unearned Compensation	Cumulative Translation Adjustment	Accumulated Deficit
	Units	Amount	Shares	Amount					Total
Balance, December 31, 1997	15,794	$71,078						$(60,574)	$10,504
Capital contributions	1,890	8,500						—	8,500
Net loss	—	—						(31,626)	(31,626)
Amortization of unearned compensation	—	—						34	34

Balance, December 31, 1998	17,684	79,578						(92,166)	(12,588)
Net loss for the period
January 1, 1999 to February 28, 1999	—	—						(4,350)	(4,350)
Effect of statutory merger (see Note 1)	(17,684)	(79,578)	—	—	$(95,788)	$(728)	—	96,516	(79,578)
Preferred stock accretion			—	—	(151)	—	—	—	(151)
Issuance of common stock, net of offering costs			6,500	$65	77,220	—	—	—	77,285
Issuance of common stock upon exercise of stock options			511	5	506	—	—	—	511
Proceeds from sale of preferred stock			—	—	59	—	—	—	59
Conversion of redeemable convertible preferred stock to common stock			27,823	278	141,251	—	—	—	141,529
Net loss for the ten months ended December 31, 1999			—	—	—	—	—	(51,484)	(51,484)
Unearned compensation			—	—	433	(433)	—		—
Amortization of unearned compensation			—	—	—	416	—		416
Foreign currency adjustment			—	—	—	—	$(1)	—	(1)

Balance, December 31, 1999			34,834	$348	$123,530	$(745)	$(1)	$(51,484)	$71,648
Issuance of common stock, net of offering costs			3,600	36	81,044	—	—	—	81,080
Issuance of common stock upon exercise of stock options			569	6	939	—	—	—	945
Issuance of common stock in connection with employee stock purchase plan			123	1	1,165	—	—	—	1,166
Issuance of common stock to settle liabilities			2,008	20	5,072	—	—	—	5,092
Forfeitures of unearned compensation			—	—	(200)	200	—	—	—
Amortization of unearned compensation			—	—	—	212	—	—	212
Net loss			—	—	—	—	—	(131,398)	(131,398)

Balance, December 31, 2000	—	$—	41,134	$411	$211,550	$(333)	$(1)	$(182,882)	$28,745

The accompanying notes are an integral part of these consolidated financial statements.

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JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2000	1999	1998
Cash flows from operating activities:
Net loss	$(131,398)	$(55,834)	$(31,626)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,900	2,396	2,438
Stock-based subscriber acquisition	9,092	—	—
Amortization of deferred rent	(84)	(66)	157
Amortization of unearned compensation	212	416	34
Changes in operating assets and liabilities:
Accounts receivable, net	(4,570)	(3,007)	(702)
Prepaid expenses and other current assets	12,296	(15,269)	1,001
Accounts payable and accrued expenses	989	17,368	2,589
Deferred revenue	68	8,908	5,251

Net cash used in operating activities	(109,495)	(45,088)	(20,858)

Cash flows from investing activities:
Purchases of fixed assets	(6,895)	(1,359)	(1,942)
Proceeds from sale of fixed assets	—	—	402
Other assets	(817)	82	(95)

Net cash used in investing activities	(7,712)	(1,277)	(1,635)

Cash flows from financing activities:
Payments on capital lease obligations	(1,752)	(816)	(754)
Proceeds from senior note	—	—	10,000
Payments on senior note	—	(9,129)	(871)
Net proceeds from issuance of redeemable convertible preferred stock	—	61,859	—
Capital contributions	—	—	8,500
Net proceeds from issuance of common stock	81,080	77,285	—
Proceeds from issuance of common stock in connection with employee stock purchase plan	1,166	—	—
Proceeds from issuance of common stock upon exercise of stock options	945	511	—

Net cash provided by financing activities	81,439	129,710	16,875

Net (decrease) increase in cash and cash equivalents	(35,768)	83,345	(5,618)
Cash and cash equivalents, beginning of period	91,497	8,152	13,770

Cash and cash equivalents, end of period	$55,729	$91,497	$8,152

Supplemental disclosure of cash flow information:
Cash paid for interest	$171	$370	$496
Supplemental disclosure of noncash investing and financing activities:
Capital lease obligations incurred for network equipment	$485	$2,635	$1,018

The accompanying notes are an integral part of these consolidated financial statements.

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JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except limited partnership unit and share data)

1.  ORGANIZATION AND BUSINESS

    Juno Online Services, Inc. (the "Company" or "Juno") is a provider of Internet-related services throughout the United States and parts of Canada. The Company offers multiple levels of service, including free basic Internet access, billable premium dial-up service, and (in selected markets) high-speed broadband access. The Company's revenues are derived primarily from the subscription fees charged for its billable premium services, from the sale of advertising, and from various forms of electronic commerce.

    The Company announced the expansion of its free basic service to include full Internet access on December 20, 1999. Prior to the announcement, the Company's free basic service provided only basic dial-up e-mail functionality.

    The Company has experienced operating losses since its inception. Such losses are due to the Company's historical efforts to maximize the number of subscribers to both its free basic service and its premium services, and to its development of computer systems and related infrastructure that could be rapidly expanded to accommodate additional users. Although the Company reduced its investments in subscriber acquisition and other marketing activities by a substantial amount in the second half of 2000, and has taken steps to reduce operating expenses, there can be no assurance that the Company will achieve or sustain profitability or positive cash flow in its operations.

    Juno Online Services, Inc. is the surviving entity of a statutory merger with Juno Online Services, L.P. (the "Partnership"). On March 1, 1999, the Partnership and Juno Online Services, Inc., entities under common control, effected the statutory merger pursuant to which the Partnership was merged with and into Juno Online Services, Inc., in a manner similar to a pooling of interests (the "Statutory Merger"). This tax-free transaction resulted in the combination of the Partnership with its wholly owned subsidiary, Juno Online Services, Inc. such that Juno Online Services, Inc. is the surviving entity. In connection with the Statutory Merger, the Class A Units of the Partnership were converted into Series A Redeemable Convertible Preferred Stock, and accumulated losses of the Partnership were reclassified to additional paid-in capital.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

    The accompanying consolidated financial statements include the accounts of the Company; its wholly-owned subsidiary, Juno Internet Services, Inc.; and its majority-owned India-based subsidiary, Juno Online Services Development Private Limited. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

    The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles, which require management to use its judgment in making certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the dates of the financial statements and the reported amounts of operating revenues and expenses during the reporting periods. It is expected that such estimates, primarily tax valuation and bad debt allowances, will differ to some extent from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

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Cash and Cash Equivalents

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash balances at December 31, 2000 consisted of bank deposits with a number of institutions and investment grade overnight securities.

Revenue Recognition

    Billable services revenues are recognized over the period services are provided and consist primarily of fees charged for the Company's billable premium services and technical support fees.

    Advertising and transaction fees are derived both from advertising, including the sale of impressions and sponsorships, and strategic marketing alliance contracts in which the Company typically is compensated for generating leads or transactions in addition to or instead of receiving a fee for displaying impressions. Impression-based contracts are generally structured to provide a fixed number of impressions on a fee-per-impression basis without regard to a specific period of time over which the impressions are to be shown. These contracts tend to be short-term in nature and the Company's obligations are typically fulfilled over a period of a few months. Sponsorship contracts typically involve integration with the Company's portal site, such as placement of buttons that provide users with direct links to the advertiser's Web site. These contracts generally are for a fixed term and during 2000 and 1999 the typical length of sponsorship contracts tended to be less than one year. Strategic marketing alliance contracts are generally structured over longer specific periods of time, ranging from a few months to several years. Strategic marketing alliance contracts generally provide the Company with guaranteed payments as advances against various forms of revenue-sharing for generating leads or transactions, or for producing advertisements and displaying impressions.

    Revenues generated by advertising and strategic marketing alliance contracts are generally recognized as earned, provided that the Company does not have any significant remaining obligations and collection is reasonably assured. Remaining obligations include the fulfillment of a fixed or guaranteed minimum number of impressions to be displayed or the achievement of performance targets. The earnings process typically coincides with when the impressions are displayed, leads or transactions are generated, or services are performed. To the extent that guaranteed minimum impressions or performance targets exist for a specific time period, revenue is recognized at the lesser of the ratio of the obligations delivered over total obligations, or on a straight-line basis for the term of the contract. To the extent that guaranteed minimum impressions or performance targets exist and are not met, the Company defers recognition of the corresponding revenues until the remaining guaranteed impressions are displayed or performance targets are achieved.

    From time to time the Company enters into advertising barter arrangements in which it exchanges rights to place advertisements with other companies. Revenues associated with the advertising the Company provides and expenses associated with the advertising the Company receives are recognized at their respective fair values in accordance with EITF 99-17, "Accounting for Advertising Barter Transactions" ("EITF 99-17"). EITF 99-17 provides that revenues from advertising barter transactions should be recognized at fair value only when the fair value of the advertising provided in the arrangement is determinable based on the Company's own historical practice of receiving cash from customers unrelated to the counterparty in the barter transaction. Barter transactions accounted for

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approximately 2.8%, 1.5% and 0.6% of total revenues and approximately 8.2%, 6.2% and 1.9% of advertising and transaction fees for the years ended December 31, 2000, 1999 and 1998, respectively.

    Costs associated with advertising and strategic marketing alliance contracts—principally transmission, development, production and campaign management costs—are expensed as incurred.

    Revenues from direct product sales and delivery fees were recognized upon shipment of products to subscribers. We ceased our direct product sales activities in 2000.

    Deferred revenue consists of monthly and annual prepaid subscriber fees related to billable subscription services and advertising and transaction fees billed in advance of the performance of all or a portion of the related service.

    Accounts receivable includes the portion of advertising and transaction fees and billable subscriber fees that have been billed in advance of the performance of all or a portion of the related services and that have not been collected. The portions of accounts receivable related to these fees as of December 31, 2000 and 1999—and the corresponding equal amounts that remained in deferred revenue at such dates—were $3,696 and $2,508, respectively.

Fixed Assets

    Fixed assets are stated at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over lives ranging from 3 to 5 years or, for leasehold improvements, over the life of the lease, if shorter.

Long-lived Assets

    The Company periodically evaluates the net realizable value of long-lived assets, including fixed assets and other assets, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. In addition, the Company's evaluation considers non-financial data such as market trends, product and development cycles, and changes in management's market emphasis. An impairment in the carrying value of an asset is recognized when the expected future operating cash flows derived from the asset are less than its carrying value. Maintenance and repairs are charged to expense as incurred. Major renewals, betterments and additions are capitalized.

Comprehensive Income

    The Company adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130") during the year ended December 31, 1999. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. Other than the cumulative translation adjustment identified in stockholders' equity on the balance sheet, the Company has no items of other comprehensive income in any period presented.

Foreign Currency Translation

    The functional currency of the Company's foreign subsidiary in India is the local currency. Accordingly, all assets and liabilities of the foreign subsidiary are translated into U.S. dollars at

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period-end exchange rates and expenses are translated using the average rates during the period. The effects of foreign currency translation adjustments have been accumulated and are included as a separate component of stockholders' equity.

Advertising and Subscriber Acquisition Costs

    The Company expenses all advertising and subscriber acquisition costs as incurred. Advertising expenses for 2000, 1999 and 1998 were $87,573, $39,871, and $2,389, respectively.

Product Development Costs

    The Company's product offerings comprise various features which contribute to the overall functionality and are delivered through client-side software, server-side software, and database applications which have principally been developed internally. Software development costs include direct labor and related overhead for software produced by the Company and the cost of software licensed from third parties. All costs in the software development process which are classified as research and development are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the software is generally available. To date, the establishment of technological feasibility of the Company's products and the general availability of such software have substantially coincided. As a result, software development costs that qualify for capitalization have been insignificant and therefore, the Company has not capitalized any software development costs.

Option Plans

    The accompanying financial position and results of operations for the Company have been prepared in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under APB No. 25, generally, no compensation expense is recognized in the financial statements in connection with the awarding of stock option grants to employees provided that, as of the grant date, the number of shares and the exercise price of the award are fixed and the fair value of the Company's stock, as of the grant date, is equal to or less than the amount an employee must pay to acquire the stock as defined.

    The Company has elected the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Pro forma operating results had the Company prepared its financial statements in accordance with the fair-value-based method of accounting under SFAS 123 have been included in Note 12.

Segment Reporting

    The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") during the year ended December 31, 1999. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 requires the

F–60

presentation of financial information in a manner similar in nature to how the company views its business. The Company operates in one principal business segment, a provider of Internet access- related services. Substantially all of the Company's operating results and identifiable assets are in the United States.

Income Taxes

    Income taxes are accounted for under the assets and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

    Prior to the statutory merger on March 1, 1999, U.S. federal and state income taxes had not been provided for because the partners report their respective distributive share of the Company's income or loss on their respective returns.

Financial Instruments and Concentration of Credit Risk

    The carrying values of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash investments and trade receivables. At times cash balances may exceed federally insured limits. The Company has limited its cash investments to investment grade overnight securities. Credit is extended to trade customers based on an evaluation of their financial condition. The Company performs ongoing credit evaluations of its trade customers and maintains an allowance for doubtful accounts. Credit risk with regard to the sale of billable subscription services is mitigated by the requirement to use credit cards for purchases.

Reclassification

    Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

New Accounting Pronouncements

    In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (A Replacement of SFAS No. 125)". SFAS No. 140 provides guidance on accounting for (1) securitization transactions involving financial assets; (2) sales of financial assets (including loan participations); (3) factoring transactions; (4) wash sales; (5) servicing assets and liabilities; (6) collateralized borrowing arrangements; (7) securities lending transactions; (8) repurchase agreements; and (9) extinguishment of liabilities. The provisions of SFAS No. 140 will become effective for the Company for transactions it enters into after March 31, 2001. The adoption of this standard is not expected to have a material impact on the Company's financial position or results of operations.

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and

F–61

reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of SFAS No. 133, an Amendment of SFAS No. 133," which has delayed the required implementation of SFAS No. 133 such that the Company must adopt this new standard no later than January 1, 2001. The adoption of this standard will not have a material impact on the Company's financial position or results of operations.

3.  EARNINGS PER SHARE

    In accordance with SFAS No. 128, "Earnings per Share", basic earnings per share is calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted earnings per share is calculated giving effect to all potentially dilutive common shares, assuming such shares were outstanding during the reporting period. Stock options in the amount of 7,018,283, 4,356,567, and 2,584,369 shares with weighted average exercise prices of $10.53, $8.15, and $0.45 for the years ended December 31, 2000, 1999 and 1998, respectively, were not included in the computation of diluted EPS as they are antidilutive as a result of net losses during the periods presented.

    Basic and diluted net loss per share for the year ended December 31, 1999 is calculated separately for the periods prior and subsequent to the March 1999 statutory merger.

    The pro forma information regarding net loss per share and weighted average shares outstanding set forth below gives effect to the treatment of Class A limited partnership units as shares of common stock and the conversion of Series B Redeemable Convertible Preferred Stock for the period following the March 1999 statutory merger.

	Year Ended December 31,
	1999	1998
Numerator:
Net loss	$(55,834)	$(31,626)

Denominator:
Weighted average number of:
Shares of common stock	20,933,828
Class A limited partnership united treated as shares of common stock		17,091,436
Redeemable Convertible Preferred Stock treated as shares of common stock:
Series B	2,380,301
Series A (Class A limited partnership units prior to March 1, 1999)	7,025,165

Denominator for pro forma basic and diluted net loss per share	30,339,294	17,091,436

Pro forma basic and diluted net loss per share	$(1.84)	$(1.85)

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4.  FIXED ASSETS

    Fixed assets consists of the following:

	December 31,
	2000	1999
Computers, network equipment and software	$16,219	$9,657
Furniture and office equipment	362	196
Leasehold improvements	1,424	772

Subtotal	18,005	10,625
Accumulated depreciation and amortization	(8,841)	(4,941)

	$9,164	$5,684

    Included in fixed assets is equipment acquired under capital leases, principally network equipment, of $5,106 and $4,621 as of December 31, 2000 and 1999, less accumulated amortization of $3,093 and $1,761, respectively.

5.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses consist of the following:

	December 31,
	2000	1999
Trade accounts payable	$9,430	$5,738
Personnel and related expenses	6,288	5,437
Telecommunications services	6,978	7,228
Customer service expenses	675	1,199
Marketing expenses	3,146	5,430
Other	2,770	3,248

	$29,287	$28,280

6.  RELATED PARTY TRANSACTIONS

    The Company is affiliated with a group of entities that are under control of or are subject to substantial influence by D. E. Shaw & Co., Inc. ("DESCO, Inc."). In 1997, D.E. Shaw & Co., L.P. ("DESCO, L.P."), an affiliate of DESCO, Inc., provided certain administrative and support services to the Company. Subsequent to 1997, DESCO, L.P. continues to provide these services to the Company at substantially reduced levels.

    Prior to May 1999, the Company was a party to a services agreement with an India- based affiliate of DESCO, L.P. DESCO, L.P. was paid a fixed monthly fee for engineering and operations services rendered, and was reimbursed for incidental expenses. In May 1999, this agreement was terminated. The Company currently obtains occupancy and related services from DESCO, L.P. and its affiliates.

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    The aggregate amounts and nature of the expenditures made by DESCO, L.P. and its affiliate on behalf of the Company were as follows:

	Year Ended December 31,
	2000	1999	1998
India-based engineering and operations expense	$—	$870	$1,454
Personnel related expenses	—	244	521
Occupancy costs	1,965	867	338
Other operating expenses	86	150	375

	$2,051	$2,131	$2,688

    In 1998, the Company transferred fixed assets with a net book value of $402 to DESCO, L.P.

Senior Note

    On March 31, 1998, the Company borrowed $10,000 from D. E. Shaw Securities Group, L.P. ("Shaw Securities"), pursuant to an unsecured Senior Note (the "Senior Note"). Shaw Securities, whose general partner is DESCO, L.P. is an affiliate of the Company. The Senior Note, as amended, had an interest rate computed at the Federal Funds Rate plus 0.375%. In June 1999, the Company repaid the balance of the Senior Note in the amount of $8,634, including accrued interest.

    The Company's interest expense under the Senior Note was approximately $182 and $418 for the years ended December 31, 1999 and 1998, respectively.

General Partner Fees and Other Compensation

    Prior to the Statutory Merger, the Partnership's general partner was entitled to a monthly management fee equal to one-twelfth of one percent of the aggregate value of all outstanding limited partnership Units (or other property into which such Units have been converted) as of the most recent Valuation Event (as specified in the limited partnership agreement, as amended) as compensation for managing the affairs of the Partnership. In 1999 and 1998, the Partnership's general partner elected to waive management fees of $52 and $285, respectively.

7.  OBLIGATIONS UNDER CAPITAL LEASES

    The following is a schedule, by year, of future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of December 31, 2000:

Year ending December 31,
2001	$1,209
2002	335
2003	181

Total minimum lease payments	1,725
Less: Amount representing interest	(114)

Present value of minimum lease payments	1,611
Less: Current portion	1,209

$402

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8.  LIABILITIES EXPECTED TO BE SETTLED WITH COMMON STOCK

    The Company has entered into subscriber referral agreements with two former providers of free Internet access, WorldSpy and Freewwweb, under which the Company is obligated to pay certain amounts based on the number of "Qualified Referred Subscribers" generated by referral activities specified in the agreements. A new Juno subscriber referred to Juno by WorldSpy or Freewwweb is a Qualified Referred Subscriber if he or she meets certain qualification criteria defined in the relevant subscriber referral agreement. Under the terms of these agreements, Juno has the right to settle a portion of the liabilities incurred in connection with acquiring the Qualified Referred Subscribers through the issuance of shares of its common stock. To date, the Company has issued an aggregate of 2,008,303 shares of its common stock at a weighted average price of $2.54 in satisfaction of liabilities incurred in connection with the subscriber referral agreements. At December 31, 2000, the Company had liabilities of $4.0 million as an estimate of the remaining amounts to be settled through the issuance of its common stock.

9.  COMMITMENTS AND CONTINGENCIES

Commitments

    The Company has committed to a minimum usage level for two of its telecommunications service providers. For one of these providers, the Company is obligated to pay a minimum of $2,800 for certain telecommunications services over a two-year period that commenced May 5, 2000. At December 31, 2000, the Company's remaining commitment under this arrangement was $1,205. As of December 31, 2000, the Company was committed to paying another provider $4,950 for telecommunications services that will be provided through May 31, 2001.

    Telecommunications services expense for the years ended December 31, 2000, 1999 and 1998 was $65,791, $14,394, and $8,772, respectively.

    The Company has also entered into various non-cancelable operating leases. DESCO, L.P. has also entered into a leasing arrangement for office space used by the Company. A portion of the Company's operations are located in a single location that is leased by DESCO, L.P. The Company, which benefits from the use of this office space, has agreed to assume performance of DESCO, L.P.'s payment obligations under the lease to the extent the Company occupies such office space. Minimum lease payments below include $7,675 related to this arrangement with DESCO, L.P. The remaining commitments under these operating leases and this arrangement are as follows:

Year ending December 31,
2001	$4,626
2002	4,113
2003	1,350
2004	862
2005	215

Total minimum payments	$11,166

    The Company's rental expense under operating leases in the years ended December 31, 2000, 1999 and 1998, was approximately $6,019, $2,100, and $1,070, respectively.

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Contingencies

    Various claims and actions have been asserted or threatened against the Company in the ordinary course of business. In the opinion of management, the outcome of these asserted or threatened claims or actions would not have a materially adverse effect on the Company's consolidated financial position, results of operations, and cash flows, taken as a whole.

    The Federal Trade Commission has been investigating the advertising, billing and cancellation practices of various Internet-related companies, including the Company. At the FTC's request, the Company has provided marketing-related and customer service-related information concerning our services. On the basis of these submissions, the FTC staff has claimed, among other things, that the Company's disclosure practices about the possibility of users incurring telephone charges were insufficient, and that the Company's cancellation policies for subscribers to its billable services were unduly restrictive. On the basis of the Company's discussions with the FTC staff, the Company has begun implementing modifications to the disclosure we make about telecommunications charges that users might incur and to our billable services cancellation practices. Depending on the final outcome of the FTC inquiry, the Company could be required, under a consent order or otherwise, to make compensatory payments and implement additional modifications to its business practices. The results of operations for the year ended December 31, 2000 reflect a charge for exposure that management estimates could result from this FTC inquiry.

10.  STOCKHOLDERS' EQUITY AND PARTNERS' CAPITAL

Equity Line

    On October 6, 2000, the Company entered into a common stock investment agreement with a private investment fund providing for the future issuance and purchase of shares of the Company's common stock. This agreement and a related registration rights agreement constitute what is commonly referred to as an "equity line facility." Under the equity line facility, the Company may sell, subject to various volume- and price-related limitations, up to $7.5 million of common stock in each of up to 20 drawdown periods of 22 trading days each over the course of a period of up to two years, provided that the Company cannot sell more than $125 million worth of shares in total under the facility and may in practice only be able to sell a much lower amount. The total number of shares that may be issued under the facility depends on a number of factors, including the market price and trading volume of our common stock during each drawdown period the Company chooses to initiate. Any stock issued to the fund under this facility will generally be purchased at a price equal to 94% of the volume-weighted average price of the Company's common shares on each purchase day. However, the fund will generally not be obligated to purchase shares from the Company on any day when the purchase price would be less than $2.50 per share, although the fund and the Company have previously agreed to waive this condition with respect to one drawdown period, and the parties may agree to waive this condition from time to time in the future, in order to allow the Company to sell shares to the fund at lower prices. The Company will control the timing and frequency of any sales, subject to the facility's volume- and price-related limitations, and will have no obligation to draw down any minimum amount or number of times. However, the facility may be terminated if we sell no shares to the fund for a period of four consecutive months.

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    The common stock investment agreement provides that the equity line will not be available to Juno unless a registration statement is available to permit the fund to resell the shares purchased by it. Juno filed a registration statement on Form S-3 with the Securities and Exchange Commission ("SEC") on November 28, 2000 to register the resale by the fund of up to 10,000,000 shares of the common stock that may be issued to it under the equity line facility. The registration statement was declared effective by the SEC on January 23, 2001. As of March 9, 2001 the Company had sold 317,400 shares and raised net proceeds of $478 under this facility.

Initial and Follow-on Public Offerings

    On February 8, 2000, the Company completed a follow-on offering of 3,600,000 shares of common stock at $24.00 per share. Net proceeds received by the Company, after deducting offering costs, totaled $81,080.

    On May 25, 1999, the Company completed its initial public offering of 6,500,000 shares of common stock at $13.00 per share. Net proceeds received by the Company, after deducting offering costs, totaled $77,285.

Redeemable Convertible Preferred Stock

    In 1999, the Company, after giving effect to the Statutory Merger, received $61,859 in proceeds net of $3,200 of issuance costs, for the issuance of 10,138,716 shares of Series B Redeemable Convertible Preferred Stock ("Series B Preferred"), $0.01 par value. In addition, 17,684,035 shares of Series A Redeemable Convertible Preferred Stock ("Series A Preferred") were issued to the holders of Series A Partnership Units in connection with the Statutory Merger. Each share of the Series A Preferred and Series B Preferred were automatically converted into one share of Common Stock upon consummation of the initial public offering of the Company's common stock on May 25, 1999.

11.  INCOME TAXES

    Subsequent to the Statutory Merger, the Company elected to be treated as a C Corporation under the Internal Revenue Code ("IRC"). Since March 1, 1999, the date of the Statutory Merger, the Company has incurred losses and generated a net operating loss carryforward of approximately $202,028 at December 31, 2000. This carryforward is available to offset future taxable income, if any, and expires in the years 2019 and 2020 ($63,072 and $138,956, respectively).

    Section 382 of the IRC, as amended, places a limitation on the utilization of federal net operating loss carryforwards upon the occurrence of an ownership change. In general, a change in ownership occurs when a greater than 50% change in ownership takes place over a three-year testing period. The annual utilization of net operating loss carryforwards generated prior to such change is limited, in any one year, to a percentage of the entity's fair value at the time of the change in ownership.

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    Significant components of the deferred tax asset (estimated at an effective rate of 40%) at December 31, 2000, 1999 and March 1, 1999 are as follows:

	December 31,		March 1,
	2000	1999	1999
Deferred tax assets:
Net operating loss	$80,811	$25,222	$—
Start-up costs, capitalized for tax purposes	153	767	1,314
Accruals, reserves and other	1,725	1,423	3,433
Depreciation	736	511	499

Total deferred tax assets	83,425	27,923	5,246
Less: valuation allowance	(83,425)	(27,923)	(5,246)

Deferred tax asset, net	$—	$—	$—

    The net operating loss carryforward and temporary differences between carrying amounts of assets and liabilities for financial reporting and income tax purposes result in a net deferred tax benefit of $83,425 and $27,923 at December 31, 2000 and 1999, respectively. The Company's operating plans anticipate taxable income in future periods; however, such plans make significant assumptions which cannot be reasonably assured. Therefore, in consideration of the Company's losses and the uncertainty of its ability to utilize this deferred tax benefit in the future, the Company has recorded valuation allowances in the amounts of $83,425 and $27,923 at December 31, 2000 and 1999 to offset the deferred tax benefit amounts.

    Prior to the Statutory Merger on March 1, 1999, U.S. federal and state income taxes had not been provided because the partners reported their respective share of the Partnership's losses on their respective returns.

    The deferred tax asset at March 1, 1999, subject to a full valuation allowance, was generated by the Partnership, through March 1, 1999, the date of the Statutory Merger. This deferred tax asset was made available to Juno Online Services, Inc., as the successor company following the Statutory Merger.

    The benefit for income taxes differs from the amount of income tax determined by applying the applicable U.S. tax rate to net loss as follows:

	Year ended December 31,
	2000	1999
Expected federal income tax at the statutory rate	(35.0)%	(35.0)%
Loss incurred prior to statutory merger	—	2.7
State income taxes, net of federal tax benefit	(5.8)	(5.0)
Exercise of nonqualified stock options	(1.6)	(3.4)
Other	(0.4)	0.1
Increase in valuation allowance	42.8	40.6

Income tax rate as recorded	—%	—%

F–68

12.  EMPLOYEE BENEFIT PLANS

Stock Option Plans

    In March 1999, the Company implemented its 1999 Stock Incentive Plan (the "1999 Plan"). The 1999 Plan serves as the successor equity incentive program to the 1997 Class B Unit Option/Issuance Plan (the "1997 Plan"). Under the 1999 Plan, 9,616,946 shares have been authorized subject to automatic increases in January of each year. On the effective date of the 1999 Plan, shares authorized for issuance and options issued and outstanding under the 1997 Plan were incorporated into the 1999 Plan. No further option grants will be made under the 1997 Plan. The exercise price shall not be less than the fair market value on the date of grant of the option and shall not be less than 110% of the fair market value on the date of grant to any 10% owners of the Company. In general, the options vest at a rate of 25% annually on the anniversary of the grant date and expire 10 years from the date of grant.

    At December 31, 2000, the balance of unearned compensation recorded by the Company was $333. This amount represents the unrecognized portion of unearned compensation the Company recorded in the years ended December 31, 1999 and prior for options issued below deemed fair value for accounting purposes and is being charged to compensation expense over the vesting period of the options (generally four years). The Company recognized $212, $416 and $34 of unearned compensation during the years ended December 31, 2000, 1999 and 1998, respectively.

    The 1999 Stock Incentive Plan includes four programs. The first provides for the discretionary grant of options to purchase common shares to employees, consultants, and members of the board of directors. The second allows individuals to purchase shares or receive them as a bonus tied to the performance of services. The third allows executive officers and other highly compensated employees to apply a portion of their salary to the acquisition of special below-market stock option grants. No such grants have been made to date. The fourth program automatically grants options at periodic intervals to eligible non-employee board members.

F–69

12.  EMPLOYEE BENEFIT PLANS (Continued)

    The following information relates to options issued to purchase common stock under the 1999 Plan:

	2000		1999		1998
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Options outstanding, beginning of year	4,356,567	$8.15	2,584,369	$0.67	1,360,103	$0.45
Options granted	5,596,764	11.99	2,798,843	13.06	1,577,437	0.84
Options exercised	(569,256)	13.19	(510,762)	0.99	—	—
Options forfeited	(2,365,792)	11.72	(515,883)	4.49	(353,171)	0.45

Options outstanding, end of year	7,018,283	$10.53	4,356,567	$8.15	2,584,369	$0.67

	Options Outstanding at December 31, 2000	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
At $0.45 to $0.90	637,239	$0.47	7.0
At $1.28 to $6.56	2,890,609	5.41	9.3
At $8.50 to $13.13	1,296,662	11.15	8.6
At $14.25 to $19.88	1,603,833	17.76	8.9
At $22.50 to $45.00	589,940	25.48	9.1

    The Company accounts for its equity-based compensation in accordance with APB Opinion No. 25 and its related interpretations.

    Had the Company's equity-based employee compensation been determined by the fair-value based method of SFAS 123, the Company's net loss and net loss per basic and diluted share on a pro-forma basis for the years ended December 31, 2000 and 1999 would have been $141,717 ($3.66 per share) and $58,662 ($1.93 per share), respectively. Net loss on a pro-forma basis was not materially impacted for the year ended December 31, 1998.

    For disclosure purposes, the fair value of all options granted was determined using the Black-Scholes option-pricing model. The fair value for 2000 and 1999 option grants was based on the following assumptions:

	2000	1999
Average risk-free interest rate	6.15%	4.92%
Dividend yield	0.00%	0.00%
Volatility	80.00%	85.00%
Expected option life (in years)	5	5

F–70

Stock Purchase Plan

    In April 1999, the Company adopted the 1999 Employee Stock Purchase Plan (the "1999 ESPP"). A total of 555,556 shares are available to be issued under the 1999 ESPP. The 1999 ESPP allows eligible employees to purchase shares of common stock at semi-annual intervals, through periodic payroll deductions of up to 15% of cash earnings, as defined. The purchase price per share is 85% of the lower of the fair market value on the eligible employee's entry date or the fair market value on the semi-annual purchase date. The 1999 ESPP will terminate no later than the last business day in July 2009. The Company issued 123,223 shares of common stock to employees under the 1999 ESPP during the year ended December 31, 2000.

Defined Contribution Plan

    The Company is a participating employer in a tax-qualified retirement plan (the "Savings Plan") under Section 401(k) of the IRC. Under the Savings Plan, participating employees may defer a portion of their pre-tax earnings, up to the Internal Revenue Service ("IRS") annual contribution limit. The Company matches 50% of each employee's contribution up to a maximum of 6% of the employee's eligible earnings. In 2000, 1999 and 1998 the Company match was $658, $394, and $238, respectively. Company matching payments vest over 4 years.

13. SUBSEQUENT EVENTS

Supplemental Stock Incentive Plan

    In January 2001, the Company adopted an additional employee benefit plan, the 2001 Supplemental Stock Incentive Plan (the "2001 Supplemental Plan"). The 2001 Supplemental Plan complements the Company's 1999 Plan. The Company has authorized for issuance 1,500,000 shares of common stock under the 2001 Supplemental Plan. The plan provides for granting non-qualified stock options to certain non-executive employees of the Company. As of March 9, 2001, options to purchase 863,400 shares had been granted under the Plan.

    The 2001 Supplemental Plan includes two programs. The first provides for the discretionary grant of options to purchase common shares to eligible persons, at the discretion of the plan administrator. The second allows individuals to purchase shares or receive them as a bonus tied to the performance of services.

F–71

JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	March 31, 2001	December 31, 2000
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$46,820	$55,729
Accounts receivable, net of allowance for doubtful accounts of $2,828 and $2,688 in 2001 and 2000, respectively	7,749	9,420
Prepaid expenses and other current assets	1,354	3,141

Total current assets	55,923	68,290
Fixed assets, net	8,354	9,164
Other assets	831	917

Total assets	$65,108	$78,371

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$25,702	$29,287
Current portion of capital lease obligations	692	1,209
Deferred revenue	14,596	14,578

Total current liabilities	40,990	45,074
Capital lease obligations	415	402
Deferred rent	122	150
Liabilities expected to be settled with common stock	4,000	4,000
Commitments and contingencies
Stockholders' equity:
Preferred stock—$0.01 par value; 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock—$0.01 par value; 133,333,334 shares authorized, 41,650,581 and 41,134,350 shares issued and outstanding in 2001, and 2000, respectively	417	411
Additional paid-in capital	211,935	211,550
Unearned compensation	(250)	(333)
Cumulative translation adjustment	(5)	(1)
Accumulated deficit	(192,516)	(182,882)

Total stockholders' equity	19,581	28,745

Total liabilities and stockholders' equity	$65,108	$78,371

The accompanying notes are an integral part of these condensed consolidated financial statements.

F–72

JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended March 31,
	2001	2000
Revenues:
Billable services	$22,913	$16,736
Advertising and transaction fees	5,790	6,409
Direct product sales	—	902

Total revenues	28,703	24,047

Cost of revenues:
Billable services	15,358	12,040
Advertising and transaction fees	1,531	1,750
Direct product sales	—	856

Total cost of revenues	16,889	14,646

Operating expenses:
Operations, free service	6,296	6,144
Subscriber acquisition	6,299	44,751
Sales and marketing	3,728	3,615
Product development	2,390	2,463
General and administrative	3,381	1,776

Total operating expenses	22,094	58,749

Loss from operations	(10,280)	(49,348)
Interest income, net	646	1,722

Net loss	$(9,634)	$(47,626)

Basic and diluted net loss per share	$(0.23)	$(1.28)

Weighted average shares outstanding used in basic and dilued net loss per share calculation	41,362	37,086

The accompanying notes are an integral part of these condensed consolidated financial statements.

F–73

JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands)

	Common Stock
			Additional Paid-in Capital	Unearned Compensation	Cumulative Translation Adjustment	Accumulated Deficit
	Shares	Amount					Total
Balance, December 31, 2000	41,134	$411	$211,550	$(333)	$(1)	$(182,882)	$28,745
Issuance of common stock upon exercise of stock options	143	2	80	—	—	—	82
Issuance of common stock in connection with employee stock purchase plan	56	1	125	—	—	—	126
Issuance of common stock in connection with equity line facility, net of offering costs	317	3	229	—	—	—	232
Forfeitures of unearned compensation	—	—	(49)	49	—	—	—
Amortization of unearned compensation	—	—	—	34	—	—	34
Foreign translation adjustment	—	—	—	—	(4)	—	(4)
Net loss	—	—	—	—	—	(9,634)	(9,634)

Balance, March 31, 2001	41,650	$417	$211,935	$(250)	$(5)	$(192,516)	$19,581

The accompanying notes are an integral part of these condensed consolidated financial statements

F–74

JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2001	2000
Cash flows from operating activities:
Net loss	$(9,634)	$(47,626)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,028	729
Amortization of unearned compensation	34	61
Changes to operating assets and liabilities:
Accounts receivable, net	1,671	(1,939)
Prepaid expenses and other current assets	1,686	2,149
Accounts payable and accrued expenses	(3,504)	2,391
Deferred revenue	18	2,359

Net cash used in operating activities	(8,701)	(41,876)

Cash flows from investing activities:
Purchases of fixed assets	(140)	(1,886)
Other assets	—	(329)

Net cash used in investing activities	(140)	(2,215)

Cash flows from financing activities:
Payments on capital lease obligations	(504)	(829)
Net proceeds from issuance of common stock	—	81,080
Proceeds from issuance of common stock in connection with employee stock purchase plan	126	715
Proceeds from issuance of common stock in connection with equity line, net of offering costs	232	—
Proceeds from issuance of common stock upon exercise of stock options	82	446

Net cash (used in) provided by financing activities	(64)	81,412

Effect of exchange rate changes on cash and cash equivalents	(4)	—
Net (decrease) increase in cash and cash equivalents	(8,909)	37,321
Cash and cash equivalents, beginning of period	55,729	91,497

Cash and cash equivalents, end of period	$46,820	$128,818

Supplemental disclosure of cash flow information:
Cash paid for interest	$19	$20

The accompanying notes are an integral part of these condensed consolidated financial statements.

F–75

JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  Basis of Presentation

    The accompanying unaudited condensed consolidated financial statements include the accounts of Juno Online Services, Inc.; its wholly owned subsidiary, Juno Internet Services, Inc.; and its majority-owned, India-based subsidiary, Juno Online Services Development Private Limited (collectively, the "Company" or "Juno"). These financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included in the accompanying unaudited condensed consolidated financial statements. All significant intercompany transactions and balances have been eliminated in consolidation. Operating results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2001. For further information, refer to the consolidated financial statements and notes thereto, which are included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000, and other filings with the Securities and Exchange Commission.

    Juno is a provider of Internet-related services to millions of computer users throughout the United States. The Company offers multiple levels of service, including free basic Internet access, billable premium dial-up service, and (in certain markets) high-speed broadband access. The Company's revenues are derived primarily from the subscription fees charged for its billable premium services, from the sale of advertising, and from various forms of electronic commerce.

    The Company announced the expansion of its free basic service to include full Internet access on December 20, 1999. Prior to the announcement, the Company's free basic service provided only basic dial-up e-mail functionality.

    The Company has experienced operating losses since its inception. Such losses are due in large part to the Company's historical efforts to maximize the number of subscribers to both its free basic service and its premium services, and to its development of computer systems and related infrastructure that could be rapidly expanded to accommodate additional users. Although the Company reduced its investments in subscriber acquisition and other marketing activities by a substantial amount in the second half of 2000 and first quarter of 2001, and has taken steps to reduce other operating expenses, there can be no assurance that the Company will achieve or sustain profitability or positive cash flow in its operations.

2.  Summary of Significant Accounting Policies

Comprehensive Income

    The Company adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS") during the year ended December 31, 1999. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. Other than the cumulative translation adjustment identified in stockholders' equity in the balance sheet, the Company has no items of other comprehensive income in any period presented.

F–76

Earnings Per Share

    In accordance with SFAS No. 128, "Earnings per Share", basic earnings per share is calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted earnings per share is calculated giving effect to all potentially dilutive common shares, assuming such shares were outstanding during the reporting period. Stock options in the amount of 9,785,582 and 6,068,082 shares for the three months ended March 31, 2001 and 2000, respectively, were not included in the computation of diluted EPS as they are antidilutive as a result of net losses during the periods presented.

3.  Contingencies

    Various claims and actions have been asserted or threatened against the Company in the ordinary course of business. In the opinion of management, the outcome of these asserted or threatened claims or actions would not have a materially adverse effect on the Company's consolidated financial position, results of operations, and cash flows, taken as a whole, except possibly as discussed below.

    The Federal Trade Commission has been investigating the advertising, billing and cancellation practices of various Internet companies, including the Company. At the FTC's request, the Company has provided marketing-related and customer service-related information concerning our services. On the basis of these submissions, the FTC staff has claimed, among other things, that the Company's disclosure practices about the possibility of users incurring telephone charges were insufficient, and that the Company's cancellation policies for subscribers to its billable services were unduly restrictive. On the basis of the Company's discussions with the FTC staff, the Company has begun implementing modifications to the disclosure we make about telecommunications charges that users might incur and to our billable services cancellation practices. Depending on the final outcome of the FTC inquiry, the Company could be required, under a consent order or otherwise, to make compensatory payments and implement additional modifications to its business practices. The results of operations for the year ended December 31, 2000 reflect a charge for exposure that management estimates could result from the FTC inquiry.

F–77

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

NETZERO, INC.,

JUNO ONLINE SERVICES, INC.,

UNITED ONLINE, INC.

and

THE OTHER PARTIES HERETO

Dated as of

June 7, 2001

A–i

A–ii

A–iii

AGREEMENT AND PLAN OF MERGER

    AGREEMENT AND PLAN OF MERGER, dated as of June 7, 2001 (this "Agreement"), by and among NetZero, Inc., a Delaware corporation ("NetZero"), Juno Online Services, Inc., a Delaware corporation ("Juno"), United Online, Inc., a Delaware corporation ("United Online"), NZ Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of United Online ("NetZero Merger Sub"), and JO Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of United Online ("Juno Merger Sub"). Capitalized terms used and not otherwise defined in this Agreement have the meanings given to them in Article 1.

    WHEREAS, the board of directors of each of NetZero and Juno has approved, and deems it advisable for, fair to and in the best interests of each corporation and its respective stockholders that NetZero and Juno engage in a business combination to be effected through the Mergers upon the terms and subject to the conditions set forth in this Agreement;

    WHEREAS, in furtherance thereof, the board of directors of each of NetZero and Juno has approved the NetZero Merger and the Juno Merger, as the case may be, upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each share of capital stock of NetZero and each share of capital stock of Juno issued and outstanding immediately prior to the Effective Time will be converted into the right to receive shares of capital stock of United Online as set forth in this Agreement;

    WHEREAS, the board of directors of each of NetZero and Juno have approved this Agreement and the NetZero Merger and the Juno Merger, as the case may be, in accordance with the DGCL and upon the terms and subject to the conditions set forth in this Agreement;

    WHEREAS, as a condition and inducement to NetZero and Juno entering into this Agreement and incurring the obligations set forth herein, each of the NetZero Major Stockholders and the Juno Major Stockholders, concurrently with the execution and delivery of this Agreement, is entering into a Voting Agreement with Juno or NetZero, as the case may be;

    WHEREAS, as a condition and inducement to NetZero and Juno entering into this Agreement and incurring the obligations set forth herein, each of the Juno Key Employees, concurrently with the execution and delivery of this Agreement, is entering into a Non-Competition Agreement with Juno;

    WHEREAS, for United States federal income tax purposes it is intended that the Mergers shall qualify as exchanges within the meaning of Section 351 of the Code and as reorganizations within the meaning of Section 368(a) of the Code and that this Agreement is adopted as a plan of reorganization within the meaning of Section 368(a) of the Code;

    NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants in this Agreement, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

    Section 1.1  Definitions.  For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

    "Affiliate" has the meaning set forth in Rule 12b-2 of the Exchange Act.

    "Affiliate Agreement" means the affiliate agreement in substantially the form set forth in Section 7.7(a) of the NetZero Disclosure Letter.

    "Balance Sheet Date" means March 31, 2001.

A–1

    "Benefit Plan" means any employee benefit fund, plan, program, arrangement or contract (including any "pension" plan, fund or program, as defined in Section 3(2) of ERISA, any "employee benefit plan," as defined in Section 3(3) of ERISA, any multi-employer plan as defined in ERISA Section 3(37), and any plan, program, arrangement or contract providing for severance; employment; change in control benefits; medical, dental or vision benefits; life insurance or death benefits; disability benefits, sick pay or other wage replacement; vacation, holiday or sabbatical; pension or profit-sharing benefits; stock options or other equity-based compensation; deferral bonus or incentive pay or other material fringe benefits), including any funding arrangement, whether subject to ERISA or not, and whether written or not.

    "BPH" means Brobeck, Phleger & Harrison LLP, counsel to NetZero.

    "Business Day" means any day other than a Saturday, a Sunday or a day on which commercial banks in The City of New York are permitted or obligated by Law to be closed.

    "Certificate" means a share certificate with respect to a share of NetZero Common Stock or a share of Juno Common Stock, as the case may be, as referred to in Section 3.2.

    "Certificates of Merger" means, collectively, the NetZero Certificate of Merger and the Juno Certificate of Merger.

    "Change in the Juno Recommendation" has the meaning ascribed to it in Section 7.1(c).

    "Closing" means the closing referred to in Section 2.6.

    "Closing Date" means the date and time at which the Closing occurs.

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Confidentiality Agreement" means a letter agreement, dated August 7, 2000, between Juno and NetZero.

    "Contract" means any contract, agreement, commitment, restriction or other business arrangement (whether oral, written or otherwise) in effect.

    "Copyrights" means U.S. and foreign registered and unregistered copyrights (including those in computer software and databases), rights of publicity and all registrations and applications to register the same.

    "DGCL" means the General Corporation Law of the State of Delaware.

    "Effective Time" means (i) the date and time both of the Certificates of Merger are duly filed with the Secretary of State of the State of Delaware or (ii) such subsequent time as Juno and NetZero shall agree and as shall be specified in the Certificates of Merger; provided that both Mergers shall become effective at the same time.

    "End User Licenses" means object code end-user licenses granted to end users in the ordinary course of business that permit use of software products without a right to modify, distribute or sublicense the same.

    "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "Exchange Agent" means the bank or trust company designated by United Online to act as exchange agent for the purpose of exchanging Certificates for shares of United Online Common Stock.

    "Exchange Fund" means any cash and certificates representing United Online Common Stock to be issued in connection with the Transactions and deposited with the Exchange Agent.

A–2

    "Expenses" means all out-of-pocket expenses (including, without limitation, all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) reasonably incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Voting Agreements and the Transactions, including the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and Registration Statement and the solicitation of stockholder approvals and all other matters related to the Transactions contemplated hereby and thereby.

    "Financial Statements" means each of the audited consolidated financial statements and unaudited condensed consolidated interim financial statements of Juno or NetZero, as the case may be, (including any related notes and schedules) included (or incorporated by reference) in the NetZero SEC Documents or the Juno SEC Documents, as the case may be.

    "Form Agreement" means the standard Juno form of Employment Agreement.

    "FTC Consent Agreement" means the consent agreement by and between Juno and the FTC, dated May 15, 2001.

    "GAAP" means generally accepted accounting principles in the United States as in effect from time to time.

    "Governmental Entity" means a court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency or any Person exercising the authority of any of the foregoing.

    "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

    "Infringe" means to infringe, impair, dilute or misappropriate.

    "IRS" means the United States Internal Revenue Service or any successor agency performing similar functions under the Code.

    "Intellectual Property" means all of the following: Trademarks, Patents, Copyrights and Trade Secrets.

    "Joint Proxy Statement/Prospectus" means the proxy statement to be filed by Juno and NetZero with the SEC pursuant to Section 7.1(a), together with all amendments and supplements thereto and including the annexes thereto.

    "Juno Benefit Plan" means any Benefit Plan maintained, sponsored or contributed to or required to be contributed to by Juno or any Juno Subsidiary.

    "Juno Certificate of Merger" means a certificate of merger, to be reasonably agreed upon by Juno and NetZero and filed with the Secretary of State of the State of Delaware as provided in the DGCL, in connection with the Juno Merger.

    "Juno Common Stock" means shares of common stock, par value $0.01 per share, of Juno.

    "Juno Disclosure Letter" means the disclosure letter, dated the date of this Agreement, prepared and signed by Juno and delivered to NetZero simultaneously with the execution of this Agreement.

    "Juno ERISA Affiliate" means Juno, any Juno Subsidiary and any other trade or business (whether or not incorporated) that is a member of their controlled group within the meaning of Code Section 414(b), (c), (m) or (o).

    "Juno ESPP" means the employee stock purchase plan of Juno referenced in Section 2.11(d).

    "Juno Exchange Ratio" means 0.3570.

    "Juno Financial Advisor" means Deutsche Banc Alex. Brown Inc.

A–3

    "Juno Key Employees" means the employees of Juno listed in Section 1.1(a) of the Juno Disclosure Letter.

    "Juno's knowledge" or "best knowledge of Juno" means the knowledge that the directors and officers of Juno having responsibility for the particular subject matter at issue have or would possess after reasonable investigation and inquiry.

    "Juno Major Stockholders" means the major stockholders of Juno set forth in Section 1.1(b) of the Juno Disclosure Letter.

    "Juno Material Adverse Effect" means a Material Adverse Effect on Juno.

    "Juno Merger" means the merger of Juno Merger Sub with and into Juno referred to in Section 2.1(b).

    "Juno Option" means an option to purchase shares of Juno Common Stock.

    "Juno Public Proposal" means a Juno Takeover Proposal with respect to Juno which shall have been publicly announced or otherwise communicated to the senior management, the board of directors or stockholders of Juno.

    "Juno Purchase Rights" means the right to purchase shares of Juno Common Stock pursuant to the Juno ESPP.

    "Juno Recommendation" has the meaning ascribed to it in Section 7.1(c).

    "Juno SEC Documents" means each form, report, schedule, statement and other document required to be filed by Juno through the date of this Agreement under the Exchange Act or the Securities Act, including any amendment to such document filed through the date of this Agreement, whether or not such amendment is required to be so filed.

    "Juno Stock Options Plans" means the Juno 1999 Stock Incentive Plan and the Juno 2001 Supplemental Stock Incentive Plan.

    "Juno Stockholders' Meeting" means the meeting of the stockholders of Juno on a date determined in accordance with the mutual agreement of Juno and NetZero for the purpose of obtaining the Required Juno Vote.

    "Juno Superior Proposal" means a proposal for (a) a merger, consolidation or similar business combination, (b) the acquisition of all or substantially all of the assets of Juno or (c) the acquisition of more than fifty percent of the outstanding shares of Juno Common Stock which (x) Juno's board of directors concludes, in good faith, consistent with the advice of its financial advisor, will deliver superior value to Juno stockholders over the Transactions, (y) Juno's board of directors concludes, in good faith, consistent with the advice of its financial advisor and counsel, is reasonably likely to be consummated in accordance with its terms, and (z) which was not obtained based, in whole or in part, on a breach of Section 6.2.

    "Juno Surviving Corporation" means the surviving corporation in the Juno Merger referenced in Section 2.1(b).

    "Juno Takeover Proposal" means any offer or proposal (other than an offer or proposal by NetZero or an Affiliate of NetZero) for (i) a merger or other business combination involving Juno after which the stockholders of Juno immediately prior to such merger or business combination would own less than eighty percent of the voting securities of the surviving company in such merger or business combination and would own less than eighty percent of the voting securities of the parent of the surviving company in such merger or business combination, or (ii) the acquisition by a person or "group" as defined under Section 13(d) of the Exchange Act (other than an acquisition by NetZero or an Affiliate of NetZero) of twenty percent or more of the outstanding shares of capital stock of Juno

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or (iii) the acquisition (other than an acquisition by NetZero or an Affiliate of NetZero) of all or substantially all of the assets of Juno.

    "Juno Voting Agreements" means the voting agreements between NetZero and the stockholder of Juno named therein, executed and delivered concurrent with the execution and delivery of this Agreement.

    "Law" or "Laws" means any law, statute, order, decree, consent decree, judgment, rule, regulation, ordinance or other pronouncement having the effect of law whether in the United States, any foreign country, or any domestic or foreign state, county, city or other political subdivision or of any Governmental Entity.

    "Licenses" means all licenses and agreements pursuant to which the relevant party has acquired rights in or to any Intellectual Property, or licenses and agreements pursuant to which the relevant party has licensed or transferred the right to use any Intellectual Property.

    "Liens" means any mortgage, pledge, assessment, security interest, lease, lien, easement, license, covenant, condition, restriction, adverse claim, levy, charge, option, equity, adverse claim or restriction or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing, except for any restrictions on transfer generally arising under any applicable federal or state securities law.

    "Material Adverse Effect" means a material adverse effect on or development with respect to (a) the business, condition (financial or otherwise), assets or results of operations of a Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person to timely consummate any of the Transactions; provided, however, it shall not include (i) changes adversely affecting the economy or financial markets generally, (ii) changes adversely affecting the Internet service provider business generally, (iii) a decrease in the trading price of the NetZero Common Stock or the Juno Common Stock or (iv) changes resulting from the announcement of the execution of this Agreement or the pendency of Transactions.

    "Merger Consideration" means shares of United Online Common Stock plus cash distributed in lieu of fractional shares in exchange for shares of NetZero Common Stock or Juno Common Stock in connection with the NetZero Merger or the Juno Merger, as the case may be.

    "Mergers" means the NetZero Merger and the Juno Merger.

    "Necessary Consents" means any consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person, which is required by or with respect to any of the parties to this Agreement in connection with the execution and delivery of this Agreement or the consummation of the Transactions contemplated hereby, including those required under or in relation to the HSR Act, state securities laws, the Securities Act, the Exchange Act, the DGCL with respect to the filing of the Certificates of Merger, the rules and regulations of the NNM, antitrust or other competition laws of other jurisdictions and such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on any of the parties hereto.

    "NetZero Benefit Plan" means any Benefit Plan maintained, sponsored or contributed to or required to be contributed to by NetZero or any NetZero Subsidiary.

    "NetZero Certificate of Merger" means a certificate of merger, to be reasonably agreed upon by Juno and NetZero and filed with the Secretary of State of the State of Delaware as provided in the DGCL, in connection with the NetZero Merger.

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    "NetZero Common Stock" means shares of common stock, par value $0.001 per share, of NetZero.

    "NetZero Disclosure Letter" means the disclosure letter, dated the date of this Agreement, prepared and signed by NetZero and delivered to Juno simultaneously with the execution of this Agreement.

    "NetZero Dissenting Shares" means shares of NetZero Common Stock that are issued and outstanding immediately prior to the Effective Time and that are owned by stockholders of NetZero who have properly perfected their rights of appraisal, if applicable, within the meaning of Section 262 of the DGCL.

    "NetZero ERISA Affiliate" means NetZero, any NetZero Subsidiary and any other trade or business (whether or not incorporated) that is a member of their controlled group (within the meaning of Code Section 414(b), (c), (m) or (o).

    "NetZero ESPP" means the employee stock purchase plan of NetZero referenced in Section 2.8(d).

    "NetZero Exchange Ratio" means 0.2000.

    "NetZero Financial Advisor" means Morgan Stanley & Co. Incorporated.

    "NetZero Major Stockholders" means the major stockholders of NetZero set forth in Section 1.1(b) of the NetZero Disclosure Letter.

    "NetZero Material Adverse Effect" means a Material Adverse Effect on NetZero.

    "NetZero Merger" means the merger of NetZero Merger Sub with and into NetZero referred to in Section 2.1(a).

    "NetZero's knowledge" or "best knowledge of NetZero" means the knowledge that the directors and officers of NetZero having responsibility for the particular subject matter at issue have or would possess after reasonable investigation and inquiry.

    "NetZero Option" means an option to purchase shares of NetZero Common Stock.

    "NetZero Purchase Rights" means the right to purchase shares of NetZero Common Stock pursuant to the NetZero ESPP and NetZero Stock Option Plans.

    "NetZero SEC Documents" means each form, report, schedule, statement and other document required to be filed by NetZero through the date of this Agreement under the Exchange Act or the Securities Act, including any amendment to such document, whether or not such amendment is required to be so filed.

    "NetZero Stock Options Plans" means the NetZero 1999 Stock Incentive Plan, the AimTV, Inc. 1999 Employee Stock Option Plan, the 1999 RocketCash Corporation Stock Option Plan and the NetZero 2001 Non-Executive Stock Option Plan.

    "NetZero Stockholders' Meeting" means the meeting of the stockholders of NetZero on a date determined in accordance with the mutual agreement of Juno and NetZero for the purpose of obtaining the Required NetZero Vote.

    "NetZero Surviving Corporation" means the surviving corporation in the NetZero Merger referenced in Section 2.1(a).

    "NetZero Voting Agreements" means the voting agreements between Juno and the stockholder of NetZero named therein, executed and delivered concurrently with the execution and delivery of this Agreement.

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    "NNM" means the distinct tier of the Nasdaq Stock Market referred to as the Nasdaq National Market.

    "Non-Competition Agreement" means the Amendment to the Termination Protection Agreement in the form set forth in Section 7.13 of the Juno Disclosure Letter.

    "Patents" means all inventions, discoveries, processes, designs, developments, technology and related improvements and know how, as well as all issued U.S. and foreign patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and extension thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention and like statutory rights.

    "Person" means a natural Person, partnership (general or limited), corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

    "Qualifying Amendment" means an amendment or supplement to the Joint Proxy Statement/Prospectus or Registration Statement (including by incorporation by reference) to the extent it contains (i) a Change in the Juno Recommendation as a result of the Juno board of directors concluding that a Juno Superior Proposal has been made, (ii) a statement of the reasons of the board of directors of Juno for making such Change in the Juno Recommendation and (iii) additional information reasonably related to the foregoing.

    "Representatives" means officers, directors, employees, Affiliates, investment bankers, attorneys, accountants or other agents, advisors or representatives.

    "Registration Statement" means the registration statement on Form S-4 to be filed by United Online with the SEC pursuant to Section 7.1(a) together with all amendments and supplements thereto and including the annexes thereto.

    "Required Approvals" means consents, waivers, exemptions, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to effect the Transactions contemplated by this Agreement.

    "Required Juno Vote" is the vote described in Section 4.6.

    "Required NetZero Vote" is the vote described in Section 5.8.

    "SEC" means the United States Securities and Exchange Commission.

    "Securities Act" means the Securities Act of 1933, as amended.

    "Software Programs" means proprietary software programs and all Intellectual Property rights therein.

    "STB" means Simpson Thacher & Bartlett, counsel to Juno.

    "Subsidiary" means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is, directly or indirectly, owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such Person does not have a majority of the voting interest in such partnership).

    "Tax" or "Taxes" means all taxes, charges, fees, duties, levies, penalties or other assessments imposed by any federal, state, local or foreign governmental authority, including income, gross receipts, excise, property, sales, gain, use, license, custom duty, unemployment, capital stock, transfer, franchise,

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payroll, withholding, social security, minimum estimated, and other taxes, and shall include interest, penalties or additions attributable thereto.

    "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

    "Termination Date" means November 30, 2001.

    "Termination Fee" means the sum of $2,500,000.

    "Trademarks" means U.S., state and foreign registered and unregistered trademarks, trade dress, service marks, logos, trade names, corporate names, Internet domain names and all registrations and applications to register the same.

    "Trade Secrets" means all categories of trade secrets as defined in the Uniform Trade Secrets Act including business information and all other proprietary information.

    "Transactions" means the transactions provided for or contemplated by this Agreement and the Voting Agreements, including the Mergers.

    "United Online Common Stock" means shares of common, stock par value $0.0001 per share, of United Online.

    "Voting Agreements" means the NetZero Voting Agreements and the Juno Voting Agreements.

    "Voting Debt" means indebtedness having general voting rights and debt convertible into securities having such rights.

    "WARN Act" means the Worker Adjustment and Retaining Notification Act of 1988.

    Section 1.2  Interpretation.

    (a) When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

    (b) Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation."

    (c) The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, appendix and schedules of this Agreement unless otherwise specified.

    (d) The plural of any defined term shall have a meaning correlative to such defined term, and words denoting any gender shall include all genders and the neuter. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

    (e) A reference to any party to this Agreement or any other agreement or document shall include such party's successors and permitted assigns.

    (f)  A reference to any legislation or to any provision of any legislation shall include any modification, amendment or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued under or pursuant to such legislation.

    (g) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

    (h) No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction this Agreement.

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ARTICLE 2

THE MERGERS

    Section 2.1  The Mergers.  Subject to the satisfaction or waiver of all of the conditions set forth in Article 8, at the Effective Time:

    (a) NetZero Merger Sub shall be merged with and into NetZero and NetZero shall be the NetZero Surviving Corporation. Following the Effective Time, the separate corporate existence of NetZero Merger Sub shall cease and NetZero shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of NetZero Merger Sub in accordance with the DGCL. As a result of the NetZero Merger, NetZero shall become a wholly owned subsidiary of United Online.

    (b) Juno Merger Sub shall be merged with and into Juno and Juno shall be the Juno Surviving Corporation. Following the Effective Time, the separate corporate existence of Juno Merger Sub shall cease and Juno shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Juno Merger Sub in accordance with the DGCL. As a result of the Juno Merger, Juno shall become a wholly owned subsidiary of United Online.

    Section 2.2  Effective Time.  Subject to the provisions of this Agreement, at the Closing, the parties shall cause the Mergers to be consummated by filing with the Secretary of State of the State of Delaware the Certificates of Merger executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Mergers shall become effective at the Effective Time.

    Section 2.3  Effects of the Mergers.  At and after the Effective Time, each of the Mergers shall have the effects set forth in Section 259 of the DGCL.

    Section 2.4  Certificates of Incorporation and Bylaws.

    (a) The certificate of incorporation of United Online at the effective time shall be in the form set forth in Section 2.4(a) of the NetZero Disclosure Letter. The certificate of incorporation of NetZero, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time to read in its entirety the same as the certificate of incorporation of NetZero Merger Sub (except that its name shall be NetZero, Inc.) and as so amended shall be the certificate of incorporation of the NetZero Surviving Corporation. The certificate of incorporation of Juno, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time to read in its entirety the same as the certificate of incorporation of Juno Merger Sub (except that its name shall be Juno Online Services, Inc.) and as so amended shall be the certificate of incorporation of the Juno Surviving Corporation.

    (b) The bylaws of United Online at the Effective Time shall be in the form set forth in Section 2.4(b) of the NetZero Disclosure Letter. The bylaws of NetZero Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the NetZero Surviving Corporation. The bylaws of Juno Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Juno Surviving Corporation.

    Section 2.5  Officers and Directors.  The officers and directors of NetZero immediately prior to the Effective Time shall be the officers and directors of United Online at the Effective Time. The officers of NetZero immediately prior to the Effective Time shall be the initial officers of the NetZero Surviving Corporation. The directors of NetZero Merger Sub immediately prior to the effective time shall be the initial directors of the NetZero Surviving Corporation. The officers of Juno Merger Sub immediately prior to the Effective Time shall be the initial officers of the Juno Surviving Corporation. The directors of Juno Merger Sub immediately prior to the Effective Time shall be the initial directors of the Juno Surviving Corporation.

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    Section 2.6  Closing.  The closing of the Mergers shall take place at 10:00 a.m. (eastern time) on a date to be agreed upon by the parties, and if such date is not agreed upon by the parties, the Closing shall occur on the second Business Day after satisfaction or waiver of all of the conditions set forth in Article 8, at the offices of Brobeck, Phleger & Harrison, LLP, 1633 Broadway, New York, New York 10019.

    Section 2.7  Effect on NetZero Common Stock.  As of the Effective Time, by virtue of the NetZero Merger and without any action on the part of the holders of any shares of NetZero Common Stock or the holders of any shares of capital stock of NetZero Merger Sub:

    (a) Subject to Section 3.5, each issued and outstanding share of NetZero Common Stock (other than shares to be cancelled in accordance with Section 2.7(c) and NetZero Dissenting Shares) shall be converted into the right to receive a number of fully paid and nonassessable shares of United Online Common Stock equal to the NetZero Exchange Ratio. As of the Effective Time, all such shares of NetZero Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist. As of the Effective Time, each Certificate formerly representing shares of NetZero Common Stock, without any action on the part of NetZero or the holder of such shares of NetZero Common Stock, shall be deemed to represent only the right to receive that number of shares of United Online Common Stock determined by multiplying the number of shares of NetZero Common Stock represented by such Certificate by the NetZero Exchange Ratio. Each holder of a Certificate shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of any such Certificates, certificates representing the shares of United Online Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Article 3 without interest.

    (b) Each issued and outstanding share of common stock, par value $0.001 per share, of NetZero Merger Sub, shall be converted into one fully paid and nonassessable share of common stock, par value $0.001 per share, of the NetZero Surviving Corporation.

    (c) Each share of NetZero Common Stock issued and owned or held by NetZero, Juno or any of their respective Subsidiaries at the Effective Time shall, by virtue of the NetZero Merger, cease to be outstanding and shall be cancelled, and no consideration shall be delivered in exchange therefor.

    Section 2.8  NetZero Stock Option Plans; NetZero Restricted Shares; NetZero ESPP.

    (a) As of the Effective Time, each outstanding NetZero Option shall thereafter entitle the holder thereof to receive, upon the exercise thereof, that number of shares of United Online Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of NetZero Common Stock subject to such NetZero Option immediately prior to the Effective Time and (ii) the NetZero Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (y) the exercise price per share of NetZero Common Stock subject to such NetZero Option divided by (z) the NetZero Exchange Ratio.

    (b) As of the Effective Time, United Online shall assume in full, on the same terms and conditions, each NetZero Option, whether vested or unvested, together with the NetZero Stock Option Plans, subject to the adjustment provided in Section 2.8(a). Section 5.3(a) of the NetZero Disclosure Letter sets forth a list of all NetZero Options whether or not under any of the NetZero Stock Option Plans, including the term and the exercise price of each NetZero Option. The assumption of a NetZero Option by United Online shall not terminate or modify (except as required under this Agreement or as set forth in Section 5.3(a) of the NetZero Disclosure Letter) any right of first refusal, right of repurchase, vesting schedule or other restriction on transferability relating to a NetZero Option or the stock issuable upon the exercise thereof. Continuous employment with NetZero shall be credited to an optionee for purposes of determining the number of shares subject to exercise, vesting or repurchase after the Effective Time, and the provisions in the NetZero Stock Option Plans and/or in any stock

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option agreement evidencing the terms and conditions of any NetZero Option relating to the exercisability of any NetZero Option upon termination of an optionee's employment or service as a director shall not be deemed triggered until such time as such optionee shall be neither an employee or officer nor serving as a director of United Online or any Subsidiary of United Online. After such assumption, United Online shall issue, upon any partial or total exercise of any NetZero Option, in lieu of shares of NetZero Common Stock, the number of shares of United Online Common Stock to which the holder of the NetZero Option is entitled pursuant to this Agreement. The assumption by United Online of NetZero Options shall not give holders of such NetZero Options any additional benefits which they did not have immediately prior to the Effective Time and shall not create any implied agreement for employment. United Online shall file with the SEC as soon as practicable, and in any event within five Business Days following the Effective Time, a registration statement on Form S-8 under the Securities Act, covering the shares of United Online Common Stock to be issued upon the exercise of NetZero Options assumed by United Online. Prior to the Effective Time, NetZero shall make such amendments, if any, to the NetZero Stock Option Plans and any award or agreement evidencing a NetZero Option as shall be necessary to permit such assumption in accordance with this Section 2.8. It is the intention of the parties that (i) the NetZero Options assumed by United Online shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the same extent the NetZero Options qualified as incentive stock options immediately prior to the Effective Time, (ii) the assumption of NetZero Options provided by this Section 2.8(b) shall satisfy the conditions of Section 424(a) of the Code and (iii) the provisions of this Section 2.8(b) shall be applied consistent with this intent.

    (c) If and to the extent necessary or required by the terms of the plans governing the NetZero Options or pursuant to the terms of any NetZero Option granted thereunder, each of United Online and NetZero shall use its best efforts to obtain the consent of each holder of outstanding NetZero Options to the foregoing treatment of such NetZero Options.

    (d) At the Effective Time, United Online shall assume the outstanding offering periods under the NetZero ESPP, and all outstanding NetZero Purchase Rights shall be converted (in accordance with the NetZero Exchange Ratio) into rights to purchase shares of United Online Common Stock (with the number of shares rounded down to the nearest whole share and the purchase price as of the offering date for each offering period in effect as of the Effective Time rounded up to the nearest whole cent). All such converted NetZero Purchase Rights shall be assumed by United Online, and each offering period in effect under the NetZero ESPP immediately prior to the Effective Time shall be continued in accordance with the terms of the NetZero ESPP until the end of such offering period. The NetZero ESPP shall terminate or be merged into a stock purchase plan sponsored by United Online immediately following the exercise of the last assumed NetZero Purchase Right, and no additional NetZero Purchase Rights shall be granted under the NetZero ESPP following the Effective Time. From and after the Effective Time, all references to NetZero in the NetZero ESPP and related documents shall be deemed to refer to United Online (provided, that the purchase price as of the offering date for a relevant period shall be determined with respect to the fair market value of NetZero Common Stock on such date, as adjusted by this Section 2.8). United Online shall take all corporate action necessary to reserve for issuance a sufficient number of shares of United Online Common Stock for issuance upon exercise of the NetZero Purchase Rights under the NetZero ESPP assumed in accordance with this Section 2.8.

    (e) Each outstanding share of NetZero Common Stock which is subject to NetZero's right to purchase under any NetZero Stock Option Plan shall be converted into the right to receive shares of United Online Common Stock and any purchase right under such NetZero Option Plan shall be converted into the right to purchase the number of shares of United Online Common Stock equal to the NetZero Exchange Ratio times the number of shares of NetZero Common Stock that were purchasable immediately prior to the Effective Time.

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    Section 2.9  NetZero Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary and unless provided for by applicable Law, the NetZero Dissenting Shares shall not be converted into the right to receive the applicable shares of United Online Common Stock with respect thereto, unless and until such stockholders shall have failed to perfect their right of appraisal under applicable Law, but, instead, the holders thereof shall be entitled to payment of the appraised value of such NetZero Dissenting Shares in accordance with Section 262 of the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right of appraisal, each share of NetZero Common Stock held by such stockholder shall thereupon be deemed to have been converted into the right to receive and become exchangeable for, at the Effective Time, the applicable shares of United Online Common Stock with respect thereto, in the manner provided for in Section 2.7.

    Section 2.10  Effect on Juno Common Stock.  As of the Effective Time, by virtue of the Juno Merger and without any action on the part of the holders of any shares of Juno Common Stock or the holders of any shares of capital stock of Juno Merger Sub:

    (a) Subject to Section 3.5, each issued and outstanding share of Juno Common Stock (other than shares to be cancelled in accordance with Section 2.10(c)) shall be converted into the right to receive a number of fully paid and nonassessable shares of United Online Common Stock equal to the Juno Exchange Ratio. As of the Effective Time, all such shares of Juno Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist. As of the Effective Time, each Certificate, without any action on the part of Juno or the holder of such shares of Juno Common Stock, shall be deemed to represent only the right to receive that number of shares of United Online Common Stock determined by multiplying the number of shares of Juno Common Stock represented by such Certificate by the Juno Exchange Ratio. Each holder of a Certificate shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of any such Certificates, certificates representing the shares of United Online Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Article 3 without interest.

    (b) Each issued and outstanding share of common stock, par value $0.001 per share, of Juno Merger Sub, shall be converted into one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Juno Surviving Corporation.

    (c) Each share of Juno Common Stock issued and owned or held by Juno, NetZero or any of their respective Subsidiaries at the Effective Time shall, by virtue of the Juno Merger, cease to be outstanding and shall be cancelled and no consideration shall be delivered in exchange therefor.

    Section 2.11  Juno Stock Option Plans; Juno ESPP.

    (a) As of the Effective Time, each outstanding Juno Option shall thereafter entitle the holder thereof to receive, upon the exercise thereof, that number of shares of United Online Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Juno Common Stock subject to such Juno Option immediately prior to the Effective Time and (ii) the Juno Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (y) the exercise price per share of Juno Common Stock subject to such Juno Option divided by (z) the Juno Exchange Ratio.

    (b) As of the Effective Time, United Online shall assume in full, on the same terms and conditions, each Juno Option, whether vested or unvested, together with the Juno Stock Option Plans, subject to the adjustment provided in Section 2.11(a). Section 4.3(a) of the Juno Disclosure Letter sets forth a list of all Juno Options whether or not under any of the Juno Stock Option Plans, including the term and the exercise price of each Juno Option. The assumption of a Juno Option by United Online shall not terminate or modify (except as required under this Agreement or as set forth in Section 4.3(a) of the Juno Disclosure Letter) any right of first refusal, right of repurchase, vesting schedule or other restriction on transferability relating to a Juno Option or the stock issuable upon the exercise thereof.

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Continuous employment with Juno shall be credited to an optionee for purposes of determining the number of shares subject to exercise, vesting or repurchase after the Effective Time, and the provisions in the Juno Stock Option Plans and/or in any stock option agreement evidencing the terms and conditions of any Juno Option relating to the exercisability of any Juno Option upon termination of an optionee's employment or service as a director shall not be deemed triggered until such time as such optionee shall be neither an employee or officer nor serving as a director of United Online or any Subsidiary of United Online. After such assumption, United Online shall issue, upon any partial or total exercise of any Juno Option, in lieu of shares of Juno Common Stock, the number of shares of United Online Common Stock to which the holder of the Juno Option is entitled pursuant to this Agreement. The assumption by United Online of Juno Options shall not give holders of such Juno Options any additional benefits which they did not have immediately prior to the Effective Time and shall not create any implied agreement for employment. United Online shall file with the SEC as soon as practicable, and in any event within five Business Days following the Effective Time, a registration statement on Form S-8 under the Securities Act, covering the shares of United Online Common Stock to be issued upon the exercise of Juno Options assumed by United Online. Prior to the Effective Time, Juno shall make such amendments, if any, to the Juno Stock Option Plans and any award or agreement evidencing a Juno Option as shall be necessary to permit such assumption in accordance with this Section 2.11. It is the intention of the parties that (i) the Juno Options assumed by United Online shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the same extent the Juno Options qualified as incentive stock options immediately prior to the Effective Time, (ii) the assumption of Juno Options provided by this Section 2.11(b) shall satisfy the conditions of Section 424(a) of the Code and (iii) the provisions of this Section 2.11(b) shall be applied consistent with this intent.

    (c) If and to the extent necessary or required by the terms of the plans governing Juno Options or pursuant to the terms of any Juno Option granted thereunder, each of United Online and Juno shall use its best efforts to obtain the consent of each holder of outstanding Juno Options to the foregoing treatment of such Juno Options.

    (d) At the Effective Time, United Online shall assume the outstanding offering periods under the Juno ESPP, and all outstanding Juno Purchase Rights shall be converted (in accordance with the Juno Exchange Ratio) into rights to purchase shares of United Online Common Stock (with the number of shares rounded down to the nearest whole share and the purchase price as of the offering date for each offering period in effect as of the Effective Time rounded up to the nearest whole cent). All such converted Juno Purchase Rights shall be assumed by United Online, and each offering period in effect under the Juno ESPP immediately prior to the Effective Time shall be continued in accordance with the terms of the Juno ESPP until the end of such offering period. The Juno ESPP shall terminate or be merged into a stock purchase plan sponsored by United Online immediately following the exercise of the last assumed Juno Purchase Right, and no additional Juno Purchase Rights shall be granted under the Juno ESPP following the Effective Time. From and after the Effective Time, all references to Juno in the Juno ESPP and related documents shall be deemed to refer to United Online (provided, that the purchase price as of the offering date for a relevant period shall be determined with respect to the fair market value of Juno Common Stock on such date, as adjusted by this Section 2.11). United Online shall take all corporate action necessary to reserve for issuance a sufficient number of shares of United Online Common Stock for issuance upon exercise of the Juno Purchase Rights under the Juno ESPP assumed in accordance with this Section 2.11.

    Section 2.12  Certain Adjustments.  If, between the date of this Agreement and the Effective Time, the outstanding shares of NetZero Common Stock or the outstanding shares of Juno Common Stock shall have been increased, decreased, changed into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in any other securities shall

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be declared with a record date within such period, or any similar event shall have occurred, the NetZero Exchange Ratio or Juno Exchange Ratio, as the case may be, shall be appropriately adjusted to provide to the holders of NetZero Common Stock and Juno Common Stock the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE 3

EXCHANGE OF CERTIFICATES

    Section 3.1  Exchange Fund.  Prior to the Effective Time, United Online shall appoint an Exchange Agent reasonably acceptable to Juno. From time to time as requested by the Exchange Agent, United Online shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of NetZero Common Stock and holders of shares of Juno Common Stock, certificates representing the shares of the United Online Common Stock issuable pursuant to Sections 2.7 and 2.10 in exchange for outstanding shares of NetZero Common Stock and Juno Common Stock. United Online agrees to make available to the Exchange Agent from time to time as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 3.5 and any dividends and other distributions pursuant to Section 3.3.

    Section 3.2  Exchange Procedures.  Promptly after the Effective Time, United Online shall cause the Exchange Agent to mail to each holder of a Certificate (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Juno or NetZero may reasonably specify (such letter to be reasonably acceptable to NetZero and Juno prior to the Effective Time) and (ii) instructions for effecting the surrender of such Certificates in exchange for the applicable shares of United Online Common Stock, together with any dividends and other distributions with respect thereto and any cash in lieu of fractional shares. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of United Online Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is specifically requested or is otherwise required by applicable Law) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.7 or 2.10 (after taking into account all shares of NetZero Common Stock and Juno Common Stock represented by all Certificates delivered by such holder) and (B) a check in the amount equal to the cash that such holder has the right to receive pursuant to the provisions of this Article 3, including cash in lieu of any fractional shares of United Online Common Stock pursuant to Section 3.5 and dividends and other distributions pursuant to Section 3.3. No interest will be paid or will accrue on any cash payable pursuant to Section 3.3 or Section 3.5. In the event of a transfer of ownership of NetZero Common Stock which is not registered in the transfer records of NetZero or a transfer of ownership of Juno Common Stock which is not registered in the transfer records of Juno, one or more shares of United Online Common Stock evidencing, in the aggregate, the proper number of shares of United Online Common Stock, a check in the proper amount of cash in lieu of any fractional shares of United Online Common Stock pursuant to Section 3.5 and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3, shall be issued with respect to such NetZero Common Stock or Juno Common Stock to such a transferee if the Certificate representing such shares of NetZero Common Stock or Juno Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

    Section 3.3  Distributions with Respect to Unexchanged Shares.  No dividends or other distributions with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate

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with respect to the shares of United Online Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of United Online Common Stock shall be paid to any such holder pursuant to Section 3.5 until such holder shall surrender such Certificate in accordance with Section 3.2. Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be paid to the record holder thereof without interest, (a) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of United Online Common Stock to which such holder is entitled pursuant to Section 3.5 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of United Online Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such shares of United Online Common Stock.

    Section 3.4  No Further Ownership Rights in NetZero Common Stock or Juno Common Stock.  All shares of United Online Common Stock issued and cash paid upon conversion of shares of NetZero Common Stock or Juno Common Stock in accordance with the terms of Article 2 and this Article 3 (including any cash paid pursuant to Section 3.3 or 3.5) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of NetZero Common Stock or Juno Common Stock.

    Section 3.5  No Fractional Shares of United Online Common Stock.

    (a) No certificates or scrip or shares of United Online Common Stock representing fractional shares of United Online Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of United Online or a holder of shares of United Online Common Stock.

    (b) Notwithstanding any other provision of this Agreement, each holder of shares of NetZero Common Stock exchanged pursuant to the NetZero Merger and each holder of shares of Juno Common Stock exchanged pursuant to the Juno Merger, in each case, who would otherwise have been entitled to receive a fraction of a share of United Online Common Stock (determined after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of United Online Common Stock multiplied by (ii) the closing price for a share of United Online Common Stock as reported on NNM on the first trading day following the date during which the Effective Time occurs. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify United Online, and United Online shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms of this Agreement.

    Section 3.6  Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for six months after the Effective Time shall, at United Online's request, be delivered to United Online or otherwise on the instruction of United Online, and any holders of the Certificates who have not theretofore complied with this Article 3 shall after such delivery look only to United Online for the shares of United Online Common Stock with respect to the shares of NetZero Common Stock or Juno Common Stock formerly represented thereby to which such holders are entitled pursuant to Sections 2.7 and 2.10, any cash in lieu of fractional shares of United Online Common Stock to which such holders are entitled pursuant to Section 3.5 and any dividends or distributions with respect to shares of United Online Common Stock to which such holders are entitled pursuant to Section 3.3. Any such portion of the Exchange Fund remaining unclaimed by holders of shares of NetZero Common Stock or Juno Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the

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extent permitted by Law, become the property of United Online free and clear of any claims or interest of any Person previously entitled thereto.

    Section 3.7  No Liability.  None of United Online, NetZero, NetZero Merger Sub, Juno, Juno Merger Sub or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    Section 3.8  Investment of the Exchange Fund.  The Exchange Agent shall invest any cash included in the Exchange Fund as directed by United Online on a daily basis; provided that no such investment or loss thereon shall affect the amounts payable to former NetZero stockholders or former Juno stockholders pursuant to Article 2 or this Article 3. Any interest and other income resulting from such investments shall promptly be paid to United Online.

    Section 3.9  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by United Online, the posting by such Person of a bond in such reasonable amount as United Online may direct as indemnity against any claim that may be made against it or its Subsidiary with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable shares of United Online Common Stock with respect to the shares of NetZero Common Stock or Juno Common Stock formerly represented thereby, any cash in lieu of fractional shares of United Online Common Stock, and unpaid dividends and distributions on shares of United Online Common Stock deliverable in respect thereof, pursuant to this Agreement.

    Section 3.10  Withholding Rights.  United Online shall be entitled to deduct and withhold from the shares of United Online Common Stock otherwise payable pursuant to this Agreement to any former holder of shares of NetZero Common Stock or Juno Common Stock such amounts as it reasonably determines it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by United Online, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the shares of NetZero Common Stock or Juno Common Stock in respect of which such deduction and withholding was made by United Online.

    Section 3.11  Further Assurances.  At and after the Effective Time, the officers and directors of United Online will be authorized to execute and deliver, in the name and on behalf of Juno, Juno Merger Sub, NetZero or NetZero Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Juno, Juno Merger Sub, NetZero or NetZero Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in United Online any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired directly or indirectly by United Online as a result of, or in connection with, the Mergers.

    Section 3.12  Stock Transfer Books.  The stock transfer books of NetZero and Juno shall be closed at the close of business on the day during which the Effective Time occurs and there shall be no further registration of transfers of shares of NetZero Common Stock or Juno Common Stock thereafter on the records of NetZero or Juno. On or after the Effective Time, any Certificates presented to the Exchange Agent or United Online for any reason shall be converted into the right to receive the applicable shares of United Online Common Stock with respect to the shares of NetZero Common Stock or Juno Common Stock formerly represented thereby (including any cash in lieu of fractional shares of United Online Common Stock to which the holders thereof are entitled pursuant to Section 3.5 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3).

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ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF JUNO

    Except as set forth in the Juno Disclosure Letter, Juno represents and warrants to NetZero that all of the statements contained in this Article 4 are true and correct. Each exception set forth in the Juno Disclosure Letter and each other response to this Agreement set forth in the Juno Disclosure Letter is identified by reference to, or has been grouped under a heading referring to, a specific individual section of this Agreement and relates only to such section, except to the extent that one portion of the Juno Disclosure Letter specifically refers to another portion thereof, identifying such other portion by specific cross reference.

    Section 4.1  Organization; Qualification.  Juno (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; (b) has all requisite corporate power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets, except where the failure to have such power and authority could not reasonably be expected to have, individually or in the aggregate, a Juno Material Adverse Effect; and (c) is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction in which such qualification is required, except for such failures to be so qualified or licensed and in good standing as could not, individually or in the aggregate, reasonably be expected to have a Juno Material Adverse Effect. Juno has made available to NetZero complete and correct copies of its certificate of incorporation and bylaws, each as presently in effect.

    Section 4.2  Subsidiaries and Affiliates.  Section 4.2 of the Juno Disclosure Letter sets forth the name, jurisdiction of incorporation and authorized and outstanding capital of each Juno Subsidiary and the jurisdictions in which each Juno Subsidiary is qualified to do business. Juno does not own, directly or indirectly, any capital stock or other equity securities of any corporation or have any direct or indirect equity or ownership interest in any business or other Person, other than publicly traded securities constituting less than five percent of the outstanding equity of the issuing entity. All the outstanding capital stock of each Juno Subsidiary is, directly or indirectly, owned (of record and beneficially) by Juno free and clear of any Liens, options or encumbrances of any kind, restrictions on transfers (other than restrictions on transfer arising under applicable securities laws), claims or charges of any kind, and is validly issued, fully paid and nonassessable. There are no outstanding options, rights or agreements of any kind relating to the issuance, sale or transfer of any capital stock or other equity securities of any such Juno Subsidiary to any Person except Juno. Each Juno Subsidiary (a) is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation; (b) has full corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns except where the failure to be so organized, existing or in good standing or to have such power and authority could not reasonably be expected to have, individually or in the aggregate, a Juno Material Adverse Effect; and (c) is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction in which such qualification is required, except for such failures to be so qualified or licensed and in good standing as could not, individually or in the aggregate, reasonably be expected to have a Juno Material Adverse Effect. Juno has made available to NetZero complete and correct copies of the certificate of incorporation, bylaws or similar organizational documents of each Juno Subsidiary, as presently in effect. With respect to any exception to ownership set forth in Section 4.2 of the Juno Disclosure Letter, the schedule completely and correctly identifies the record and the beneficial owner of any such shares, whether such record or beneficial owner is an employee, agent or Affiliate of Juno, and any agreement, arrangement or understanding, whether written or oral, with respect to such ownership.

    Section 4.3  Capitalization.

    (a) The authorized capital stock of Juno consists of 133,333,334 shares of Juno Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this Agreement,

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(i) 41,742,236 shares of Juno Common Stock were issued and outstanding, (ii) no shares of Juno Common Stock were issued and held in the treasury of Juno, (iii) no shares of preferred stock were issued and outstanding, (iv) 8,399,834 shares of Juno Common Stock were reserved for issuance upon exercise of outstanding Juno Options granted under Juno's 1999 Stock Incentive Plan, (v) 376,022 shares of Juno Common Stock were reserved for issuance pursuant to the Juno ESPP and (vi) 862,000 shares of Juno Common Stock were reserved for issuance upon exercise of the outstanding Juno Options granted under the Juno 2001 Supplemental Stock Incentive Plan. Section 4.3(a) of the Juno Disclosure Letter lists, as of the date of this Agreement, the holder of each outstanding Juno Option, the number of shares of Juno Common Stock for which such Juno Option is exercisable, the exercise price of such Juno Option, the extent to which such Juno Option will vest upon consummation of any of the Transactions and the vesting schedule of such Juno Option. All the outstanding shares of Juno's capital stock are, and all shares of Juno Common Stock which may be issued pursuant to the exercise of outstanding Juno Options will be, when issued in accordance with the respective terms of such Juno Option, duly authorized, validly issued, fully paid and nonassessable. There is no Voting Debt of Juno or any Juno Subsidiary issued and outstanding. Except as set forth above and except for the Transactions, as of the date hereof, (x) there are no shares of capital stock of Juno authorized, issued or outstanding; (y) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements, understandings or commitments of any character, relating to the issued or unissued capital stock of Juno or any Juno Subsidiary, obligating Juno or any Juno Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, Juno or any Juno Subsidiary or securities convertible into or exchangeable for such shares, equity interests or Voting Debt, or obligating Juno or any Juno Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment; and (z) there are no outstanding contractual obligations of Juno or any Juno Subsidiary to repurchase, redeem or otherwise acquire any shares of Juno Common Stock, or the capital stock of Juno, or any Juno Subsidiary or Affiliate of Juno or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Juno Subsidiary or any other entity or Person.

    (b) There are no voting trusts or other agreements or understandings to which Juno, any Juno Subsidiary or, to Juno's knowledge, to which their Affiliates or stockholders are a party with respect to the voting of the capital stock of Juno or any Juno Subsidiary.

    Section 4.4  Authorization, Validity of Agreement, Juno Action.  Juno has full corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Transactions. The execution and delivery of, and the performance by Juno of its obligations under, this Agreement and the consummation by it of the Transactions, have been duly authorized by Juno's board of directors and, except for obtaining the approval of its stockholders as contemplated by Section 4.6, no other corporate action on the part of Juno or its stockholders is necessary to authorize the execution and delivery by Juno of this Agreement or the consummation by it of the Transactions. This Agreement has been duly executed and delivered by Juno and, assuming due and valid authorization, execution and delivery thereof by the other parties hereto, this Agreement is a valid and binding obligation of Juno enforceable against Juno in accordance with its terms.

    Section 4.5  Board Approvals Regarding Transactions.  Juno's board of directors, at a meeting duly called and held, has unanimously (a) determined that each of this Agreement and the Juno Merger is advisable for, fair to and in the best interests of Juno and the stockholders of Juno, (b) approved this Agreement, the Juno Voting Agreements and the Transactions and (c) resolved to recommend that the stockholders of Juno adopt this Agreement, and none of the aforesaid actions by Juno's board of directors has been amended, rescinded or modified. The action taken by Juno's board of directors constitutes approval of this Agreement, the Juno Voting Agreements, the Juno Merger and the other Transactions by Juno's board of directors under the provisions of Section 203 of the DGCL such that

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Section 203 of the DGCL does not apply to this Agreement or the other Transactions. No other state takeover, antitakeover, moratorium, fair price, interested stockholder, business combination or similar statute or rule is applicable to the Juno Merger or the other Transactions.

    Section 4.6  Vote Required.  The affirmative vote of the holders of a majority of the outstanding shares of Juno Common Stock is the only vote of the holders of any class or series of Juno's capital stock necessary to approve the Juno Merger or adopt this Agreement and no other vote of any class or series of Juno's capital stock is necessary to approve any of the Transactions.

    Section 4.7  Consents and Approvals, No Violations.  Except for the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, the HSR Act, state securities or blue sky laws, the NNM and the filing of the Juno Certificate of Merger, none of the execution or delivery by Juno of, or performance by Juno of its obligations under, this Agreement, the consummation by Juno of the Transactions or compliance by Juno with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the certificate of incorporation, the bylaws or similar organizational documents of Juno or any Juno Subsidiary, (b) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) result in a violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or loss of any rights) under, any of the terms, conditions or provisions of any Contract to which Juno is a party or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Juno, any Juno Subsidiary or any of their properties or assets, excluding from the foregoing clauses (b), (c) and (d) such filings, permits, authorizations, consents, approvals, violations, breaches or defaults, and such rights of termination, amendment, cancellation or acceleration or loss of any rights, which could not, individually or in the aggregate, reasonably be expected to have a Juno Material Adverse Effect. Except as set forth in Section 4.7 of the Juno Disclosure Letter, there are no third party non-governmental consents, notices or approvals related to Juno, any Juno Subsidiary or any of their respective assets or properties required to be obtained prior to the consummation of any of the Transactions, except where failure to obtain such consents, notices or approvals could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

    Section 4.8  Reports and Financial Statements.

    (a) Juno has filed Juno SEC Documents with the SEC. As of their respective dates or, if amended, as of the date of the last such amendment filed prior to the date of this Agreement, the Juno SEC Documents, including any financial statements or schedules included therein (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. None of the Juno Subsidiaries is required to file any forms, reports or other documents with the SEC.

    (b) Each of the Juno Financial Statements have been prepared from, and are in accordance with, the books and records of Juno and the Juno Subsidiaries. The Juno Financial Statements complied, as of their respective dates, with applicable accounting requirements and rules and regulations of the SEC. The Juno Financial Statements have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto and subject, in the case of interim condensed consolidated financial statements, to normal, recurring and immaterial year-end adjustments and the absence of certain notes) and fairly present in all material respects (i) the consolidated financial position of Juno and the Juno Subsidiaries as of the dates thereof and (ii) the consolidated results of operations, changes in stockholders' equity and cash flows of Juno and the Juno Subsidiaries for the periods presented therein.

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    Section 4.9  No Undisclosed Liabilities.  Except (a) as disclosed in the Juno Financial Statements and (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since the Balance Sheet Date, neither Juno nor any Juno Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that, individually or in the aggregate, have, or could reasonably be expected to have, a Juno Material Adverse Effect.

    Section 4.10  Absence of Certain Changes.  Since the Balance Sheet Date, except as disclosed in the Juno SEC Documents filed prior to the date hereof, (i) Juno and each Juno Subsidiary has conducted its respective business only in the ordinary and usual course consistent with past practice, (ii) there have not occurred any events or changes in or developments with respect to the business, condition (financial or otherwise), assets or results of operations of Juno and its Subsidiaries (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) taken as a whole, having or reasonably expected to have, individually or in the aggregate, a Juno Material Adverse Effect and (iii) Juno has not taken, resolved to take or committed to take any action which would have been prohibited under Section 6.1 if such Section applied to the period between the Balance Sheet Date and the date of this Agreement.

    Section 4.11  Litigation.  There is no action, suit, inquiry, proceeding or investigation by or before any Governmental Entity pending or, to the best knowledge of Juno, threatened, against or involving Juno or any Juno Subsidiary, which could, individually or in the aggregate, reasonably be expected to have a Juno Material Adverse Effect. Juno does not know of any valid basis for any such action, proceeding or investigation. Neither Juno nor any Juno Subsidiary is in default under or in violation of, nor to Juno's knowledge is there any valid basis for any claim of default under or violation of, any Contract to which Juno or any Juno Subsidiary is a party or by which any of them or any of their assets is bound, except where such claim of default or violation could not reasonably be expected to have, individually or in the aggregate, a Juno Material Adverse Effect. Neither Juno nor any Juno Subsidiary is subject to any judgment, order or decree which may have an adverse effect on its or the Juno Surviving Corporation's business practices or on its or Juno Surviving Corporation's ability to acquire any property or conduct its business in any area. Except as set forth in the Juno SEC Documents, there are no controversies pending or, to the knowledge of Juno, threatened, which controversies have resulted, or could reasonably be expected to result, in an action, suit, proceeding, claim, arbitration or investigation before any agency, court or tribunal, foreign or domestic which if determined adversely to Juno or any Juno Subsidiary could, individually or in the aggregate, reasonably be expected to have a Juno Material Adverse Effect. Section 4.11 of the Juno Disclosure Letter sets forth all pending and threatened actions, suits, proceedings and arbitration involving Juno or any Juno Subsidiary as of the date of this Agreement.

    Section 4.12  Employee Benefit Plans.

    (a) Section 4.12 of the Juno Disclosure Letter lists each Juno Benefit Plan.

    (b) With respect to each Juno Benefit Plan, Juno has made available to NetZero a true, complete and correct copy of (i) such Juno Benefit Plan (or, if not written, a written summary of its material terms) and the most recent summary plan description and all summaries of material modifications issued since the date of the most recent summary plan description, if any, related to such Juno Benefit Plan, (ii) each trust agreement or other funding arrangement, (iii) the most recent annual report (Form 5500) filed with the IRS (and, if the most recent annual report is a Form 5500R, the most recent Form 5500C filed with respect to such Juno Benefit Plan), (iv) the most recent actuarial report or financial statement, (v) the most recent determination or similar letter, if any, issued by the IRS and any pending request for a determination or similar letter and (vi) each registration statement, permit application and prospectus. Neither Juno nor any Juno Subsidiary has any express commitment to continue (for any period), modify, change or terminate any Juno Benefit Plan, other than (1) as provided under the terms of the applicable Juno Benefit Plan, or (2) with respect to a modification,

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change or termination (A) required by ERISA or the Code or (B) in the ordinary course of business consistent with past practice.

    (c) Except as could not, individually or in the aggregate, reasonably be expected to have a Juno Material Adverse Effect: (i) each Juno Benefit Plan has been administered in accordance with its terms and all applicable Laws, including ERISA and the Code (including the prohibited transaction rules thereunder); (ii) all contributions required to be made under the terms of any of Juno Benefit Plans have, as of the date of this Agreement, been timely made or, if not yet due, have been properly reflected in Juno's and its Subsidiaries' financial accounting records prior to the date of this Agreement; (iii) no suit, administrative proceeding, action or other adverse proceeding or claim has been brought against or with respect to any such Juno Benefit Plan (other than routine benefits claims) and there is no pending audit or inquiry by the IRS or United States Department of Labor with respect to any Juno Benefit Plan; and (iv) no event has occurred and, to the knowledge of Juno or any Juno Subsidiary, there exists no condition or set of circumstances that could subject Juno or any Juno Subsidiary to any liability (other than for routine benefit liabilities) relating in any way to any Juno Benefit Plan.

    (d) Each Juno Benefit Plan and its related trust that is intended to qualify under Section 401(a) or 4975(e)(7) and Section 501(a), respectively, of the Code has received a favorable determination letter from the IRS as to such qualified status or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer and nothing has occurred that could reasonably be expected to cause the loss of such qualified status.

    (e) No Juno Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) or other pension plan subject to Title IV of ERISA or the minimum funding rules of ERISA or the Code and no Juno ERISA Affiliate has sponsored or contributed to or been required to contribute to any such pension plan.

    (f)  With respect to each Juno Benefit Plan required to be set forth in the Juno Disclosure Letter that is subject to Title IV of ERISA or the minimum funding rules of ERISA or the Code, except as could not, individually or in the aggregate reasonably be expected to have a Juno Material Adverse Effect: (i) no reportable event (within the meaning of Section 4043 of ERISA, other than an event that is not required to be reported before or within thirty days of such event) has occurred or is expected to occur, (ii) there was not an accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived, as of the most recently ended plan year of such Juno Benefit Plan; (iii) there is no "unfunded benefit liability" (within the meaning of Section 4001(a)(18) of ERISA); and (iv) none of the assets of Juno or any Juno Subsidiary is, or may reasonably be expected to become, the subject of any Lien arising under ERISA or Section 412(n) of the Code.

    (g) Except as required by applicable Law, no Juno Benefit Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance benefits. To Juno's knowledge, Juno and each of its Subsidiaries are in compliance in all material respects with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended.

    (h) Except as provided in Section 4.12(h) of the Juno Disclosure Letter, Juno has made available to NetZero true, complete and correct copies of (i) all employment agreements with officers and all consulting agreements of Juno or any Juno Subsidiary providing for annual compensation in excess of $100,000, (ii) all severance plans, agreements, programs and policies of Juno or any Juno Subsidiary with or relating to their respective employees, directors or consultants, and (iii) all plans, programs, agreements and other arrangements of Juno or any Juno Subsidiary with or relating to their respective

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employees, directors or consultants which contain "change of control" or similar provisions. Except as set forth in Section 4.12(h) of the Juno Disclosure Letter, the consummation of the Transactions will not, alone or in conjunction with any other event or events (including termination of employment), (i) entitle any current or former employee or consultant of Juno or any Juno Subsidiary to severance benefits or any other compensation or benefit (including forgiveness of indebtedness), except as expressly provided by this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefit due any such employee or consultant, alone or in conjunction with any other possible event (including termination of employment).

    Section 4.13  Tax Matters.

    (a) Except as could not, individually or in the aggregate, reasonably be expected to have a Juno Material Adverse Effect, Juno and each Juno Subsidiary have duly filed all Tax Returns that are required to be filed and have duly paid or caused to be duly paid in full all Taxes reflected on such Tax Returns. All such Tax Returns are correct and complete in all material respects and accurately reflect all liability for Taxes for the periods covered thereby. All material unpaid Taxes owed by Juno and all Juno Subsidiaries relating to periods or portions of periods through the Balance Sheet Date (whether or not shown on any Tax Return) are reflected on the Juno Financial Statements. Since the Balance Sheet Date, Juno and Juno Subsidiaries have not incurred any liability for any Taxes other than in the ordinary course of business. Neither Juno nor any Juno Subsidiary has received written notice of any claim made by an authority in a jurisdiction where Juno or the Juno Subsidiary, as the case may be, does not file Tax Returns, that Juno or the Juno Subsidiary is or may be subject to taxation by that jurisdiction.

    (b) The federal income Tax Returns of Juno and each of the Juno Subsidiaries have not been examined by the IRS (or the applicable statutes of limitation for the assessment of federal income Taxes for such periods have expired). Neither Juno nor any Juno Subsidiary has waived any statute of limitations in any jurisdiction in respect of Taxes or Tax Returns or agreed to any extension of time with respect to a Tax assessment or deficiency.

    (c) No federal, state, local or foreign audits, examinations or other administrative proceedings are pending or, to Juno's knowledge, threatened with regard to any Taxes or Tax Returns of Juno or of any Juno Subsidiary. There is no dispute or claim concerning any Tax liability of Juno or any Juno Subsidiary either claimed or raised by any taxing authority in writing.

    (d) Neither Juno nor any Juno Subsidiary has filed a consent pursuant to Section 341(f) of the Code (or any predecessor provision) concerning collapsible corporations, or agreed to have Section 341(f)(2) of the Code apply to any disposition of a "subsection (f) asset" (as such term is defined in Section 341(f)(4) of the Code) owned by Juno or any Juno Subsidiary.

    (e) Neither Juno nor any Juno Subsidiary has been nor will be required to include any material adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Effective Time. Neither Juno nor any Juno Subsidiary is obligated to make any payment to a person which is described in Section 162(a) which would not reasonably be expected to be deductible by reason of Section 162, or any payment that could reasonably be expected to be a non-deductible "excess parachute payment" as such term is defined in Section 280G.

    (f)  Neither Juno nor any Juno Subsidiary has filed any disclosures under Section 6662 or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return.

    (g) Juno has at no time been a "United States real property holding corporation" within the meaning of Section 897(c) of the Code.

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    (h) Neither Juno nor any Juno Subsidiary is a party to any material Tax sharing, Tax indemnity or other Tax-related agreement or arrangement with any entity not included in Juno's consolidated financial statements most recently filed by Juno with the SEC.

    (i)  None of Juno or any Juno Subsidiary has been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for Tax purposes under state, local or foreign law (other than a group the common parent of which is Juno), or has any liability for Taxes of any Person (other than Juno and Juno Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract or otherwise.

    Section 4.14  Intellectual Property.  Section 4.14 of the Juno Disclosure Letter contains a true and complete list of all of the patents, registrations and applications relating to the Intellectual Property owned or held by Juno and the Juno Subsidiaries. Except as could not, individually or in the aggregate, reasonably be expected to have a Juno Material Adverse Effect and except as set forth in the relevant subsection of Section 4.14 of the Juno Disclosure Letter:

    (a) with the exception of End-User Licenses, Juno Intellectual Property consists solely of items and rights which are, to the knowledge of Juno, (i) owned by Juno or any Juno Subsidiary, (ii) in the public domain, or (iii) rightfully used by Juno or any Juno Subsidiary and their successors pursuant to a valid License.

    (b) (i) Juno and Juno Subsidiaries have sufficient rights in Juno Intellectual Property necessary to carry out their current and currently contemplated activities, (ii) all material registered or issued Intellectual Property held by Juno and any Juno Subsidiary is unexpired and has not been abandoned and (iii) there are no royalties, fees, honoraria or other payments payable by Juno or any Juno Subsidiary to any third Person by reason of the ownership, development, use, license, sale or disposition of Juno Intellectual Property, other than salaries and sales commissions paid to employees and sales agents in the ordinary course of business;

    (c) to Juno's knowledge, (i) the reproduction, manufacturing, distribution, licensing, sublicensing, sale or any other exercise of rights in any Juno Intellectual Property, product, work, technology or process as now used or offered or proposed for use, licensing or sale by Juno or any Juno Subsidiary does not Infringe any Intellectual Property or other proprietary rights of a third Person and (ii) there is no Infringement or other unauthorized use of any of Juno Intellectual Property by any third Person;

    (d) no claim has been overtly asserted (i) challenging the validity, effectiveness or ownership by Juno or any Juno Subsidiary of any of Juno Intellectual Property, or (ii) to the effect that the use, distribution, licensing, sublicensing, sale or any other exercise of rights in any service, product, work, technology or process as now used or offered or proposed for use, licensing or sale by Juno or any Juno Subsidiary Infringes or will Infringe on any Intellectual Property or other similar proprietary rights of any third Person, and to Juno's knowledge, within the last twenty-four months, no such claim has been made or threatened in writing by any third Person (a true and complete list of all such claims are listed in Section 4.14(d) of the Juno Disclosure Letter), nor are there any valid grounds for any bona fide claim of any such kind;

    (e) to Juno's knowledge, (i) Juno and each of the Juno Subsidiaries have observed all provisions of, and performed all of their obligations under, the Licenses to which each is a party, (ii) neither Juno nor any Juno Subsidiary is in violation of any License to which Juno or any Juno Subsidiary is a party or otherwise bound, and (iii) the execution or delivery of this Agreement, or performance of Juno's obligations hereunder, will not cause the diminution, termination or forfeiture of any such License or any Juno Intellectual Property. Section 4.14(e) of the Juno Disclosure Letter sets forth a list of all material Licenses to which Juno or any of Juno Subsidiaries are a party;

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    (f)  except for any rights granted to third Persons pursuant to Licenses relating to the Software Programs, Juno or a Juno Subsidiary owns full and unencumbered right and title to all of the Software Programs (a true and complete list of all material Software Programs being contained in Section 4.14(f) of the Juno Disclosure Letter) free and clear of all Liens, adverse claims, restrictions on transfers and encumbrances;

    (g) the source code and system documentation relating to the Software Programs: (i) have at all times been maintained in reasonable confidence, (ii) have been disclosed by Juno or any Juno Subsidiary only to employees who have a reasonable "need to know" the contents thereof in connection with the performance of their duties to Juno or a Juno Subsidiary and who have executed the proprietary rights and nondisclosure agreements in connection therewith and (iii) have not been disclosed to any third Person except pursuant to a License with, or confidentiality undertaking by, such third Person;

    (h) all use of each software product, scheduled on Section 4.14(h) of the Juno Disclosure Letter, by Juno or any Juno Subsidiary has been in compliance with the respective license agreement or other right of use listed on Section 4.14(h) of the Juno Disclosure Letter. With the exception of End User Licenses, Section 4.14(h) of the Juno Disclosure Letter contains a complete list of (i) material software libraries, compilers and other third-party software used in the development of the Software Programs and (ii) material software systems and applications used by Juno or any Juno Subsidiary in the operation of its business, and (iii) Licenses for the use of all such software and, if any such software is not licensed, the basis of the use of such software by Juno or any Juno Subsidiary; and

    (i)  neither Juno, nor any Juno Subsidiary, have taken any action which could cause or have failed to take any action (other than a failure to file any registrations or applications with respect to any Juno Intellectual Property based on a reasonable decision in the ordinary course of business), the failure to take which could cause, (i) any source code, trade secret or other Juno Intellectual Property to be released from an escrow, placed in the public domain or dedicated to the public, or otherwise made available to unauthorized third Persons or (ii) cause any other material adverse effect to the protection of the Software Programs under trade secret, copyright, patent or other intellectual property laws.

    Section 4.15  Employment Matters.

    (a) Except as could not, individually or in the aggregate, reasonably be expected to have a Juno Material Adverse Effect: (i) Juno and each Juno Subsidiary are in compliance in all respects with all currently applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and are not engaged in any unfair labor practice; (ii) Juno and each Juno Subsidiary have withheld all amounts required by Law or by agreement to be withheld from the wages, salaries, and other payments to employees, and neither Juno nor any Juno Subsidiary is liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iii) neither Juno nor any Juno Subsidiary is liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). Except as could not, individually or in the aggregate, reasonably be expected to have a Juno Material Adverse Effect, there are no pending claims against Juno or any Juno Subsidiary under any workers compensation plan or policy or for long-term disability. Neither Juno nor any Juno Subsidiary is a party to any collective bargaining agreement or other labor union contract, and neither Juno nor any Juno Subsidiary knows of any activities or proceedings of any labor union in connection with an attempt to organize any such employees. To Juno's knowledge, no employees of Juno or any Juno Subsidiary are in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Juno or the Juno Subsidiary

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because of the nature of the business conducted or presently proposed to be conducted by Juno or any Juno Subsidiary or to the use of trade secrets or proprietary information of others. Except as could not, individually or in the aggregate, reasonably be expected to have a Juno Material Adverse Effect, no employee of Juno or any Juno Subsidiary has given notice to Juno or any Juno Subsidiary, and Juno is not otherwise aware, that any such employee intends to terminate his or her employment with Juno or any Juno Subsidiary.

    (b) All officers, employees and consultants of Juno and each Juno Subsidiary have signed proprietary rights and confidentiality agreements in substantially the form set forth in Section 4.15 of the Juno Disclosure Letter.

    (c) Since the enactment of the WARN Act, neither Juno nor any Juno Subsidiary has effected (i) a plant closing as defined in the WARN Act affecting any site of employment or facility or one or more operating units within any site of employment or facility of Juno or any Juno Subsidiary or (ii) a mass layoff as defined in the WARN Act affecting any site of employment or facility of Juno or any Juno Subsidiary. None of Juno nor any of the Juno Subsidiaries has been affected by any transaction or is engaged in any layoffs or employment terminations sufficient in number to trigger application of any similar state or local law. None of the employees of Juno or any Juno Subsidiary has suffered an employment loss as defined in the WARN Act during the preceding ninety-day period.

    Section 4.16  Compliance with Laws.  Except as would not, individually or in the aggregate, reasonably be expected to have a Juno Material Adverse Effect, Juno and each of the Juno Subsidiaries are in compliance with, and have not violated any applicable Law, and no notice, charge, claim, action or assertion has been received by Juno or any Juno Subsidiary or has been filed, commenced or, to the knowledge of Juno or any Juno Subsidiary, threatened against Juno or any Juno Subsidiary alleging any such violation. All licenses, permits and approvals required under such laws, rules and regulations are in full force and effect except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Juno Material Adverse Effect.

    Section 4.17  Contracts and Commitments

    (a) Neither Juno nor any Juno Subsidiary (i) has any Contracts which are material to its business, operations or prospects or which require the making of any charitable contribution or (ii) is in breach of or in default under (without regard to any requirement of notice or lapse of time) any Contract, except in the case of clause (i) or (ii) as set forth in Section 4.17(a) of the Juno Disclosure Letter or in the Juno SEC Documents or as would not, individually or in the aggregate, reasonably be expected to have a Juno Material Adverse Effect.

    (b) Except for agreements with employees conforming generally to the form set forth in Section 4.15 of the Juno Disclosure Letter (the salaries of which are set forth in the compensation schedule previously provided to NetZero), neither Juno nor any Juno Subsidiary has any outstanding contracts (other than employment contracts) with officers, employees, agents, consultants, advisors, salesmen, sales representatives, distributors or dealers that (i) require annual payments in excess of $100,000 and that are not cancelable by it on notice of sixty days or less and without liability, penalty or premium, or (ii) require the payment of any bonus or commission based on sales or earnings in amounts in excess of $100,000 per year and that are not cancelable by it on notice of sixty days or less and without liability, penalty or premium.

    (c) Neither Juno nor any Juno Subsidiary has any trust indenture, mortgage, promissory note, loan agreement or other contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction (of the type required to be capitalized in accordance with generally accepted accounting principles) in a principal amount in excess of $50,000, including guarantees of or agreements to acquire any such debt obligation of others.

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    (d) Neither Juno nor any Juno Subsidiary has any Contract limiting the freedom of United Online, NetZero or Juno, as the case may be, to engage in any line of business or to compete with any other Person.

    (e) Neither Juno nor any Juno Subsidiary has any outstanding loan in a principal amount in excess of $50,000 to any Person other than to Juno or a wholly owned Subsidiary of Juno.

    (f)  Neither Juno nor any Juno Subsidiary has any power of attorney outstanding or any material obligations or liabilities (whether absolute, accrued, contingent or otherwise), as guarantor, surety, co-signer, endorser or co-maker in respect of the obligation of any Person, association, organization or other entity (in any such case, other than Juno or any Juno Subsidiary).

    (g) Neither Juno nor any Juno Subsidiary is a party to a telecommunications Contract, a co-location Contract or a credit card processing Contract which are not cancelable by Juno on notice of sixty days or less and without liability, penalty or premium. All such Contracts, whether or not cancelable, are set forth in Section 4.17(g) of the Juno Disclosure Letter.

    Section 4.18  Customers and Suppliers.  Since the Balance Sheet Date, there has not been any material adverse change in the business relationship of Juno or any Juno Subsidiary with any supplier from whom Juno and the Juno Subsidiaries purchased more than five percent of the goods or services (on a consolidated basis) which they purchased during the period from January 1, 2001 to May 1, 2001.

    Section 4.19  Information Supplied.  None of the information supplied or to be supplied by Juno specifically for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to Juno's stockholders or at the time of the Juno Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus and the Registration Statement will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Juno with respect to statements made or incorporated by reference therein based on information supplied by NetZero or its Subsidiaries specifically for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus.

    Section 4.20  Opinion of Financial Advisor.  Juno has received the opinion of the Juno Financial Advisor, dated the date of this Agreement, to the effect that, as of such date, the Juno Exchange Ratio is fair to the holders of shares of Juno Common Stock from a financial point of view.

    Section 4.21  Absence of Questionable Payments.  Neither Juno nor any Juno Subsidiary nor any director, officer, agent, employee or other Person acting on behalf of Juno or any Juno Subsidiary, has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act. Neither Juno nor any Juno Subsidiary nor, to Juno's knowledge, any current director, officer, agent, employee or other Person acting on behalf of Juno or any Juno Subsidiary, has accepted or received any unlawful contributions, payments, gifts or expenditures. Juno and each Juno Subsidiary is in compliance with the provisions of Section 13(b) of the Exchange Act.

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    Section 4.22  Insider Interests.  Except as set forth in the Juno SEC Documents, no officer or director of Juno or any Juno Subsidiary has any material interest in any property, real or personal, tangible or intangible, including Intellectual Property used in or pertaining to the business of Juno or any Juno Subsidiary.

    Section 4.23  Brokers or Finders.  Neither Juno nor any of its Subsidiaries or their respective Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any brokers' or finder's fee or any other commission or similar fee in connection with any of the Transactions, except the Juno Financial Advisor. True and correct copies of all agreements between Juno and the Juno Financial Advisor including any fee arrangements are included in Section 4.23 of the Juno Disclosure Letter.

    Section 4.24  FTC Consent Agreement.  None of the current practices of either Juno or any of its Subsidiaries are in breach of or are in default in any material respect, nor is there any known basis for any valid claim of a material breach or default, under the FTC Consent Agreement as if such agreement were in effect as of the date of this Agreement.

    Section 4.25  Form Agreement.  No rights have been provided to D.E. Shaw Group under the Form Agreement that are material to the Juno business or that would materially and adversely impact the Juno business.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF NETZERO

    Except as set forth in the NetZero Disclosure Letter, NetZero represents and warrants to NetZero that all of the statements contained in this Article 5 are true and correct. Each exception set forth in the NetZero Disclosure Letter and each other response to this Agreement set forth in the NetZero Disclosure Letter is identified by reference to, or has been grouped under a heading referring to, a specific individual section of this Agreement and relates only to such section, except to the extent that one portion of the NetZero Disclosure Letter specifically refers to another portion thereof, identifying such other portion by specific cross reference.

    Section 5.1  Organization.  Each of NetZero, United Online, Juno Merger Sub and NetZero Merger Sub is (a) a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, (b) has all requisite corporate power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets except where the failure to have such power and authority could not reasonably be expected to have, individually or in the aggregate, a NetZero Material Adverse Effect; and (c) is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction in which such qualification is required, except for such failures to be so qualified or licensed and in good standing as could not, individually or in the aggregate, reasonably be expected to have a NetZero Material Adverse Effect. NetZero has made available to Juno complete and correct copies of the certificate of its incorporation and bylaws, each as presently in effect. Each of United Online, Juno Merger Sub and NetZero Merger Sub has conducted no business and has no operations other than in connection with this Agreement and the Transactions.

    Section 5.2  Subsidiaries and Affiliates.  Section 5.2 of the NetZero Disclosure Letter sets forth the name, jurisdiction of incorporation and authorized and outstanding capital of each NetZero Subsidiary and the jurisdictions in which each NetZero Subsidiary is qualified to do business. NetZero does not own, directly or indirectly, any capital stock or other equity securities of any corporation or have any direct or indirect equity or ownership interest in any business or other Person, other than publicly traded securities constituting less than five percent of the outstanding equity of the issuing entity. All the outstanding capital stock of each NetZero Subsidiary is, directly or indirectly, owned (of record and beneficially) by NetZero free and clear of any Liens, options or encumbrances of any kind,

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restrictions on transfers (other than restrictions on transfer arising under applicable securities laws), claims or charges of any kind, and is validly issued, fully paid and nonassessable. There are no outstanding options, rights or agreements of any kind relating to the issuance, sale or transfer of any capital stock or other equity securities of any such NetZero Subsidiary to any Person except NetZero. Each NetZero Subsidiary (a) is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation; (b) has full corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns except where the failure to be so organized, existing or in good standing or to have such power and authority could not reasonably be expected to have, individually or in the aggregate, a NetZero Material Adverse Effect; and (c) is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction in which such qualification is required, except for such failures to be so qualified or licensed and in good standing as could not, individually or in the aggregate, reasonably be expected to have a NetZero Material Adverse Effect. NetZero has made available to Juno complete and correct copies of the certificate of incorporation, bylaws or similar organizational documents of each NetZero Subsidiary, as presently in effect. With respect to any exception to ownership set forth in Section 5.2 of the NetZero Disclosure Letter, the schedule completely and correctly identifies the record and the beneficial owner of any such shares, whether such record or beneficial owner is an employee, agent or Affiliate of NetZero, and any agreement, arrangement or understanding, whether written or oral, with respect to such ownership.

    Section 5.3  Capitalization.

    (a) The authorized capital stock of NetZero consists of 500,000,000 shares of NetZero Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share. As of the date of this Agreement, (i) 125,713,672 shares of NetZero Common Stock were issued and outstanding, (ii) no shares of NetZero Common Stock were issued and held in the treasury of NetZero, (iii) no shares of preferred stock were issued and outstanding, (iv) 13,703,390 shares of NetZero Common Stock were reserved for issuance upon exercise of outstanding NetZero Options granted under NetZero's 1999 Stock Incentive Plan, (v) 32,484 shares of NetZero Common Stock were reserved for issuance upon exercise of outstanding NetZero Options granted under the AimTV, Inc. 1999 Employee Stock Option Plan, (vi) 91,516 shares of NetZero Common Stock were reserved for issuance upon exercise of outstanding NetZero Options granted under the 1999 RocketCash Corporation Stock Option Plan, (vii) 3,411,374 shares were reserved for issuance under the NetZero ESPP and (viii) 2,231,000 shares were reserved for issuance upon exercise of NetZero Options granted under the NetZero's 2001 Non-Executive Stock Option Plan. Section 5.3(a) of the NetZero Disclosure Letter lists the holder of each outstanding NetZero Option, the number of shares of NetZero Common Stock for which such NetZero Option is exercisable, the exercise price of such NetZero Option, the extent to which such NetZero Option will vest upon consummation of any of the Transactions and the vesting schedule of such NetZero Option. All the outstanding shares of NetZero's capital stock are, and all shares of NetZero Common Stock which may be issued pursuant to the exercise of outstanding NetZero Options will be, when issued in accordance with the respective terms of such NetZero Option, duly authorized, validly issued, fully paid and nonassessable. There is no Voting Debt of NetZero or any NetZero Subsidiary issued and outstanding. Except as set forth above and in Section 5.3(a) of the NetZero Disclosure Letter and except for the Transactions, as of the date hereof, (x) there are no shares of capital stock of NetZero authorized, issued or outstanding; (y) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements, understandings or commitments of any character, relating to the issued or unissued capital stock of NetZero or any NetZero Subsidiary, obligating NetZero or any NetZero Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, NetZero or any NetZero Subsidiary or securities convertible into or exchangeable for such shares, equity interests or Voting Debt, or obligating NetZero or any NetZero Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or

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commitment; and (z) there are no outstanding contractual obligations of NetZero or any NetZero Subsidiary to repurchase, redeem or otherwise acquire any shares of NetZero Common Stock, or the capital stock of NetZero, or any NetZero Subsidiary or Affiliate of NetZero or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any NetZero Subsidiary or any other entity or Person.

    (b) There are no voting trusts or other agreements or understandings to which NetZero or any NetZero Subsidiary is a party with respect to the voting of the capital stock of NetZero or any NetZero Subsidiary.

    Section 5.4  Authorization, Validity of Agreement, Necessary Action.  Each of NetZero, United Online, Juno Merger Sub and NetZero Merger Sub has full corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Transactions. The execution and delivery of, and performance by each of NetZero, United Online, Juno Merger Sub and NetZero Merger Sub of its obligations under, this Agreement and the consummation by each of them of the Transactions have been duly authorized by the respective boards of directors of NetZero, United Online, Juno Merger Sub and NetZero Merger Sub. United Online has adopted this Agreement as the sole stockholder of each of NetZero Merger Sub and Juno Merger Sub. Except for the Required NetZero Vote, no other corporate action on the part of NetZero, United Online, Juno Merger Sub or NetZero Merger Sub is necessary to authorize the execution and delivery by NetZero, United Online, Juno Merger Sub and NetZero Merger Sub of this Agreement or the consummation by them of the Transactions. This Agreement has been duly executed and delivered by NetZero, United Online, Juno Merger Sub and NetZero Merger Sub, and, assuming due and valid authorization, execution and delivery by Juno, this Agreement is a valid and binding obligation of each of NetZero, United Online, Juno Merger Sub and NetZero Merger Sub, enforceable against each of them in accordance with its terms.

    Section 5.5  Board Approvals Regarding Transactions.  NetZero's board of directors, at a meeting duly called and held, has unanimously (a) determined that each of this Agreement and the NetZero Merger is advisable for, fair to and in the best interests of NetZero and the stockholders of NetZero, (b) approved this Agreement, the NetZero Voting Agreements and the Transactions and (c) resolved to recommend that the stockholders of NetZero adopt this Agreement, and none of the aforesaid actions by NetZero's board of directors has been amended, rescinded or modified. The action taken by NetZero's board of directors constitutes approval of this Agreement, the NetZero Voting Agreements, the NetZero Merger and the other Transactions by NetZero's board of directors under the provisions of Section 203 of the DGCL such that Section 203 of the DGCL does not apply to this Agreement or the other Transactions. No other state takeover, antitakeover, moratorium, fair price, interested stockholder, business combination or similar statute or rule is applicable to the NetZero Merger or the other Transactions.

    Section 5.6  Consents and Approvals, No Violations.  Except for the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, the HSR Act, state securities or blue sky laws, the NNM and the filing of the NetZero Certificate of Merger, none of the execution or delivery by NetZero, United Online, Juno Merger Sub or NetZero Merger Sub of, or performance by NetZero, United Online, Juno Merger Sub or NetZero Merger Sub of its obligations under, this Agreement, the consummation by NetZero, United Online, Juno Merger Sub or NetZero Merger Sub of the Transactions or compliance by NetZero, United Online, Juno Merger Sub or NetZero Merger Sub with any of the provisions hereof will (a) conflict with or result in any breach of any provision of the respective certificate of incorporation or bylaws of NetZero, United Online, Juno Merger Sub or NetZero Merger Sub; (b) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity; (c) result in a violation or breach of, or constitute (with or without due notice or passage of time or both) a default (or give rise to any right of termination, cancellation or acceleration or loss of any

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rights) under, any of the terms, conditions or provisions of any Contract to which NetZero is a party; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to NetZero, any of its Subsidiaries or any of their properties or assets, excluding from the foregoing clauses (b), (c) and (d) such violations, breaches or defaults, and such rights of termination, amendment, cancellation or acceleration or loss of any rights, which could not, individually or in the aggregate, reasonably be expected to have a NetZero Material Adverse Effect. Except as set forth in Section 5.6 of the NetZero Disclosure Letter, there are no third party non-governmental consents, notices or approvals related to NetZero, any NetZero Subsidiary or any of their respective assets or properties required to be obtained prior to the consummation of any of the Transactions, except where failure to obtain such consents, notices or approvals could not, individually or in the aggregate, reasonably be expected to have a NetZero Material Adverse Effect.

    Section 5.7  Share Ownership.  None of NetZero, NetZero Merger Sub, United Online or Juno Merger Sub beneficially owns any shares of Juno Common Stock. NetZero owns 100 shares of United Online Common Stock and those shares are the only outstanding security issued by United Online.

    Section 5.8  Vote Required.  The affirmative vote of the holders of a majority of the outstanding shares of NetZero Common Stock is the only vote of the holders of any class or series of NetZero's capital stock necessary to approve the NetZero Merger or adopt this Agreement and no other vote of any class or series of NetZero's capital stock is necessary to approve any of the Transactions.

    Section 5.9  Reports and Financial Statements.

    (a) NetZero has filed the NetZero SEC Documents with the SEC. As of their respective dates or, if amended, as of the date of the last such amendment filed prior to the date of this Agreement, NetZero SEC Documents, including any financial statements or schedules included therein (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. None of NetZero's Subsidiaries is required to file any forms, reports or other documents with the SEC.

    (b) Each of the NetZero Financial Statements have been prepared from, and are in accordance with, the books and records of NetZero and the NetZero Subsidiaries. The NetZero Financial Statements complied, as of their respective dates, with applicable accounting requirements and rules and regulations of the SEC. The NetZero Financial Statements have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto and subject, in the case of interim condensed consolidated financial statements, to normal, recurring and immaterial year-end adjustments and the absence of certain notes) and in all material respects fairly present (i) the consolidated financial position of NetZero and the NetZero Subsidiaries as of the dates thereof and (ii) the consolidated results of operations, changes in stockholders' equity and cash flows of NetZero and the NetZero Subsidiaries for the periods presented therein.

    Section 5.10  No Undisclosed Liabilities.  Except (a) as disclosed in the NetZero Financial Statements and (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since the Balance Sheet Date, neither NetZero nor any NetZero Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that, individually or in the aggregate, have, or could reasonably be expected to have, a NetZero Material Adverse Effect.

    Section 5.11  Absence of Certain Changes.  Since the Balance Sheet Date, except as set forth in Section 5.11 of the NetZero Disclosure Letter or as disclosed in the NetZero SEC Documents filed prior to the date hereof, (i) NetZero and each NetZero Subsidiary has conducted its respective business only in the ordinary and usual course consistent with past practice and (ii) there have not

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occurred any events or changes in or developments with respect to the business, condition (financial or otherwise), assets or results of operations of NetZero and its Subsidiaries (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) taken as a whole, having or which could reasonably expected to have, individually or in the aggregate, a NetZero Material Adverse Effect.

    Section 5.12  Litigation.  There is no action, suit, inquiry, proceeding or investigation by or before any Governmental Entity pending or, to the best knowledge of NetZero, threatened, against or involving NetZero or any NetZero Subsidiary which, individually or in the aggregate, could reasonably be expected to have a NetZero Material Adverse Effect. NetZero does not know of any valid basis for any such action, proceeding or investigation. Neither NetZero nor any NetZero Subsidiary is in default under or in violation of, nor to NetZero's knowledge is there any valid basis for any claim of default under or violation of, any Contract to which NetZero or any NetZero Subsidiary is a party or by which any of them or any of their assets is bound, except where such claim of default or violation could not reasonably be expected to have, individually or in the aggregate, a NetZero Material Adverse Effect. Neither NetZero nor any NetZero Subsidiary is subject to any judgment, order or decree which may have an adverse effect on its or the NetZero Surviving Corporation's business practices or on its or the NetZero Surviving Corporation's ability to acquire any property or conduct its business in any area. Except as set forth in the NetZero SEC Documents, there are no controversies pending or, to the knowledge of NetZero, threatened, which controversies have resulted, or could reasonably be expected to result, in an action, suit, proceeding, claim, arbitration or investigation before any agency, court or tribunal, foreign or domestic which if determined adversely to NetZero or any NetZero Subsidiary could, individually or in the aggregate, reasonably be expected to have a NetZero Material Adverse Effect. Section 5.12 of the NetZero Disclosure Letter sets forth all pending and threatened actions, suits, proceedings and arbitration involving NetZero or any NetZero Subsidiary as of the date of this Agreement.

    Section 5.13  Employee Benefit Plans.

    (a) Section 5.13 of the NetZero Disclosure Letter lists each NetZero Benefit Plan.

    (b) With respect to each NetZero Benefit Plan, NetZero has made available to Juno a true, complete and correct copy of (i) such NetZero Benefit Plan (or, if not written, a written summary of its material terms) and the most recent summary plan description and all summaries of material modifications issued since the date of the most recent summary plan description, if any, related to such NetZero Benefit Plan, (ii) each trust agreement or other funding arrangement, (iii) the most recent annual report ((Form 5500) filed with the IRS (and, if the most recent annual report is a Form 5500R, the most recent Form 5500C filed with respect to such Juno Benefit Plan), (iv) the most recent actuarial report or financial statement, (v) the most recent determination or similar letter, if any, issued by the IRS and any pending request for a determination or similar letter and (vi) each registration statement, permit application and prospectus. Neither NetZero nor any NetZero Subsidiary has any express commitment to continue (for any period), modify, change or terminate any NetZero Benefit Plan, other than (1) as provided under the terms of the applicable NetZero Benefit Plan, or (2) with respect to a modification, change or termination (A) required by ERISA or the Code or (B) in the ordinary course of business consistent with past practice.

    (c) Except as could not, individually or in the aggregate, reasonably be expected to have a NetZero Material Adverse Effect: (i) each NetZero Benefit Plan has been administered in accordance with its terms and all applicable Laws, including ERISA and the Code (including the prohibited transaction rules thereunder); (ii) all contributions required to be made under the terms of any of NetZero Benefit Plans have, as of the date of this Agreement, been timely made or, if not yet due, have been properly reflected in NetZero's and its Subsidiaries' financial accounting records prior to the date of this Agreement; (iii) no suit, administrative proceeding, action or other adverse proceeding or

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claim has been brought against or with respect to any such NetZero Benefit Plan (other than routine benefits claims) and there is no pending audit or inquiry by the IRS or United States Department of Labor with respect to any NetZero Benefit Plan; and (iv) no event has occurred and, to the knowledge of NetZero or any NetZero Subsidiary, there exists no condition or set of circumstances that could subject NetZero or any NetZero Subsidiary to any liability (other than for routine benefit liabilities) relating in any way to any NetZero Benefit Plan.

    (d) Each NetZero Benefit Plan and its related trust that is intended to qualify under Section 401(a) or 4975(e)(7) and Section 501(a), respectively, of the Code has received a favorable determination letter from the IRS as to such qualified status or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer and nothing has occurred that could reasonably be expected to cause the loss of such qualified status.

    (e) No NetZero Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) or other pension plan subject to Title IV of ERISA or the minimum funding rules of ERISA or the Code and no NetZero ERISA Affiliate has sponsored or contributed to or been required to contribute to any such pension plan.

    (f)  With respect to each NetZero Benefit Plan required to be set forth in the NetZero Disclosure Letter that is subject to Title IV of ERISA or the minimum funding rules of ERISA or the Code, except as could not, individually or in the aggregate reasonably be expected to have a NetZero Material Adverse Effect: (i) no reportable event (within the meaning of Section 4043 of ERISA, other than an event that is not required to be reported before or within thirty days of such event) has occurred or is expected to occur, (ii) there was not an accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived, as of the most recently ended plan year of such NetZero Benefit Plan; (iii) there is no "unfunded benefit liability" (within the meaning of Section 4001(a)(18) of ERISA); and (iv) none of the assets of NetZero or any NetZero Subsidiary is, or may reasonably be expected to become, the subject of any Lien arising under ERISA or Section 412(n) of the Code.

    (g) Except as required by applicable Law, no NetZero Benefit Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance benefits. To NetZero's knowledge, NetZero and each of its Subsidiaries are in compliance in all material respects with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended.

    (h) NetZero has made available to Juno true, complete and correct copies of (i) all employment agreements with officers of NetZero or any NetZero Subsidiary providing for annual compensation in excess of $100,000, (ii) all severance plans, agreements, programs and policies of NetZero or any NetZero Subsidiary with or relating to their respective officers or directors, and (iii) all plans, programs, agreements and other arrangements of NetZero or any NetZero Subsidiary with or relating to their respective officers or directors which contain "change of control" or similar provisions. Except as set forth in Section 5.13(h) of the NetZero Disclosure Letter, the consummation of the Transactions will not, alone or in conjunction with any other possible event (including termination of employment), (i) entitle any current or former officer, director or employee of NetZero or any NetZero Subsidiary to severance benefits or any other compensation or benefit (including forgiveness of indebtedness), except as expressly provided by this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefit due any such officer, or director or employee alone or in conjunction with any other possible event (including termination of employment).

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    Section 5.14  Tax Matters.

    (a) Except as could not, individually or in the aggregate, reasonably be expected to have a NetZero Material Adverse Effect, NetZero and each NetZero Subsidiary have duly filed all Tax Returns that are required to be filed and have duly paid or caused to be duly paid in full all Taxes reflected on such Tax Returns. All such Tax Returns are correct and complete in all material respects and accurately reflect all liability for Taxes for the periods covered thereby. All material unpaid Taxes owed by NetZero and all NetZero Subsidiaries relating to periods or portions of periods through the Balance Sheet Date (whether or not shown on any Tax Return) are reflected on the NetZero Financial Statements. Since the Balance Sheet Date, NetZero and NetZero Subsidiaries have not incurred any liability for any Taxes other than in the ordinary course of business. Neither NetZero nor any NetZero Subsidiary has received written notice of any claim made by an authority in a jurisdiction where NetZero or the NetZero Subsidiary, as the case may be, does not file Tax Returns, that NetZero or the NetZero Subsidiary is or may be subject to taxation by that jurisdiction.

    (b) Except as set forth in Section 5.14 of the NetZero Disclosure Letter, none of the federal income Tax Returns of NetZero and each of the NetZero Subsidiaries have been examined by the IRS (or the applicable statutes of limitation for the assessment of federal income Taxes for such periods have expired), and no material deficiencies were asserted as a result of such examinations that have not been resolved or fully paid. Neither NetZero nor any NetZero Subsidiary has waived any statute of limitations in any jurisdiction in respect of Taxes or Tax Returns or agreed to any extension of time with respect to a Tax assessment or deficiency.

    (c) No federal, state, local or foreign audits, examinations or other administrative proceedings are pending or, to NetZero's knowledge, threatened with regard to any Taxes or Tax Returns of NetZero or of any NetZero Subsidiary. There is no dispute or claim concerning any Tax liability of NetZero or any NetZero Subsidiary either claimed or raised by any taxing authority in writing.

    (d) Neither NetZero nor any NetZero Subsidiary has filed a consent pursuant to Section 341(f) of the Code (or any predecessor provision) concerning collapsible corporations, or agreed to have Section 341(f)(2) of the Code apply to any disposition of a "subsection (f) asset" (as such term is defined in Section 341(f)(4) of the Code) owned by NetZero or any NetZero Subsidiary.

    (e) Neither NetZero nor any NetZero Subsidiary has been nor will be required to include any material adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Effective Time. Neither NetZero nor any NetZero Subsidiary is obligated to make any payment to a person which is described in Section 162(a) which would not reasonably be expected to be deductible by reason of Section 162, or any payment that could reasonably be expected to be a non-deductible "excess parachute payment" as such term is defined in Section 280G.

    (f)  Neither NetZero nor any NetZero Subsidiary has filed any disclosures under Section 6662 or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return.

    (g) NetZero has at no time been a "United States real property holding corporation" within the meaning of Section 897(c) of the Code.

    (h) Neither NetZero nor any NetZero Subsidiary is a party to any material Tax sharing, Tax indemnity or other Tax-related agreement or arrangement with any entity not included in NetZero's consolidated financial statements most recently filed by NetZero with the SEC.

    (i)  None of NetZero or any NetZero Subsidiary has been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for

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Tax purposes under state, local or foreign law (other than a group the common parent of which is NetZero), or has any liability for Taxes of any Person (other than NetZero and NetZero Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract or otherwise.

    Section 5.15  Intellectual Property.

    Section 5.15 of the NetZero Disclosure Letter contains a true and complete list of all of the patents, registrations and applications relating to the Intellectual Property owned or held by NetZero and the NetZero Subsidiaries. Except as could not, individually or in the aggregate, reasonably be expected to have a NetZero Material Adverse Effect and except as set forth in the relevant subsection of Section 5.15 of the NetZero Disclosure Letter:

    (a) with the exception of End-User Licenses, NetZero Intellectual Property consists solely of items and rights which are, to the knowledge of NetZero, (i) owned by NetZero or any NetZero Subsidiary, (ii) in the public domain, or (iii) rightfully used by NetZero or any NetZero Subsidiary and their successors pursuant to a valid License;

    (b) (i) NetZero and NetZero Subsidiaries have sufficient rights in NetZero Intellectual Property necessary to carry out their current activities, (ii) all material registered or issued Intellectual Property held by NetZero and any NetZero Subsidiary is unexpired and has not been abandoned and (iii) there are no royalties, fees, honoraria or other payments payable by NetZero or any NetZero Subsidiary to any third Person by reason of the ownership, development, use, license, sale or disposition of NetZero Intellectual Property, other than salaries and sales commissions paid to employees and sales agents in the ordinary course of business;

    (c) except as set forth in Section 5.15(c) of the NetZero Disclosure Letter, to NetZero's knowledge, (i) the reproduction, manufacturing, distribution, licensing, sublicensing, sale or any other exercise of rights in any NetZero Intellectual Property, product, work, technology or process as now used or offered by NetZero or any NetZero Subsidiary does not Infringe any Intellectual Property or other proprietary rights of a third Person and (ii) there is no Infringement or other unauthorized use of any of NetZero Intellectual Property by any third Person;

    (d) no claim has been overtly asserted (i) challenging the validity, effectiveness or ownership by NetZero or any NetZero Subsidiary of any of NetZero Intellectual Property, or (ii) except as set forth in Section 5.15(d)(ii) of the NetZero Disclosure Letter, to the effect that the use, distribution, licensing, sublicensing, sale or any other exercise of rights in any product, work, technology or process as now used or offered by NetZero or any NetZero Subsidiary Infringes any Intellectual Property or other similar proprietary rights of any third Person, and to NetZero's knowledge, within the last twelve months, no such claim has been threatened in writing by any third Person, nor, are there any valid grounds for any bona fide claim of any such kind;

    (e) to NetZero's knowledge, (i) NetZero and each of the NetZero Subsidiaries have observed all provisions of, and performed all of their obligations under, the Licenses to which each is a party, (ii) neither NetZero nor any NetZero Subsidiary is in violation of any License to which NetZero or any NetZero Subsidiary is a party or otherwise bound, and (iii) the execution or delivery of this Agreement, or performance of NetZero's obligations hereunder, will not cause the diminution, termination or forfeiture of any such License or any NetZero Intellectual Property. Section 5.15(e) of the NetZero Disclosure Letter sets forth a list of all material Licenses to which NetZero or any of NetZero Subsidiaries are a party;

    (f)  except for any rights granted to third Persons pursuant to Licenses relating to the Software Programs, NetZero or a NetZero Subsidiary owns full and unencumbered right and title to all of the Software Programs (a true and complete list of all Software Programs being contained in

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Section 5.15(f) of the NetZero Disclosure Letter) free and clear of all Liens, adverse claims and encumbrances;

    (g) the source code and system documentation relating to the Software Programs (i) have at all times been maintained in reasonable confidence, (ii) have been disclosed by NetZero or any NetZero Subsidiary only to employees who have a reasonable "need to know" the contents thereof in connection with the performance of their duties to NetZero or a NetZero Subsidiary and who have executed proprietary rights and nondisclosure agreements in connection therewith and (iii) have not been disclosed to any third Person except pursuant to a License with, or confidentiality undertaking by, such third Person;

    (h) all use of each software product, scheduled on Section 5.15(h) of the NetZero Disclosure Letter, by NetZero or any NetZero Subsidiary has been in compliance with the respective license agreement or other right of use listed on Section 5.15(h) of the NetZero Disclosure Letter. With the exception of End User Licenses, Section 5.15(h) of the NetZero Disclosure Letter contains a complete list of (i) material software libraries, compilers and other third-party software used in the development of the Software Programs, (ii) material software systems and applications used by NetZero or any NetZero Subsidiary in the operation of its business, and (iii) Licenses for the use of all such software and, if any such software is not licensed, the basis of the use of such software by NetZero or any NetZero Subsidiary; and

    (i)  neither NetZero, nor any NetZero Subsidiary, have taken any action which could cause, or have failed to take any action (other than a failure to file any registrations or applications with respect to any NetZero Intellectual Property based on a reasonable decision in the ordinary course of business), the failure of which could cause, (i) any source code, trade secret or other NetZero Intellectual Property to be released from an escrow, placed in the public domain or dedicated to the public, or otherwise made available to unauthorized third Persons or (ii) cause any other material adverse effect to the protection of the Software Programs under trade secret, copyright, patent or other intellectual property laws.

    Section 5.16  Employment Matters.

    (a) Except as could not, individually or in the aggregate, reasonably be expected to have a NetZero Material Adverse Effect: (i) NetZero and each NetZero Subsidiary are in compliance in all respects with all currently applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and are not engaged in any unfair labor practice; (ii) NetZero and each NetZero Subsidiary have withheld all amounts required by Law or by agreement to be withheld from the wages, salaries, and other payments to employees, and neither NetZero nor any NetZero Subsidiary is liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iii) neither NetZero nor any NetZero Subsidiary is liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). Except as could not, individually or in the aggregate, reasonably be expected to have a NetZero Material Adverse Effect, there are no pending claims against NetZero or any NetZero Subsidiary under any workers compensation plan or policy or for long-term disability. Neither NetZero nor any NetZero Subsidiary is a party to any collective bargaining agreement or other labor union contract, and neither NetZero nor any NetZero Subsidiary knows of any activities or proceedings of any labor union in connection with an attempt to organize any such employees. To NetZero's knowledge, no employees of NetZero or any NetZero Subsidiary are in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by NetZero or the NetZero Subsidiary because of the

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nature of the business conducted or presently proposed to be conducted by NetZero or any NetZero Subsidiary or to the use of trade secrets or proprietary information of others. Except as could not, individually or in the aggregate, reasonably be expected to have a NetZero Material Adverse Effect, no employee of NetZero or any NetZero Subsidiary has given notice to NetZero or any NetZero Subsidiary, and NetZero is not otherwise aware, that any such employee intends to terminate his or her employment with NetZero or any NetZero Subsidiary.

    (b) All officers, employees and consultants of NetZero and each NetZero Subsidiary have signed proprietary rights and confidentiality agreements in substantially the form set forth in Section 5.16 of the NetZero Disclosure Letter.

    (c) Except as set forth in Section 5.16(c) of the NetZero Disclosure Letter, since the enactment of the WARN Act, neither NetZero nor any NetZero Subsidiary has effected (i) a plant closing as defined in the WARN Act affecting any site of employment or facility or one or more operating units within any site of employment or facility of NetZero or any NetZero Subsidiary or (ii) a mass layoff as defined in the WARN Act affecting any site of employment or facility of NetZero or any NetZero Subsidiary. None of NetZero nor any of the NetZero Subsidiaries has been affected by any transaction or is engaged in any layoffs or employment terminations sufficient in number to trigger application of any similar state or local law. None of the employees of NetZero or any NetZero Subsidiary has suffered an employment loss as defined in the WARN Act during the preceding ninety-day period.

    Section 5.17  Compliance with Laws.  Except as would not, individually or in the aggregate, reasonably be expected to have a NetZero Material Adverse Effect, NetZero and each of the NetZero Subsidiaries are in compliance with, and have not violated any applicable Law, and no notice, charge, claim, action or assertion has been received by NetZero or any NetZero Subsidiary or has been filed, commenced or, to the knowledge of NetZero, threatened against NetZero or any NetZero Subsidiary alleging any such violation. All licenses, permits and approvals required under such laws, rules and regulations are in full force and effect except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a NetZero Material Adverse Effect.

    Section 5.18  Contracts and Commitments.  Neither NetZero nor any NetZero Subsidiary (i) has any Contracts which are material to its business, operations or prospects or which require the making of any charitable contribution or (ii) is in breach of or in default under (without regard to any requirement of notice or lapse of time) any Contract, except as set forth in Section 5.18 of the NetZero Disclosure Letter or in the NetZero SEC Documents or as would not, individually or in the aggregate, reasonably be expected to have a NetZero Material Adverse Effect.

    Section 5.19  Information Supplied.  None of the information supplied or to be supplied by NetZero specifically for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to NetZero's stockholders or at the time of the NetZero Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus and the Registration Statement will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by NetZero with respect to statements made or incorporated by reference therein based on information supplied by Juno or its Subsidiaries specifically for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus.

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    Section 5.20  Opinion of Financial Advisor.  NetZero has received the opinion of the NetZero Financial Advisor dated the date of this Agreement, to the effect that, as of such date, the ratio of the Juno Exchange Ratio to the NetZero Exchange Ratio is fair to the holders of shares of NetZero Common Stock from a financial point of view.

    Section 5.21  Absence of Questionable Payments.  Neither NetZero nor any NetZero Subsidiary nor any director, officer, agent, employee or other Person acting on behalf of NetZero or any NetZero Subsidiary, has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act. Neither NetZero nor any NetZero Subsidiary nor, to NetZero's knowledge, any current director, officer, agent, employee or other Person acting on behalf of NetZero or any NetZero Subsidiary, has accepted or received any unlawful contributions, payments, gifts or expenditures. NetZero and each NetZero Subsidiary is in compliance with the provisions of Section 13(b) of the Exchange Act.

    Section 5.22  Insider Interests.  Except as set forth in the NetZero SEC Documents, no officer or director of NetZero or any NetZero Subsidiary has any material interest in any property, real or personal, tangible or intangible, including Intellectual Property used in or pertaining to the business of NetZero or any NetZero Subsidiary.

    Section 5.23  Brokers or Finders.  Neither NetZero nor any of its Subsidiaries or their respective Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any brokers' or finders' fee or any other commission or similar fee in connection with any of the Transactions, except the NetZero Financial Advisor, whose fees and expenses will be paid by NetZero in accordance with NetZero's agreement with such firm. True and correct copies of all agreements between NetZero and the NetZero Financial Advisor including any fee arrangements are included in Section 5.23 of the NetZero Disclosure Letter.

ARTICLE 6

COVENANTS

    Section 6.1  Interim Operations of Juno.  Juno covenants and agrees that prior to the Effective Time, except (i) as expressly contemplated by this Agreement, (ii) as set forth in Section 6.1 of the Juno Disclosure Letter, (iii) pursuant to Contracts to which Juno is a party prior to the date hereof and which are set forth or referenced in Section 4.17 of the Juno Disclosure Schedule or (iv) as agreed in writing by NetZero (which agreement shall not be unreasonably conditioned, delayed or withheld), after the date hereof:

    (a) the business of Juno and each Juno Subsidiary shall be conducted only in the usual, regular and ordinary course and substantially in the same manner as heretofore conducted, and Juno and each Juno Subsidiary shall use its reasonable commercial efforts to preserve its business organization substantially intact, keep available the services of its current officers and employees and maintain its existing relations with customers, suppliers, creditors, business partners and others having business dealings with it;

    (b) neither Juno nor any Juno Subsidiary shall: (i) amend its certificate of incorporation or bylaws or similar organizational documents, (ii) issue, sell, transfer, pledge, dispose of or encumber any shares of any class or series of its capital stock or Voting Debt, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock or any Voting Debt, other than grants of Juno Options in the ordinary course of business consistent with past practices to new employees hired in compliance with the terms of this Agreement or shares of Juno Common Stock reserved for issuance on the date of this Agreement

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pursuant to the exercise of Juno Options and purchase rights under the Juno ESPP outstanding on the date of this Agreement, and shares of Juno Common Stock payable under existing agreements with Babbage's, Freewwweb and Time Warner Cable, (iii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to any shares of any class or series of its capital stock, (iv) split, combine or reclassify any shares of any class or series of its stock or (v) redeem, purchase or otherwise acquire directly or indirectly any shares of any class or series of its capital stock, or any instrument or security which consists of or includes a right to acquire such shares, other than shares purchased from employees or consultants at their cost and at less than the then current fair market value in connection with the termination of their services with Juno;

    (c) except as set forth or referenced in Section 6.1(c) of the Juno Disclosure Letter, neither Juno nor any Juno Subsidiary shall modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business consistent with past practice;

    (d) neither Juno nor any Juno Subsidiary shall (i) incur or assume any long-term debt, or except in the ordinary course of business, incur or assume any short-term indebtedness; (ii) modify the terms of any indebtedness, other than modifications of short term debt in the ordinary course of business consistent with past practice; (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than Juno or any Juno Subsidiary), except as described in Section 6.1(d) of the Juno Disclosure Letter as being in the ordinary course of business consistent with past practice; (iv) make any loans, advances or capital contributions to, or investments in, any other Person (other than to or in wholly owned Juno Subsidiaries); or (v) except in the ordinary course of business consistent with past practice, enter into any material commitment or transaction (including any capital expenditure or purchase, sale or lease of assets or real estate);

    (e) neither Juno nor any Juno Subsidiary shall transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets with a fair market value in excess of $25,000 on an individual basis or $250,000 in the aggregate, other than in the ordinary course of business consistent with past practice; or

    (f)  except as otherwise specifically provided in this Agreement, neither Juno nor any Juno Subsidiary shall make or offer to make any change in the compensation payable or to become payable to any of its officers, directors, employees, agents or consultants or to Persons providing management services, or enter into or amend any employment, severance, consulting, termination or other agreement or employee benefit plan or make any loans to any of its officers, directors, employees, Affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to a Juno Benefit Plan or otherwise;

    (g) except as otherwise specifically contemplated by this Agreement or as set forth in Section 6.1(g) of the Juno Disclosure Letter, neither Juno nor any Juno Subsidiary shall (i) pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or Affiliate except with respect to rights under the Benefit Plans listed in the Juno Disclosure Letter on the terms in effect as of the date of this Agreement, (ii) pay, offer to pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or Affiliates of Juno or any Juno Subsidiary of any amount relating to unused vacation days (except payments and accruals made with respect to Benefit Plans and policies in effect as of the date of this Agreement), (iii) adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any

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director, officer, employee, agent or consultant, whether past or present except with respect to rights under the Benefit Plans listed in the Juno Disclosure Letter on the terms in effect as of the date of this Agreement, or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing;

    (h) neither Juno nor any Juno Subsidiary shall permit any insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to and the prior consent of NetZero, except (i) policies providing coverage for losses not in excess of $500,000 or (ii) policies which terminate at the end of their stated term and are replaced with new coverage consistent with past practices;

    (i)  neither Juno nor any Juno Subsidiary shall revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable, other than in the ordinary course of business consistent with past practice or as required by a change in GAAP occurring after the date of this Agreement;

    (j)  except as set forth in Section 6.1(j) of the Juno Disclosure Letter, neither Juno nor any Juno Subsidiary shall settle or compromise any pending or threatened suit, action or claim (i) that relates to the Transactions contemplated hereby or (ii) the settlement or compromise of which involves more than $200,000 or includes nonmonetary obligations (other than immaterial nonmonetary obligations that do not adversely impact Juno's business and which are customary for such type of settlement or compromise) or that would otherwise be material to Juno and the Juno Subsidiaries, taken together as a whole, or that relates to any Juno Intellectual Property matters;

    (k) neither Juno nor any Juno Subsidiary shall pay, purchase, discharge or satisfy any of its claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction when due or in the ordinary course of business consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the Financial Statements;

    (l)  neither Juno nor any Juno Subsidiary will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Juno or any Juno Subsidiary (other than the Juno Merger);

    (m) neither Juno nor any Juno Subsidiary will (i) change any of the accounting methods used by it unless required by a change in GAAP occurring after the date of this Agreement or as required by a Governmental Entity or (ii) make any material election relating to Taxes, change any material election relating to Taxes already made, adopt any material accounting method relating to Taxes, change any material accounting method relating to Taxes unless required by a change in GAAP or change in the Code occurring after the date of this Agreement, enter into any closing agreement relating to Taxes, settle any claim or assessment relating to Taxes or consent to any claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment;

    (n) except as set forth in Section 6.1(n) of the Juno Disclosure Letter, neither Juno nor any Juno Subsidiary will enter any transaction with their respective Affiliates;

    (o) neither Juno nor any Juno Subsidiary will take, or agree to commit to take, any action that could or would be reasonably expected to result in any of the conditions set forth in Article 8 not being satisfied, or that would materially impair the ability of Juno, Juno Merger Sub, United Online, NetZero or NetZero Merger Sub to consummate the Mergers in accordance with the terms thereof or materially delay such consummation; and

    (p) neither Juno nor any Juno Subsidiary will enter into any Contract to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

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    Section 6.2  No Solicitation By Juno.

    (a) Juno will not, and will not authorize, direct or knowingly permit its Representatives to, directly or indirectly, (i) solicit, initiate, knowingly encourage or induce the making, submission or announcement of any Juno Takeover Proposal, (ii) participate in any discussions or negotiations with any person regarding, or furnish to any person any information with respect to, or take any other action that would reasonably be expected to facilitate any inquiry or proposal that constitutes or would reasonably be expected to lead to, any Juno Takeover Proposal, (iii) authorize, approve or recommend any Juno Takeover Proposal or (iv) enter into any letter of intent or similar document or any Contract accepting or providing for any Juno Takeover Proposal; provided, however, that nothing in this Section 6.2 or elsewhere in this Agreement shall prohibit Juno's board of directors from complying with Rule 14e-2 under the Exchange Act with regard to a tender or exchange offer not arising out of, related to or otherwise by virtue of a violation of this Section 6.2; and provided, further, that nothing in this Section 6.2 or elsewhere in this Agreement shall prohibit Juno, before the adoption of this Agreement by the stockholders of Juno, from furnishing information regarding Juno to, entering into negotiations or discussions with, or entering into an agreement relating to a Juno Takeover Proposal with, any person in response to a Juno Takeover Proposal made, submitted or announced by such person (and not withdrawn) to the extent (1) such Juno Takeover Proposal is not attributable to a material breach of this Section 6.2(a); (2) the board of directors of Juno concludes in good faith, consistent with advice of outside legal counsel, that failure to take such action would likely constitute a breach of the fiduciary obligations of the board of directors of Juno to Juno's stockholders under applicable Law; (3) the board of directors of Juno concludes, in good faith, consistent with the advice of the Juno Financial Advisor that such Juno Takeover Proposal is reasonably likely to lead to a Juno Superior Proposal; (4) prior to furnishing any such information to, or entering into discussions or negotiations with, such person, Juno gives NetZero written notice of the identity of such person, the material terms and conditions of such Juno Takeover Proposal and Juno's intention to furnish information to, or enter into discussions or negotiations with, such person; (5) Juno receives from such person an executed confidentiality agreement which shall not in any way restrict Juno from complying with its disclosure obligations under this Agreement and which shall contain customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person by or on behalf of Juno and other terms no less favorable to Juno than those set forth in the Confidentiality Agreement; and (6) contemporaneously with furnishing any such information to such person, Juno furnishes such information to NetZero (to the extent that such information has not been previously furnished by Juno to NetZero).

    (b) Juno and its Representatives shall immediately cease and cause to be terminated and not resumed any and all existing discussions, negotiations, exchanges of information and other activities with respect to any Juno Takeover Proposal pending as of the date of this Agreement. Promptly following the execution and delivery of this Agreement, Juno shall (i) inform each of its directors and officers and financial, legal, accounting and other advisors retained or involved in the Transactions contemplated by this Agreement of the obligations undertaken in this Section 6.2 and in the Confidentiality Agreement and (ii) as soon as reasonably practicable, request each person that has heretofore executed a confidentiality or non-disclosure agreement in connection with its consideration of acquiring Juno or any of its Subsidiaries to return to Juno or otherwise dispose of all confidential information furnished to such person, by or on behalf of Juno or any of its Subsidiaries, during the one-year period prior to the date of this Agreement in connection with such person's consideration of acquiring or engaging in a merger or other business combination transaction with Juno or any of its Subsidiaries. Juno shall immediately notify NetZero if any proposals or offers constituting a Juno Takeover Proposal are received by, any non-public information in connection with any Juno Takeover Proposal is requested from, or any discussions or negotiations with respect to a Juno Takeover Proposal are sought to be initiated or continued with, Juno's officers or directors or other individuals involved on behalf of Juno in the negotiation of the Transactions contemplated by this Agreement, or, to the

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knowledge of the foregoing Persons, any of Juno's other Representatives, indicating, in connection with such notice, the name of the person making the inquiry, proposal or offer and the material terms and conditions of any such proposals or offers. Thereafter (i) Juno shall provide NetZero with a true and complete copy of such Juno Takeover Proposal or communication (if it is in writing) and (ii) Juno shall otherwise keep NetZero informed, on a current basis, with respect to the status and material terms of any such proposal or offer and the status of any such negotiations or discussions.

    (c) Juno and NetZero agree that irreparable damage would occur in the event that the provisions of this Section 6.2 are not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that NetZero, consistent with Section 10.9, shall be entitled to seek an injunction or injunctions to prevent breaches of this Section 6.2 and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

    Section 6.3  Compliance with FTC Consent Agreement.  Juno covenants and agrees that between the date of the effectiveness of the FTC Consent Agreement and until the Effective Time it shall fully comply with all of the terms of the FTC Consent Agreement.

    Section 6.4  Interim Operations of NetZero.  NetZero covenants and agrees that prior to the Effective Time, except (i) as expressly contemplated by this Agreement, (ii) as set forth in Section 6.4 of the NetZero Disclosure Letter, (iii) pursuant to Contracts to which NetZero is a party prior to the date hereof previously disclosed to Juno or (iv) as agreed in writing by Juno (which agreement shall not be unreasonably conditioned, delayed or withheld), after the date hereof:

    (a) except as set forth in Section 6.4(a) of the NetZero Disclosure Letter, neither NetZero nor any NetZero Subsidiary shall: (i) amend its certificate of incorporation or bylaws or similar organizational documents, (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to any shares of any class or series of its capital stock, (iii) split, combine or reclassify any shares of any class or series of its stock or (iv) redeem, purchase or otherwise acquire directly or indirectly any shares of any class or series of its capital stock, or any instrument or security which consists of or includes a right to acquire such shares, other than shares purchased from employees or consultants at their cost and at less than the then current fair market value in connection with the termination of their services with NetZero;

    (b) except as set forth in Section 6.4(b) of the NetZero Disclosure Letter, neither NetZero nor any NetZero Subsidiary shall transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber all or substantially all of its assets;

    (c) neither NetZero nor any NetZero Subsidiary will take, or agree to commit to take, any action that could or would be reasonably expected to result in any of the conditions set forth in Article 8 not being satisfied or that would materially impair the ability of Juno, Juno Merger Sub, United Online, NetZero or NetZero Merger Sub to consummate the Mergers in accordance with the terms thereof or materially delay such consummation; and

    (d) neither NetZero nor any NetZero Subsidiary will enter into any agreement, contract, commitment, understanding or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

    Section 6.5  Notification of Certain Matters.  Each party shall give prompt notice to the other, of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which caused or would reasonably be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure of such party, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this

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Section 6.6 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

ARTICLE 7

ADDITIONAL AGREEMENTS

    Section 7.1  Preparation of the Joint Proxy Statement; Stockholders' Meetings.

    (a) As soon as practicable following the date of this Agreement, NetZero and Juno shall prepare the Joint Proxy Statement/Prospectus and United Online shall prepare and file with the SEC the Registration Statement, in which the Joint Proxy Statement/Prospectus will be included as a prospectus. Each of United Online, NetZero and Juno shall use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Juno and NetZero shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Joint Proxy Statement/Prospectus or Registration Statement received from the SEC. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Registration Statement prior to filing such documents with the SEC, and will provide each other with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Registration Statement shall be made without the approval of both NetZero and Juno, which approval shall not be unreasonably conditioned, withheld or delayed; provided that with respect to documents filed by a party which are incorporated by reference in the Registration Statement or Joint Proxy Statement/Prospectus, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations; and provided further that Juno, in connection with a Change in the Juno Recommendation, may amend or supplement the Joint Proxy Statement/Prospectus or Registration Statement (including by incorporation by reference) pursuant to a Qualifying Amendment, and in such event, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, and shall be subject to the right of each party to have its board of directors' deliberations and conclusions to be accurately described. Juno will use commercially reasonable efforts to cause the Joint Proxy Statements/Prospectus to be mailed to Juno stockholders, and NetZero will use commercially reasonable efforts to cause the Joint Proxy Statement/Prospectus to be mailed to NetZero's stockholders, in each case as promptly as practicable after the Registration Statement is declared effective under the Securities Act. United Online shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the Mergers and each of NetZero and Juno shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action. Each party will advise each other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the United Online Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement. If at any time prior to the Effective Time there is any information relating to Juno or NetZero, or any of their respective Affiliates, officers or directors which should be set forth in an amendment or supplement to any of the Registration Statement or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by Law, an appropriate amendment or

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supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Juno and NetZero.

    (b) NetZero shall duly take all lawful action to call, give notice of, convene and hold the NetZero Stockholders' Meeting and shall take all lawful action to solicit the adoption of this Agreement, and the board of directors of NetZero shall recommend adoption of this Agreement by the stockholders of NetZero and shall not (x) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Juno such recommendation or (y) take any action or make any statement in connection with the NetZero Stockholders' Meeting inconsistent with such recommendation.

    (c) Juno shall duly take all lawful action to call, give notice of, convene and hold the Juno Stockholders' Meeting and shall take all lawful action to solicit the adoption of this Agreement, and the board of directors of Juno shall recommend adoption of this Agreement by the stockholders of Juno to the effect as set forth in Section 4.5 (the Juno Recommendation), and shall not (x) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to NetZero such recommendation or (y) take any action (including entering into a definitive agreement with respect to a Juno Superior Proposal) or make any statement (other than any action described in the foregoing clause (x)) in connection with the Juno Stockholders' Meeting inconsistent with such recommendation (collectively, a "Change in the Juno Recommendation"); provided, however, any action or statement under clause (y) will not be deemed a Change in the Juno Recommendation provided (I) such action or statement is taken or made pursuant to advice from STB, to the effect that such action or statement is required by applicable Law, (II) if a Juno Public Proposal has been made and not rescinded, such action or statement shall not relate to such Juno Public Proposal other than any factual statement required by any regulatory authority (including the SEC) and shall in any event include a rejection of such Juno Public Proposal and (III) such action or statement also includes a reaffirmation of Juno board of directors' approval of the Mergers and the other Transactions and recommendation to Juno stockholders to adopt this Agreement; provided further, that the board of directors of Juno may make a Change in the Juno Recommendation if (i) they conclude a Juno Superior Proposal has been made and (ii) three Business Days have lapsed following receipt of notice by NetZero from Juno that Juno's board of directors has determined that a Juno Superior Proposal has been made that Juno's board of directors intends to accept.

    Section 7.2  Access to Information.  Upon reasonable notice, each party shall (and shall cause its Subsidiaries to) afford to the Representatives of the other party reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers and employees and, during such period, such party shall (and shall cause its Subsidiaries to) furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of federal or state securities laws or the HSR Act, as applicable (other than documents which such party is not permitted to disclose under applicable Law), and (b) all other information concerning it and its business, properties and personnel as such other party may reasonably request; provided, however, that either party may restrict the foregoing access to the extent that (i) any Law or treaty of any Governmental Entity applicable to such party or any Contract requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information or (ii) the information is subject to confidentiality obligations to a third party. The parties will hold any such information obtained pursuant to this Section 7.2 in confidence in accordance with, and shall otherwise be subject to, the provisions of the Confidentiality Agreement, which Confidentiality Agreement shall continue in full force and effect. Any investigation by either of Juno or NetZero shall not affect the representations and warranties of the other.

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    Section 7.3  Reasonable Efforts.

    (a) Prior to the Closing, upon the terms and subject to the conditions of this Agreement, each party to this Agreement hereby agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (subject to any applicable Laws) to consummate the Mergers and the other Transactions as promptly as practicable including, (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Mergers and the other Transactions and the taking of such actions as are necessary to obtain any Necessary Consents and Required Approvals, by any third party or Governmental Entity, and (ii) the satisfaction of the other parties' conditions to Closing. In addition, no party hereto shall take any action after the date of this Agreement to materially delay the obtaining of, or result in not obtaining, any Necessary Consent or Required Approval from any Governmental Entity necessary to be obtained prior to Closing. Notwithstanding the foregoing, or any other covenant herein contained, in connection with the receipt of any necessary approvals under the HSR Act, neither party shall be entitled to divest or hold separate or otherwise take or commit to take any action that limits NetZero's, NetZero Merger Sub's, Juno's, Juno Merger Sub's or United Online's freedom of action with respect to, or their ability to retain, any material portions of any party's business or any of the businesses, product lines, properties or assets of the combined businesses, without the other party's prior written consent.

    (b) Prior to the Closing, each party shall promptly consult with the other parties hereto with respect to, provide any necessary information with respect to, and provide the other parties (or their respective counsel) with copies of, all filings made by such party with any Governmental Entity or any other information supplied by such party to a Governmental Entity in connection with this Agreement, the Mergers and the other Transactions. Each party hereto shall promptly inform the other of any communication from any Governmental Entity regarding any of the Transactions. If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to any of the Transactions, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other parties, an appropriate response in compliance with such request. To the extent that transfers, amendments or modifications of permits (including environmental permits) are required as a result of the execution of this Agreement or consummation of any of the Transactions, the applicable party shall and shall cause its Subsidiaries to use reasonable commercial efforts to effect such transfers, amendments or modifications.

    (c) United Online, Juno and NetZero shall file as soon as practicable notifications under the HSR Act and respond as promptly as practicable to any inquiries received from the Federal Trade Commission and the Antitrust Division of the Department of Justice for additional information or documentation and respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other Governmental Entity in connection with antitrust matters. Concurrently with the filing of notifications under the HSR Act or as soon thereafter as practicable, United Online, Juno and NetZero shall each request early termination of the HSR Act waiting period.

    (d) Notwithstanding the foregoing, nothing in this Agreement shall be deemed to require NetZero, NetZero Merger Sub, Juno, Juno Merger Sub or United Online to commence any litigation against any entity in order to facilitate the consummation of any of the Transactions or to defend against any litigation brought by any Governmental Entity seeking to prevent the consummation of any of the Transactions.

    (e) Juno and its board of directors shall, if any state takeover statute or similar statute becomes applicable to this Agreement, the Mergers or any other Transactions contemplated hereby or thereby, take all action reasonably necessary to ensure that the Mergers and the other Transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms

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contemplated hereby or thereby and otherwise to minimize the effect of such statute or regulation on this Agreement, the Mergers and the other Transactions contemplated hereby.

    (f)  NetZero and its board of directors shall, if any state takeover statute or similar statute becomes applicable to this Agreement, the Mergers or any other Transactions contemplated hereby or thereby, take all action reasonably necessary to ensure that the Mergers and the other Transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby or thereby and otherwise to minimize the effect of such statute or regulation on this Agreement, the Mergers and the other Transactions contemplated hereby.

    Section 7.4  Directors' and Officers' Indemnification and Insurance.

    (a) United Online shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of NetZero and its Subsidiaries (in all of their capacities) (a) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by NetZero pursuant to NetZero's certificate of incorporation, bylaws and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of NetZero and its Subsidiaries and (b) without limitation to clause (a), to the fullest extent permitted by Law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions contemplated hereby), (ii) include and cause to be maintained in effect in the NetZero Surviving Corporation's certificate of incorporation and bylaws after the Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current certificate of incorporation and bylaws of NetZero and (iii) cause to be maintained for a period of six years after the Effective Time the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by NetZero (provided that United Online (or any successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall United Online be required to expend an amount in excess of $3,000,000 for such insurance; and, provided further that if the annual premiums of such insurance coverage exceed such amount, United Online shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. The obligations of United Online under this Section 7.4(a) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 7.4(a) applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 7.4(a) applies shall be third party beneficiaries of this Section 7.4(a)).

    (b) United Online shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of Juno and its Subsidiaries (in all of their capacities) (a) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Juno pursuant to Juno's certificate of incorporation, bylaws and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of Juno and its Subsidiaries and (b) without limitation to clause (a), to the fullest extent permitted by Law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions contemplated hereby), (ii) include and cause to be maintained in effect in the Juno Surviving Corporation's certificate of incorporation and bylaws after the Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current certificate of incorporation and bylaws of

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Juno and (iii) purchase as of the Effective Time a prepaid, non-cancelable, six year, "runoff" tail policy to be effective for a period from and including the Effective Time through and including the date six years after the Closing Date (provided that United Online (or any successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall United Online be required to expend in excess of $3,000,000 for such insurance; and, provided further that if the annual premiums of such insurance coverage exceed such amount, United Online shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. The obligations of United Online under this Section 7.4(b) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 7.4(b) applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 7.4(b) applies shall be third party beneficiaries of this Section 7.4(b)).

    Section 7.5  Public Announcements.  Juno and NetZero shall use commercially reasonable efforts to develop a joint communications plan and each party shall use commercially reasonable efforts (i) to ensure that all press releases and other public statements with respect to the Transactions contemplated hereby shall be consistent with such joint communications plan and (ii) unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the Transactions contemplated hereby. In addition to the foregoing, except to the extent disclosed in or consistent with the Joint Proxy Statement/Prospectus in accordance with the provisions of Section 7.1, neither Juno nor NetZero shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party's business, financial condition or results of operations without the consent of the other party, which consent shall not be unreasonably withheld or delayed. Juno and NetZero agree to issue, before trading opens following the execution of this Agreement, a joint press release that has been approved by both parties substantially in the form set forth in Section 7.5 of the NetZero Disclosure Letter.

    Section 7.6  Nasdaq Matters.

    (a) United Online shall use commercially reasonable efforts to cause the shares of United Online Common Stock to be issued in connection with the Mergers and the shares of United Online Common Stock to be reserved for issuance upon exercise of NetZero Options and Juno Options to be approved for listing on the NNM, subject to official notice of issuance, prior to the Closing Date.

    (b) Prior to the expiration of the seven-day period following the expiration of the ninety-day period referred to in the letter, dated March 26, 2001, to NetZero from the NASD (a copy of which is attached to Section 7.6(b) of the NetZero Disclosure Letter), NetZero shall appeal the delisting of the NetZero Common Stock from the NNM.

    Section 7.7  Affiliates.

    (a) Not less than thirty-five days prior to the date of the NetZero Stockholders' Meeting, NetZero shall deliver to Juno a letter identifying all persons who, in the judgment of NetZero, may be deemed at the time this Agreement is submitted for adoption by the stockholders of NetZero, Affiliates of NetZero for purposes of Rule 145 under the Securities Act, and such list shall be updated as necessary to reflect changes from the date thereof. NetZero shall use commercially reasonable efforts to cause each person identified on such list to deliver to United Online prior to the Effective Time, an Affiliate Agreement in the form set forth in Section 7.7(a) of the NetZero Disclosure Letter.

    (b) Not less than thirty-five days prior to the date of the Juno Stockholders' Meeting, Juno shall deliver to NetZero a letter identifying all persons who, in the judgment of Juno, may be deemed at the

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time this Agreement is submitted for adoption by the stockholders of Juno, Affiliates of Juno for purposes of Rule 145 under the Securities Act, and such list shall be updated as necessary to reflect changes from the date thereof. Juno shall use commercially reasonable efforts to cause each person identified on such list, other than the chairman of its board of directors, to deliver to United Online prior to the Effective Time, an Affiliate Agreement in the form set forth in Section 7.7(b) of the NetZero Disclosure Letter.

    (c) Juno shall use commercially reasonable efforts to cause the chairman of its board of directors to deliver to United Online an Affiliate Agreement in the form set forth in Section 7.7(c) of the NetZero Disclosure Letter as soon as practicable and in no event later than the date of mailing of the Joint Proxy Statement/Prospectus.

    Section 7.8  Section 16 Matters.  Prior to the Effective Time, each of Juno and NetZero shall take all such steps as may be required to cause any dispositions of NetZero Common Stock or Juno Common Stock (including derivative securities with respect to NetZero Common Stock or Juno Common Stock) or acquisitions of United Online Common Stock (including derivative securities with respect to United Online Common Stock) resulting from the Transactions contemplated by Article 2 or Article 3 by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Juno or NetZero, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

    Section 7.9  Tax Treatment.  Each of NetZero, Juno and their respective Subsidiaries shall use all reasonable efforts to cause the Mergers to qualify as exchanges within the meaning of Section 351 of the Code and as reorganizations within the meaning of Section 368(a) of the Code, or both, and to obtain the opinions of counsel referred to in Sections 8.2(e) and 8.3(e). Neither NetZero, nor Juno, nor their respective Subsidiaries, shall take any action to cause the Mergers to fail to qualify as either an exchange within the meaning of Section 351 of the Code or a reorganization within the meaning of Section 368(a) of the Code.

    Section 7.10  Conveyance Taxes.  Juno and NetZero shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the Transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

    Section 7.11  Obligations of United Online, NetZero Merger Sub and Juno Merger Sub.  NetZero shall cause each of United Online, NetZero Merger Sub and Juno Merger Sub to comply with its obligations under this Agreement.

    Section 7.12  Juno Benefit Matters.  United Online shall (i) grant all employees of Juno and the Juno Subsidiaries credit for all purposes for all service with Juno and its Subsidiaries prior to the Effective Time for which such service was recognized under the Juno Benefit Plans, (ii) waive any limitations on pre-existing conditions (but only to the extent such conditions were covered prior to the Effective Time unless required by Law) and (iii) take into account expenses with respect to any plan year in which the Closing occurs that are incurred on or before the Effective Time for purposes of establishing satisfaction of any applicable deductible, co-insurance and maximum out-of-pocket provision to the same extent taken into account prior to the Effective Time. Affected employees shall be third party beneficiaries with respect to this Section 7.12.

    Section 7.13  Severance and Retention Agreements.  On or prior to the Effective Time, Juno shall offer and may enter into severance and retention arrangements with the persons named in Section 7.13 of the Juno Disclosure Letter on terms consistent with the terms and form agreements set forth in

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Section 7.13 of the Juno Disclosure Letter. United Online shall honor and shall cause Juno to honor all such arrangements on and following the Effective Time.

    Section 7.14  Name

    (a) NetZero and Juno agree that United Online shall be named "United Online, Inc."; provided that if, within the 30 days following the date of this Agreement (the "Name Review Period") NetZero, acting in good faith, determines that it will not use the name "United Online, Inc." because it (i) would infringe or otherwise violate the Trademark or other Intellectual Property rights of a third party, or (ii) would otherwise be inadvisable or impractical from a Trademark law perspective, then it shall notify Juno, and Juno and NetZero shall promptly commence good faith discussions regarding the selection of an alternate name for United Online. It is agreed that the name "United Online Network, Inc." is acceptable. It is also agreed that the parties not unreasonably withhold their agreement to an alternative name so long as such name does not include "NetZero," "Zero," the letter "Z" or "Juno." If the parties are unable to agree on an alternate name upon the sooner to occur of (a) 10 Business Days after receipt of such a notice and (b) the end of the Name Review Period, then United Online shall be named "NetJuno, Inc." NetZero and Juno each shall license to United Online any Trademark rights that such party owns, as necessary for United Online to use the ultimately selected name, and further agree to use their reasonable best efforts to obtain for United Online any such third party rights. Other than any rights licensed to United Online by Juno or NetZero, as between Juno, NetZero and United Online, United Online shall own all right, title and interest, including all Intellectual Property rights, to the ultimately selected name.

    (b) The parties agree that, as soon as technically feasible (but not later than 90 days) following the Closing (the "Transition Date"), United Online, NetZero and Juno shall cease (and not subsequently resume) using the name "NetZero" to market, advertise, promote or offer (through external media to potential subscribers or internal marketing to existing subscribers) any "pay Internet access services" other than NetZero's "Extended Access Plan." The restrictions described in the preceding sentence shall not prevent United Online, NetZero or Juno from continuing to provide pay Internet access services using the name "NetZero" to subscribers of the NetZero's billable Internet access service who were subscribers to such billable service as of the Transition Date or from continuing to provide free services using the name "Juno" to subscribers of the Juno-branded services. The parties agree that they will not make any public announcement inconsistent with the foregoing.

    Section 7.15  401(k) Plan.  Juno shall, immediately prior to the Effective Time, terminate its 401(k) plan.

    Section 7.16  Transfer of Shares of India Subsidiary.  Juno shall cause all the shares of Juno Online Services Development Private Limited not owned by it to be transferred to NetZero out prior to the Closing.

    Section 7.17  Leases  Promptly following the signing of this Agreement, Juno shall enter into a sublease agreement with D. E. Shaw & Co., L.P. ("DESCO") for Juno's currently occupied office space at 120 West 45th Street, New York, NY (the 15th, 23rd, 32nd and 33rd floors) through March 31, 2003 for a rent of $52 per square foot, with 6-month termination rights by Juno or DESCO, and the following termination payments to be paid by Juno upon its termination of its lease for the following floors: $118,500 for termination of the 32nd and 33rd floors (which, due to the presence of an internal staircase, must be leased or terminated as a unit), if such termination occurs prior to March 31, 2002; $165,000 for termination of the 32nd and 33rd floors if such termination occurs on or after March 31, 2002 (including if no early termination occurs and Juno's lease expires unrenewed at March 31, 2003); $47,400 for termination of the 15th floor if such termination occurs prior to March 31, 2002; and $66,000 for termination of the 15th floor if such termination occurs on or after March 31, 2002 (including if no early termination occurs Juno's lease expires unrenewed at March 31, 2003). There shall be no early termination payments or payment upon unrenewed expiration of the lease, for the

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23rd floor. Juno shall have the right to further sublease such space (subject to the receipt of such third-party consents (other than DESCO's) as may be required), in whole or in part. The sublease between Juno and DESCO shall contain other commercially standard terms and conditions for arm's length agreements of this type, which shall be reasonably acceptable to NetZero, and if the parties hereto are not able to agree on such terms, the parties shall submit such dispute to binding alternative dispute resolution. The parties acknowledge that execution of the foregoing sublease between Juno and DESCO and any subsequent occupancy by Juno or United Online of such space pursuant to sublease, assignment, or operation of law shall be dependent on the prior receipt of such third-party consents (other than DESCO's) as may be required, which Juno shall use its reasonable commercial efforts to obtain.

    Section 7.18  Settlement of Claims.  Juno shall not settle its obligations with Freewwweb or deposit any amounts with respect to AOL Time Warner without the consent of NetZero which will not be unreasonably withheld.

    Section 7.19  Form Agreement.  Prior to the Closing, D.E. Shaw Group shall execute a waiver or amendment to the Form Agreement that provides, effective on the signing of the Merger Agreement but contingent upon the Closing, D.E. Shaw Group shall have no further rights under such Form Agreement with respect to the business of Juno or NetZero.

ARTICLE 8

CONDITIONS

    Section 8.1  Conditions to Each Party's Obligation to Effect its Respective Merger.  The respective obligation of each party to effect its respective Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by Juno or NetZero, as the case may be, to the extent permitted by applicable Law:

    (a) NetZero shall have obtained the Required NetZero Vote in connection with the adoption of this Agreement by the stockholders of NetZero. Juno shall have obtained the Required Juno Vote in connection with the adoption of this Agreement by the stockholders of Juno.

    (b) No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Mergers, and there shall be no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Mergers.

    (c) The applicable waiting period in respect to the Mergers under the HSR Act shall have expired or been terminated.

    (d) The Registration Statement shall have become effective under the Securities Act and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC.

    (e) The shares of United Online Common Stock to be issued or reserved in connection with the Mergers shall have been approved for listing on the NNM, subject to official notice of issuance.

    Section 8.2  Additional Conditions to Obligations of NetZero.  The obligations of NetZero to effect the NetZero Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by NetZero, to the extent permitted by applicable Law.

    (a) The representations and warranties of Juno set forth in Article 4 shall be true and correct on the date of this Agreement and as if made on and as of the Effective Time (other than representations and warranties that speak only as of a specified date; which shall be true and correct as of such specified date);

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    (b) Juno shall have complied in all material respects with its obligations under this Agreement.

    (c) At any time after the date of this Agreement there shall not have occurred any Juno Material Adverse Effect.

    (d) NetZero shall have received an officer's certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Juno to the effect that the conditions set forth in Sections 8.2(a), (b) and (c) have been satisfied.

    (e) NetZero shall have received an opinion of BPH, in form and substance reasonably satisfactory to NetZero, dated as of the date on which the Closing occurs, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes, each Merger will constitute an exchange to which Section 351 of the Code applies or a "reorganization" within the meaning of section 368(a) of the Code, or both. In rendering such opinion, BPH may receive and rely upon representations contained in certificates of Juno, NetZero and United Online, and the parties agree to provide BPH with such certificates as BPH may reasonably request in connection with rendering its opinion.

    (f)  Each of the Juno Voting Agreements, the Affiliate Agreements referred to in Sections 7.7(b) and 7.7(c) and the Non-Competition Agreements shall have been duly executed and delivered and continue to be in full force and effect and no breach, anticipatory breach or other indication of future non-performance shall have occurred or be continuing thereunder.

    (g) Prior to the Closing, Juno and DE Shaw India Software Private Limited shall have entered into an agreement providing that D E Shaw India Software Private Limited shall not terminate or change the terms of either the lease or the services agreement relating to Juno's operations in India for six months after the Closing Date.

    Section 8.3  Additional Conditions to Obligations of Juno.  The obligations of Juno to effect the Juno Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Juno, to the extent permitted by applicable Law.

    (a) The representations and warranties of NetZero set forth in Article 5 shall be true and correct on the date as of this Agreement and as if made on and as of the Effective Time (other than representations and warranties that speak only as of a specified date; which shall be true and correct as of such specified date);

    (b) NetZero shall have complied in all material respects with its obligations under this Agreement.

    (c) At any time after the date of this Agreement there shall not have occurred any NetZero Material Adverse Effect.

    (d) Juno shall have received an officer's certificate duly executed by the Chief Executive Officer and the Financial Officer of NetZero to the effect that the conditions set forth in Sections 8.3(a), (b), and (c) have been satisfied.

    (e) Juno shall have received an opinion of STB, in form and substance reasonably satisfactory to Juno, dated as of the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes, each Merger will constitute an exchange to which Section 351 of the Code applies or a "reorganization" within the meaning of section 368(a) of the Code, or both. In rendering such opinion, STB may receive and rely upon representations contained in certificates of Juno, NetZero, United Online and others, and the parties agree to provide STB with such certificates as STB may reasonably request in connection with rendering its opinion.

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    (f)  The holders of no more than five percent of the outstanding shares of NetZero Common Stock shall have exercised or shall have the right to exercise dissenter's rights.

    (g) Each of the NetZero Voting Agreements and the Affiliate Agreements referred to in Sections 7.7(a) shall have been duly executed and delivered and continue to be in full force and effect and no breach, anticipatory breach or other indication of future non-performance shall have occurred or be continuing thereunder.

ARTICLE 9

TERMINATION

    Section 9.1  Termination.  This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the board of directors of the terminating party or parties, and except as provided below, whether before or after approval of the matters presented in connection with the Mergers by the stockholders of NetZero or Juno:

    (a) By mutual written consent of NetZero and Juno;

    (b) By either NetZero or Juno, if the Effective Time shall not have occurred on or before the Termination Date; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

    (c) By either NetZero or Juno, if any Governmental Entity (i) shall have issued an order, decree or ruling or taken any other action (which the parties shall have used commercially reasonable efforts to resist, resolve or lift, as applicable, in accordance with Section 7.3) permanently restraining, enjoining or otherwise prohibiting the Transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable or (ii) shall have failed to issue an order, decree or ruling or to take any other action, and such denial of a request to issue such order, decree, ruling or take such other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used commercially reasonable efforts to obtain, in accordance with Section 7.3), in the case of each of (i) and (ii) which is necessary to fulfill the conditions set forth in Section 8.1; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any party whose failure to comply with Section 7.3 has been the cause of such action or inaction;

    (d) By either NetZero or Juno, if the approvals of the NetZero Required Vote or the Juno Required Vote shall not have been obtained at a duly held meeting of stockholders or of any adjournment thereof at which the vote was taken;

    (e) By NetZero, if Juno shall have (i) failed to make the Juno Recommendation or effected a Change in the Juno Recommendation (or resolved to take any such action), whether or not permitted under this Agreement, or (ii) materially breached its obligations under this Agreement by reason of a failure to call the Juno Stockholders' Meeting in accordance with Section 7.1(c) or a failure to prepare and mail to its stockholders the Joint Proxy Statement/Prospectus in accordance with Section 7.1(a);

    (f)  By NetZero, if Juno shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions set forth in Section 8.2(a) or (b) are not capable of being satisfied on or before the Termination Date; or

    (g) By Juno, if NetZero shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions set forth in Section 8.3(a) or (b) are not capable of being satisfied on or before the Termination Date.

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    (h) By Juno, if (i) the board of directors of Juno authorizes Juno to enter into a binding written agreement concerning a transaction that constitutes a Juno Superior Proposal and Juno notifies NetZero in writing that it intends to enter into such an agreement and (ii) NetZero does not make, within three Business Days (or, in the case of any update of such version with respect to a given third party, other than the initial notification, one Business Day) of receipt of Juno's written notification of its intention to enter into a binding agreement for a Juno Superior Proposal, a non-revocable binding offer that the board of directors of Juno determines, in good faith, is more favorable to the stockholders of Juno than the Juno Superior Proposal and (iii) Juno has paid the amounts set forth in Section 10.1(b).

    Section 9.2  Effect of Termination.  In the event of termination of this Agreement by either NetZero or Juno as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Juno or NetZero or their respective officers or directors except with respect to the Confidentiality Agreement, Section 7.5 and Articles 9 and 10, which provisions shall survive such termination, and except that, notwithstanding anything to the contrary contained in this Agreement, neither Juno nor NetZero shall be relieved or released from any liabilities or damages arising out of its willful and material breach of this Agreement (except that Juno shall be released from any such liabilities or damages if this Agreement is terminated pursuant to Section 9.1(e) and Juno pays to NetZero the Termination Fee pursuant to Section 10.1(b)).

    Section 9.3  Method of Termination.  This Agreement shall be terminated only upon receipt of notice from the party desiring to terminate this Agreement that (a) states that it is terminating this Agreement, (b) specifies the portion of Section 9.1 pursuant to which such termination is being effected and (c) recites that such termination has been approved by proper action of the board of directors of such party to this Agreement.

ARTICLE 10

MISCELLANEOUS

    Section 10.1  Fees and Expenses.

    (a) Subject to Section 10.1(b), whether or not the Mergers are consummated, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, except (a) if the Mergers are consummated, the surviving corporation of each Merger shall pay, or cause to be paid, any and all property or transfer taxes imposed in connection with such Merger and (b) Expenses incurred in connection with the filing, printing and mailing of the Joint Proxy Statement/Prospectus and Registration Statement, which shall be shared equally by Juno and NetZero. The parties hereto shall cooperate with each other in preparing, executing and filing any Tax Returns with respect to property or transfer taxes.

    (b) If this Agreement is terminated pursuant to Section 9.1(e) or 9.1(h), then Juno shall pay to NetZero an amount equal to the Termination Fee plus an amount equal to the actual and reasonably documented Expenses incurred by NetZero or any of its Subsidiaries, which amount shall not exceed $1,000,000. If this Agreement is terminated pursuant to Section 9.1(d) as a result of the failure to obtain the Juno Required Vote at a duly held meeting of Juno's stockholders then (i) within two Business Days of such termination, Juno shall pay to NetZero an amount equal to the reasonably documented Expenses incurred by NetZero and its Subsidiaries which amount shall not exceed $1,000,000; provided, however, if prior to such termination there shall have existed a Juno Public Proposal and within nine months of such termination Juno shall enter into a definitive agreement implementing any Juno Takeover Proposal (the definition of which shall, for the purpose of this Section 10.1(b), be deemed to be revised such that references to "eighty percent" and "twenty percent" therein shall be deemed to be "sixty percent" and "forty percent," respectively), Juno shall, concurrently with entering into such definitive agreement pay to NetZero the Termination Fee less any

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Expenses previously paid pursuant to this Section 10.1(b). If this Agreement is terminated pursuant to Section 9.1(d) as a result of the failure to obtain the NetZero Required Vote at a duly held meeting of NetZero's stockholders then (i) within two Business Days of such termination, NetZero shall pay to Juno an amount equal to the reasonably documented Expenses incurred by Juno and its Subsidiaries, which amount shall not exceed $1,000,000. The Termination Fee and Expenses payable under this Section 10.1(b) shall be made by wire transfer of immediately available funds.

    Section 10.2  Amendment and Modification.  Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of NetZero and Juno, by written agreement of the parties authorized by action taken by their respective boards of directors at any time prior to the Closing Date with respect to any of the terms contained in this Agreement; provided, however, that after the approval of this Agreement by the stockholders of NetZero and Juno, no such amendment, modification or supplement which under applicable law requires further approval of such stockholders shall be made without such further approval.

    Section 10.3  Nonsurvival of Representations and Warranties.  None of the representations, warranties and covenants in this Agreement shall survive the Effective Time. The preceding sentence shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

    Section 10.4  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon receipt if delivered personally, (b) upon confirmation if telecopied or (c) on the first Business Day following dispatch if sent by an internationally recognized overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

      (a) if to NetZero, United Online, NetZero Merger Sub or Juno Merger Sub to:

NetZero, Inc. 2555 Townsgate Road Westlake Village, California 91361-2650
Attention:	Chief Executive Officer and General Counsel
Telephone No.:	(805) 418-2000
Telecopy No.:	(805) 418-2001
with a copy (which shall not constitute notice) to:
Brobeck, Phleger & Harrison LLP 550 South Hope Street Los Angeles, California 90071
Attention:	Richard S. Chernicoff
Telephone No.:	(213) 489-4060
Telecopy No.:	(213) 745-3345
and
if to Juno, to:
Juno Online Services, Inc. 1540 Broadway, 27th Floor New York, New York 10036
Attention:	Chief Executive Officer and General Counsel
Telephone No.:	(212) 597-9000
Telecopy No.:	(212) 597-9120

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with a copy (which shall not constitute notice) to:
Simpson Thacher & Bartlett 425 Lexington Avenue New York, New York 10017-3954
Attention:	Gary Sellers
Telephone No.:	(212) 455-2000
Telecopy No.:	(212) 455-2502

    Section 10.5  Counterparts.  This Agreement may be executed in one or more counterparts (whether delivered by facsimile or otherwise), each of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

    Section 10.6  Entire Agreement; No Third Party Beneficiaries.  This Agreement, the Voting Agreements and the Confidentiality Agreement (including the documents and the instruments referred to herein and therein and other documents or agreements executed by both parties and delivered to each other contemporaneously herewith): (a) constitute the entire agreement and supersede all prior agreements, negotiations, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof, and (b) except as provided in Sections 7.4(a), 7.4(b) and 7.12 and are not intended to confer upon any Person, other than the parties hereto, any rights or remedies hereunder.

    Section 10.7  Severability.  Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the invalid, void or unenforceable term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to and shall, subject to the discretion of such court, reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

    Section 10.8  Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, including Section 5-1401 of New York General Obligations Law; provided, however, the Mergers shall be governed by Delaware Law.

    Section 10.9  Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of and for the County of New Castle, the State of Delaware, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the parties (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of and for the County of New Castle, the State of Delaware, if any dispute arises out of this Agreement or any of the Transactions, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts. Each party to this Agreement unconditionally and irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process,

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(ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (iii) to the fullest extent permitted by applicable Law, that (x) the suit, action or proceeding in any such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper and (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts and (iv) service of process in compliance with Section 10.4 in such action is not validly served. Each party to this Agreement unconditionally and irrevocably agrees that it will not bring any action, claim or counterclaim in any court other than such court. EACH PARTY, IRREVOCABLY AND UNCONDITIONALLY, WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS.

    Section 10.10  Extension; Waiver.  At any time prior to the Effective Time, the parties to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other parties to this Agreement, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

    Section 10.11  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of Law or otherwise) without the prior written content of the other parties to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

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    IN WITNESS WHEREOF, each of NetZero, Juno, United Online, Juno Merger Sub and NetZero Merger Sub has caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

NETZERO, INC.
By:	/s/ MARK GOLDSTON
Name: Mark R. Goldston
Title: Chairman and Chief Executive Officer
JUNO ONLINE SERVICES, INC.
By:	/s/ CHARLES ARDAI
Name: Charles Ardai
Title: President and CEO
UNITED ONLINE, INC.
By:	/s/ MARK GOLDSTON
Name: Mark R. Goldston
Title: Chairman and Chief Executive Officer
JO ACQUISITION CORP.
By:	/s/ MARK GOLDSTON
Name: Mark R. Goldston
Title: President
NZ ACQUISITION CORP.
By:	/s/ MARK GOLDSTON
Name: Mark R. Goldston
Title: President

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Annex B

    MORGAN STANLEY DEAN WITTER

1999 AVENUE OF THE STARS LOS ANGELES, CA 90067 (310) 788-2000
June 5, 2001

Board of Directors
NetZero, Inc.
2555 Townsgate Road
Westlake Village, CA 91361-2650

Members of the Board:

    We understand that Juno Online Services, Inc. ("Juno"), NetZero, Inc. ("NetZero"), United Online, Inc. ("United Online"), JO Acquisition Corp., a wholly owned subsidiary of United Online ("Juno Merger Sub") and NZ Acquisition Corp., a wholly owned subsidiary of United Online ("NetZero Merger Sub") propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated June 5, 2001 (the "Merger Agreement"), which provides, among other things, for the merger of Juno with and into Juno Merger Sub (the "Juno Merger") and for the merger of NetZero with and into NetZero Merger Sub (the "NetZero Merger", and with the Juno Merger, the "Mergers"). Pursuant to the Mergers, Juno and NetZero will become wholly owned subsidiaries of United Online, and (i) each outstanding share of common stock of NetZero, par value $.000l per share (the "NetZero Common Stock"), other than shares held in treasury or held by Juno or NetZero, or any affiliate of Juno or NetZero, or as to which dissenters' rights have been perfected, will be converted into the right to receive a certain number of shares of Common Stock, par value $.0001 per share, of United Online (the "United Online Common Stock"), pursuant to the NetZero Exchange Ratio, as defined in the Merger Agreement and (ii) each outstanding share of common stock of Juno, par value $.01 per share (the "Juno Common Stock"), other than shares held in treasury or held by Juno or NetZero, or any affiliate of Juno or NetZero, will be converted into the right to receive a certain number of shares of United Online Common Stock pursuant to the Juno Exchange Ratio, as defined in the Merger Agreement. The terms and conditions of the Mergers are more fully set forth in the Merger Agreement.

    You have asked for our opinion as to whether the ratio of the Juno Exchange Ratio to the NetZero Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of NetZero Common Stock. For purposes of the opinion set forth herein, we have:

  (i)
  reviewed certain publicly available financial statements and other business and financial information of NetZero and Juno, respectively;

  (ii)
  reviewed certain internal financial statements and other financial and operating data concerning Juno and NetZero, respectively;

  (iii)
  reviewed certain financial forecasts prepared by the management's Juno and NetZero, respectively;

B–1

  (iv)
  reviewed information relating to certain strategic, financial and operational benefits anticipated from the Mergers, prepared by the management's of Juno and NetZero, respectively;

  (v)
  discussed the past and current operations and financial condition and the prospects of Juno, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of Juno;

  (vi)
  discussed the past and current operations and financial condition and the prospects of NetZero, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of NetZero;

  (vii)
  reviewed and considered in the analysis, information prepared by members of senior management of NetZero and Juno relating to the relative contributions of NetZero and Juno to the combined company;

  (viii)
  discussed Juno's litigation with respect to Freewwweb (the "Freewwweb Litigation") with members of senior management of NetZero and Juno;

  (ix)
  reviewed the pro forma impact of the Mergers on United Online's cash flow and financial ratios;

  (x)
  reviewed the reported prices and trading activity for the Juno Common Stock and the NetZero Common Stock;

  (xi)
  compared the financial performance of Juno and NetZero and the prices and trading activity of the Juno Common Stock and the NetZero Common Stock with that of certain other publicly-traded companies comparable with Juno and NetZero, respectively, and their securities;

  (xii)
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (xiii)
  participated in discussions among representatives of Juno and NetZero and their financial and legal advisors;

  (xiv)
  reviewed the draft Merger Agreement and certain related documents;

  (xv)
  and considered such other factors and performed such other analyses as we have deemed appropriate.

    We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by Juno and NetZero for the purposes of this opinion. With respect to the financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of each of Juno and NetZero. We have relied upon the assessment by the management of each of Juno and NetZero of their ability to retain key employees of Juno and NetZero, respectively. We have also relied upon, without independent verification, the assessment by the management of each of Juno and NetZero of Juno's and NetZero's technologies and products, the timing and risks associated with, Juno's and NetZero's integration with United Online and the validity of, and risks associated with, Juno's and NetZero's existing products and technologies. We have relied upon, without independent verification, the terms disclosed to us by management of Juno and NetZero with respect to the resolution of the Freewwweb Litigation, and have assumed that such dispute will be resolved in accordance with such terms. In addition, we have assumed that the Mergers will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization and/or exchange, pursuant to the

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Internal Revenue Code of 1986. We have not made any independent valuation or appraisal of the assets or liabilities of Juno or NetZero, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

    We have acted as financial advisor to the board of directors of NetZero in connection with this transaction and will receive a fee for our services.

    It is understood that this letter is for the information of the board of directors of NetZero and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by NetZero in respect of the transaction with the Securities and Exchange Commission. In addition, this opinion does not in any manner address the prices at which the United Online Common Stock will trade following consummation of the Mergers, and Morgan Stanley expresses no opinion or recommendation as to how the stockholders of NetZero and Juno should vote at the stockholders' meetings held in connection with the Mergers.

    Based upon and subject to the foregoing, we are of the opinion on the date hereof that the ratio of the Juno Exchange Ratio to the NetZero Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of NetZero Common Stock.

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
By:	/s/ IAN C.T. PEREIRA Ian C.T. Pereira Managing Director

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ANNEX C

    [Letterhead of Deutsche Banc
Alex. Brown, Inc.]

June 7, 2001

Board of Directors
Juno Online Services, Inc.
120 West 45th Street
New York, NY 10036

Gentlemen:

    Deutsche Banc Alex. Brown Inc. ("DBAB") has acted as financial advisor to Juno Online Services, Inc. ("Client") in connection with the proposed acquisition of Client by NetZero Inc. (the "Company") pursuant to the Agreement and Plan of Merger, dated as of June 7, 2001, among the Company, Client, United Online Inc. ("United Online") and the other parties thereto (the "Merger Agreement"), which provides, among other things, for the merger of each of Client and the Company with and into two separate direct wholly owned subsidiaries of United Online (the "Transaction"), as a result of which both Client and the Company will become wholly owned subsidiaries of United Online. As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of the Common Stock, par value $0.01 per share, of Client ("Client Common Stock") not owned directly or indirectly by the Company, Client or any of their respective subsidiaries will be converted into the right to receive 0.3570 shares of common stock of United Online, par value 0.0001 per share ("Client Exchange Ratio"). The Client Exchange Ratio is equivalent to a ratio of 1.7850 shares of Client Common Stock to each share of common stock of the Company. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

    You have requested DBAB's opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Client Common Stock of the Client Exchange Ratio.

    In connection with DBAB's role as financial advisor to Client, and in arriving at its opinion, DBAB has reviewed certain publicly available financial and other information concerning Client and the Company and certain internal analyses and other information furnished to it by Client and the Company. DBAB has also held discussions with members of the senior managements of Client and the Company regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, DBAB has (i) reviewed the reported prices and trading activity for Client Common Stock and common stock of the Company, (ii) compared certain financial and stock market information for Client and the Company with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

    DBAB has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Client or the Company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, DBAB has assumed and relied upon the accuracy and completeness of all such information and DBAB has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of Client or the Company. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by the Company to be achieved as a result of the Transaction (collectively, the "Synergies"), made available to DBAB and used in its analyses, DBAB has assumed that they have been reasonably prepared on bases reflecting

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Juno Online Services, Inc.
June 7, 2001

the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering its opinion, DBAB expresses no view as to the reasonableness of such forecasts and projections, including the Synergies, or the assumptions on which they are based. DBAB's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

    For purposes of rendering its opinion, DBAB has assumed that, in all respects material to its analysis, the representations and warranties of Client, the Company or United Online contained in the Merger Agreement are true and correct, Client, the Company, United Online and each of the other parties to the Merger Agreement will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of Client, the Company, United Online and each of the other parties to the Merger Agreement to consummate the Transaction will be satisfied without any waiver thereof. DBAB has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Client or the Company is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Client or the Company or materially reduce the contemplated benefits of the Transaction to the Company. In addition, you have informed DBAB, and accordingly for purposes of rendering its opinion DBAB has assumed, that the Transaction will be tax-free to each of Client and the Company and their respective stockholders.

    This opinion is addressed to, and for the use and benefit of, the Board of Directors of Client and is not a recommendation to the stockholders of Client to approve the Transaction. This opinion is limited to the fairness, from a financial point of view, to the holders of Client Common Stock of the Client Exchange Ratio and DBAB expresses no opinion as to the merits of the underlying decision by Client to engage in the Transaction.

    DBAB will be paid a fee for its services as financial advisor to Client in connection with the Transaction, a portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking services to Client. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Client and the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

    Based upon and subject to the foregoing, it is DBAB's opinion as investment bankers that the Client Exchange Ratio is fair, from a financial point of view, to holders of Client Common Stock.

Very truly yours,
/s/ DEUTSCHE BANC ALEX. BROWN, INC. DEUTSCHE BANC ALEX. BROWN INC.

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ANNEX D

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

Section 262. Appraisal Rights.

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one (1) or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

      (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

      (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

        a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

        b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

        c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

D–1

        d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a, b and c of this paragraph.

      (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

      (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

      (2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent

D–2

  corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

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    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

    (i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (1) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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PROXY

Special Meeting of NetZero Stockholders,          , 2001

This Proxy is Solicited on Behalf of the Board of Directors of NetZero, Inc.

   The undersigned hereby appoints Mark R. Goldston and Charles S. Hilliard, and each of them, proxies with full power of substitution for and in the name of the undersigned to vote all shares of common stock, par value $0.0001 per share, of NetZero, Inc., a Delaware corporation, that the undersigned would be entitled to vote at NetZero's Special Meeting of Stockholders to be held on          , 2001, 10:00 a.m. Eastern time, at          , or at any and all adjournments and postponements thereof, upon the matters set forth in the Notice of the Special Meeting as stated hereon, hereby revoking any proxy heretofore given.

   The undersigned acknowledges receipt of the Notice of the Special Meeting and the accompanying Joint Proxy Statement/Prospectus.

1.	Adoption of the Agreement and Plan of Merger, dated as of June 7, 2001, by and among NetZero, Inc., Juno Online Services, Inc., United Online, Inc., NZ Acquisition Corp. and JO Acquisition Corp.
/ / FOR	/ / AGAINST	/ / ABSTAIN
/ /	Withhold discretionary authority.

                            The Board of Directors recommends a vote IN FAVOR OF the above-listed proposal. THIS PROXY WILL BE VOTED IN FAVOR OF IN FAVOR OF THE ABOVE-LISTED PROPOSALS IF NO SPECIFICATION IS MADE.

                            Please sign exactly as the name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

                            Date:__________________________________________________________

                            _______________________________________________________________

                            Signature

                            Date: __________________________________________________________

                            _______________________________________________________________

                            Signature

PROXY

Special Meeting of Juno Online Services, Inc. Stockholders,          , 2001

This Proxy is Solicited on Behalf of the Board of Directors of Juno Online Services, Inc.

   The undersigned hereby appoints Richard D. Buchband and Harshan Bhangdia, and each of them, proxies with full power of substitution, for and in the name of the undersigned to vote all shares of common stock, par value $0.01 per share, of Juno Online Services, Inc., a Delaware corporation, that the undersigned would be entitled to vote at Special Meeting of Stockholders of Juno Online Services to be held on          , 2001, 10:00 a.m. Eastern time., at          , or at any and all adjournments and postponements thereof, upon the matters set forth in the Notice of the Special Meeting as stated hereon, hereby revoking any proxy heretofore given.

   The undersigned acknowledges receipt of the Notice of the Special Meeting and the accompanying Joint Proxy Statement/Prospectus.

1.	Adoption of the Agreement and Plan of Merger, dated as of June 7, 2001, by and among NetZero, Inc., Juno Online Services, Inc., United Online, Inc., NZ Acquisition Corp. and JO Acquisition Corp.
/ / FOR	/ / AGAINST	/ / ABSTAIN
/ /	Withhold discretionary authority.

                            The Board of Directors recommends a vote IN FAVOR OF the above-listed proposal. THIS PROXY WILL BE VOTED IN FAVOR OF IN FAVOR OF THE ABOVE-LISTED PROPOSALS IF NO SPECIFICATION IS MADE.

                            Please sign exactly as the name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

                            Date: __________________________________________________________

                            _______________________________________________________________

                            Signature

                            Date: __________________________________________________________

                            _______________________________________________________________

                            Signature

Part II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.  Indemnification of Directors and Officers

    The Amended and Restated Certificate of Incorporation (the "Certificate") of United Online, a Delaware corporation (the "Registrant"), will provide that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which will not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Registrant intends to obtain liability insurance for its officers and directors.

    Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the Registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    In addition, the Registrant intends to enter into indemnification agreements with each of its directors and executive officers, a form of which is filed as Exhibit 10.3 hereto.

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Item 21.  Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Document
2.1(1)	Agreement and Plan of Merger, dated as of June 7, 2001, by and among NetZero, Inc. ("NetZero"), Juno Online Services, Inc. ("Juno"), the Registrant, NZ Acquisition Corp. and JO Acquisition Corp.
3.1	Amended and Restated Certificate of Incorporation of the Registrant
3.2	Amended and Restated Bylaws of the Registrant
4.1	Specimen stock certificate for common stock of the Registrant
5.1	Opinion of Brobeck, Phleger & Harrison LLP regarding the validity of the securities to be issued
8.1*	Opinion of Brobeck, Phleger & Harrison LLP regarding the tax disclosure
10.1(2)	Form of Voting Agreement by and between Juno and NetZero stockholders
10.2(2)	Form of Voting Agreement by and between NetZero and Juno stockholders
10.3	Form of Indemnification Agreement by and between the Registrant and its directors and executive officers
23.1	Consent of PricewaterhouseCoopers LLP, with respect to NetZero, Inc.
23.2	Consent of PricewaterhouseCoopers LLP, with respect to AimTV, Inc., a development stage enterprise
23.3	Consent of PricewaterhouseCoopers LLP, with respect to Juno Online Services, Inc.
23.4	Consent of Morgan Stanley & Co. Incorporated
23.5	Consent of Deutsche Banc Alex. Brown Inc.
23.6	Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1)
23.7*	Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 8.1)
24.1	Power of Attorney (included on page II-6)

*
To be filed by amendment.

(1)
Included as Annex A to the Joint Proxy Statement/Prospectus included in Part I of this registration statement.

(2)
Incorporated by reference from the exhibits to the Form 8-K filed by Juno with the SEC on June 12, 2001 (File No. 000-26009).

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(b)  Schedules

REPORT OF INDEPENDENT ACCOUNTANTS
ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of NetZero, Inc.

    Our audits of the consolidated financial statements of NetZero, Inc. referred to in our report dated August 9, 2000 appearing in this registration statement on Form S-4 also included an audit of the financial statement schedule included on page II-4 of this registration statement on Form S-4. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Woodland Hills, California
August 9, 2000

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NETZERO, INC.

Schedule II—Valuation and Qualifying Accounts

		Additions
Allowance for doubtful accounts	Balance at Beginning of Period	Charged to Costs and Expenses	Write-offs Net of Recoveries		Balance at End of Period
Year ended June 30, 2000	$160,000	$1,834,000	$343,000(a	)	$1,651,000
Year ended June 30, 1999	$—	$160,000	$—		$160,000
Period from July 21, 1997 (inception) to June 30, 1998	$—	$—	$—		$—
Valuation allowance for deferred tax assets
Year ended June 30, 2000	$5,993,000	$32,050,000	$—		$38,043,000
Year ended June 30, 1999	$10,000	$5,983,000	$—		$5,993,000
Period from July 21, 1997 (inception) to June 30, 1998	$—	$10,000	$—		$10,000

(a)
Represents specific accounts written off that were considered to be uncollectible.

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(c)  Reports, Opinions or Appraisals

The opinion of Morgan Stanley & Co. Incorporated and Deutsche Banc Alex. Brown Inc. are attached as Annex B and Annex C, respectively, to the Joint Proxy Statement/Prospectus included in Part I of this registration statement.

Item 22.  Undertakings

    (a)  The Registrant hereby undertakes:

    (1)  to file, during any period in which offers or sales are being made, a post effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement (or the most recent post effective amendment thereof). Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a twenty percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that clauses (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 14 or 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement.

    (2)  that, for purposes of determining any liability under the Securities Act, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)  to remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c)  The Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (d)  The Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

II–5

SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Westlake Village, State of California, on June 22, 2001.

UNITED ONLINE, INC.
By:	/s/ MARK R. GOLDSTON Mark R. Goldston Chairman and Chief Executive Officer

    KNOW ALL MEN BY THESE PRESENTS, the undersigned hereby constitute and appoint Mark R. Goldston, Charles S. Hilliard and Frederic A. Randall, Jr. and each of them, his or her true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, or any related registration statement filed pursuant to Rule 462(b) under the Securities Act, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ MARK R. GOLDSTON Mark R. Goldston	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	June 22, 2001
/s/ CHARLES S. HILLIARD Charles S. Hilliard	Chief Financial Officer (Principal Financial and Accounting Officer)	June 22, 2001
/s/ RONALD T. BURR Ronald T. Burr	President and Director	June 22, 2001
/s/ JAMES T. ARMSTRONG James T. Armstrong	Director	June 22, 2001
/s/ ROBERT BERGLASS Robert Berglass	Director	June 22, 2001
/s/ JENNIFER S. FONSTAD Jennifer S. Fonstad	Director	June 22, 2001
/s/ DENNIS HOLT Dennis Holt	Director	June 22, 2001

II–6

QuickLinks

TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE MERGERS
SUMMARY OF THIS JOINT PROXY STATEMENT/PROSPECTUS
SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA
NetZero
Juno
United Online
UNAUDITED COMPARATIVE PER SHARE INFORMATION
RISK FACTORS
Risks Associated with the Mergers
Risks Associated with Our Operations Which Will Not Be Reduced in the Mergers
Risks Related to the Internet Industry
Risks Related to the Market for Our Common Stock
THE SPECIAL MEETINGS
THE MERGERS
Enterprise Value to
THE MERGER AGREEMENT
RELATED AGREEMENTS
NETZERO'S SELECTED FINANCIAL DATA
NETZERO'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Nine Months Ended March 31, 2001 Compared to the Nine Months Ended March 31, 2000
Fiscal Year Ended June 30, 2000 Compared to The Fiscal Year Ended June 30, 1999
JUNO'S SELECTED FINANCIAL DATA
JUNO'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three Months Ended March 31, 2001 Compared to Three Months Ended March 31, 2000
Year Ended December 31, 2000 Compared to Year Ended December 31, 1999
Year Ended December 31, 1999 Compared to Year Ended December 31, 1998
NETZERO'S BUSINESS
JUNO'S BUSINESS
NETZERO'S MANAGEMENT
Summary Compensation Table
NETZERO'S PRINCIPAL STOCKHOLDERS
JUNO'S PRINCIPAL STOCKHOLDERS
DESCRIPTION OF UNITED ONLINE CAPITAL STOCK
COMPARISON OF RIGHTS OF UNITED ONLINE STOCKHOLDERS, NETZERO STOCKHOLDERS AND JUNO STOCKHOLDERS
MANAGEMENT OF UNITED ONLINE AFTER THE MERGERS
LEGAL MATTERS
EXPERTS
STOCKHOLDER PROPOSALS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
INDEX TO FINANCIAL STATEMENTS
UNITED ONLINE, INC. INTRODUCTORY NOTE REGARDING THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
UNITED ONLINE, INC. UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2001 (in thousands)
UNITED ONLINE, INC. UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS NINE MONTHS ENDED MARCH 31, 2001 (in thousands, except for per share amounts)
UNITED ONLINE, INC. UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS YEAR ENDED JUNE 30, 2000 (in thousands, except for per share amounts)
UNITED ONLINE, INC. NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
NETZERO, INC. CONSOLIDATED BALANCE SHEETS
NETZERO, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
NETZERO, INC. CONSOLIDATED STATEMENTS OF CASH FLOW
NETZERO, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NETZERO, INC. CONSOLIDATED BALANCE SHEETS
NETZERO, INC UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
NETZERO, INC. UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
NETZERO, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
AIMTV, INC. (A DEVELOPMENT STAGE ENTERPRISE) BALANCE SHEETS
AIMTV, INC. (A DEVELOPMENT STAGE ENTERPRISE) STATEMENTS OF OPERATIONS
AIMTV, INC. (A DEVELOPMENT STAGE ENTERPRISE) STATEMENTS OF SHAREHOLDERS' EQUITY
AIMTV, INC. (A DEVELOPMENT STAGE ENTERPRISE) STATEMENTS OF CASH FLOWS
AIMTV, INC. (A DEVELOPMENT STAGE ENTERPRISE) NOTES TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands, except per share data)
JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per limited partnership unit and per share data)
JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL (DEFICIENCY)/ STATEMENT OF STOCKHOLDERS' EQUITY (in thousands)
JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except limited partnership unit and share data)
JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (in thousands)
JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Annex A
AGREEMENT AND PLAN OF MERGER
ARTICLE 1 DEFINITIONS AND INTERPRETATION
ARTICLE 2 THE MERGERS
ARTICLE 3 EXCHANGE OF CERTIFICATES
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF JUNO
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF NETZERO
ARTICLE 6 COVENANTS
ARTICLE 7 ADDITIONAL AGREEMENTS
ARTICLE 8 CONDITIONS
ARTICLE 9 TERMINATION
ARTICLE 10 MISCELLANEOUS
Annex B
ANNEX C
ANNEX D
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
Part II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE
NETZERO, INC. Schedule II—Valuation and Qualifying Accounts
SIGNATURES